Exhibt 99.1 Management Discussion & Analysis and Complete Financial Statements 1Q19 Itaú Unibanco Holding S.A. www.itau.com.br/investor-relations facebook.com/itauunibancori @itauunibanco_ri Exhibt 99.1 Management Discussion & Analysis and Complete Financial Statements 1Q19 Itaú Unibanco Holding S.A. www.itau.com.br/investor-relations facebook.com/itauunibancori @itauunibanco_ri

Contents Executive Summary 03 Management Income Statement and Balance Sheet Analysis 13 Discussion & Managerial Financial Margin 14 Analysis Cost of Credit 16 Credit Quality 18 Page 03 Commissions and Fees & Result from Insurance 21 Insurance, Pension Plan and Premium Bonds Operations 24 Non-interest Expenses 27 Balance Sheet 29 Credit Portfolio 30 Funding 32 Risk and Capital Management 33 Results by Business Segments 35 Results by Region - Brazil and Latin America 37 Activities Abroad 38 Additional Information 41 Itaú Unibanco Shares 42 Disclosure Criteria 43 Report of Independent Auditors 44 Complete Financial Statements Page 45 Contents Executive Summary 03 Management Income Statement and Balance Sheet Analysis 13 Discussion & Managerial Financial Margin 14 Analysis Cost of Credit 16 Credit Quality 18 Page 03 Commissions and Fees & Result from Insurance 21 Insurance, Pension Plan and Premium Bonds Operations 24 Non-interest Expenses 27 Balance Sheet 29 Credit Portfolio 30 Funding 32 Risk and Capital Management 33 Results by Business Segments 35 Results by Region - Brazil and Latin America 37 Activities Abroad 38 Additional Information 41 Itaú Unibanco Shares 42 Disclosure Criteria 43 Report of Independent Auditors 44 Complete Financial Statements Page 45

Management Discussion & Analysis Management Discussion & Analysis and Complete Financial Statements Management Discussion & Analysis Management Discussion & Analysis and Complete Financial Statements

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Management Discussion & Analysis | Executive Summary

Itaú

Managerial Income Summary

We present below the financial indicators of Itaú Unibanco determined at the end of the period.

	In R$ millions (except where indicated), end of period	1Q19	4Q18	1Q18
Results	Recurring Net Income	6,877	6,478	6,419
	Operating Revenues (1)	28,208	28,471	27,426
	Managerial Financial Margin (2)	17,668	17,382	16,999
Performance	Recurring Return on Average Equity – Annualized - Consolidated (3)	23.6%	21.8%	22.2%
	Recurring Return on Average Equity – Annualized - Brazil (3)	24.8%	22.7%	23.7%
	Recurring Return on Average Assets – Annualized (4)	1.7%	1.6%	1.7%
	Nonperforming Loans Ratio (90 days overdue) - Total	3.0%	2.9%	3.1%
	Nonperforming Loans Ratio (90 days overdue) - Brazil	3.7%	3.5%	3.7%
	Nonperforming Loans Ratio (90 days overdue) - Latin America	1.4%	1.4%	1.6%
	Coverage Ratio (Total Allowance/NPL 90 days overdue) (5)	208%	221%	236%
	Efficiency Ratio (IE) (6)	46.3%	48.7%	45.9%
	Risk-Adjusted Efficiency Ratio (RAER) (6)	60.9%	61.7%	60.8%
Shares	Recurring Net Income per Share (R$) (7,8)	0.71	0.67	0.66
	Net Income per Share (R$) (7,8)	0.69	0.64	0.65
	Number of Outstanding Shares at the end of period – in millions (8)	9,743	9,721	9,732
	Book Value per Share (R$) (8)	12.30	13.55	12.18
	Dividends and Interest on Own Capital net of Taxes (9)	2,407	14,865	2,247
	Market Capitalization (10)	334,179	341,968	333,596
	Market Capitalization (10) (US$ million)	85,760	88,254	100,366
Balance Sheet	Total Assets	1,651,425	1,649,613	1,524,354
	Total Credit Portfolio, including Financial Guarantees Provided and Corporate Securities	647,061	636,934	601,056
	Deposits + Debentures + Securities + Borrowings and Onlending (11)	690,371	687,356	664,674
	Loan Portfolio/Funding (11)	78.7%	77.5%	74.5%
	Stockholders' Equity	119,824	131,757	118,511
	Solvency Ratio - Prudential Conglomerate (BIS Ratio)	16.0%	18.0%	16.6%
	Tier I Capital - BIS III (12)	14.6%	15.9%	13.6%
	Common Equity Tier I - BIS III (12)	13.3%	14.9%	14.5%
	Liquidity Coverage Ratio (LCR)	164.0%	171.7%	173.5%
	Net Stable Funding Ratio (NSFR) (13)	122.8%	127.7%	-
Other	Assets Under Administration	1,158,642	1,131,239	1,026,534
	Total Number of Employees	99,661	100,335	99,618
	Brazil	86,204	86,801	85,843
	Abroad	13,457	13,534	13,775
	Branches and CSBs – Client Service Branches	4,934	4,940	4,976
	ATM – Automated Teller Machines (14)	47,953	48,476	47,086

Note: (1) Operating Revenues are the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed on Managerial Financial Margin section; (3) Annualized Return was calculated by dividing Recurring Net Income by Average Stockholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the amount of dividends that has not yet been approved at shareholders' or Board meetings, proposed after the balance sheet closing date; (4) Return was calculated by dividing Recurring Net Income by Average Assets; (5) Includes the balance of allowance for financial guarantees provided; (6) For further details on the calculation methodologies of both Efficiency and Risk-Adjusted Efficiency ratios, please refer to Non-Interest Expenses section; (7) Calculated based on the weighted average number of outstanding shares for the period; (8) Considers the 50% stock split occurred in November 2018. For comparison the number of shares in 1Q18 was recalculated and prior to the split the amount was 6,488 million; (9) Interest on own capital. Amounts paid/provisioned, declared and reserved in stockholders' equity; (10) Total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period; (11) As detailed on the Balance section; (12) Includes impacts from schedule anticipation of deductions and does not consider the additional dividend and interest on own capital; (13) We began to disclose the NSFR in 4Q18. For further details, please refer to Risk and Capital Management section; (14) Includes ESBs (electronic service branches) and service points at third parties' locations and Banco24Horas ATMs.

Itaú Unibanco Holding S.A. 05

Management Discussion & Analysis | Executive Summary

Net Income and Recurring Net Income

Non-Recurring Events Net of Tax Effects

In R$ millions	1Q19	4Q18	1Q18
Net Income	6,710	6,206	6,280
(-) Non-Recurring Events	(167)	(272)	(139)
Goodwill Amortization	(167)	(171)	(146)
└ Effect from the amortization of goodwill generated by acquisitions made by the conglomerate			
Liability Adequacy Test	-	(85)	-
└ Adjustment of technical provisions as a result of the liability adequacy test			
Impairment	-	(18)	(92)
└ Adjustment to reflect the realization value of certain assets mainly related to technology			
Contingencies Provision	-	-	97
└ Provisions for tax and social security lawsuits and losses from economic plans in effect in Brazil during the 1980's and early 1990's			
Other	-	2	2
Recurring Net Income	6,877	6,478	6,419

Managerial Income Statement

In this report, besides the adjustment of non-recurring events, we apply managerial criteria to present our income statement. In relation to the accounting statement, these criteria affect the breakdown of our income statement but not the net income. Among the managerial adjustments, we highlight the tax effects of the hedge of investments abroad - originally included in tax expenses (PIS and COFINS) and income tax and social contribution on net income, which are reclassified to the financial margin. These reclassifications enable us to carry out business analyses from the management point of view and are shown in the table on the following page (Accounting and Managerial Statements Reconciliation) of this report.

In relation to the hedge of investments abroad, our strategy for foreign exchange risk management is aimed at mitigating, through financial instruments, the effects of foreign exchange variations and includes the impact of all tax effects. We present below the foreign exchange variation of the Brazilian real:

Currency	(1Q19/4Q18)	(1Q19/1Q18)	Currency	(1Q19/4Q18)	(1Q19/1Q18)
U.S. dollar R$3.8967	+ 0.6%	+ 17.2%	Chilean peso R$0.005731	+ 2.5%	+ 4.1%
Argentinian peso R$0.08983	- 12.7%	- 45.7%	Uruguayan peso R$0.1156	- 3.6%	- 1.4%
Colombian peso R$0.001224	+ 2.5%	+ 2.9%	Paraguayan Guarani R$0.0006316	- 2.9%	+ 4.5%

Itaú Unibanco Holding S.A. 06

Executive Summary Management Discussion & Analysis Accounting and Managerial Statements Reconciliation st Accounting and Managerial Financial Statements Reconciliation | 1 quarter of 2019 Non-recurring Tax Effect Managerial Accounting Managerial Events of Hedge Reclassifications In R$ millions Operating Revenues 28,151 - 110 (53) 28,208 Managerial Financial Margin 16,841 - 110 717 17,668 Financial Margin with Clients 15,635 - - 790 16,424 Financial Margin with the Market 1,207 - 1 10 (73) 1,244 Commissions and Fees 9,445 - - (823) 8,622 Revenues from Insurance, Pension Plan and Premium Bonds 1,232 - - 686 1,918 Operations Before Retained Claims and Selling Expenses Other Operating Income 403 - - (403) - Equity in Earnings of Affiliates and Other Investments 241 - - (241) - Non-operating Income (11) - - 11 - Cost of Credit (3,372) - - (432) (3,804) Provision for Loan Losses (4,158) - - (49) (4,206) Impairment - - - (30) (30) Discounts Granted - - - (308) (308) Recovery of Loans Written Off as Losses 785 - - (45) 741 Retained Claims (330) - - 31 (299) Other Operating Expenses (14,588) 309 1 436 (13,842) Non-interest Expenses (12,907) 309 - 448 (12,150) Tax Expenses for ISS, PIS, Cofins and Other Taxes (1,669) - 1 (12) (1,680) Insurance Selling Expenses (12) - - - (12) Income before Tax and Profit Sharing 9,861 309 1 11 (18) 10,263 Income Tax and Social Contribution (2,969) (35) (111) (74) (3,188) Profit Sharing Management Members - Statutory (92) - - 92 - Minority Interests (90) (108) - - (198) Net Income 6,710 167 - - 6,877 th Accounting and Managerial Financial Statements Reconciliation | 4 quarter of 2018 Non-recurring Tax Effect Managerial Accounting Managerial Events of Hedge Reclassifications In R$ millions Operating Revenues 28,763 127 (878) 459 28,471 Managerial Financial Margin 16,129 (24) (878) 2,155 17,382 Financial Margin with Clients 14,234 (24) - 2,023 16,233 Financial Margin with the Market 1,895 - (878) 132 1,149 Commissions and Fees 10,040 - - (848) 9,192 Revenues from Insurance, Pension Plan and Premium Bonds 1,077 163 - 658 1,897 Operations Before Retained Claims and Selling Expenses Other Operating Income 932 (11) - (921) - Equity in Earnings of Affiliates and Other Investments 345 - - (345) - Non-operating Income 240 - - (240) - Cost of Credit (2,241) - - (1,174) (3,415) Provision for Loan Losses (3,251) - - (544) (3,796) Impairment - - - (269) (269) Discounts Granted - - - (312) (312) Recovery of Loans Written Off as Losses 1,010 - - (49) 961 Retained Claims (294) - - - (294) Other Operating Expenses (15,813) 300 1 16 710 (14,687) Non-interest Expenses (13,943) 333 - 818 (12,793) Tax Expenses for ISS, PIS, Cofins and Other Taxes (1,856) (33) 1 16 (108) (1,881) Insurance Selling Expenses (14) - - - (14) Income before Tax and Profit Sharing 10,414 427 (762) (5) 10,075 Income Tax and Social Contribution (3,993) (48) 7 62 (73) (3,352) Profit Sharing Management Members - Statutory (77) - - 77 - Minority Interests (138) (107) - - (245) Net Income 6,206 272 - - 6,478 Itaú Unibanco Holding S.A. 07 Executive Summary Management Discussion & Analysis Accounting and Managerial Statements Reconciliation st Accounting and Managerial Financial Statements Reconciliation | 1 quarter of 2019 Non-recurring Tax Effect Managerial Accounting Managerial Events of Hedge Reclassifications In R$ millions Operating Revenues 28,151 - 110 (53) 28,208 Managerial Financial Margin 16,841 - 110 717 17,668 Financial Margin with Clients 15,635 - - 790 16,424 Financial Margin with the Market 1,207 - 1 10 (73) 1,244 Commissions and Fees 9,445 - - (823) 8,622 Revenues from Insurance, Pension Plan and Premium Bonds 1,232 - - 686 1,918 Operations Before Retained Claims and Selling Expenses Other Operating Income 403 - - (403) - Equity in Earnings of Affiliates and Other Investments 241 - - (241) - Non-operating Income (11) - - 11 - Cost of Credit (3,372) - - (432) (3,804) Provision for Loan Losses (4,158) - - (49) (4,206) Impairment - - - (30) (30) Discounts Granted - - - (308) (308) Recovery of Loans Written Off as Losses 785 - - (45) 741 Retained Claims (330) - - 31 (299) Other Operating Expenses (14,588) 309 1 436 (13,842) Non-interest Expenses (12,907) 309 - 448 (12,150) Tax Expenses for ISS, PIS, Cofins and Other Taxes (1,669) - 1 (12) (1,680) Insurance Selling Expenses (12) - - - (12) Income before Tax and Profit Sharing 9,861 309 1 11 (18) 10,263 Income Tax and Social Contribution (2,969) (35) (111) (74) (3,188) Profit Sharing Management Members - Statutory (92) - - 92 - Minority Interests (90) (108) - - (198) Net Income 6,710 167 - - 6,877 th Accounting and Managerial Financial Statements Reconciliation | 4 quarter of 2018 Non-recurring Tax Effect Managerial Accounting Managerial Events of Hedge Reclassifications In R$ millions Operating Revenues 28,763 127 (878) 459 28,471 Managerial Financial Margin 16,129 (24) (878) 2,155 17,382 Financial Margin with Clients 14,234 (24) - 2,023 16,233 Financial Margin with the Market 1,895 - (878) 132 1,149 Commissions and Fees 10,040 - - (848) 9,192 Revenues from Insurance, Pension Plan and Premium Bonds 1,077 163 - 658 1,897 Operations Before Retained Claims and Selling Expenses Other Operating Income 932 (11) - (921) - Equity in Earnings of Affiliates and Other Investments 345 - - (345) - Non-operating Income 240 - - (240) - Cost of Credit (2,241) - - (1,174) (3,415) Provision for Loan Losses (3,251) - - (544) (3,796) Impairment - - - (269) (269) Discounts Granted - - - (312) (312) Recovery of Loans Written Off as Losses 1,010 - - (49) 961 Retained Claims (294) - - - (294) Other Operating Expenses (15,813) 300 1 16 710 (14,687) Non-interest Expenses (13,943) 333 - 818 (12,793) Tax Expenses for ISS, PIS, Cofins and Other Taxes (1,856) (33) 1 16 (108) (1,881) Insurance Selling Expenses (14) - - - (14) Income before Tax and Profit Sharing 10,414 427 (762) (5) 10,075 Income Tax and Social Contribution (3,993) (48) 7 62 (73) (3,352) Profit Sharing Management Members - Statutory (77) - - 77 - Minority Interests (138) (107) - - (245) Net Income 6,206 272 - - 6,478 Itaú Unibanco Holding S.A. 07

Management Discussion & Analysis | Executive Summary

Itaú

1st quarter of 2019 Income Statement

Operating Revenues Perspective

The Operating Revenues is composed by the sum of the main accounts in which revenues from banking, insurance, pension plan and premium bonds operations are recorded.

In R$ millions	1Q19	4Q18	Δ	1Q18	Δ
Operating Revenues	**28,208**	**28,471**	**-0.9%**	**27,426**	**2.8%**
Managerial Financial Margin	17,668	17,382	1.6%	16,999	3.9%
Financial Margin with Clients	16,424	16,233	1.2%	15,261	7.6%
Financial Margin with the Market	1,244	1,149	8.2%	1,738	-28.4%
Commissions and Fees	8,622	9,192	-6.2%	8,528	1.1%
Revenues from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,918	1,897	1.1%	1,898	1.0%
Cost of Credit	**(3,804)**	**(3,415)**	**11.4%**	**(3,788)**	**0.4%**
Provision for Loan Losses	(4,206)	(3,796)	10.8%	(4,111)	2.3%
Impairment	(30)	(269)	-88.9%	(187)	-84.1%
Discounts Granted	(308)	(312)	-1.2%	(284)	8.4%
Recovery of Loans Written Off as Losses	741	961	-23.0%	795	-6.9%
Retained Claims	**(299)**	**(294)**	**1.9%**	**(279)**	**7.1%**
Other Operating Expenses	**(13,842)**	**(14,687)**	**-5.8%**	**(13,382)**	**3.4%**
Non-interest Expenses	(12,150)	(12,793)	-5.0%	(11,676)	4.1%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,680)	(1,881)	-10.6%	(1,689)	-0.5%
Insurance Selling Expenses	(12)	(14)	-14.5%	(17)	-32.2%
Income before Tax and Minority Interests	**10,263**	**10,075**	**1.9%**	**9,977**	**2.9%**
Income Tax and Social Contribution	**(3,188)**	**(3,352)**	**-4.9%**	**(3,462)**	**-7.9%**
Minority Interests in Subsidiaries	**(198)**	**(245)**	**-19.2%**	**(96)**	**-**
Recurring Net Income	**6,877**	**6,478**	**6.2%**	**6,419**	**7.1%**

Managerial Financial Margin Perspective

This perspective presents the income related to financial operations net of cost of credit.

In R$ millions	1Q19	4Q18	Δ	1Q18	Δ
Managerial Financial Margin	**17,668**	**17,382**	**1.6%**	**16,999**	**3.9%**
Financial Margin with Clients	16,424	16,233	1.2%	15,261	7.6%
Financial Margin with the Market	1,244	1,149	8.2%	1,738	-28.4%
Cost of Credit	**(3,804)**	**(3,415)**	**11.4%**	**(3,788)**	**0.4%**
Provision for Loan Losses	(4,206)	(3,796)	10.8%	(4,111)	2.3%
Impairment	(30)	(269)	-88.9%	(187)	-84.1%
Discounts Granted	(308)	(312)	-1.2%	(284)	8.4%
Recovery of Loans Written Off as Losses	741	961	-23.0%	795	-6.9%
Net Result from Financial Operations	**13,865**	**13,967**	**-0.7%**	**13,212**	**4.9%**
Other Operating Income/(Expenses)	**(3,602)**	**(3,891)**	**-7.4%**	**(3,235)**	**11.3%**
Commissions and Fees	8,622	9,192	-6.2%	8,528	1.1%
Result from Insurance, Pension Plan and Premium Bonds Operations	1,607	1,590	1.1%	1,602	0.3%
Non-interest Expenses	(12,150)	(12,793)	-5.0%	(11,676)	4.1%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,680)	(1,881)	-10.6%	(1,689)	-0.5%
Income before Tax and Minority Interests	**10,263**	**10,075**	**1.9%**	**9,977**	**2.9%**
Income Tax and Social Contribution	**(3,188)**	**(3,352)**	**-4.9%**	**(3,462)**	**-7.9%**
Minority Interests in Subsidiaries	**(198)**	**(245)**	**-19.2%**	**(96)**	**-**
Recurring Net Income	**6,877**	**6,478**	**6.2%**	**6,419**	**7.1%**

Itaú Unibanco Holding S.A.

08

Management Discussion & Analysis | Executive Summary

Results

Recurring **Net Income**

R$6.9 billion in 1Q19


R$ millions
+ 6.2%
+7.1%
6,419
6,382
6,454
6,478
6,877
1Q18
2Q18
3Q18
4Q18
1Q19

Income Before Tax and Minority Interests

R$10.3 billion in 1Q19


R$ millions
+ 1.9%
+ 2.9%
9,977
10,151
10,031
10,075
10,263
1Q18
2Q18
3Q18
4Q18
1Q19

Performance:

Recurring net income for the first quarter of 2019 was R$6.9 billion up 6.2% from the previous quarter with a return on average equity of 23.6%. The main positive highlight was the 5.0% decrease in non-interest expenses. The reduction was due to personnel expenses that are seasonally lower in the first quarter and expenses on third-party services. The financial margin with clients grew 1.2% as a result of the growth of the portfolios of individuals and very small, small and middle-market companies. These effects were partially offset by lower commissions and fees and higher cost of credit.

Recurring net income increased 7.1% when compared to the same period of the previous year. Financial margin with clients increased 7.6% driven by the growths in the portfolios of individuals and very small, small and middle-market companies. The 28.4% decrease in the financial margin with the market and the 4.1% increase in non-interest expenses partially offset the positive performance of the financial margin with clients. Higher non-interest expenses were driven by the impact of the collective bargaining labor agreement on our personnel expenses, by higher administrative expenses and by the foreign exchange rate variation impact on our expenses in Latin America (ex-Brazil).

Events

Perpetual Subordinated Financial Bills

With the objective of optimizing our capital structure, we issued Subordinated Financial Bills under private negotiations in the amount of R$3.05 billion in January 2019. These financial bills are perpetual in nature and carry a repurchase option starting in 2024, subject to prior approval of the Brazilian Central Bank.

The funds raised added about 30 basis points on our additional tier 1 capital of the referential equity.

Rede ends the prepayment rate on credit card sales without installments

Rede announced that credit card sales without installments with Rede machines and receivables at Itaú will be paid in two days with zero cost of anticipation. These conditions are valid as of May 2 for current and new Rede customers with annual sales of up to R$30 million. This initiative is unprecedented in the sector and will benefit small and medium companies, as well as autonomous and microentrepreneurs.

Itaú Unibanco Holding S.A.
09

Management Discussion & Analysis | Executive Summary

Highlights in 1Q19

Financial Margin with Clients

R$16.4 billion


R$ millions
+ 1.2%
+ 7.6%
15,261
15,953
16,152
16,233
16,424
1Q18
2Q18
3Q18
4Q18
1Q19

The 1.2% increase in the quarter was mainly driven by a better mix of products and higher loan portfolio in Brazil. These effects were partially offset by fewer calendar days in the quarter.

There was an increase of 7.6% when compared to the same period of the previous year. This increase was driven by a better mix of products and by the growth of the average balance, partially offset by lower spreads. The increase in the Latin America (ex-Brazil) financial margin with clients is also worth mentioning.

Further details on page 14-15

Cost of Credit

R$3.8 billion


R$ millions
+ 11.4%
+ 0.4%
3,788
284
187
3,316
3,601
273
1
3,326
3,263
285
89
2,889
3,415
312
269
2,834
3,804
308
30
3,466
1Q18
2Q18
3Q18
4Q18
1Q19
Discounts Granted
Impairment
Provision for Loan Losses Net of Recovery of Loans
Cost of Credit

The 11.4% increase in cost of credit in the quarter was driven by a higher provision for loan losses in Retail Banking in Brazil, in addition to lower recovery of loans in Wholesale Banking in Brazil. These effects were partially offset by lower impairment charges on corporate securities in Wholesale Banking in Brazil.

Cost of credit remained practically stable compared to the same period of the previous year. Higher provision for loan losses was offset by lower impairment charges on corporate securities in Wholesale Banking in Brazil.

Further details on pages 16-17

Commissions, Fees and Result from Insurance [1]

R$10.2 billion


R$ millions
- 5.1%
+ 1.0%
10,130
8,528
1,602
10,371
8,726
1,645
10,153
8,632
1,521
10,782
9,192
1,590
10,228
8,622
1,607
1Q18
2Q18
3Q18
4Q18
1Q19
Commissions and Fees
Result from Insurance

Commissions, fees and result from insurance decreased 5.1% in the quarter. This reduction was driven by seasonably lower revenues from credit and debit cards. Revenues from advisory services and fund management also decreased in the quarter.

Compared to the same period of the previous year there was a 1.0% increase. We highlight higher revenues from: (i) fund management, driven by increase in managed assets; and (ii) economic and financial advisory and brokerage services, driven by the positive impact of the investment in XP Investimentos. These positive effects were partially offset by the lower revenues from acquiring business, due to higher competition in this sector.

Further details on pages 21-26

Non-Interest Expenses

R$12.1 billion


- 5.0 %
+ 4.1 %
3.1%
11,676
3.2%
12,261
3.2%
12,646
3.1%
12,793
2.9%
12,150
1Q18
2Q18
3Q18
4Q18
1Q19
Non-Interest Expenses (R$ million)
Non-Interest Expenses / Average Assets (Annualized)

The 5.0% decrease in the quarter was driven by seasonally lower personnel expenses in the period and lower expenses on third-party services and data processing.

There was a 4.1% increase compared to the first quarter of 2018. This growth was driven by the impact of collective bargaining labor agreement on personnel expenses, higher administrative expenses and the foreign exchange rate variation impact on expenses in Latin America (ex-Brazil).

Further details on pages 27-28

Return on Equity

23.6%


23.7%
22.2%
22.6%
21.6%
22.4%
21.3%
22.7%
21.8%
24.8%
23.6%
1Q18
2Q18
3Q18
4Q18
1Q19
Annualized Recurring Return on Average Equity (quarterly) - Consolidated
Annualized Recurring Return on Average Equity (quarterly) - Brazil

Efficiency Ratio (E.R.) and Risk-Adjusted Efficiency Ratio (R.A.E.R.)


47.0
63.3
47.4
62.7
47.7
62.2
47.6
61.2
47.7
61.2
1Q18
2Q18
3Q18
4Q18
1Q19
Trailing 12-month Efficiency Ratio (%)
Trailing 12-month Risk-Adjusted Efficiency Ratio (%)

Further details on page 28

[1] Result from insurance operations includes the revenues from insurance, pension plan and premium bonds, net of retained claims and selling expenses.

Itaú Unibanco Holding S.A.
10

Management Discussion & Analysis | Executive Summary

Highlights in 1Q19

Credit Portfolio with Financial Guarantees Provided and Corporate Securities

In R$ billions, end of period	1Q19	4Q18	Δ	1Q18	Δ
Individuals	**215.6**	**211.3**	**2.0%**	**191.4**	**12.7%**
Credit Card Loans	76.4	77.5	-1.3%	65.0	17.6%
Personal Loans	31.1	29.2	6.5%	27.4	13.7%
Payroll Loans [1]	48.6	46.7	4.2%	44.7	8.8%
Vehicle Loans	16.6	15.9	4.1%	14.3	15.7%
Mortgage Loans	42.9	42.0	1.9%	40.0	7.2%
Very Small, Small and Middle Market Loans [2]	**74.1**	**70.8**	**4.7%**	**63.0**	**17.6%**
Individuals + Very Small, Small and Middle Market Loans	**289.7**	**282.1**	**2.7%**	**254.4**	**13.9%**
Companies	**190.7**	**191.6**	**-0.5%**	**196.7**	**-3.1%**
Corporate Loans	152.6	153.3	-0.4%	162.0	-5.8%
Corporate Securities [3]	38.0	38.3	-0.8%	34.7	9.6%
Total Brazil with Financial Guarantees Provided and Corporate	**480.4**	**473.8**	**1.4%**	**451.1**	**6.5%**
Latin America	**166.7**	**163.2**	**2.1%**	**150.0**	**11.1%**
Argentina	10.4	10.3	0.8%	8.6	21.5%
Chile	109.7	106.5	3.0%	98.4	11.5%
Colombia	28.0	27.6	1.8%	27.4	2.5%
Paraguay	8.0	8.3	-3.6%	6.8	18.3%
Panama	1.3	1.1	16.9%	1.1	24.0%
Uruguay	9.2	9.4	-1.8%	7.8	17.8%
Total with Financial Guarantees Provided and Corporate Securities	**647.1**	**636.9**	**1.6%**	**601.1**	**7.7%**
Total with Financial Guarantees Provided and Corporate Securities (ex-foreign exchange rate variation) [4]	**647.1**	**637.4**	**1.5%**	**614.5**	**5.3%**

(1) Includes operations originated by the institution and acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Debentures, Certificates of Real Estate Receivables (CRI) and Commercial Paper. (4) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and Latin American currencies). Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client's size. Further details on pages 30 and 31.

NPL Ratio (%) | over 90 days

3.0% **+ 10 bps** vs. fourth quarter of 2018 **- 10 bps** vs. first quarter of 2018


3.9
4.2
3.7
3.7
3.4
3.5
3.51
3.68
3.2
3.4
3.1
3.1
2.8
2.9
2.91
3.02
1.1
1.2
1.5
1.6
1.5
1.3
1.41
1.37
Dec-15 Dec-16 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19
Total
Brazil[1]
Latin America[2]

Total ratio increased 10 basis points in the quarter. NPL in the large companies segment in Brazil increased mainly driven by the rollover of specific clients that were 15 to 90 days overdue in the previous quarter. These operations had already been 100% provisioned. Worth mentioning is the continued improvement of the NPL ratio for very small, small and middle-market companies in Brazil, down 30 basis points, the lowest level since the merger between Itaú and Unibanco.

Further details on pages 18-20

Coverage Ratio | 90 days

208% **- 1,300 bps** vs. fourth quarter of 2018 **- 2,800 bps** vs. first quarter of 2018


236%
248%
235%
221%
208%
96%
95%
92%
90%
88%
Mar-18 Jun-18 Sep-18 Dec-18 Mar-19
Total
Total (Expanded[3])

As in the previous quarter, the coverage ratio decrease in the quarter was driven by the Wholesale Banking in Brazil. This reduction was due to the rollover of specific clients that were 15 to 90 days overdue in the previous quarter, but had already been 100% provisioned. Despite this deterioration, we continue to observe the lower allowance requirement in the segment.

Further details on pages 18-20

NPL Ratio (%) | 15 to 90 days

2.5% **+ 20 bps** vs. fourth quarter of 2018 **- 20 bps** vs. first quarter of 2018


2.8
2.6
2.9
3.1
2.7
2.8
3.1
2.6
2.64
2.35
1.5
2.3
2.7
2.6
2.7
2.5
2.4
2.34
2.34
2.40
2.47
Dec-15 Dec-16 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19
Total
Brazil[1]
Latin America[2]

The 20 basis points increase in total ratio was driven by the seasonal increase in NPL for individuals in Brazil. This increase was partially offset by a lower ratio in corporate loans in Brazil, driven by the rollover of specific clients to longer periods in arrears.

* Note: Total and Latin America NPL Ratio (15-90 days) prior to June 2016 do not include CorpBanca.

Further details on pages 18-20

[1] Includes units abroad ex-Latin America. [2] Excludes Brazil. [3] Calculated by dividing the total allowance by the balance of operations more than 90 days overdue and renegotiated operations, excluding double counting of renegotiated operations more than 90 days overdue.

Itaú Unibanco Holding S.A.

11

Management Discussion & Analysis | Executive Summary

2019 Forecast

We present our revised 2019 forecast. The revision was based on the bank´s initiatives related to the new commercial acquiring strategy and a more rigorous revision of our cost structure, as well as the changes in our macroeconomic forecast for 2019.

	Consolidated		Brazil [1]	
	Previous	Revised	Previous	Revised
Total Credit Portfolio [2]	8.0% — 11.0%	Unchanged	8.0% — 11.0%	Unchanged
Financial Margin with Clients	9.5% — 12.5%	9.0% — 12.0%	9.5% — 12.5%	9.0% — 12.0%
Financial Margin with the Market	R$4.6bn — R$5.6bn	Unchanged	R$3.6bn — R$4.6bn	Unchanged
Cost of Credit [3]	R$14.5bn — R$17.5bn	Unchanged	R$12.5bn — R$15.5bn	Unchanged
Commissions and Fees and Results from Insurance Operations [4]	3.0% — 6.0%	2.0% — 5.0%	3.0% — 6.0%	2.0% — 5.0%
Non-Interest Expenses	5.0% — 8.0%	3.0% — 6.0%	5.5% — 8.5%	3.5% — 6.5%
Effective Tax Rate	31.0% — 33.0%	Unchanged	32.0% — 34.0%	Unchanged

(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Includes Result from Loan Losses, Impairment and Discounts Granted; (4) Commissions and Fees (+) Revenues from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

Although the growth plans and projections of results presented above are based on management assumptions and information available in the market to date, these expectations involve inaccuracies and risks that are difficult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others.

Itaú Unibanco Holding S.A. 12

Income Statement and Balance Sheet Analysis Management Discussion & Analysis and   Complete Financial Statements Income Statement and Balance Sheet Analysis Management Discussion & Analysis and Complete Financial Statements

Management Discussion & Analysis | Income Statement Analysis

Itaú

Managerial Financial Margin

Highlights

- Financial margin with clients increased 1.2% in this quarter, due to the mix of products, average volume of assets and average spread of the loan portfolio. On the other hand, there was a negative impact due to the fewer number of calendar days in the quarter.
- The risk-adjusted financial margin with clients rate remained stable in the quarter. The increase in the rate of financial margin with clients was offset by the increase in cost of credit.
- The 8.2% increase in the financial margin with the market was driven by higher gains in asset and liability management in this quarter.

Managerial Financial Margin

Financial Margin with Clients
R$16,424 million
▲ + 1.2% (1Q19/4Q18)
▲ + 7.6% (1Q19/1Q18)

Financial Margin with the Market
R$1,244 million
▲ + 8.2% (1Q19/4Q18)
▼ - 28.4% (1Q19/1Q18)


R$ millions
16,999
1,738
15,261
1Q18
17,295
1,342
15,953
2Q18
17,408
1,257
16,152
3Q18
17,382
1,149
16,233
4Q18
17,668
1,244
16,424
1Q19
Financial Margin with Clients
Financial Margin with the Market

Financial Margin with Clients

Financial margin with clients comprises our spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, that is the difference between the amount received in loan operations and corporate securities and the cost of money charged by treasury banking and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Working capital margin is the interest on working capital at the Selic interest rate.

Change in the Financial Margin with Clients Breakdown


R$ millions
Brazil
15,261
1Q18
1,326
Mix of products[1]
1
(270)
Average Asset Portfolio, Asset Spreads and Liabilities Margin[2]
2
(115)
Structured operations from the Wholesale segment
3
(77)
Working Capital and other
4
299
Latin America Financial Margin with clients
5
16,424
1Q19

(1) Change in the composition of assets with credit risk between periods. (2) Considers credit and private securities portfolio net of more than 60 days overdue balance and balances do not include the effects of foreign exchange rate variations and spreads variation of assets with credit risk between periods.

1. **Mix of products (+ R$1,326 million):** continuous growth of margin with clients due to the change in the mix of loan portfolio for products and segments with higher spreads, such as consumer credit and very small, small and middle-market companies.
2. **Average asset portfolio, assets spreads and liabilities margin (- R$270 million):** spread reduction in products, such as working capital, personal loans and payroll loans, was partially offset by the growth in the average portfolio and the higher liabilities margin.
3. **Structured operations from the wholesale segment (- R$115 million):** lower gains in structured operations in the first quarter of 2019.
4. **Working capital and other (- R$77 million):** associated with interbank deposit rate reduction from 6.7% in the first quarter of 2018 to 6.4% in the first quarter of 2019.
5. **Financial margin with clients in Latin America (+ R$299 million):** 9.1% growth in the average credit portfolio in Reais and timely gains mainly in Argentina.

Itaú Unibanco Holding S.A.

14

Management Discussion & Anal            ysis       Income Statement Analysis  Annualized average rate of ﬁnancial margin with clients Consolidated  Brazil  12.3% 12.6% 12.2% 12.1% 12.1% 12.0% 12.0% 11.8% 10.3% 10.1% 10.0% 9.9% 9.9% 9.9% 9.8% 9.8% 9.6% 9.5% 9.2% 9.2% 10.9% 9.2% 9.0% 8.9% 9.2% 8.9% 7.6% 7.6% 7.7% 7.6% 7.4% 7.4% 7.5% 7.3% 7.1% 6.4% 6.4% 6.7% 6.4% 6.4% 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 Financial margin with clients Risk-adjusted ﬁnancial margin with clients CDI (annualized quaterly rate) 1Q19 4Q18 (1)  (1)  Average Financial Average Rate Average Financial Average Rate In R$ millions, end of period Balance Margin (p.a.) Balance Margin (p.a.) 685,946 16,424 10.0% 681,522 16,233 9.8% Financial Margin with Clients Spread-Sensitive Operations 581,710 14,539 10.5% 573,767 14,367 10.3% Working Capital and Other 104,236 1,885 7.5% 107,755 1,866 7.0% Cost of Credit (3,804) (3,415) Risk-Adjusted Financial Margin with Clients 685,946 12,621 7.6% 681,522 12,817 7.6% (1) Average daily balance. Spread-Sensitive Working Capital and Financial Margin with Risk-Adjusted Financial Operations: Other: Clients: Margin with Clients: + 20 bps + 50 bps + 20 bps 0 bps  · higher share of the · positive impact of the better · increase in the rate of · timely gains mainly portfolios for individuals and ﬁnancial margin with in Argentina. mix of portfolios in Brazil and very small, small and middle higher rate of working capital clients was oﬀset by the -market companies, which and other in Latin America (ex- increase in cost of credit carry higher spreads. in the quarter. Brazil). Financial Margin with the Market Financial margin with the market includes (i) treasury banking, that manages mismatches of assets and liabilities (ALM - Asset and Liability Management), terms, and interest, foreign exchange and other rates and (ii) treasury trading, that manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite. 5,000 2,500 R$ millions 4,500 1,808 1,782 4,000 2,000 1,711 1,572 1,539 3,500 1,469 1,444 1,371 3,000 1,248 1,500 2,500 1,868 1,738 2,000 1,000 1,623 1,437 1,359 1,342 1,257 1,244 1,500 1,149 1,691 1,431 1,322 663 1,000 500 1,113 1,207 885 918 992 486 500 457 301 307 326 247 264 177 231 - - 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 (3) (2) Brazil Latin America 1-year moving average (2) (3) Includes units abroad ex-Latin America. Excludes Brazil. The 8.2% increase in the financial margin with the market in the quarter was driven by higher gains in asset and liability management in Brazil, which was partially offset by lower gains in Latin America (ex-Brazil) and the sale of shares on B3 in the fourth quarter of 2018. Itaú Unibanco Holding S.A. 15 Management Discussion & Anal ysis Income Statement Analysis Annualized average rate of ﬁnancial margin with clients Consolidated Brazil 12.3% 12.6% 12.2% 12.1% 12.1% 12.0% 12.0% 11.8% 10.3% 10.1% 10.0% 9.9% 9.9% 9.9% 9.8% 9.8% 9.6% 9.5% 9.2% 9.2% 10.9% 9.2% 9.0% 8.9% 9.2% 8.9% 7.6% 7.6% 7.7% 7.6% 7.4% 7.4% 7.5% 7.3% 7.1% 6.4% 6.4% 6.7% 6.4% 6.4% 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 Financial margin with clients Risk-adjusted ﬁnancial margin with clients CDI (annualized quaterly rate) 1Q19 4Q18 (1) (1) Average Financial Average Rate Average Financial Average Rate In R$ millions, end of period Balance Margin (p.a.) Balance Margin (p.a.) 685,946 16,424 10.0% 681,522 16,233 9.8% Financial Margin with Clients Spread-Sensitive Operations 581,710 14,539 10.5% 573,767 14,367 10.3% Working Capital and Other 104,236 1,885 7.5% 107,755 1,866 7.0% Cost of Credit (3,804) (3,415) Risk-Adjusted Financial Margin with Clients 685,946 12,621 7.6% 681,522 12,817 7.6% (1) Average daily balance. Spread-Sensitive Working Capital and Financial Margin with Risk-Adjusted Financial Operations: Other: Clients: Margin with Clients: + 20 bps + 50 bps + 20 bps 0 bps · higher share of the · positive impact of the better · increase in the rate of · timely gains mainly portfolios for individuals and ﬁnancial margin with in Argentina. mix of portfolios in Brazil and very small, small and middle higher rate of working capital clients was oﬀset by the -market companies, which and other in Latin America (ex- increase in cost of credit carry higher spreads. in the quarter. Brazil). Financial Margin with the Market Financial margin with the market includes (i) treasury banking, that manages mismatches of assets and liabilities (ALM - Asset and Liability Management), terms, and interest, foreign exchange and other rates and (ii) treasury trading, that manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite. 5,000 2,500 R$ millions 4,500 1,808 1,782 4,000 2,000 1,711 1,572 1,539 3,500 1,469 1,444 1,371 3,000 1,248 1,500 2,500 1,868 1,738 2,000 1,000 1,623 1,437 1,359 1,342 1,257 1,244 1,500 1,149 1,691 1,431 1,322 663 1,000 500 1,113 1,207 885 918 992 486 500 457 301 307 326 247 264 177 231 - - 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 (3) (2) Brazil Latin America 1-year moving average (2) (3) Includes units abroad ex-Latin America. Excludes Brazil. The 8.2% increase in the financial margin with the market in the quarter was driven by higher gains in asset and liability management in Brazil, which was partially offset by lower gains in Latin America (ex-Brazil) and the sale of shares on B3 in the fourth quarter of 2018. Itaú Unibanco Holding S.A. 15

Management Discussion & Analysis | Income Statement Analysis

Itaú

Cost of Credit

Highlights

- An 11.4% increase in our cost of credit in the quarter, driven by the provision for loan losses in Retail Banking in Brazil, due to the mix of credit origination for individuals and the typical seasonality of the first quarter. In addition, we recorded a decrease in the recovery of credits written off as losses in Wholesale Banking in Brazil.
- Compared to the first quarter of 2018, the 0.4% increase in cost of credit was driven by the provision for loan losses in Retail Banking in Brazil, partially offset by lower provision for loan losses and impairment charges on corporate securities in Wholesale Banking in Brazil.

In R$ millions	1Q19	4Q18	Δ	1Q18	Δ
Provision for Loan Losses	(4,206)	(3,796)	10.8%	(4,111)	2.3%
Recovery of Loans Written Off as Losses	741	961	-23.0%	795	-6.9%
Result from Loan Losses	**(3,466)**	**(2,834)**	**22.3%**	**(3,316)**	**4.5%**
Impairment	(30)	(269)	-88.9%	(187)	-84.1%
Discounts Granted	(308)	(312)	-1.2%	(284)	8.4%
Cost of Credit	**(3,804)**	**(3,415)**	**11.4%**	**(3,788)**	**0.4%**

Compared to the previous quarter, this higher cost of credit was due to **(i)** the increase of R$410 million in provision for loan losses, mainly driven by higher expected loss provision in Retail Banking in Brazil, and **(ii)** the decrease of R$221 million in the recovery of loans written off as losses, mainly in Wholesale Banking in Brazil. These effects were partially offset by the decrease of R$239 million in impairment charges on corporate securities in Wholesale Banking in Brazil.

Compared to the first quarter of 2018, cost of credit increased R$16 million. In Wholesale Banking in Brazil, we recorded a decrease of R$697 million in the provision for loan losses and of R$157 million in impairment charges on corporate securities. These positive impacts were more than offset by the R$857 million increase in the provision for loan losses and the R$58 million decrease in recovery of loans written off as losses in Retail Banking in Brazil.

Cost of Credit


R$ millions
3.6%
3.0%
2.7%
2.9%
2.5%
2.4%
2.1%
2.1%
2.4%
5,281
4,474
3,990
4,257
3,788
3,601
3,263
3,415
3,804
293
444
254
105
223
262
336
282
284
187
273
1
285
89
312
269
308
30
4,543
4,115
3,505
3,639
3,316
3,326
2,889
2,834
3,466
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
Discounts Granted
Impairment
Result from Loan Losses
Cost of Credit
Cost of Credit / Total Risk (*) – Annualized (%)

(*) Average balance of the loan portfolio with financial guarantees provided and corporate securities, considering the last two quarters.

Provision for Loan Losses by Segment


R$ millions
4.5
4.1
3.6
3.7
3.3
3.4
3.0
2.9
3.1
5,392
4,948
4,282
4,483
4,111
4,271
3,904
3,796
4,206
432
1,410
3,550
598
619
3,732
514
532
3,236
701
248
3,534
554
393
3,165
621
168
3,482
514
3,688
-298
423
3,726
-354
489
4,021
-304
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
Latin America ex-Brazil
Wholesale Banking - Brazil
Retail Banking - Brazil
Provision for Loan Losses / Loan portfolio (*) – Annualized (%)

(*) Average balance of the loan portfolio, considering the last two quarters.

Note: Retail Banking includes loan loss provisions expenses of Corporation segment. In the business segments section, Latin America is part of the Wholesale Banking.

- **Wholesale Banking - Brazil:** reversal of R$304 million in the quarter, mainly driven by the lower provision requirement in the segment.

- **Retail Banking - Brazil:** credit origination, mix of products for individuals and the typical seasonality of the period resulted in higher provision for loan losses in the quarter.

Recovery of Loan Written off as Losses


R$ millions
849
834
777
844
795
945
1,015
961
741
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19

The decrease of R$221 million was mainly driven by the Wholesale Banking operations in Brazil.

In the first quarter of 2019, we sold R$45 million in portfolios that had already been written off as losses. This sale has generated a positive impact of R$8 million in recovery of loans written off as losses.

Itaú Unibanco Holding S.A. 16

Management Discussion & Analysis Income Statement Analysis Allowance for Loan Losses and for Financial Guarantees Loan Portfolio by Risk Level Provided Compared to the end of March 2018, the allowance for loan losses Brazil1 Consolidated and for ﬁnancial guarantees provided were down 6.7%. This Total Allowance for Loan Losses (R$ million) reduction was driven by the lower requirement of additional 31,976 29,541 29,441 36,661 34,261 34,206 allowance in Wholesale Banking in Brazil, in addition to the improved risk rating of a speciﬁc client in this segment that aﬀected the provision for ﬁnancial guarantees provided. Loan Portfolio by Risk Level 37,640 37,309 37,417 36,661 36,630 36,118 35,496 34,206 34,261 43.2% 43.0% 42.9% 43.2% 42.9% 43.2% 8,971 8,161 8,810 7,958 8,745 7,586 7,065 6,375 5,964 1,950 1,269 1,870 1,884 1,863 1,810 1,136 1,158 1,927 22,559 23,260 22,555 22,112 22,476 22,750 23,798 23,530 22,566 34.9% 34.9% 34.5% 37.2% 38.2% 38.0% 4,285 4,611 4,604 4,273 4,335 3,194 3,392 3,940 3,000 8.8% Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 5.0% 10.2% 10.3% 5.5% 5.8% 4.1% 4.0% 4.2% 4.0% 4.0% 4.1% Complementary Allowance - expected loss model (R$ million) 10.5% 9.2% 9.1% 9.1% 8.0% 7.9% Allowance for Financial Guarantees Provided (R$ million) Mar-18 Dec-18 Mar-19 Mar-18 Dec-18 Mar-19 Allowance for Loan Losses Specific + Generic - Brazil¹ (R$ million) Allowance for Loan Losses - Latin America² (R$ million) AA A B C D-H (*) We present below the total allowance allocation by type of risk: Overdue Risk: Allowances for overdue loans, as required by the Brazilian Central Bank, related to the minimum provision required for overdue operations according to CMN Resolution No. 2,682/1999. We also present the amount for loans 100% provisioned and for loans that do not require 100% of provision. Aggravated Risk: Allowances for overdue loans with aggravated risk ratings above the minimum required by the Brazilian Central Bank, and allowances for renegotiated loans. Regarding renegotiated loans, we segregate allowances over the minimum required by the Brazilian Central Bank for overdue operations and allowances for non-overdue operations. Potential Risk: Allowances for expected losses related to Retail Banking operations and allowances for potential losses related to Wholesale Banking operations, which includes allowance for ﬁnancial guarantees provided. R$ millions Regulatory (*) Allocation of Total Allowance by Type of Risk - Consolidated Breakdown 34,206 36,661 Expected and/or Complementary 34,261 34,206 Retail - Brazil1 6,661 5,964 Allowance Potential Loss Related to expected loss in Allowance for Wholesale -Brazil1 4,233 Retail segment and Potential3 1,158 Financial potential loss in Wholesale Guarantees Latin America2 16,148 2,158 Provided segment 13,053 13,527 Renegotiations (non-overdue / aggravated) Generic Renegotiation and 11,682 Allowance Retail - Brazil1 1,021 3,905 4,926 overdue loans Related to aggravated risk Wholesale -Brazil1 200 3,500 3,700 rating of overdue and Aggravated renegotiated operations Latin America2 441 853 1,294 9,920 9,888 10,399 Overdue operations Fully Provisioned according to the Brazilian Retail - Brazil1 2,601 5,482 8,083 Specific Central Bank 15,402 Allowance Related to minimum Overdue Wholesale -Brazil1 1,087 749 1,836 11,233 provision required for 10,625 10,335 overdue operations Latin America2 540 774 1,314 according to CMN Resolution 2,682/1999 Mar-18 Dec-18 Mar-19 Mar-19 ¹ Includes units abroad ex-Latin America. ² Excludes Brazil. ³ Allowance for potential losses includes the allowance for financial guarantees provided. (*) Total allowance includes the allowance for loan losses and the allowance for financial guarantees provided, which totaled R$1,158 million in March 2019 and is recorded in liabilities in accordance with CMN Resolution No. 4,512/16. Itaú Unibanco Holding S.A. 17 Management Discussion & Analysis Income Statement Analysis Allowance for Loan Losses and for Financial Guarantees Loan Portfolio by Risk Level Provided Compared to the end of March 2018, the allowance for loan losses Brazil1 Consolidated and for ﬁnancial guarantees provided were down 6.7%. This Total Allowance for Loan Losses (R$ million) reduction was driven by the lower requirement of additional 31,976 29,541 29,441 36,661 34,261 34,206 allowance in Wholesale Banking in Brazil, in addition to the improved risk rating of a speciﬁc client in this segment that aﬀected the provision for ﬁnancial guarantees provided. Loan Portfolio by Risk Level 37,640 37,309 37,417 36,661 36,630 36,118 35,496 34,206 34,261 43.2% 43.0% 42.9% 43.2% 42.9% 43.2% 8,971 8,161 8,810 7,958 8,745 7,586 7,065 6,375 5,964 1,950 1,269 1,870 1,884 1,863 1,810 1,136 1,158 1,927 22,559 23,260 22,555 22,112 22,476 22,750 23,798 23,530 22,566 34.9% 34.9% 34.5% 37.2% 38.2% 38.0% 4,285 4,611 4,604 4,273 4,335 3,194 3,392 3,940 3,000 8.8% Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 5.0% 10.2% 10.3% 5.5% 5.8% 4.1% 4.0% 4.2% 4.0% 4.0% 4.1% Complementary Allowance - expected loss model (R$ million) 10.5% 9.2% 9.1% 9.1% 8.0% 7.9% Allowance for Financial Guarantees Provided (R$ million) Mar-18 Dec-18 Mar-19 Mar-18 Dec-18 Mar-19 Allowance for Loan Losses Specific + Generic - Brazil¹ (R$ million) Allowance for Loan Losses - Latin America² (R$ million) AA A B C D-H (*) We present below the total allowance allocation by type of risk: Overdue Risk: Allowances for overdue loans, as required by the Brazilian Central Bank, related to the minimum provision required for overdue operations according to CMN Resolution No. 2,682/1999. We also present the amount for loans 100% provisioned and for loans that do not require 100% of provision. Aggravated Risk: Allowances for overdue loans with aggravated risk ratings above the minimum required by the Brazilian Central Bank, and allowances for renegotiated loans. Regarding renegotiated loans, we segregate allowances over the minimum required by the Brazilian Central Bank for overdue operations and allowances for non-overdue operations. Potential Risk: Allowances for expected losses related to Retail Banking operations and allowances for potential losses related to Wholesale Banking operations, which includes allowance for ﬁnancial guarantees provided. R$ millions Regulatory (*) Allocation of Total Allowance by Type of Risk - Consolidated Breakdown 34,206 36,661 Expected and/or Complementary 34,261 34,206 Retail - Brazil1 6,661 5,964 Allowance Potential Loss Related to expected loss in Allowance for Wholesale -Brazil1 4,233 Retail segment and Potential3 1,158 Financial potential loss in Wholesale Guarantees Latin America2 16,148 2,158 Provided segment 13,053 13,527 Renegotiations (non-overdue / aggravated) Generic Renegotiation and 11,682 Allowance Retail - Brazil1 1,021 3,905 4,926 overdue loans Related to aggravated risk Wholesale -Brazil1 200 3,500 3,700 rating of overdue and Aggravated renegotiated operations Latin America2 441 853 1,294 9,920 9,888 10,399 Overdue operations Fully Provisioned according to the Brazilian Retail - Brazil1 2,601 5,482 8,083 Specific Central Bank 15,402 Allowance Related to minimum Overdue Wholesale -Brazil1 1,087 749 1,836 11,233 provision required for 10,625 10,335 overdue operations Latin America2 540 774 1,314 according to CMN Resolution 2,682/1999 Mar-18 Dec-18 Mar-19 Mar-19 ¹ Includes units abroad ex-Latin America. ² Excludes Brazil. ³ Allowance for potential losses includes the allowance for financial guarantees provided. (*) Total allowance includes the allowance for loan losses and the allowance for financial guarantees provided, which totaled R$1,158 million in March 2019 and is recorded in liabilities in accordance with CMN Resolution No. 4,512/16. Itaú Unibanco Holding S.A. 17

Management Discussion & Analysis Income Statement Analysis Credit Quality Highlights · NPL 90 days increased compared to the fourth quarter of 2018, due to the rollover of speciﬁc corporate clients that were 15 to 90 days overdue in the previous quarter. These operations had already been 100% provisioned. This increase was partially oﬀset by a new decrease in the ratio for very small, small and middle-market companies. · Compared to the previous quarter, higher NPL 15-90 days is due to the seasonal delinquency in the individuals portfolio in Brazil. This eﬀect was partially oﬀset by the reduced NPL for the corporate segment, which had the rollover of speciﬁc clients that migrated to NPL 90 days overdue portfolio. Analysis of the quarterly change in NPL 90 (%) | Credit Quality x Volume Nonperforming Loans Individuals Corporate SMEs R$ billions 0.1 -0.1 4.4 4.4 0.9 0.0 2.6 3.2 -0.1 -0.1 2.9 16.3 16.4 1.7 15.4 15.6 15.5 15.2 15.1 14.9 14.6 14.3 14.7 13.4 13.8 13.3 13.1 13.2 13.0 12.3 Dec-18 NPL Loan Mar-19 Dec-18 NPL Loan Mar-19 Dec-18 NPL Loan Mar-19 Portfolio Portfolio Portfolio Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Nonperforming Loans over 90 days - Total Nonperforming Loans over 90 days - Brazil¹ · Individuals: remained stable in the quarter, at the lowest level since the merger between Itaú and Unibanco. · Nonperforming loans - 90 days - Total: the 5.5% increase from · Very small, small and middle-market companies: decreased for th the same period of the previous year was mainly driven by the the 10 consecutive quarter, reaching the lowest level since the rollover of speciﬁc corporate clients that were 15 to 90 days overdue merger between Itaú and Unibanco, due to the better quality of in the previous quarter, that had already been 100% provisioned, and recent vintages. by the individuals segment, in line with the loan portfolio increase. · Corporate: increased from the previous quarter, driven mainly by the rollover of speciﬁc clients that were 15-90 days overdue, and that had already been 100% provisioned. NPL Ratio (%) | over 90 days NPL Ratio (%) | 15 to 90 days 4.8 4.5 4.4 4.2 4.2 3.9 3.9 3.8 3.8 3.7 3.7 3.6 3.6 3.68 3.3 3.5 3.51 3.4 3.3 3.3 3.2 3.2 3.2 3.1 3.9 3.1 3.0 3.0 3.1 2.6 3.6 2.9 2.8 2.9 2.8 3.5 3.4 3.4 3.2 3.2 3.02 2.5 2.64 3.2 3.1 3.1 3.2 3.0 2.9 2.91 3.0 2.8 3.1 2.35 3.0 2.8 1.6 3.0 2.9 2.9 1.4 1.5 1.5 1.3 1.41 2.8 1.2 1.3 1.37 2.7 2.8 2.7 1.2 1.2 1.2 2.7 1.1 1.1 1.1 1.1 1.1 2.6 2.7 2.47 2.7 2.6 2.7 2.7 2.34 2.3 2.6 2.5 2.40 2.1 2.1 2.4 2.34 1.8 1.9 1.8 * 1.5 1.5 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Total Brazil¹ Latin America² Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Total Brazil¹ Latin America² Analysis of the quarterly change in NPL 90 (%) | Credit Quality x Volume * Note: Total and Latin America NPL Ratio (15-90 days) prior to June 2016 do not include 1 2 Total Brazil Latin America CorpBanca. -0.1 3.7 3.5 3.0 0.2 2.9 0.2 -0.1 1.4 1.4 Analysis of the quarterly change in NPL 15-90 (%) | Credit Quality x Volume 0.0 -0.0 1 2 Total Brazil Latin America Dec-18 NPL Loan Mar-19 Dec-18 NPL Loan Mar-19 Dec-18 NPL Loan Mar-19 Portfolio Portfolio Portfolio -0.1 0.4 2.6 2.3 -0.1 0.2 2.5 2.3 2.4 2.3 0.1 -0.0 · Consolidated and Brazil1: the ratio increased compared to the Dec-18 NPL Loan Mar-19 Dec-18 NPL Loan Mar-19 Dec-18 NPL Loan Mar-19 previous quarter driven by the corporate segment in Brazil. Portfolio Portfolio Portfolio · Latin America2: the ratio remained stable in the quarter. · Consolidated: the ratio increased compared to the previous NPL Ratio - Brazil1 (%) | over 90 days quarter, both in Brazil and Latin America. · Brazil1: increased from the previous quarter, due to the seasonal increase for individuals, partially oﬀset by a reduction in the corporate 6.3 6.0 5.8 6.0 5.8 5.6 5.4 5.2 5.1 4.9 4.8 4.9 portfolio. 5.9 4.6 5.7 4.5 4.5 4.43 5.6 4.41 5.6 5.3 5.1 4.9 · Latin America2: increased in the quarter in all units, both for 4.7 4.5 4.3 4.2 2.89 4.1 4.0 3.7 3.4 individuals and companies. 3.16 2.8 2.61 1.8 1.6 1.8 1.72 1.5 1.5 1.6 1.1 1.5 1.3 1.1 1.0 1.2 1.0 1.0 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Individuals Corporate Very Small, Small and Middle Market Companies ¹ Includes units abroad ex-Latin America.² Excludes Brazil. Itaú Unibanco Holding S.A. 18 Management Discussion & Analysis Income Statement Analysis Credit Quality Highlights · NPL 90 days increased compared to the fourth quarter of 2018, due to the rollover of speciﬁc corporate clients that were 15 to 90 days overdue in the previous quarter. These operations had already been 100% provisioned. This increase was partially oﬀset by a new decrease in the ratio for very small, small and middle-market companies. · Compared to the previous quarter, higher NPL 15-90 days is due to the seasonal delinquency in the individuals portfolio in Brazil. This eﬀect was partially oﬀset by the reduced NPL for the corporate segment, which had the rollover of speciﬁc clients that migrated to NPL 90 days overdue portfolio. Analysis of the quarterly change in NPL 90 (%) | Credit Quality x Volume Nonperforming Loans Individuals Corporate SMEs R$ billions 0.1 -0.1 4.4 4.4 0.9 0.0 2.6 3.2 -0.1 -0.1 2.9 16.3 16.4 1.7 15.4 15.6 15.5 15.2 15.1 14.9 14.6 14.3 14.7 13.4 13.8 13.3 13.1 13.2 13.0 12.3 Dec-18 NPL Loan Mar-19 Dec-18 NPL Loan Mar-19 Dec-18 NPL Loan Mar-19 Portfolio Portfolio Portfolio Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Nonperforming Loans over 90 days - Total Nonperforming Loans over 90 days - Brazil¹ · Individuals: remained stable in the quarter, at the lowest level since the merger between Itaú and Unibanco. · Nonperforming loans - 90 days - Total: the 5.5% increase from · Very small, small and middle-market companies: decreased for th the same period of the previous year was mainly driven by the the 10 consecutive quarter, reaching the lowest level since the rollover of speciﬁc corporate clients that were 15 to 90 days overdue merger between Itaú and Unibanco, due to the better quality of in the previous quarter, that had already been 100% provisioned, and recent vintages. by the individuals segment, in line with the loan portfolio increase. · Corporate: increased from the previous quarter, driven mainly by the rollover of speciﬁc clients that were 15-90 days overdue, and that had already been 100% provisioned. NPL Ratio (%) | over 90 days NPL Ratio (%) | 15 to 90 days 4.8 4.5 4.4 4.2 4.2 3.9 3.9 3.8 3.8 3.7 3.7 3.6 3.6 3.68 3.3 3.5 3.51 3.4 3.3 3.3 3.2 3.2 3.2 3.1 3.9 3.1 3.0 3.0 3.1 2.6 3.6 2.9 2.8 2.9 2.8 3.5 3.4 3.4 3.2 3.2 3.02 2.5 2.64 3.2 3.1 3.1 3.2 3.0 2.9 2.91 3.0 2.8 3.1 2.35 3.0 2.8 1.6 3.0 2.9 2.9 1.4 1.5 1.5 1.3 1.41 2.8 1.2 1.3 1.37 2.7 2.8 2.7 1.2 1.2 1.2 2.7 1.1 1.1 1.1 1.1 1.1 2.6 2.7 2.47 2.7 2.6 2.7 2.7 2.34 2.3 2.6 2.5 2.40 2.1 2.1 2.4 2.34 1.8 1.9 1.8 * 1.5 1.5 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Total Brazil¹ Latin America² Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Total Brazil¹ Latin America² Analysis of the quarterly change in NPL 90 (%) | Credit Quality x Volume * Note: Total and Latin America NPL Ratio (15-90 days) prior to June 2016 do not include 1 2 Total Brazil Latin America CorpBanca. -0.1 3.7 3.5 3.0 0.2 2.9 0.2 -0.1 1.4 1.4 Analysis of the quarterly change in NPL 15-90 (%) | Credit Quality x Volume 0.0 -0.0 1 2 Total Brazil Latin America Dec-18 NPL Loan Mar-19 Dec-18 NPL Loan Mar-19 Dec-18 NPL Loan Mar-19 Portfolio Portfolio Portfolio -0.1 0.4 2.6 2.3 -0.1 0.2 2.5 2.3 2.4 2.3 0.1 -0.0 · Consolidated and Brazil1: the ratio increased compared to the Dec-18 NPL Loan Mar-19 Dec-18 NPL Loan Mar-19 Dec-18 NPL Loan Mar-19 previous quarter driven by the corporate segment in Brazil. Portfolio Portfolio Portfolio · Latin America2: the ratio remained stable in the quarter. · Consolidated: the ratio increased compared to the previous NPL Ratio - Brazil1 (%) | over 90 days quarter, both in Brazil and Latin America. · Brazil1: increased from the previous quarter, due to the seasonal increase for individuals, partially oﬀset by a reduction in the corporate 6.3 6.0 5.8 6.0 5.8 5.6 5.4 5.2 5.1 4.9 4.8 4.9 portfolio. 5.9 4.6 5.7 4.5 4.5 4.43 5.6 4.41 5.6 5.3 5.1 4.9 · Latin America2: increased in the quarter in all units, both for 4.7 4.5 4.3 4.2 2.89 4.1 4.0 3.7 3.4 individuals and companies. 3.16 2.8 2.61 1.8 1.6 1.8 1.72 1.5 1.5 1.6 1.1 1.5 1.3 1.1 1.0 1.2 1.0 1.0 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Individuals Corporate Very Small, Small and Middle Market Companies ¹ Includes units abroad ex-Latin America.² Excludes Brazil. Itaú Unibanco Holding S.A. 18

Management Discussion & Analysis Income Statement Analysis NPL Ratio - Brazil1 (%) | 15 to 90 days Loan Portfolio Write-Off R$ millions 4.3 4.2 4.2 4.2 4.3 4.2 4.0 5,458 5,361 3.9 3.7 4,726 4,714 4,776 3.6 3.5 4,412 4,422 3.5 3.5 4,151 4,064 4.2 3.36 4.2 3.3 3.2 3.9 2.94 1.1% 1.1% 3.8 3.7 1.0% 0.9% 1.0% 0.9% 0.8% 0.8% 0.8% 3.6 3.6 3.5 3.4 2.3 2.5 2.4 2.3 3.0 2.0 2.8 1.9 1.8 1.78 1.69 1.5 1.5 1.4 1.2 1.0 0.9 1.0 1.8 1.7 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 0.7 1.47 1.0 0.8 Write-Off Write-Off / Loan Portfolio (*) 0.70 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 (*) Loan portfolio average balance for the previous two quarters. Individuals Very Small, Small and Middle Market Companies Corporate Loan portfolio write-oﬀs increased by 2.1% compared to the previous quarter, mainly in the Retail Banking segment in Brazil. The ratio of Analysis of the quarterly change in NPL 15-90 (%) | Credit Quality x Volume written-oﬀ operations to the average balance of loan portfolio Individuals Corporate SMEs remains consistent with the last quarters. 0.5 -0.1 3.4 2.9 -0.8 1.5 0.2 -0.1 1.8 1.7 0.7 0.0 NPL Creation Dec-18 NPL Loan Mar-19 Dec-18 NPL Loan Mar-19 Dec-18 NPL Loan Mar-19 Portfolio Portfolio Portfolio R$ millions · Individuals: increased in all portfolios due to the typical seasonality 5,076 4,928 5,042 4,968 4,426 4,381 4,375 4,442 of the ﬁrst quarter. 3,790 · Very small, small and middle-market companies: increased 3,804 3,619 3,565 3,474 3,499 3,535 3,456 3,312 3,191 compared to the previous quarter, closer to the lowest level since the 1,149 1,152 1,038 953 546 669 530 547 merger between Itaú and Unibanco.   387 702 502 517 395 · Corporate: decreased compared to the previous quarter, mainly 235 231 318 360 -256 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 driven by the exposure to segment clients that migrated to the NPL Total Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil 90 days overdue portfolio. Note: The NPL Creation is the balance of loans that became overdue for more than 90 days in the quarter. Coverage Ratio | 90 days · Consolidated: increased compared to the previous period, mainly driven by higher nonperforming loans in Wholesale Banking in Brazil, with a rollover of speciﬁc clients that were 15 - 90 days overdue in the 246% 245% 248% 243% 236% 235% 231% previous quarter. 221% 208% NPL Creation Coverage 104% 101% 100% 100% 96% 95% 92% 90% 88% 263% 230% Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 136% 130% 133% 128% 148% 154% 114% 113% 99% 104% 108% 107% Total Total (Expanded) 113% 98% 82% 102% 100% 109% 112% 79% 97% 85% 83% 79% 952% 932% 908% 102% 98% 89% 48% 34% -29% -26% 86% -53% -66% 715% 639% 618% 553% 517% 253% 249% 247% 245% 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 241% 235% 231% 338% 220% 221% 243% 241% Total Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil 235% 231% 204% 223% 221% Note: NPL Creation coverage ratio is calculated from the division of provision for loan 219% 206% losses by NPL Creation in the quarter. 172% 169% 169% 169% 168% 165% 166% 166% 164% In the first quarter of 2019, total NPL Creation coverage reached 83%, Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 driven by the increase in NPL Creation in the quarter. It is worth Total - Brazil¹ Latin America ex-Brazil Retail Banking - Brazil Wholesale Banking - Brazil mentioning that the expected loss model includes provisions not only for operations with incurred losses, but also for operations that have not incurred losses yet. · Consolidated: coverage ratio decreased in the quarter in Wholesale · Retail Banking - Brazil: the NPL Creation coverage coverage ratio Banking in Brazil, due to the rollover of speciﬁc clients that were 15 to reached 113%, due to an increase in the provision for loan losses of 90 days overdue in the previous quarter, that had already been 100% the segment. provisioned. Despite this deterioration, we continue to observe the · Wholesale Banking - Brazil: the NPL Creation coverage ratio was lower allowance requirement for clients of this segment. impacted by the rollover of speciﬁc clients that were 15-90 days overdue in the previous quarter and had already been 100% provisioned. ¹ Includes units abroad ex-Latin America. Itaú Unibanco Holding S.A. 19 Management Discussion & Analysis Income Statement Analysis NPL Ratio - Brazil1 (%) | 15 to 90 days Loan Portfolio Write-Off R$ millions 4.3 4.2 4.2 4.2 4.3 4.2 4.0 5,458 5,361 3.9 3.7 4,726 4,714 4,776 3.6 3.5 4,412 4,422 3.5 3.5 4,151 4,064 4.2 3.36 4.2 3.3 3.2 3.9 2.94 1.1% 1.1% 3.8 3.7 1.0% 0.9% 1.0% 0.9% 0.8% 0.8% 0.8% 3.6 3.6 3.5 3.4 2.3 2.5 2.4 2.3 3.0 2.0 2.8 1.9 1.8 1.78 1.69 1.5 1.5 1.4 1.2 1.0 0.9 1.0 1.8 1.7 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 0.7 1.47 1.0 0.8 Write-Off Write-Off / Loan Portfolio (*) 0.70 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 (*) Loan portfolio average balance for the previous two quarters. Individuals Very Small, Small and Middle Market Companies Corporate Loan portfolio write-oﬀs increased by 2.1% compared to the previous quarter, mainly in the Retail Banking segment in Brazil. The ratio of Analysis of the quarterly change in NPL 15-90 (%) | Credit Quality x Volume written-oﬀ operations to the average balance of loan portfolio Individuals Corporate SMEs remains consistent with the last quarters. 0.5 -0.1 3.4 2.9 -0.8 1.5 0.2 -0.1 1.8 1.7 0.7 0.0 NPL Creation Dec-18 NPL Loan Mar-19 Dec-18 NPL Loan Mar-19 Dec-18 NPL Loan Mar-19 Portfolio Portfolio Portfolio R$ millions · Individuals: increased in all portfolios due to the typical seasonality 5,076 4,928 5,042 4,968 4,426 4,381 4,375 4,442 of the ﬁrst quarter. 3,790 · Very small, small and middle-market companies: increased 3,804 3,619 3,565 3,474 3,499 3,535 3,456 3,312 3,191 compared to the previous quarter, closer to the lowest level since the 1,149 1,152 1,038 953 546 669 530 547 merger between Itaú and Unibanco. 387 702 502 517 395 · Corporate: decreased compared to the previous quarter, mainly 235 231 318 360 -256 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 driven by the exposure to segment clients that migrated to the NPL Total Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil 90 days overdue portfolio. Note: The NPL Creation is the balance of loans that became overdue for more than 90 days in the quarter. Coverage Ratio | 90 days · Consolidated: increased compared to the previous period, mainly driven by higher nonperforming loans in Wholesale Banking in Brazil, with a rollover of speciﬁc clients that were 15 - 90 days overdue in the 246% 245% 248% 243% 236% 235% 231% previous quarter. 221% 208% NPL Creation Coverage 104% 101% 100% 100% 96% 95% 92% 90% 88% 263% 230% Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 136% 130% 133% 128% 148% 154% 114% 113% 99% 104% 108% 107% Total Total (Expanded) 113% 98% 82% 102% 100% 109% 112% 79% 97% 85% 83% 79% 952% 932% 908% 102% 98% 89% 48% 34% -29% -26% 86% -53% -66% 715% 639% 618% 553% 517% 253% 249% 247% 245% 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 241% 235% 231% 338% 220% 221% 243% 241% Total Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil 235% 231% 204% 223% 221% Note: NPL Creation coverage ratio is calculated from the division of provision for loan 219% 206% losses by NPL Creation in the quarter. 172% 169% 169% 169% 168% 165% 166% 166% 164% In the first quarter of 2019, total NPL Creation coverage reached 83%, Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 driven by the increase in NPL Creation in the quarter. It is worth Total - Brazil¹ Latin America ex-Brazil Retail Banking - Brazil Wholesale Banking - Brazil mentioning that the expected loss model includes provisions not only for operations with incurred losses, but also for operations that have not incurred losses yet. · Consolidated: coverage ratio decreased in the quarter in Wholesale · Retail Banking - Brazil: the NPL Creation coverage coverage ratio Banking in Brazil, due to the rollover of speciﬁc clients that were 15 to reached 113%, due to an increase in the provision for loan losses of 90 days overdue in the previous quarter, that had already been 100% the segment. provisioned. Despite this deterioration, we continue to observe the · Wholesale Banking - Brazil: the NPL Creation coverage ratio was lower allowance requirement for clients of this segment. impacted by the rollover of speciﬁc clients that were 15-90 days overdue in the previous quarter and had already been 100% provisioned. ¹ Includes units abroad ex-Latin America. Itaú Unibanco Holding S.A. 19

Management Discussion & Analysis | Income Statement Analysis

Itaú

Renegotiated Loans Operations

Renegotiated loans are all types of renegotiation, either overdue, non-overdue or from loans written off as losses.

Highlights

- The increase in renegotiated loan operations, compared to the previous quarter, was driven by some exposures in Latin America (ex-Brazil) and by the renegotiation of non-overdue operations in Brazil.
- The 90-day NPL increase is related to the corporate segment, with no significant change in the renegotiated loans coverage ratio level, since the credits had already been adequately provisioned.

R$27.6 billion as of March 31, 2019

▲ + 1.1% (vs. Dec-18)

▲ + 0.2% (vs. Mar-18)

By overdue period

measured at the moment of renegotiation


Brazil[1]
25.5
25.2
25.7
25.2
25.4
27.6
27.5
27.9
27.3
27.6
2.0
1.9
8.4
5.9
1.2
8.2
2.3
1.8
8.5
5.2
1.2
8.5
2.2
1.8
8.7
5.1
1.3
8.8
2.1
1.8
8.2
4.8
1.4
9.0
2.3
1.8
8.0
4.9
1.4
9.2
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
When non-overdue
When over 90 days overdue
When up to 30 days overdue
When Written-off as a Loss
When 31-90 days overdue
Latin America

[1]Includes units abroad ex-Latin America.

NPL of Renegotiated Loans Operations


17.9%
15.0%
15.7%
16.8%
19.1%
4.9
4.1
4.4
4.6
5.3
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Total Renegotiated Loans Portfolio 90-day NPL (in R$ billions)
Total of Renegotiated Loans Portfolio 90-day NPL ratio (%)

Renegotiated Loans Coverage

as of March 31, 2019

R$ billions

Total renegotiated loans operations


27.6
11.4
41.4%

Loan Operations Renegotiated when up to 90 days overdue*


16.5
4.5
27.3%

Loan Operations Renegotiated when over 90 days overdue *


11.1
6.9
62.4%

■ Portfolio ■ Loans Loss Provision (LLP) ■ Coverage Ratio (LLP/Portfolio)

* Measured at the moment of renegotiation.

Itaú Unibanco Holding S.A. 20

Management Discussion & Analysis | Income Statement Analysis
Itaú

Commissions and Fees and Result from Insurance Operations[1]

Highlights

- A 5.1% decrease in the quarter due to lower revenues from (i) credit and debit cards driven by the seasonality of the period, (ii) advisory services and brokerage driven by lower capital market activity, and (iii) fund management driven by lower revenues from performance fees.
- The 1.0% increase from the first quarter of 2018 was mainly due to (i) asset management due to the increase in the balance of managed portfolios, (ii) Latin America (ex– Brazil), mainly in Itaú CorpBanca, and (iii) advisory services and brokerage due to the positive impact of the acquisition of XP Investimentos. These positive effects were partially offset by the lower revenues from acquiring business, due to higher competition in this sector.

In R$ millions	1Q19	4Q18	Δ	1Q18	Δ
Credit and Debit Cards	**3,280**	**3,487**	**-5.9%**	**3,336**	**-1.7%**
Current Account Services	**1,846**	**1,854**	**-0.4%**	**1,818**	**1.5%**
Asset Management	**1,067**	**1,192**	**-10.5%**	**1,014**	**5.2%**
Fund Management Fees	888	1,009	-12.0%	858	3.5%
Consortia Administration Fees	179	182	-2.0%	156	14.7%
Credit Operations and Guarantees Provided	**599**	**615**	**-2.7%**	**648**	**-7.6%**
Credit Operations	285	287	-0.7%	284	0.3%
Guarantees Provided	314	329	-4.5%	364	-13.8%
Collection Services	**467**	**480**	**-2.8%**	**457**	**2.1%**
Advisory Services and Brokerage	**374**	**559**	**-33.1%**	**321**	**16.2%**
Other	**258**	**237**	**8.6%**	**264**	**-2.3%**
Latin America (ex-Brazil)	**732**	**768**	**-4.7%**	**670**	**9.2%**
Commissions and Fees	**8,622**	**9,192**	**-6.2%**	**8,528**	**1.1%**
Result from Insurance Operations[1]	1,607	1,590	1.1%	1,602	0.3%
Total	**10,228**	**10,782**	**-5.1%**	**10,130**	**1.0%**

Breakdown of Commissions and Fees and Result from Insurance Operations[1]


1Q19
15.7%
10.4%
18.0%
7.2%
2.5%
3.7%
5.9%
4.6%
32.1%
Asset Management
Current Account Services
Credit Operations and Guarantees Provided
Collection Services
Credit Card
Advisory Services and Brokerage
Other
Latin America (ex-Brazil)
Result from Insurance Operations[1]

Operational Coverage Ratio

The operational coverage ratio represents the extent to which non-interest expenses were covered by the commissions and fees added to the result from insurance[1]. This ratio reached 84.2% in the quarter.


R$ millions
85.8%
82.2%
83.3%
82.7%
86.8%
84.6%
80.3%
84.3%
84.2%
9,441
9,498
9,845
10,486
10,130
10,371
10,153
10,782
10,228
35.2%
35.3%
37.0%
38.2%
37.3%
37.5%
36.8%
38.3%
36.7%
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
Commissions and Fees and Result from Insurance Operations[1]
Commissions and Fees and Result from Insurance Operations[1] / Non-interest Expenses
Commissions and Fees and Result from Insurance Operations[1] / Operating Revenues[2]

[1] Revenues from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses; [2] Operating Revenues including the Revenues from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses.

Itaú Unibanco Holding S.A. 21

Management Discussion & Analysis | Income Statement Analysis

Itaú

Credit and Debit Cards

Credit and debit card revenues were down 5.9% from the previous quarter, driven by lower MDR (Merchant Discount Rate) and interchange revenues due to the seasonality of the period.

Compared to the first quarter of 2018, card revenues decreased 1.7% driven by lower revenues from rental of machines and MDR (Merchant Discount Rate). These effects were partially offset by higher revenues from interchange and annuity fees.

Revenues | Acquiring and Issuance Services


R$ millions
3,336
3,487
3,280
38.4%
35.9%
33.7%
61.6%
64.1%
66.3%
1Q18
4Q18
1Q19
Acquiring Services
Card Issuance Services

• Card Issuance Activities

We are the leading player in the Brazilian credit card market, totaling approximately 33.1 million (in number of accounts) credit cards and 28.6 million (in number of accounts) debit cards.

We operate through Itaucard, Hipercard, Hiper, Credicard, joint ventures and commercial agreements with leading companies in sectors such as telecom, vehicles, retail and aviation operating in the Brazilian market.


R$ millions
30.7
31.1
31.6
32.4
33.1
26.7
26.9
27.5
28.1
28.6
105,365
108,867
114,594
131,700
119,540
27,131
27,198
28,482
34,055
30,276
78,234
81,669
86,111
97,645
89,264
1Q18
2Q18
3Q18
4Q18
1Q19
Debit Card Transactions Volume
Credit Card Transactions Volume
Credit card accounts - does not include additional cards (millions)
Debit card accounts - does not include additional cards (millions)

Note: Debit cards include account holders only.

Transaction Volume
1Q19

R$119.5 billion

▼ - 9.2% (vs. 4Q18)
▲ + 13.5% (vs. 1Q18)

credit
▼ - 8.6% (vs. 4Q18)
▲ + 14.1% (vs. 1Q18)

debit
▼ - 11.1% (vs. 4Q18)
▲ + 11.6% (vs. 1Q18)

• Acquiring Activities

Our merchant acquiring business comprises the process of capturing transactions through affiliation, management and relationship with merchants.

In the first quarter of 2019, the volume of credit and debit card transactions decreased 11.2% from the previous quarter due to the seasonality of the period. Compared to the same period of the previous year, it was up 14.2%.


R$ millions
98,939
101,733
109,250
127,193
113,004
35,595
35,818
38,873
46,057
40,128
63,345
65,915
70,376
81,136
72,877
1Q18
2Q18
3Q18
4Q18
1Q19
Credit Card Transactions Volume
Debit Card Transactions Volume

Transaction Volume
1Q19

R$113.0 billion

▼ - 11.2% (vs. 4Q18)
▲ + 14.2% (vs. 1Q18)

credit
▼ - 10.2% (vs. 4Q18)
▲ + 15.0% (vs. 1Q18)

debit
▼ - 12.9% (vs. 4Q18)
▲ + 12.7% (vs. 1Q18)

Equipment Base

The launch of the Pop Credicard machine family contributed to the increase of 3.2% in the equipment base compared to 4Q18 and of 13.6% from 1Q18.


thousands
1,115
1,112
1,137
1,228
1,267
1Q18
2Q18
3Q18
4Q18
1Q19

1Q19

1.3 million

▲ + 3.2% (vs. 4Q18)
▲ + 13.6% (vs. 1Q18)

85% of the equipment is wireless

Itaú Unibanco Holding S.A. 22

Management Discussion & Analysis | Income Statement Analysis

Current Account Services

In the first quarter of 2019, revenues from current account services decreased 0.4% from the previous quarter.

Compared to the first quarter of 2018, these revenues increased 1.5% driven by higher number of current-account holders.

Asset Management

- **Fund Management**

Fund management fees were lower by R$122 million in the quarter, driven by decrease in revenues from performance fees, partially compensated by the 2.5% increase in assets under administration.

Compared to the first quarter of 2018, fund management fees increased 3.5% driven by a 13.2% increase in AuM.

According to ANBIMA, in March 2019 we ranked second in fund management and managed portfolio*, with a 22.8% market share.

* Includes Itaú Unibanco and Intrag.

Portfolio Managed and Investment Fund


R$ billions
+13.2%
+2.5%
1,002
1,025
1,068
1,107
1,135
1Q18
2Q18
3Q18
4Q18
1Q19

Note: It includes the open platform balance and does not include Latin America (ex-Brazil).

- **Consortia Administration Fees**

In March 2019, we reached approximately 373 thousand active contracts, down 3.1% from the previous quarter. Installments receivable totaled R$11.8 billion at the end of the period, with increases of 0.2% from December 2018 and of 5.0% from March 2018.


10,819
10,926
11,005
11,054
11,250
11,440
11,640
11,787
11,816
390
385
388
393
399
398
393
385
373
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
Active contracts (in thousand)
Balance of installments receivable (R$ millions)

Loan Operations and Financial Guarantees Provided

Revenues from loan operations and financial guarantees decreased 2.7% from the previous quarter and 7.6% from the first quarter of 2018 driven by a lower volume of financial guarantees provided.

In the chart below, we show the annualized ratio of revenues from loan operations to the loan portfolio and of revenues from guarantees provided to the financial guarantees provided portfolio.


R$ billions
2.4%
2.5%
2.4%
2.3%
2.3%
0.3%
0.3%
0.3%
0.3%
0.3%
355
364
370
381
388
61
59
57
55
54
1Q18
2Q18
3Q18
4Q18
1Q19
Loan Portfolio, without financial guarantees provided - Brazil¹
Financial Guarantees Provided - Brazil¹
Revenues from Credit Operations / Loan Portfolio, without financial guarantees provided (Brazil¹) - Annualized (*)
Revenues from Guarantees Provided / Financial guarantees provided portfolio (Brazil¹) - Annualized (*)

[1] Includes units abroad ex-Latin America. (*) Loan portfolio and financial guarantees provided average balances for the previous two quarters.

Collection Services

Revenues from collection services decreased 2.8% compared to the previous quarter, due to the seasonality of collection fees.

Compared to the first quarter of 2018, these revenues grew 2.1%, mainly driven by higher volume, pricing, increased offer and expansion of collection services due to the issuance and management of receivables in the mobile channel.

Advisory Services and Brokerage

Compared to the previous quarter, revenues from economic and financial advisory and brokerage services decreased R$185 million due to lower capital market activity.

Compared to the first quarter of 2018, these revenues increased 16.2% driven by the positive impact of the acquisition of XP Investimentos.

Fixed Income: we took part in local operations with debentures, promissory notes and securitization, which totaled R$4.9 billion up to March 2019, maintaining the leadership position in the ANBIMA ranking.

Equities: we carried out three offerings in South America in the first quarter of 2019, which totaled US$319 million, reaching the leadership position in the Dealogic ranking.

Mergers and Acquisitions: in the first quarter of 2019, we provided financial advisory on 5 transactions in South America, totaling US$520 million and reaching the leadership position in the Dealogic ranking.

Itaú Unibanco Holding S.A.
23

Management Discussion and Analysis Itaú Insurance, Pension Plan and Premium Bonds Itaú Insurance, Pension Plan and Premium Bonds Highlights · Increase of 20.7% in recurring net income of Itaú Insurance, Pension Plan and Premium Bonds operations compared to the previous quarter mainly driven by: (i) the increase in earned premiums, partially oﬀset by the liability adequacy test in pension plan occurred last quarter, (ii) the managerial ﬁnancial margin, impacted by the increase of the return on our assets, and (iii) reduction of third-party services expenses. As from the ﬁrst quarter of 2018, we have disclosed the breakdown of Recurring Activities and Other Activities in Results from Itaú Insurance, Pension Plan and Premium Bonds. Major changes were the inclusion of IRB earnings in Recurring Activities and the reclassiﬁcation of group life and credit life insurance portfolios distributed by brokers to Other Activities, since these portfolios are in run oﬀ. Pro Forma Income Statement of Insurance, Pension Plan and Premium Bonds Operations  1Q19 Recurring Activities Total Recurring Other In R$ millions Activities Activities 4Q18D 1Q18D Earned Premiums 1,052 9 80 72 970 1.0% 893 9.7% Revenues from Pension Plan and Premium Bonds 159 1 59 - 179 -10.7% 203 -21.6% Liability Adequacy Test - - - 43 - - - Retained Claims (299) (233) (66) (225) 3.5% (200) 16.5% Selling Expenses (12) (5) (6) (4) 42.3% (3) 103.2% Result from Insurance, Pension Plan and Premium Bonds 901 900 0 962 -6.4% 893 0.8% Managerial Financial Margin 120 96 24 7 1233.1% 49 98.1% Commissions and Fees 533 533 (1) 536 -0.6% 548 -2.7% Earnings of Affiliates 123 123 - 150 -17.6% 95 29.5% Non-interest Expenses (596) (561) (35) (632) -11.2% (467) 20.3% Tax Expenses for ISS, PIS and Cofins and other taxes (84) (83) (1) (85) -2.3% (87) -5.0% Income before Tax and Minority Interests 996 1,009 (12) 938 7.5% 1,031 -2.2% Income Tax/Social Contribution and Minority Interests (336) (347) 11 (389) -11.0% (399) -13.3% Recurring Net Income 661 6 62 (1) 549 20.6% 631 4.9% Allocated Capital 2,470 2,442 27 1,255 94.7% 1,316 85.6% Average Allocated Capital 1,877 1,848 28 1,422 30.0% 1,344 37.5% Recurring Return on Average Allocated Capital 140.8% 143.3% -19.1% 154.4% -1,110 bps 187.9% -4,460 bps Efficiency Ratio (ER) 37.4% 35.8% 153.9% 40.2% -450 bps 31.2% 460 bps Combined Ratio 65.1% 58.9% 149.5% 62.1% -330 bps 53.3% 550 bps Note: Combined Ratio for insurance activities. Non-interest Expenses considers Personnel Expenses, Other Administrative Expenses and Other Operating Expenses. Bankline/internet, mobile, ATMs, teller We concentrate eﬀorts on distribution Recurring Activities Other Activities terminals and bankfone remain our key through our own channels and on the Recurring activities consist of Other activities insurance and premium bonds products expansion of the oﬀer of insurance policies sales channels to account holders in the via an open platform, through which we the oﬀering of bancassurance correspond to Extended quarter, following our strategy to serve provide products from partner insurance products related to Life, warranty, Health clients through the most efficient channels. companies to our clients. Property, Credit, Pension Plan insurance and other In the ﬁrst quarter of 2019, the amount of and Premium Bonds, and our discontinued insurance sales of insurance products and premium interest in Porto Seguro and in lines, whose portfolios bonds to Digital Branches clients accounted IRB. are in run oﬀ. for 25.4% of total sales. (1) Insurance Ratio and ROE Technical Provisions in 1Q19 R$ billions 10.6 10.0 9.2 8.5 9.6 + 2.2% (vs. 4Q18) Insurance 3.5 3.5 + 10.7% (vs. 1Q18) 198.2 173.8 147.3 140.8 150.9 + 1.9% (vs. 4Q18) Pension Plan R$207.3 + 9.9% (vs. 1Q18) billion 1Q18 2Q18 3Q18 4Q18 1Q19 + 1.4% (vs. 4Q18) Recurring Return on Average Equity (Insurance Operations) (%) Insurance Ratio (%) Premiums Bonds 200.4 + 4.0% (vs. 1Q18) (1) Insurance Ratio (%) = Recurring net income from Itaú Insurance, Pension Plan and Premium Bonds operations / Itaú Unibanco’s recurring net income. Itaú Unibanco Holding S.A. 24 Management Discussion and Analysis Itaú Insurance, Pension Plan and Premium Bonds Itaú Insurance, Pension Plan and Premium Bonds Highlights · Increase of 20.7% in recurring net income of Itaú Insurance, Pension Plan and Premium Bonds operations compared to the previous quarter mainly driven by: (i) the increase in earned premiums, partially oﬀset by the liability adequacy test in pension plan occurred last quarter, (ii) the managerial ﬁnancial margin, impacted by the increase of the return on our assets, and (iii) reduction of third-party services expenses. As from the ﬁrst quarter of 2018, we have disclosed the breakdown of Recurring Activities and Other Activities in Results from Itaú Insurance, Pension Plan and Premium Bonds. Major changes were the inclusion of IRB earnings in Recurring Activities and the reclassiﬁcation of group life and credit life insurance portfolios distributed by brokers to Other Activities, since these portfolios are in run oﬀ. Pro Forma Income Statement of Insurance, Pension Plan and Premium Bonds Operations 1Q19 Recurring Activities Total Recurring Other In R$ millions Activities Activities 4Q18D 1Q18D Earned Premiums 1,052 9 80 72 970 1.0% 893 9.7% Revenues from Pension Plan and Premium Bonds 159 1 59 - 179 -10.7% 203 -21.6% Liability Adequacy Test - - - 43 - - - Retained Claims (299) (233) (66) (225) 3.5% (200) 16.5% Selling Expenses (12) (5) (6) (4) 42.3% (3) 103.2% Result from Insurance, Pension Plan and Premium Bonds 901 900 0 962 -6.4% 893 0.8% Managerial Financial Margin 120 96 24 7 1233.1% 49 98.1% Commissions and Fees 533 533 (1) 536 -0.6% 548 -2.7% Earnings of Affiliates 123 123 - 150 -17.6% 95 29.5% Non-interest Expenses (596) (561) (35) (632) -11.2% (467) 20.3% Tax Expenses for ISS, PIS and Cofins and other taxes (84) (83) (1) (85) -2.3% (87) -5.0% Income before Tax and Minority Interests 996 1,009 (12) 938 7.5% 1,031 -2.2% Income Tax/Social Contribution and Minority Interests (336) (347) 11 (389) -11.0% (399) -13.3% Recurring Net Income 661 6 62 (1) 549 20.6% 631 4.9% Allocated Capital 2,470 2,442 27 1,255 94.7% 1,316 85.6% Average Allocated Capital 1,877 1,848 28 1,422 30.0% 1,344 37.5% Recurring Return on Average Allocated Capital 140.8% 143.3% -19.1% 154.4% -1,110 bps 187.9% -4,460 bps Efficiency Ratio (ER) 37.4% 35.8% 153.9% 40.2% -450 bps 31.2% 460 bps Combined Ratio 65.1% 58.9% 149.5% 62.1% -330 bps 53.3% 550 bps Note: Combined Ratio for insurance activities. Non-interest Expenses considers Personnel Expenses, Other Administrative Expenses and Other Operating Expenses. Bankline/internet, mobile, ATMs, teller We concentrate eﬀorts on distribution Recurring Activities Other Activities terminals and bankfone remain our key through our own channels and on the Recurring activities consist of Other activities insurance and premium bonds products expansion of the oﬀer of insurance policies sales channels to account holders in the via an open platform, through which we the oﬀering of bancassurance correspond to Extended quarter, following our strategy to serve provide products from partner insurance products related to Life, warranty, Health clients through the most efficient channels. companies to our clients. Property, Credit, Pension Plan insurance and other In the ﬁrst quarter of 2019, the amount of and Premium Bonds, and our discontinued insurance sales of insurance products and premium interest in Porto Seguro and in lines, whose portfolios bonds to Digital Branches clients accounted IRB. are in run oﬀ. for 25.4% of total sales. (1) Insurance Ratio and ROE Technical Provisions in 1Q19 R$ billions 10.6 10.0 9.2 8.5 9.6 + 2.2% (vs. 4Q18) Insurance 3.5 3.5 + 10.7% (vs. 1Q18) 198.2 173.8 147.3 140.8 150.9 + 1.9% (vs. 4Q18) Pension Plan R$207.3 + 9.9% (vs. 1Q18) billion 1Q18 2Q18 3Q18 4Q18 1Q19 + 1.4% (vs. 4Q18) Recurring Return on Average Equity (Insurance Operations) (%) Insurance Ratio (%) Premiums Bonds 200.4 + 4.0% (vs. 1Q18) (1) Insurance Ratio (%) = Recurring net income from Itaú Insurance, Pension Plan and Premium Bonds operations / Itaú Unibanco’s recurring net income. Itaú Unibanco Holding S.A. 24

Management Discussion and Analysis Itaú Insurance, Pension Plan and Premium Bonds Insurance (Recurring Activities) 66% Our recurring insurance activities consist of the oﬀering of bancassurance products related share in the recurring net income to life, property, credit life, and our interest in Porto Seguro and in IRB. We oﬀer these of Itaú Insurance, Pension Plan products in synergy with retail channels – our branch network, partnership with retailers, and Premium Bonds credit card clients, real estate and vehicle ﬁnancing and personal loans - and the wholesale channel. They have characteristics such as low volatility in result and less use of capital, making them strategic and relevant to the diversiﬁcation of the conglomerate’s revenues. Pro Forma Income Statement of the Insurance Segment Highlights: In R$ millions 1Q19 4Q18 1Q D 18 D 1. increase in earned premiums due Earned Premiums 980 970 1.0% 893 1 9.7% to higher sales in credit life and Retained Claims (225) (211) 6.7% (190) 2 18.5% 2 protected card insurance policies and Selling Expenses (5) (3) 55.3% (2) 152.8% to higher average ticket in life and Underwriting Margin 750 756 -0.8% 701 7.0% personal accidents insurance policies; Managerial Financial Margin 7 (3) -325.3% (8) -185.8% Commissions and Fees 1 02 104 -2.8% 125 -18.6% 2. higher number of claims reported, Earnings of Affiliates 123 150 -17.6% 95 29.5% in line with the increase of life, credit Non-interest Expenses (302) (344) -12.2% 3 (237) 4 27.7% life and protected card insurance Tax Expenses for ISS, PIS and Cofins and other taxes (44) (44) 0.2% (48) -7.2% portfolios; Income before Tax and Minority Interests 635 618 2.6% 629 0.9% Income Tax/Social Contribution and Minority Interests (200) (246) -18.7% (231) -13.5% 3. decrease in third-party services Recurring Net Income 435 373 16.7% 398 9.3% expenses; Efficiency Ratio (ER) 32.3% 35.8% -350 bps 27.3% 490 bps 4. higher expenses driven by the expansion of the sales force. Retained Claims Breakdown Earned Premiums Breakdown R$ millions R$ millions 893 917 970 190 229 228 946 980 211 225 4.0% 5.1% 4.2% 3.8% 3.8% 6.1% 5.8% 7.4% 8.2% 10.8% 10.5% 10.0% 10.4% 10.2% 7.8% 5.1% 10.2% 3.3% 6.1% 1.8% 1.7% 1.6% 1.5% 5.7% 2.2% 1.9% 1.7% 3.7% 3.3% 12.7% 14.0% 14.5% 15.7% 16.1% 17.1% 17.4% 18.0% 14.9% 11.5% 13.6% 18.3% 17.8% 14.6% 11.3% 15.0% 15.7% 12.0% 15.9% 16.3% 53.3% 58.7% 51.9% 51.3% 50.9% 50.3% 57.4% 56.0% 55.1% 54.9% 1Q18 2Q18 3Q18 4Q18 1Q19 1Q18 2Q18 3Q18 4Q18 1Q19 Life and Personal Accidents Protected Card Life and Personal Accidents Protected Card Credit Life Property risk Credit Life Property risk Mortgage Other Mortgage Other Underwriting Margin Combined Ratio It reﬂects the operating cost as a percentage of income from R$ millions earned premiums. 78.5 77.9 Decrease of the combined ratio in the quarter driven by non- 76.5 75.8 74.9 interest expenses, which were impacted by the third-party services 756 750 expenses. 717 701 687 56.2% 53.0% 52.3% 51.6% 47.2% 435 398 401 62.1% 373 58.9% 344 57.5% 56.7% 0.3% 53.3% 0.5% 0.1% 0.1% 0.2% 40.1% 32.4% 32.5% 35.4% 31.9% 1Q18 2Q18 3Q18 4Q18 1Q19 Net Income Underwriting Margin Underwriting Margin / Earned Premiums (%) 25.0% 24.1% 23.0% 21.3% 21.7% Note: the underwriting margin is the sum of earned premiums, retained claims and 1Q18 2Q18 3Q18 4Q18 1Q19 selling expenses. Selling Expenses/Earned Premiums Administrative Expenses and Other/Earned Premiums Insurance Claims/Earned Premiums Extended Combined Ratio Note: The combined ratio is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Coﬁns and other taxes divided by earned premiums. The extended combined ratio is the sum of these same expenses divided by the sum of earned premiums, managerial ﬁnancial margin and commissions and fees. Itaú Unibanco Holding S.A. 25 Management Discussion and Analysis Itaú Insurance, Pension Plan and Premium Bonds Insurance (Recurring Activities) 66% Our recurring insurance activities consist of the oﬀering of bancassurance products related share in the recurring net income to life, property, credit life, and our interest in Porto Seguro and in IRB. We oﬀer these of Itaú Insurance, Pension Plan products in synergy with retail channels – our branch network, partnership with retailers, and Premium Bonds credit card clients, real estate and vehicle ﬁnancing and personal loans - and the wholesale channel. They have characteristics such as low volatility in result and less use of capital, making them strategic and relevant to the diversiﬁcation of the conglomerate’s revenues. Pro Forma Income Statement of the Insurance Segment Highlights: In R$ millions 1Q19 4Q18 1Q D 18 D 1. increase in earned premiums due Earned Premiums 980 970 1.0% 893 1 9.7% to higher sales in credit life and Retained Claims (225) (211) 6.7% (190) 2 18.5% 2 protected card insurance policies and Selling Expenses (5) (3) 55.3% (2) 152.8% to higher average ticket in life and Underwriting Margin 750 756 -0.8% 701 7.0% personal accidents insurance policies; Managerial Financial Margin 7 (3) -325.3% (8) -185.8% Commissions and Fees 1 02 104 -2.8% 125 -18.6% 2. higher number of claims reported, Earnings of Affiliates 123 150 -17.6% 95 29.5% in line with the increase of life, credit Non-interest Expenses (302) (344) -12.2% 3 (237) 4 27.7% life and protected card insurance Tax Expenses for ISS, PIS and Cofins and other taxes (44) (44) 0.2% (48) -7.2% portfolios; Income before Tax and Minority Interests 635 618 2.6% 629 0.9% Income Tax/Social Contribution and Minority Interests (200) (246) -18.7% (231) -13.5% 3. decrease in third-party services Recurring Net Income 435 373 16.7% 398 9.3% expenses; Efficiency Ratio (ER) 32.3% 35.8% -350 bps 27.3% 490 bps 4. higher expenses driven by the expansion of the sales force. Retained Claims Breakdown Earned Premiums Breakdown R$ millions R$ millions 893 917 970 190 229 228 946 980 211 225 4.0% 5.1% 4.2% 3.8% 3.8% 6.1% 5.8% 7.4% 8.2% 10.8% 10.5% 10.0% 10.4% 10.2% 7.8% 5.1% 10.2% 3.3% 6.1% 1.8% 1.7% 1.6% 1.5% 5.7% 2.2% 1.9% 1.7% 3.7% 3.3% 12.7% 14.0% 14.5% 15.7% 16.1% 17.1% 17.4% 18.0% 14.9% 11.5% 13.6% 18.3% 17.8% 14.6% 11.3% 15.0% 15.7% 12.0% 15.9% 16.3% 53.3% 58.7% 51.9% 51.3% 50.9% 50.3% 57.4% 56.0% 55.1% 54.9% 1Q18 2Q18 3Q18 4Q18 1Q19 1Q18 2Q18 3Q18 4Q18 1Q19 Life and Personal Accidents Protected Card Life and Personal Accidents Protected Card Credit Life Property risk Credit Life Property risk Mortgage Other Mortgage Other Underwriting Margin Combined Ratio It reﬂects the operating cost as a percentage of income from R$ millions earned premiums. 78.5 77.9 Decrease of the combined ratio in the quarter driven by non- 76.5 75.8 74.9 interest expenses, which were impacted by the third-party services 756 750 expenses. 717 701 687 56.2% 53.0% 52.3% 51.6% 47.2% 435 398 401 62.1% 373 58.9% 344 57.5% 56.7% 0.3% 53.3% 0.5% 0.1% 0.1% 0.2% 40.1% 32.4% 32.5% 35.4% 31.9% 1Q18 2Q18 3Q18 4Q18 1Q19 Net Income Underwriting Margin Underwriting Margin / Earned Premiums (%) 25.0% 24.1% 23.0% 21.3% 21.7% Note: the underwriting margin is the sum of earned premiums, retained claims and 1Q18 2Q18 3Q18 4Q18 1Q19 selling expenses. Selling Expenses/Earned Premiums Administrative Expenses and Other/Earned Premiums Insurance Claims/Earned Premiums Extended Combined Ratio Note: The combined ratio is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Coﬁns and other taxes divided by earned premiums. The extended combined ratio is the sum of these same expenses divided by the sum of earned premiums, managerial ﬁnancial margin and commissions and fees. Itaú Unibanco Holding S.A. 25

Management Discussion and Analysis Itaú Insurance, Pension Plan and Premium Bonds Pension Plan 29% Product and advisory service innovation has played a signiﬁcant role in the sustainable share in the recurring net income growth of pension plan operations for individuals. For companies, we oﬀer specialized of Itaú Insurance, Pension Plan advisory services and develop customized solutions. We establish long-term partnerships and Premium Bonds with our corporate clients, adopting a communication strategy designed for the ﬁnancial education of their employees. Pro Forma Income Statement of the Pension Plan Segment D D In R$ millions 1Q19 4Q18 1Q18 Highlights: 1 Revenues from Pension Plan 49 56 -13.1% 78 -37.5% 1. decrease due to lower Liability Adequacy Test - 43 - - - contribution and to the carrying rate Selling Expenses (1) (1) -17.8% (1) -25.0% exemption; Result from Pension Plan 48 98 -51.0% 77 -37.7% 2. increase due to a higher return on Managerial Financial Margin 66 (20) - 30 2 122.7% assets; Commissions and Fees 432 432 -0.2% 424 1.9% 3. higher personnel expenses. Non-interest Expenses (193) (220) -12.2% (166) 3 16.2% Tax Expenses for ISS, PIS and Cofins and other taxes (33) (35) -4.2% (33) -0.9% Income before Tax and Minority Interests 320 257 24.6% 3 31 -3.4% Income Tax/Social Contribution and Minority Interests (125) (115) 8.7% (137) -8.4% Recurring Net Income 195 142 37.5% 1 95 0.1% Efficiency Ratio (ER) 37.6% 46.1% -850 bps 33.4% 420 bps R$ millions Technical Provisions R$ billions Market Share * Pension Plan Contribution Technical Provisions 2.2% 2.0% 2.0% Increase in the ratio due to 2,612 2,364 higher volume 200.4 196.6 Total 182.4 of redemption 651 7.0 7.0 6,083 6,450 in VGBL. 0 bps 6.6 23.1% 41.7 40.6 106 117 4,993 (12 months) 37.7 780 1,199 101 1,040 149.0 151.6 138.1 5,197 5,133 3,853 Plans for Individuals 23.9% 1Q18 4Q18 1Q19 0 bps 1Q18 4Q18 1Q19 (12 months) Traditional PGBL Traditional PGBL VGBL Net Contributions VGBL Redemption Rate * according to the National Federation of Note: Total pension plan contributions = Contributions (+) Pension and Life Insurance (FENAPREVI), Portability requests accepted. Net pension plan contributions = in February 2018. Contributions (+) Portability requests accepted (-) Redemptions (-) Note: Redemption Rate = Redemptions/Balance of Technical Provisions for Portability requests assigned. Pension Plan Premium Bonds 5% The PIC Premium Bonds product is targeted to clients who are interested in competing for share in the recurring net income prizes. This product can be purchased through single payment or monthly payment of Itaú Insurance, Pension Plan modality, in accordance with the proﬁle and segment of each client. and Premium Bonds Pro Forma Income Statement of the Premium Bonds Segment Highlights: In R$ millions 1Q19 4Q18 1Q D 18 D 1. due to lower revenues caused 1 Revenues from Premium Bonds 102 108 -5.2% 115 -11.0% by the lower average ticket of Managerial Financial Margin 23 30 -21.5% 26 -11.9% 2 products; Non-interest Expenses (66) (68) -3.0% (64) 3.2% Tax Expenses for ISS, PIS and Cofins and other taxes (5) (6) -9.1% (6) -9.8% 2. negative impact of the Income before Tax and Minority Interests 54 63 -14.3% 71 -23.8% interbank deposit rate reduction Income Tax/Social Contribution and Minority Interests (22) (28) -24.0% (32) -32.2% on the remuneration of our Recurring Net Income 32 35 -6.4% 39 -16.8% assets. Efficiency Ratio (ER) 55.0% 51.9% 310 bps 47.5% 760 bps · In the ﬁrst quarter of 2019, we distributed prizes in the aggregate amount of R$12.0 million. 13.9 million outstanding certiﬁcates · We started the sale of premium bonds via mobile in December 2017. In the ﬁrst quarter of 2019, + 1.7% (vs. 4Q18) this channel accounted for 9.3% of sales to current account holders. + 7.4% (vs.1Q18) Itaú Unibanco Holding S.A. 26 Management Discussion and Analysis Itaú Insurance, Pension Plan and Premium Bonds Pension Plan 29% Product and advisory service innovation has played a signiﬁcant role in the sustainable share in the recurring net income growth of pension plan operations for individuals. For companies, we oﬀer specialized of Itaú Insurance, Pension Plan advisory services and develop customized solutions. We establish long-term partnerships and Premium Bonds with our corporate clients, adopting a communication strategy designed for the ﬁnancial education of their employees. Pro Forma Income Statement of the Pension Plan Segment D D In R$ millions 1Q19 4Q18 1Q18 Highlights: 1 Revenues from Pension Plan 49 56 -13.1% 78 -37.5% 1. decrease due to lower Liability Adequacy Test - 43 - - - contribution and to the carrying rate Selling Expenses (1) (1) -17.8% (1) -25.0% exemption; Result from Pension Plan 48 98 -51.0% 77 -37.7% 2. increase due to a higher return on Managerial Financial Margin 66 (20) - 30 2 122.7% assets; Commissions and Fees 432 432 -0.2% 424 1.9% 3. higher personnel expenses. Non-interest Expenses (193) (220) -12.2% (166) 3 16.2% Tax Expenses for ISS, PIS and Cofins and other taxes (33) (35) -4.2% (33) -0.9% Income before Tax and Minority Interests 320 257 24.6% 3 31 -3.4% Income Tax/Social Contribution and Minority Interests (125) (115) 8.7% (137) -8.4% Recurring Net Income 195 142 37.5% 1 95 0.1% Efficiency Ratio (ER) 37.6% 46.1% -850 bps 33.4% 420 bps R$ millions Technical Provisions R$ billions Market Share * Pension Plan Contribution Technical Provisions 2.2% 2.0% 2.0% Increase in the ratio due to 2,612 2,364 higher volume 200.4 196.6 Total 182.4 of redemption 651 7.0 7.0 6,083 6,450 in VGBL. 0 bps 6.6 23.1% 41.7 40.6 106 117 4,993 (12 months) 37.7 780 1,199 101 1,040 149.0 151.6 138.1 5,197 5,133 3,853 Plans for Individuals 23.9% 1Q18 4Q18 1Q19 0 bps 1Q18 4Q18 1Q19 (12 months) Traditional PGBL Traditional PGBL VGBL Net Contributions VGBL Redemption Rate * according to the National Federation of Note: Total pension plan contributions = Contributions (+) Pension and Life Insurance (FENAPREVI), Portability requests accepted. Net pension plan contributions = in February 2018. Contributions (+) Portability requests accepted (-) Redemptions (-) Note: Redemption Rate = Redemptions/Balance of Technical Provisions for Portability requests assigned. Pension Plan Premium Bonds 5% The PIC Premium Bonds product is targeted to clients who are interested in competing for share in the recurring net income prizes. This product can be purchased through single payment or monthly payment of Itaú Insurance, Pension Plan modality, in accordance with the proﬁle and segment of each client. and Premium Bonds Pro Forma Income Statement of the Premium Bonds Segment Highlights: In R$ millions 1Q19 4Q18 1Q D 18 D 1. due to lower revenues caused 1 Revenues from Premium Bonds 102 108 -5.2% 115 -11.0% by the lower average ticket of Managerial Financial Margin 23 30 -21.5% 26 -11.9% 2 products; Non-interest Expenses (66) (68) -3.0% (64) 3.2% Tax Expenses for ISS, PIS and Cofins and other taxes (5) (6) -9.1% (6) -9.8% 2. negative impact of the Income before Tax and Minority Interests 54 63 -14.3% 71 -23.8% interbank deposit rate reduction Income Tax/Social Contribution and Minority Interests (22) (28) -24.0% (32) -32.2% on the remuneration of our Recurring Net Income 32 35 -6.4% 39 -16.8% assets. Efficiency Ratio (ER) 55.0% 51.9% 310 bps 47.5% 760 bps · In the ﬁrst quarter of 2019, we distributed prizes in the aggregate amount of R$12.0 million. 13.9 million outstanding certiﬁcates · We started the sale of premium bonds via mobile in December 2017. In the ﬁrst quarter of 2019, + 1.7% (vs. 4Q18) this channel accounted for 9.3% of sales to current account holders. + 7.4% (vs.1Q18) Itaú Unibanco Holding S.A. 26

Management Discussion & Analysis | Income Statement Analysis

Itaú

Non-interest Expenses

Highlights

- Non-interest expenses decreased 5.0% in the quarter, driven by seasonally lower personnel expenses. In addition, we recorded lower expenses on third-party services and data processing.
- Compared to the first quarter of 2018, non-interest expenses increased 4.1%, mainly driven by the impact of the collective labor agreement on personnel expenses, higher administrative expenses and by the effect of exchange variation in Latin America expenses (ex-Brazil).

In R$ millions	1Q19	4Q18	Δ	1Q18	Δ
Personnel Expenses	**(5,300)**	**(5,618)**	**-5.7%**	**(5,083)**	**4.3%**
Compensation, Charges and Social Benefits	(3,580)	(3,759)	-4.8%	(3,417)	4.8%
Management and Employees' Profit Sharing [1]	(1,264)	(1,226)	3.1%	(1,114)	13.5%
Employee Terminations and Labor Claims	(412)	(552)	-25.5%	(510)	-19.3%
Training	(45)	(81)	-44.8%	(43)	5.0%
Administrative Expenses	**(4,113)**	**(4,454)**	**-7.6%**	**(3,879)**	**6.0%**
Third-Party Services	(1,007)	(1,226)	-17.8%	(935)	7.8%
Data Processing and Telecommunications	(958)	(1,029)	-6.9%	(902)	6.2%
Facilities	(666)	(706)	-5.8%	(651)	2.3%
Depreciation and Amortization	(533)	(558)	-4.3%	(537)	-0.7%
Advertising, Promotions and Publications	(260)	(234)	11.4%	(224)	16.4%
Security	(175)	(170)	2.7%	(173)	1.2%
Financial System Services	(151)	(155)	-2.6%	(145)	3.8%
Transportation	(80)	(86)	-6.8%	(75)	6.6%
Materials	(72)	(76)	-5.0%	(68)	6.7%
Travel	(45)	(61)	-25.8%	(41)	10.8%
Other	(165)	(153)	7.9%	(130)	27.6%
Operating Expenses	**(1,082)**	**(948)**	**14.1%**	**(1,167)**	**-7.3%**
Contingencies and Other	(365)	(153)	138.0%	(538)	-32.2%
Selling - Credit Cards	(615)	(679)	-9.5%	(555)	10.8%
Claims	(102)	(115)	-11.5%	(74)	37.7%
Other Tax Expenses [2]	**(84)**	**(89)**	**-5.7%**	**(77)**	**9.3%**
Latin America (ex-Brazil) [3]	**(1,570)**	**(1,683)**	**-6.7%**	**(1,469)**	**6.8%**
Total	**(12,150)**	**(12,793)**	**-5.0%**	**(11,676)**	**4.1%**

[1] Includes variable compensation and stock option plans. [2] Does not include ISS, PIS and Cofins. [3] Does not consider overhead allocation.

The decrease in non-interest expenses in the quarter is mainly driven by **(i)** lower personnel expenses that are seasonally lower due to more vacations taken in the quarter, lower expenses on labor claims and fewer number of employees, and **(ii)** lower administrative expenses, driven by a reduction in third-party services due to lower consultancy and telemarketing expenses, and by a reduction in data processing.

Compared to the first quarter of 2018, the 4.1% increase is related to higher personnel expenses due to the impact of the collective bargaining labor agreement and higher expenses in Latin America (ex-Brazil), linked to the Brazilian real depreciation in the period. In addition to these effects, expenses on third-party, data processing and telecommunications and advertising services also increased in the period. Compared to the same period of the previous year, non-interest expenses increased below inflation for the period (4.6% - IPCA).

Number of Employees - in thousands


99.6
13.2
0.6
85.8
Mar-18
99.9
13.2
0.6
86.1
Jun-18
100.8
13.1
0.6
87.1
Sep-18
100.3
13.0
0.6
86.8
Dec-18
99.7
12.9
0.5
86.2
Mar-19
Brazil
Abroad (ex-Latin America)
Latin America

99.7 thousand
employees at the end of the 1Q19

▼ **- 0.7%** (1Q19/4Q18)
— **0.0%** (1Q19/1Q18)

In Brazil, the hiring of new insurance consultants and of sales representatives for REDE resulted in the expansion of the number of employees in the year. We are also hiring more personnel to the technology area to speed up our digital transformation process.

Note: Includes the employees of companies controlled by the Bank.

Itaú Unibanco Holding S.A.

27

Management Discussion & Analysis | Income Statement Analysis

Itaú

Efficiency Ratio

We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the cost of credit (result from loan losses, impairment and discounts granted).


64.5
63.4
63.3
65.7
60.8
61.0
61.3
61.7
60.9
43.6
45.7
47.3
49.2
45.9
47.1
48.8
48.7
46.3
45.3
68.2
45.5
66.6
45.3
65.0
46.4
64.2
47.0
63.3
47.4
62.7
47.7
62.2
47.6
61.2
47.7
61.2
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
Trailing 12-month Efficiency Ratio (%)
Trailing 12-month Risk-Adjusted Efficiency Ratio (%)
Quarterly Efficiency Ratio (%)
Quarterly Risk-Adjusted Efficiency Ratio (%)

Risk-Adjusted Efficiency Ratio = Non-Interest Expenses (Personnel Expenses + Administrative Expenses + Operating Expenses + Other Tax Expenses) + Cost of Credit / (Managerial Financial Margin + Commissions and Fees + Result of Insurance, Pension Plan and Premium Bonds + Tax Expenses for ISS, PIS, Cofins and Other Taxes)

Efficiency Ratio:

- 12-month period: increase of 70 basis points from the same period of the previous year. Non-interest expenses increased 4.5%, mainly driven by the integration of the retail operations acquired from Citibank, while inflation for the period was 4.6% (IPCA). On the other hand, revenues increased 2.9%.

Risk-Adjusted Efficiency Ratio:

- 12-month period: decrease of 210 basis points from the same period of the previous year, due to a 14.7% decrease in cost of credit, mainly driven by a lower provision for losses and lower impairment charges on corporate securities.

Distribution Network

Points of Service | Brazil and Abroad

There was a 1.8% increase in the number of available ATMs compared to the same period of the previous year. Rede Banco24Horas increased 5.5%, driven by the agreement with Tecban establishing the replacement of our external ATMs network.


47,086
47,650
47,887
48,476
47,953
7
7
3
21,423
22,086
22,431
23,049
22,605
1,195
1,187
1,175
1,175
1,169
608
610
598
592
589
23,853
23,760
23,680
23,660
23,590
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Brazil
ESB
Latin America
Banco24Horas
Third Party Locations

Note: (i) Includes Banco Itaú Argentina and banks in Chile, Colombia, Paraguay and Uruguay; (ii) Includes ESBs (Electronic Service Branches) and points of service in third-parties' establishments. (iii) Does not include points of sale.

Branches and Client Service Branches | Brazil and Abroad

In Brazil, the yearly reduction in the number of brick and mortar branches is related to the synergies coming from the integration of retail operations acquired from Citibank. In Latin America, two digital branches were opened in the quarter, one in Paraguay and another in Uruguay.


4,976
4,904
4,917
4,940
4,934
160
160
173
195
195
3,587
3,531
3,531
3,530
3,527
704
697
700
703
691
525
516
513
512
521
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Branches + CSB (Latin America ex-Brazil)
CSB - Brazil
Brick and Mortar Branches - Brazil (i)
Digital Branches - Brazil

(i) Includes IBBA representative offices abroad. Note: Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Colombia, Panama, Paraguay and Uruguay.

Geographical Distribution of Service Network(*) - Number of Branches and Client Service Branches

North	Northeast	Midwest	Southeast	South
114	339	314	2,964	667

(*) In March 2019. Does not include branches and CSBs in Latin America and Itaú BBA.

Itaú Unibanco Holding S.A.

28

Management Discussion & Analysis | Balance Sheet

Itaú

Balance Sheet

Highlights

- Increase of 0.1% in total assets in the quarter and of 8.3% in 12 months, driven by loans to individuals, very small, small and middle-market companies and Latin America.
- Annual growth of 13.1% in deposits, especially time deposits, due to the partial migration of funds derived from repurchase agreements backed by debentures.

Assets

In R$ millions, end of period	1Q19	4Q18	Δ	1Q18	Δ
Current and Long-term Assets	**1,617,065**	**1,615,235**	**0.1%**	**1,496,519**	**8.1%**
Cash	30,376	37,159	-18.3%	25,444	19.4%
Interbank Investments	284,398	304,747	-6.7%	264,524	7.5%
Securities and Derivative Financial Instruments	464,081	457,513	1.4%	451,167	2.9%
Interbank and Interbranch Accounts	133,331	132,776	0.4%	131,618	1.3%
Loan, Lease and Other Loan Operations	543,654	532,481	2.1%	495,484	9.7%
(Allowance for Loan Losses)	(33,048)	(33,125)	-0.2%	(34,798)	-5.0%
Other Assets	194,274	183,684	5.8%	163,081	19.1%
Permanent Assets	**34,359**	**34,378**	**-0.1%**	**27,835**	**23.4%**
Total Assets	**1,651,425**	**1,649,613**	**0.1%**	**1,524,354**	**8.3%**

Liabilities

In R$ millions, end of period	1Q19	4Q18	Δ	1Q18	Δ
Current and Long-Term Liabilities	**1,516,436**	**1,502,865**	**0.9%**	**1,391,216**	**9.0%**
Deposits	461,487	463,424	-0.4%	407,949	13.1%
Deposits Received under Securities Repurchase Agreements	328,028	343,236	-4.4%	310,609	5.6%
Fund from Acceptances and Issue of Securities	117,040	111,566	4.9%	115,237	1.6%
Interbank and Interbranch Accounts	50,807	46,863	8.4%	42,506	19.5%
Borrowings and Onlendings	69,630	67,947	2.5%	63,230	10.1%
Derivative Financial Instruments	27,599	27,485	0.4%	34,355	-19.7%
Technical Provisions for Insurance, Pension Plans and Premium Bonds	207,308	203,417	1.9%	188,827	9.8%
Other Liabilities	254,537	238,925	6.5%	228,503	11.4%
Deferred Income	**2,667**	**2,625**	**1.6%**	**2,408**	**10.8%**
Minority Interest in Subsidiaries	**12,498**	**12,367**	**1.1%**	**12,219**	**2.3%**
Stockholders' Equity	**119,824**	**131,757**	**-9.1%**	**118,511**	**1.1%**
Total Liabilities and Equity	**1,651,425**	**1,649,613**	**0.1%**	**1,524,354**	**8.3%**

Assets and liabilities denominated in foreign currencies

We have a foreign exchange risk management policy associated with our asset and liability positions, primarily intended to mitigate impacts from fluctuations in foreign exchange rates on consolidated results.

Brazilian tax legislation determines that gains and losses from exchange rate variation on permanent foreign investments must not be included in the tax basis. On the other hand, gains and losses arising from financial instruments used to hedge such asset positions are affected by tax effects. Therefore, in order not to expose net income to exchange rate variations, a liability position must be built at a higher volume than the hedged assets.

In R$ millions, end of period	1Q19	4Q18	Δ
Investments Abroad	68,672	68,052	0.9%
Net Foreign Exchange Position (Except Investments Abroad)	(131,274)	(123,429)	6.4%
Total	**(62,602)**	**(55,377)**	**13.0%**
Total in US$	**(16,065)**	**(14,292)**	**12.4%**

The net foreign exchange position includes not only hedge positions of our investments abroad, but also directional positions in foreign currencies.

Itaú Unibanco Holding S.A.

29

Management Discussion & Analysis | Balance Sheet

Itaú

Credit Portfolio

Highlights

- Practically all individual loans grew in the quarter, except for credit cards, which is seasonally lower in the first quarter of the year, and rural loans. The growth of other individuals' portfolios was due to the higher demand from clients.
- The growth in companies portfolio in Brazil was concentrated in the very small, small and middle-market loans and is also related to the greater demand from clients.

Credit Portfolio by Product

In R$ billions, end of period	1Q19	4Q18	Δ	1Q18	Δ
Individuals - Brazil (1)	**214.7**	**210.4**	**2.0%**	**190.5**	**12.7%**
Credit Card Loans	76.4	77.5	-1.3%	65.0	17.6%
Personal Loans	30.1	28.2	6.8%	26.4	14.1%
Payroll Loans (2)	48.6	46.7	4.2%	44.7	8.8%
Vehicle Loans	16.6	15.9	4.1%	14.3	15.7%
Mortgage Loans	42.9	42.0	1.9%	40.0	7.2%
Rural Loans	0.1	0.1	-6.1%	0.1	-24.2%
Companies - Brazil (1)	**173.6**	**170.2**	**2.0%**	**164.4**	**5.6%**
Working Capital (3)	95.8	93.5	2.4%	82.9	15.4%
BNDES/Onlending	14.9	16.9	-11.5%	20.7	-28.0%
Export / Import Financing	42.3	40.4	4.9%	41.3	2.5%
Vehicle Loans	5.1	4.3	18.2%	2.8	79.8%
Mortgage Loans	5.7	6.3	-9.5%	7.8	-26.7%
Rural Loans	9.8	8.9	10.2%	8.9	10.1%
Latin America (4)	**155.4**	**151.9**	**2.3%**	**140.6**	**10.6%**
Total without Financial Guarantees Provided	**543.7**	**532.5**	**2.1%**	**495.5**	**9.7%**
Financial Guarantees Provided	65.4	66.1	-1.1%	70.9	-7.8%
Total with Financial Guarantees Provided	**609.0**	**598.6**	**1.7%**	**566.4**	**7.5%**
Corporate Securities (5)	38.0	38.3	-0.8%	34.7	9.6%
Total Risk	**647.1**	**636.9**	**1.6%**	**601.1**	**7.7%**

(1) Includes units abroad ex-Latin America. (2) Includes operations originated by the institution and acquired operations. (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other. (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay. (5) Includes Debentures, Certificates of Real Estate Receivables (CRI) and Commercial Paper.

Credit Concentration

As of March 31, 2019

Only **16.4%** of the credit risk is concentrated on the 100 largest debtors.

In R$ billions	Risk*	% of total credits	% of total Assets
Largest Debtor	5.1	0.8	0.3
10 Largest Debtors	31.3	5.1	1.9
20 Largest Debtors	47.3	7.8	2.9
50 Largest Debtors	74.8	12.3	4.5
100 Largest Debtors	99.9	16.4	6.1

* Including financial guarantees provided

Credit Portfolio without Financial Guarantees Provided by Vintage

In R$ billions


495
532
544
40.1%
36.5%
36.2%
4.2%
6.9%
7.1%
10.6%
31.0%
4.6%
6.2%
8.5%
10.1%
34.0%
4.6%
7.2%
8.0%
10.8%
33.2%
1Q18
4Q18
1Q19
Actual Quarter (q)
q-1
q-2
q-3
q-4
q=<-5

Companies Credit Portfolio by Business Sector

With Financial Guarantees Provided

In R$ billions, end of period	1Q19	4Q18	Δ
Public Sector	**2.8**	**3.6**	**-22.7%**
Private Sector	**330.2**	**324.3**	**1.8%**
Real Estate	21.4	19.6	9.5%
Food and beverage	19.3	18.6	4.0%
Agribusiness and fertilizers	18.4	17.7	3.7%
Transportation	17.2	16.9	1.6%
Energy and water treatment	16.7	15.8	6.1%
Vehicles and auto parts	12.9	13.2	-1.9%
Banks and other financial institutions	12.4	11.4	8.8%
Infrastructure work	11.3	11.3	-0.2%
Petrochemical and chemical	11.2	10.1	11.2%
Mining	10.9	10.4	5.5%
Steel and metallurgy	9.6	8.9	8.2%
Telecommunications	9.2	9.5	-3.0%
Pharmaceutical and cosmetics	7.9	7.9	0.2%
Oil and gas	6.8	7.6	-10.6%
Capital Assets	6.2	6.3	-1.1%
Electronic and IT	6.1	6.0	2.6%
Sugar and Alcohol	6.0	6.2	-2.6%
Entertainment and tourism	5.7	5.3	6.4%
Construction Material	5.6	5.6	-0.6%
Services - Other	43.4	42.6	1.9%
Commerce - Other	20.1	20.0	0.9%
Industry - Other	9.9	9.6	2.7%
Other	41.8	43.9	-4.8%
Total	**333.0**	**327.9**	**1.6%**

Itaú Unibanco Holding S.A.

30

Management Discussion & Analysis Balance Sheet 1 Credit Portfolio (Individuals and Companies) - Brazil Loan Portfolio Mix - Individuals Loan Portfolio Mix - Companies Mar-19 Mar-19 41.1% 58.9% 7.7% 35.6% 14.0% 20.0% 22.7% Mar-14 Mar-14 35.2% 64.8% 22.1% 31.6% 16.6% 15.0% 14.7% Vehicles Credit Card Personal Loans Mortgage Loans Payroll Loans Very Small, Small and Middle Market Loans Corporate Loans 2 Payroll Loans Mortgage loans Corporate R$48.6 billion as of March 31, 2019 R$48.5 billion as of March 31, 2019 R$102.3 billion as of March 31, 2019 + 4.2% (vs. Dec-18) + 8.8% (vs. Mar-18) + 0.4% (vs. Dec-18) + 1.7% (vs. Mar-18) + 0.2% (vs. Dec-18) - 1.5% (vs. Mar-18) The payroll loans portfolio for INSS 88% of the mortgage portfolio is Individuals pensioners grew 5.3% in the quarter. In the ﬁrst quarter the large companies 99.9% guaranteed by ﬁduciary alienation portfolio grew 0.2%. 3 A highlight was the origination of credit that grew approximately 18% when Portfolio 1Q19 Originations in 1Q19 compared to the same period of the 89.3% of total credit mortgage is done by previous year. By Sector By origination borrowers (%) (R$ billions) R$3.2 billion + 45.7% (vs. 1Q18) 5.4 4.8 41% 59% Loan-to-Value 38.5 Ratio of the amount of the ﬁnancing to the value of the real estate property Branches INSS Itaú Consignado S.A. Public Sector Vintage (quarterly average) Portfolio Private Sector 58.6% 38.8% Credit Cards Vehicle Financing Very Small, Small and Middle Market R$71.4 billion as of March 31, 2019 R$76.4 billion as of March 31, 2019 R$16.6 billion as of March 31, 2019 - 1.3% (vs. Dec-18) + 17.6% (vs. Mar-18) + 4.1% (vs. Dec-18)) + 15.7% (vs. Mar-18) + 4.7% (vs. Dec-18) + 17. 5% (vs. Mar-18) 3 In the ﬁrst quarter of 2019, the origination of credits for very small, small and middle- Originations in 1Q19 7.9% 8.8% market companies increased 9.7% 9.2% 8.0% 7.5% R$2.9 billion + 16.6% (vs. 1Q18) approximately 26% from the previous year. Average Term % Average Average Ticket 84.2% 82.9% 82.0% Down Payment 43 months R$34.0 thousand 37% Mar-18 Dec-18 Mar-19 Revolving Credit + Overdue Loans¹ Installment with Interest Loan-to-Value Transactor² Vintage (quarterly average) Portfolio 59.8% 58.9% (1) Includes nonperforming loans more than 1 day overdue; (2) includes installment without interest. (1) (2) (3) Without ﬁnancial guarantees provided. Includes Individuals and Companies. Average origination per working day in the quarter. Note: For further information on products, please see to our Institutional Presentation, available on our Investor Relations website. Itaú Unibanco Holding S.A. 31 Management Discussion & Analysis Balance Sheet 1 Credit Portfolio (Individuals and Companies) - Brazil Loan Portfolio Mix - Individuals Loan Portfolio Mix - Companies Mar-19 Mar-19 41.1% 58.9% 7.7% 35.6% 14.0% 20.0% 22.7% Mar-14 Mar-14 35.2% 64.8% 22.1% 31.6% 16.6% 15.0% 14.7% Vehicles Credit Card Personal Loans Mortgage Loans Payroll Loans Very Small, Small and Middle Market Loans Corporate Loans 2 Payroll Loans Mortgage loans Corporate R$48.6 billion as of March 31, 2019 R$48.5 billion as of March 31, 2019 R$102.3 billion as of March 31, 2019 + 4.2% (vs. Dec-18) + 8.8% (vs. Mar-18) + 0.4% (vs. Dec-18) + 1.7% (vs. Mar-18) + 0.2% (vs. Dec-18) - 1.5% (vs. Mar-18) The payroll loans portfolio for INSS 88% of the mortgage portfolio is Individuals pensioners grew 5.3% in the quarter. In the ﬁrst quarter the large companies 99.9% guaranteed by ﬁduciary alienation portfolio grew 0.2%. 3 A highlight was the origination of credit that grew approximately 18% when Portfolio 1Q19 Originations in 1Q19 compared to the same period of the 89.3% of total credit mortgage is done by previous year. By Sector By origination borrowers (%) (R$ billions) R$3.2 billion + 45.7% (vs. 1Q18) 5.4 4.8 41% 59% Loan-to-Value 38.5 Ratio of the amount of the ﬁnancing to the value of the real estate property Branches INSS Itaú Consignado S.A. Public Sector Vintage (quarterly average) Portfolio Private Sector 58.6% 38.8% Credit Cards Vehicle Financing Very Small, Small and Middle Market R$71.4 billion as of March 31, 2019 R$76.4 billion as of March 31, 2019 R$16.6 billion as of March 31, 2019 - 1.3% (vs. Dec-18) + 17.6% (vs. Mar-18) + 4.1% (vs. Dec-18)) + 15.7% (vs. Mar-18) + 4.7% (vs. Dec-18) + 17. 5% (vs. Mar-18) 3 In the ﬁrst quarter of 2019, the origination of credits for very small, small and middle- Originations in 1Q19 7.9% 8.8% market companies increased 9.7% 9.2% 8.0% 7.5% R$2.9 billion + 16.6% (vs. 1Q18) approximately 26% from the previous year. Average Term % Average Average Ticket 84.2% 82.9% 82.0% Down Payment 43 months R$34.0 thousand 37% Mar-18 Dec-18 Mar-19 Revolving Credit + Overdue Loans¹ Installment with Interest Loan-to-Value Transactor² Vintage (quarterly average) Portfolio 59.8% 58.9% (1) Includes nonperforming loans more than 1 day overdue; (2) includes installment without interest. (1) (2) (3) Without ﬁnancial guarantees provided. Includes Individuals and Companies. Average origination per working day in the quarter. Note: For further information on products, please see to our Institutional Presentation, available on our Investor Relations website. Itaú Unibanco Holding S.A. 31

Management Discussion & Analysis | Balance Sheet

Itaú

Funding

Highlights

- Compared to the first quarter of 2018, the 15.0% growth in time deposits is partially related to the migration of funds from debentures linked to repurchase agreements.
- Savings deposits increased 11.6% when compared to the same period of the previous year.

After being purchased by the bank (the Conglomerate's leading company, the debentures issued by the Conglomerate's leasing companies are traded with characteristics similar to those of CDs and other time deposits, although they are classified as deposits received under securities repurchase agreements.

In R$ millions, end of period	1Q19	4Q18	Δ	1Q18	Δ
Demand Deposits	74,757	72,581	3.0%	66,430	12.5%
Savings Deposits	136,613	136,865	-0.2%	122,412	11.6%
Time Deposits	248,049	251,301	-1.3%	215,743	15.0%
Debentures (Linked to Repurchase Agreements and Third Parties' Operations)	15,336	21,417	-28.4%	45,030	-65.9%
Funds from Bills [(1)] and Structured Operations Certificates	72,002	69,512	3.6%	73,821	-2.5%
(1) Total - Funding from Account Holders and Institutional Clients	**546,757**	**551,676**	**-0.9%**	**523,436**	**4.5%**
Onlending	15,855	17,907	-11.5%	21,893	-27.6%
(2) Total – Funding from Clients	**562,612**	**569,583**	**-1.2%**	**545,329**	**3.2%**
Assets Under Administration	1,158,642	1,131,239	2.4%	1,026,534	12.9%
Technical Provisions for Insurance, Pension Plan and Premium Bonds	207,308	203,417	1.9%	188,827	9.8%
(3) Total – Clients	**1,928,562**	**1,904,239**	**1.3%**	**1,760,690**	**9.5%**
Interbank deposits	2,065	2,675	-22.8%	3,361	-38.5%
Funds from Acceptance and Issuance of Securities	45,038	42,054	7.1%	41,416	8.7%
Total Funds from Clients + Interbank Deposits	**1,975,665**	**1,948,967**	**1.4%**	**1,805,467**	**9.4%**
Working Capital and Other	**619,407**	**618,893**	**0.1%**	**533,414**	**16.1%**
Repurchase Agreements [(2)]	312,691	321,819	-2.8%	265,579	17.7%
Borrowings	53,775	50,040	7.5%	41,337	30.1%
Foreign Exchange Portfolio	97,108	87,658	10.8%	66,743	45.5%
Subordinated Debt	52,580	49,313	6.6%	52,241	0.7%
Collection and Payment of Taxes and Contributions	5,290	317	1571.0%	4,618	14.6%
Working Capital [(3)]	97,963	109,746	-10.7%	102,895	-4.8%
Total Funds (Working Capital, Raised and Managed Assets)	**2,595,072**	**2,567,860**	**1.1%**	**2,338,880**	**11.0%**

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Does not include own issued debentures classified as funding. (3) Stockholders' Equity + Non-Controlling Interest – Permanent Assets.

Loans to Funding Ratio

In R$ millions, end of period	1Q19	4Q18	Δ	1Q18	Δ
Funding from Clients	562,612	569,583	-1.2%	545,329	3.2%
Funds from Acceptance and Issuance of Securities Abroad	45,038	42,054	7.1%	41,416	8.7%
Borrowings	53,775	50,040	7.5%	41,337	30.1%
Other [(1)]	28,946	25,678	12.7%	36,592	-20.9%
Total (A)	**690,371**	**687,356**	**0.4%**	**664,674**	**3.9%**
(-) Reserve Required by Brazilian Central Bank	(94,854)	(97,619)	-2.8%	(99,132)	-4.3%
(-) Cash (Currency) [(2)]	(30,376)	(37,159)	-18.3%	(25,444)	19.4%
Total (B)	**565,141**	**552,578**	**2.3%**	**540,097**	**4.6%**
Loan Portfolio (C) [(3)]	**543,654**	**532,481**	**2.1%**	**495,484**	**9.7%**
Loan Portfolio / Gross Funding (C/A)	**78.7%**	**77.5%**	**130 bps**	**74.5%**	**420 bps**
Loan Portfolio / Net Funding (C/B)	**96.2%**	**96.4%**	**-20 bps**	**91.7%**	**450 bps**

(1) Includes installments of subordinated debt that are not included in the Tier II Referential Equity.
(2) Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents in foreign currency.
(3) The loan portfolio balance does not include financial guarantees provided.

Itaú Unibanco Holding S.A.

32

Management Discussion & Analysis | Risk and Capital Management

Itaú

Risk and Capital Management

We believe risk management is an essential tool to optimize the use of resources and select the best business opportunities to maximize value creation for shareholders. In this context, the risk appetite defines the nature and the level of risks acceptable and the risk culture guides the attitudes required to manage them.

With the aim of strengthening our values and aligning our employees' behavior with the guidelines established in risk management, we have adopted a number of initiatives to disseminate the risk culture. It strengthens the individual and collective responsibility of all employees in the management of the risks inherent to the performed activities, respecting our ethical way of doing business.

We take a prospective stance in relation to capital management and, through our Internal Capital Adequacy Assessment Process (ICAAP), we assess the adequacy of our capital to face the incurred risks, composed by credit, market, operational and other material risks. The result of the last ICAAP – dated as of December 2018 – showed that, in addition to having enough capital to face all material risks, we have a significant cushion, thus ensuring the soundness of our equity position.

Our risk management process includes:

- **Identification and measurement** of existing and potential risks in our operations.
- **Alignment** of institutional policies for risk management control, procedures and methodologies according to the guidelines of the Board of Directors and our corporate strategies.
- **Management** of our portfolio seeking optimal risk-return ratios.

For further information on the risk and capital management structure, please refer to the Investor Relations website at www.itau.com.br/investor-relations, section Reports - Pillar 3 and Global Systemically Important Banks.

Liquidity Coverage Ratio

(LCR)

In R$ millions	1Q19	4Q18
HQLA	170,649	179,880
Potential Cash Outflows	104,076	104,743
LCR (%)	164.0%	171.7%

For 2019, the minimum ratio required by the Brazilian Central Bank is 100%.

Net Stable Funding Ratio

(NSFR)

In R$ millions	1Q19	4Q18
Available Stable Funding	672,040	691,550
Required Stable Funding	547,067	541,642
NSFR (%)	122.8%	127.7%

For 2019, the minimum ratio required by the Brazilian Central Bank is 100%.

These ratios are calculated based on the methodology defined by the Brazilian Central Bank, which is in line with Basel III international guidelines.

Note: For further information on these liquidity ratios, please access the Investor Relations website at www.itau.com.br/investor-relations, section Reports - Pillar 3 and Global Systemically Important Banks.

Value at Risk - *VaR* [1,2]

It is a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions.

In R$ millions, end of period	1Q19[(2)]	4Q18[(2)]
VaR by Risk Factor		
Brazilian Interest Rates	856.8	898.4
Currency	30.4	37.3
Shares of Stock Exchange	38.3	50.1
Commodities	1.3	1.0
Diversification Effect	**(553.2)**	**(605.3)**
Total VaR	373.6	381.5
Maximum VaR in the quarter	**471.9**	**397.0**
Average VaR in the quarter	**397.1**	**357.8**
Minimum VaR in the quarter	**360.7**	**303.0**

(1) Values represented above consider a 1-day time horizon and a 99% confidence level.
(2) The VaR by risk factors includes foreign companies.

Evolution of Itaú Unibanco's VaR


525
433
384
369
604
491
431
317
476
376
295
295
397
382
358
303
472
397
374
361
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Total
Maximum
Average
Minimum

Itaú Unibanco Holding S.A. 33

Management Discussion & Analysis | Risk and Capital Management

Itaú

Capital

Highlights

- On March 31, 2019, our Tier I capital ratio considering the 30 basis points impact of the additional tier 1 capital approved in February 2019 reached 14.6% and our CET1 ratio reached 13.3%.

Capital Requirements

Our minimum capital requirements follow the set of rules disclosed by the Brazilian Central Bank, which implement the Basel III global capital requirements standards in Brazil. These requirements are expressed as ratios of available capital - stated by the Referential Equity, or of Total Capital, composed of Tier I Capital and Tier II Capital - and the risk-weighted assets, or RWA.

The following table presents the schedule for phased-in implementation by the Central Bank of the capital adequacy and liquidity coverage ratio requirements under Basel III, as applicable to Itaú Unibanco Holding.

Basel III Schedule (%)	From January 1,	
	2018	2019
Common Equity Tier I	4.5	4.5
Tier I Capital	6.0	6.0
Total Regulatory Capital	**8.625**	**8.0**
Additional Capital Buffers (ACP)	**2.375**	**3.5**
conservation buffer	1.875	2.5
countercyclical buffer[1]	-	-
systemic	0.5	1.0
Common Equity Tier I + ACP	**6.875**	**8.0**
Total Regulatory Capital + ACP	**11.0**	**11.5**
Liquidity Coverage Ratio	**90**	**100**
Prudential adjustments deductions	**100**	**100**

[1] According to circular No.3,769 of Central Bank and the announcement no. 33,240/19, required ACP countercyclical is zero.

Solvency Ratios

In R$ millions, end of period	1Q19	4Q18
Consolidated stockholders' equity (BACEN)	**132,322**	**144,131**
Deductions from Core Capital	(23,166)	(20,773)
Core Capital	**109,156**	**123,358**
Additional Capital	**10,968**	**7,796**
Tier I	**120,124**	**131,154**
Tier II	**11,932**	**15,874**
Referential Equity (Tier I and Tier II)	**132,056**	**147,028**
Required Referential Equity	**65,905**	**70,559**
ACPRequired	**28,834**	**19,429**
Total Risk-weighted Exposure (RWA)	**823,818**	**818,072**
Credit Risk-weighted Assets (RWA_{CPAD})	705,894	714,969
Operational Risk-weighted Assets (RWA_{OPAD})	81,341	72,833
Market Risk-weighted Assets (RWA_{MINT})	36,583	30,270
Tier I (Core Capital + Additional Capital)	**14.6%**	**16.0%**
Tier II	**1.4%**	**1.9%**
BIS (Referential Equity / Total Risk-weighted Exposure)	**16.0%**	**18.0%**

Note: Includes financial institutions, consortium managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk and investment funds in which the conglomerate substantially retains risks and benefits.

Main changes in the quarter:

Referential Equity: Decrease of 10.2%, driven by the payment of dividends and interest on capital.

RWA: Increased by R$5,746 million due to the higher exposure of operational risk-weighted assets (RWAOPAD), mainly driven by negotiation and sales, and the higher exposure of market risk-weighted assets (RWAMINT), driven by the increase in the portion related to exposures in interest rate variation.

BIS ratio: Decrease of 200 basis points, mainly driven by the effect of payment of dividends and interest on capital related to the 2018 results.

Capital Ratio according to Full Basel III Rules

On March 31, 2019, our Tier I capital ratio considering the 30 basis points impact of the additional tier 1 capital approved in February 2019 reached 14.6% and our CET1 ratio reached 13.3%.


15.9%
1.0%
14.9%
-2.4%
13.5%
1.0%
12.5%
0.8%
0.1%
-0.1%
0.3%
14.6%
1.3%
13.3%
Tier I Dec-18[1]
Additional dividends and IOC from 2018[2]
Tier I Dec-18 after additional dividends and IOC
1Q19 net income and other equity changes
Prudential adjustments
RWA
Additional Tier I capital approved in February 2019
Tier I Mar-19
Common Equity Tier I (CET I)
Additional Tier I (AT1)

(1) The multiplier of the amounts of market risk, operational risk and certain credit risk accounts was 11,6 in 2018 and is 12,5 in 2019. (2) Additional dividends and IOC in the amount of R$17.5 billion before taxes.

Itaú Unibanco Holding S.A. 34

Management Discussion and Analysis | Segment Analysis
Itaú

Results by **Business Segment**

The Pro Forma financial statements of Retail Banking, Wholesale Banking and Activities with the Market + Corporation presented below are based on managerial information derived from internal models to more accurately reflect the activities of the business units.

1st quarter of 2019

Pro Forma Income Statement by Segment

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Operating Revenues	**18,569**	**7,113**	**2,525**	**28,208**
Managerial Financial Margin	10,653	4,602	2,413	17,668
Commissions and Fees	6,212	2,366	43	8,622
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,704	145	68	1,918
Cost of Credit	**(3,664)**	**(139)**	**(0)**	**(3,804)**
Retained Claims	**(288)**	**(11)**	**-**	**(299)**
Other Operating Expenses	**(9,902)**	**(3,653)**	**(287)**	**(13,842)**
Income before Tax and Minority Interests	**4,715**	**3,311**	**2,238**	**10,263**
Income Tax and Social Contribution	**(1,586)**	**(937)**	**(665)**	**(3,188)**
Minority Interests in Subsidiaries	**(54)**	**(135)**	**(9)**	**(198)**
Recurring Net Income	**3,074**	**2,238**	**1,564**	**6,877**
Recurring Return on Average Allocated Capital	33.0%	19.7%	18.4%	23.6%
Efficiency Ratio (ER)	51.0%	49.1%	4.9%	46.3%
Risk-Adjusted Efficiency Ratio (RAER)	72.4%	51.2%	4.9%	60.9%

4th quarter of 2018

Pro Forma Income Statement by Segment

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Operating Revenues	**18,335**	**7,727**	**2,409**	**28,471**
Managerial Financial Margin	10,247	4,860	2,274	17,382
Commissions and Fees	6,418	2,725	49	9,192
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,670	142	85	1,897
Cost of Credit	**(3,340)**	**(76)**	**(0)**	**(3,415)**
Retained Claims	**(281)**	**(13)**	**-**	**(294)**
Other Operating Expenses	**(10,287)**	**(3,941)**	**(459)**	**(14,687)**
Income before Tax and Minority Interests	**4,427**	**3,699**	**1,950**	**10,075**
Income Tax and Social Contribution	**(1,637)**	**(1,228)**	**(488)**	**(3,352)**
Minority Interests in Subsidiaries	**(57)**	**(177)**	**(11)**	**(245)**
Recurring Net Income	**2,733**	**2,294**	**1,452**	**6,478**
Recurring Return on Average Allocated Capital	30.4%	18.9%	17.0%	21.8%
Efficiency Ratio (ER)	54.0%	48.4%	7.0%	48.7%
Risk-Adjusted Efficiency Ratio (RAER)	73.8%	49.4%	7.0%	61.7%

Itaú Unibanco Holding S.A.
35

Management Discussion and Analysis | Segment Analysis

Itaú

Retail Banking

Highlights

- In the first quarter of 2019, net income increased 12.5% from the previous quarter due to (i) higher margin with clients driven by an increase in loan portfolio and (ii) lower non-interest expenses, driven by lower personnel expenses and third-party services.
- On the other hand, provision for loan losses increased 7.9% due to increase in portfolio and seasonality of the period. In addition, commissions and fees were down 3.2% driven by the seasonality of credit and debit cards revenues.

Retail banking comprises banking products and services to both current account and non-current account holders. The offered products and services includes: personal loans, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and premium bond products, and acquiring services, among others.

Profile of clients:

The client´s profiles determines the segment, which enables us to be closer to them and understand their needs, in addition to offer the most proper products to meet their requirements:

Retail (income up to R$4,000)

Uniclass (income between R$4,000 and R$10,000)

Personnalité (income above R$10,000 or holding investments over R$100,000)

Itaú Empresas (very small and small companies, revenues up to R$30 million)

Segment´s highlight

Rede ends the prepayment rate on the credit card sales without installments

- Credit card sales without installments with Rede machines and receivables at Itaú will be paid in two days with zero cost of anticipation. These conditions are valid as of May 2 for customers with annual sales of up to R$30 million.

Clients

- 50.4 million clients in the Retail Bank in February 2019.

Loan Portfolio

R$251.0 billion

▲ 3.0% (vs. 4Q18) ▲ 13.5% (vs. 1Q18)

Main changes in result from the previous quarter

Non-interest expenses	▼	- 4.4%
Financial margin with clients	▲	+ 4.0%
Provision for loan losses	▲	+ 7.9%
Retail Banking Recurring Net Income	▲	**+12.5%**

Wholesale Banking

Highlights

- Net income for the Wholesale Banking segment was down 2.4% from the fourth quarter of 2018 due to lower margin with clients and commissions and fees driven by lower revenues from advisory services and brokerage and fund management.
- On the other hand, non-interest expenses were down 6.0% due to lower personnel expenses.

Wholesale Banking comprises: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, ii) the activities of our units abroad, and iii) the products and services offered to high-net worth clients (Private Banking), middle market companies and institutional clients.

Profile of clients and areas of operation:

Middle-Market Companies 30,000 clients (economic groups) with revenues between R$30 million and R$200 million.

Corporate Approximately 5,900 large business groups and over 190 financial institutions with revenues over R$200 million.

Investment Banking Our activities help companies raise funds through fixed income instruments and equities in public and private capital markets, comprising mergers and acquisitions advisory services. We provide advisory services to companies, equities funds and investors willing to invest in variable income products and engage in mergers and acquisitions.

Private Banking With a full global wealth management platform, we are market leaders in Brazil and one of the main players in Latin America.

Asset Management Itaú Asset Management is specialized in managing clients' assets. In March 2019, it held R$686.5* billion in managed assets, a market share of 14.4%.

Capital Market Solutions Our business units offer local custody, fiduciary, international custody services and corporate solutions.

Activities Abroad
Information on our activities abroad is presented on next pages.

Loan Portfolio

R$292.7 billion

▲ 1.3% (vs. 4Q18) ▲ 6.7% (vs. 1Q18)

Main changes in result from the previous quarter

Financial margin with clients	▼	- 5.3%
Commissions and Fees	▼	- 13.2%
Non-interest expenses	▼	- 6.0%
Wholesale Banking Recurring Net Income	▼	**- 2.4%**

(*) Source: ANBIMA (Brazilian Financial and Capital Markets Association) Management Ranking – March 2019. Includes Itaú Unibanco and Intrag.

Activities with the Market + Corporation

The Activities with the Market + Corporation column presents the result from capital surplus, excess subordinated debt and the net balance of tax assets and liabilities. It also shows financial margin with the market, costs of Treasury operations, the equity pickup of companies not linked to each segment and our interest in Porto Seguro.

Itaú Unibanco Holding S.A.

36

Management Discussion and Analysis Brazil and Latin America Results by Region (Brazil and Latin America) We present below the income statement segregated between our operations in Brazil, which include units abroad excluding Latin America, and our operations in Latin America excluding Brazil. Additional information on our activities abroad is available on next pages. Quarterly Income Statement 1Q19 4Q18 D Latin Latin Latin 1 1 1 Consolidated America Consolidated America Consolidated America Brazil Brazil Brazil In R$ millions (ex-Brazil) (ex-Brazil) (ex-Brazil) Operating Revenues 28,208 25,347 2,861 28,471 25,376 3,096 -0.9% -0.1% -7.6% Managerial Financial Margin 1 7,668 15,574 2,094 17,382 15,088 2,294 1.6% 3.2% -8.7% Financial Margin with Clients 1 6,424 14,656 1,768 16,233 14,425 1,808 1.2% 1.6% -2.2% Financial Margin with the Market 1,244 918 326 1,149 663 486 8.2% 38.3% -32.9% Commissions and Fees 8,622 7,890 732 9,192 8,424 768 -6.2% -6.3% -4.7% 2 1,918 1,883 34 1,897 1,863 34 1.1% 1.1% 1.3% Revenues from Insurance Cost of Credit (3,804) (3,352) (452) (3,415) (3,082) (333) 11.4% 8.8% 35.5% Provision for Loan Losses (4,206) (3,717) (489) (3,796) (3,373) (423) 10.8% 10.2% 15.5% Impairment (30) (30) - (269) (269) - -88.9% -88.9% - Discounts Granted (308) (280) (29) (312) (299) (12) -1.2% -6.6% 129.6% Recovery of Loans Written Off as Losses 741 675 66 961 8 59 102 -23.0% -21.5% -35.6% Retained Claims (299) (289) (10) (294) (281) (12) 1.9% 2.7% -16.6% Other Operating Expenses (13,842) (1 2,128) (1,713) (14,687) (12,856) (1,831) -5.8% -5.7% -6.4% Non-interest Expenses (12,150) (10,483) (1,667) (12,793) (10,981) (1,812) -5.0% -4.5% -8.0% 3 (1,692) (1,645) (47) (1,894) (1,875) (19) -10.7% -12.3% 144.0% Tax Expenses and Other Income before Tax and Minority Interests 10,263 9,578 685 10,075 9,157 919 1.9% 4.6% -25.4% Income Tax and Social Contribution (3,188) (3,007) (181) (3,352) (3,060) (292) -4.9% -1.7% -38.1% Minority Interests in Subsidiaries (198) (63) (135) (245) (68) (177) -19.2% -7.2% -23.9% Recurring Net Income 6,877 6 ,507 369 6,478 6,029 449 6.2% 7.9% -17.8% Share 100.0% 94.6% 5.4% 100.0% 93.1% 6.9% - 150 bps -150 bps Recurring Return on Average Allocated Capital 23.6% 24.8% 12.6% 21.8% 22.7% 14.5% 180 bps 210 bps -190 bps Year-to-date Income Statement 1Q19 1Q18 D Latin Latin Latin 1 1 1 Consolidated Brazil America Consolidated Brazil America Consolidated Brazil America In R$ millions (ex-Brazil) (ex-Brazil) (ex-Brazil) Operating Revenues 28,208 25,347 2,861 27,426 24,946 2,480 2.8% 1.6% 15.3% Managerial Financial Margin 17,668 1 5,574 2,094 16,999 1 5,223 1,777 3.9% 2.3% 17.9% Financial Margin with Clients 16,424 1 4,656 1,768 15,261 1 3,792 1,469 7.6% 6.3% 20.3% Financial Margin with the Market 1,244 918 326 1,738 1,431 307 -28.4% -35.9% 6.2% Commissions and Fees 8,622 7,890 732 8,528 7,858 670 1.1% 0.4% 9.2% 2 Revenues from Insurance 1,918 1,883 34 1,898 1,865 33 1.0% 1.0% 2.7% Cost of Credit (3,804) (3,352) (452) (3,788) (3,282) (505) 0.4% 2.1% -10.7% Provision for Loan Losses (4,206) (3,717) (489) (4,111) (3,557) (554) 2.3% 4.5% -11.7% Impairment (30) (30) - (187) (187) - -84.1% -84.1% - Discounts Granted (308) (280) (29) (284) (283) (1) 8.4% -1.3% 2494.8% Recovery of Loans Written Off as Losses 741 675 66 795 746 49 -6.9% -9.5% 33.5% Retained Claims (299) (289) (1 0) (279) (261) (19) 7.1% 10.9% -45.4% Other Operating Expenses (13,842) (12,128) (1,713) (13,382) (11,724) (1,658) 3.4% 3.4% 3.4% Non-interest Expenses (12,150) (10,483) (1,667) (11,676) (10,068) (1,608) 4.1% 4.1% 3.6% 3 (1,692) (1,645) (47) (1,706) (1,657) (49) -0.8% -0.7% -4.9% Tax Expenses and Other Income before Tax and Minority Interests 10,263 9,578 685 9,977 9,679 298 2.9% -1.0% 129.6% Income Tax and Social Contribution (3,188) (3,007) (181) (3,462) (3,405) (57) -7.9% -11.7% 219.5% Minority Interests in Subsidiaries (198) (63) (135) (96) (53) (43) 106.7% 18.3% 217.4% Recurring Net Income 6,877 6,507 369 6,419 6,220 199 7.1% 4.6% 85.4% Share 100.0% 94.6% 5.4% 100.0% 96.9% 3.1% - - 230 bps 230 bps Recurring Return on Average Allocated Capital 23.6% 24.8% 12.6% 22.2% 23.7% 7.5% 140 bps 110 bps 510 bps 1 Includes units abroad ex-Latin America. 2 Result from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. 3 Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. Note: Latin America information is presented in nominal currency. Itaú Unibanco Holding S.A. 37 Management Discussion and Analysis Brazil and Latin America Results by Region (Brazil and Latin America) We present below the income statement segregated between our operations in Brazil, which include units abroad excluding Latin America, and our operations in Latin America excluding Brazil. Additional information on our activities abroad is available on next pages. Quarterly Income Statement 1Q19 4Q18 D Latin Latin Latin 1 1 1 Consolidated America Consolidated America Consolidated America Brazil Brazil Brazil In R$ millions (ex-Brazil) (ex-Brazil) (ex-Brazil) Operating Revenues 28,208 25,347 2,861 28,471 25,376 3,096 -0.9% -0.1% -7.6% Managerial Financial Margin 1 7,668 15,574 2,094 17,382 15,088 2,294 1.6% 3.2% -8.7% Financial Margin with Clients 1 6,424 14,656 1,768 16,233 14,425 1,808 1.2% 1.6% -2.2% Financial Margin with the Market 1,244 918 326 1,149 663 486 8.2% 38.3% -32.9% Commissions and Fees 8,622 7,890 732 9,192 8,424 768 -6.2% -6.3% -4.7% 2 1,918 1,883 34 1,897 1,863 34 1.1% 1.1% 1.3% Revenues from Insurance Cost of Credit (3,804) (3,352) (452) (3,415) (3,082) (333) 11.4% 8.8% 35.5% Provision for Loan Losses (4,206) (3,717) (489) (3,796) (3,373) (423) 10.8% 10.2% 15.5% Impairment (30) (30) - (269) (269) - -88.9% -88.9% - Discounts Granted (308) (280) (29) (312) (299) (12) -1.2% -6.6% 129.6% Recovery of Loans Written Off as Losses 741 675 66 961 8 59 102 -23.0% -21.5% -35.6% Retained Claims (299) (289) (10) (294) (281) (12) 1.9% 2.7% -16.6% Other Operating Expenses (13,842) (1 2,128) (1,713) (14,687) (12,856) (1,831) -5.8% -5.7% -6.4% Non-interest Expenses (12,150) (10,483) (1,667) (12,793) (10,981) (1,812) -5.0% -4.5% -8.0% 3 (1,692) (1,645) (47) (1,894) (1,875) (19) -10.7% -12.3% 144.0% Tax Expenses and Other Income before Tax and Minority Interests 10,263 9,578 685 10,075 9,157 919 1.9% 4.6% -25.4% Income Tax and Social Contribution (3,188) (3,007) (181) (3,352) (3,060) (292) -4.9% -1.7% -38.1% Minority Interests in Subsidiaries (198) (63) (135) (245) (68) (177) -19.2% -7.2% -23.9% Recurring Net Income 6,877 6 ,507 369 6,478 6,029 449 6.2% 7.9% -17.8% Share 100.0% 94.6% 5.4% 100.0% 93.1% 6.9% - 150 bps -150 bps Recurring Return on Average Allocated Capital 23.6% 24.8% 12.6% 21.8% 22.7% 14.5% 180 bps 210 bps -190 bps Year-to-date Income Statement 1Q19 1Q18 D Latin Latin Latin 1 1 1 Consolidated Brazil America Consolidated Brazil America Consolidated Brazil America In R$ millions (ex-Brazil) (ex-Brazil) (ex-Brazil) Operating Revenues 28,208 25,347 2,861 27,426 24,946 2,480 2.8% 1.6% 15.3% Managerial Financial Margin 17,668 1 5,574 2,094 16,999 1 5,223 1,777 3.9% 2.3% 17.9% Financial Margin with Clients 16,424 1 4,656 1,768 15,261 1 3,792 1,469 7.6% 6.3% 20.3% Financial Margin with the Market 1,244 918 326 1,738 1,431 307 -28.4% -35.9% 6.2% Commissions and Fees 8,622 7,890 732 8,528 7,858 670 1.1% 0.4% 9.2% 2 Revenues from Insurance 1,918 1,883 34 1,898 1,865 33 1.0% 1.0% 2.7% Cost of Credit (3,804) (3,352) (452) (3,788) (3,282) (505) 0.4% 2.1% -10.7% Provision for Loan Losses (4,206) (3,717) (489) (4,111) (3,557) (554) 2.3% 4.5% -11.7% Impairment (30) (30) - (187) (187) - -84.1% -84.1% - Discounts Granted (308) (280) (29) (284) (283) (1) 8.4% -1.3% 2494.8% Recovery of Loans Written Off as Losses 741 675 66 795 746 49 -6.9% -9.5% 33.5% Retained Claims (299) (289) (1 0) (279) (261) (19) 7.1% 10.9% -45.4% Other Operating Expenses (13,842) (12,128) (1,713) (13,382) (11,724) (1,658) 3.4% 3.4% 3.4% Non-interest Expenses (12,150) (10,483) (1,667) (11,676) (10,068) (1,608) 4.1% 4.1% 3.6% 3 (1,692) (1,645) (47) (1,706) (1,657) (49) -0.8% -0.7% -4.9% Tax Expenses and Other Income before Tax and Minority Interests 10,263 9,578 685 9,977 9,679 298 2.9% -1.0% 129.6% Income Tax and Social Contribution (3,188) (3,007) (181) (3,462) (3,405) (57) -7.9% -11.7% 219.5% Minority Interests in Subsidiaries (198) (63) (135) (96) (53) (43) 106.7% 18.3% 217.4% Recurring Net Income 6,877 6,507 369 6,419 6,220 199 7.1% 4.6% 85.4% Share 100.0% 94.6% 5.4% 100.0% 96.9% 3.1% - - 230 bps 230 bps Recurring Return on Average Allocated Capital 23.6% 24.8% 12.6% 22.2% 23.7% 7.5% 140 bps 110 bps 510 bps 1 Includes units abroad ex-Latin America. 2 Result from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. 3 Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. Note: Latin America information is presented in nominal currency. Itaú Unibanco Holding S.A. 37

Management Discussion & Analysis | Activities Abroad

Itaú

Global Footprint


CIB
NY, Cayman, Bahamas
Institutional Clients / Asset
NY, Cayman
Private Banking
Cayman, Bahamas, Miami
CIB
London, Lisbon, Madrid, Paris, Frankfurt
Institutional Clients / Asset
London
Private Banking
Zurich
CIB / Institutional Clients
Mexico
CIB / Institutional Clients / Asset
Tokyo, Dubai
Latin America Operations
Panama
Colombia*
Employees: 3,484
Branches + CSBs: 163
ATMs: 172
Mexico
Employees: 8
Brazil (Holding)
Employees: 86,204
Branches + CSBs: 4,413
ATMs: 46,784
Peru
Representative Office
Paraguay
Employees: 855
Branches + CSBs: 44
ATMs: 298
Non-Bank Correspondents: 59
Chile
Employees: 5,777
Branches + CSBs: 202
ATMs: 463
Uruguay
Employees: 1,104
Branches + CSBs: 27
OCA Points of Service: 35
ATMs: 60
Argentina
Employees: 1,688
Branches + CSBs: 85
ATMs: 176
* Includes employees and branches from Panama
CIB
Brazil, Argentina, Chile, Colombia, Uruguay, Paraguay, Panama, Peru
Institutional Clients / Asset
Brazil, Argentina, Chile
Private Banking
Brazil, Chile, Paraguay
Retail
Brazil, Argentina, Chile, Paraguay, Uruguay, Colombia, Panama
We are a Brazilian company operating in 19 countries, 9 of which are in Latin America.

Latin America

Latin America is a priority for our international expansion due to geographic and cultural proximity to Brazil. Our purpose is to be recognized as the "Latin American Bank", becoming a reference in the region for all financial services provided to individuals or companies.

Over the past years, we consolidated our presence in Argentina, Chile, Paraguay and Uruguay. In these countries, we operate in retail, companies, corporate and treasury segments, with commercial banking as our main focus. With the recent merger between Banco Itaú Chile and CorpBanca, which assured our presence in Colombia and Panama, we expanded even more our operations in the region. In Mexico, we are present through an office dedicated to equity research activities.

482 branches and
39 client service branches

Latin America—excluding Brazil (Mar-19)

Itaú CorpBanca

In Chile, Colombia and Panama we operate through Itaú CorpBanca, from which results have been consolidated since the second quarter of 2016.

This operation represents an important step in our strategy to expand our presence in Latin America, diversifying our operations in the region.

+ more information on the next page

13,457 employees abroad


549
855
1,104
1,688
3,484
5,777
Chile
Colombia¹
Argentina
Uruguay
Paraguay
Other Units

[1] Includes employees from Panama
Note: at the end of Mar-19

Other Countries

Additionally, we have operations in Europe (Portugal, United Kingdom, Spain, France, Germany and Switzerland), in the United States (Miami and New York), in the Caribbean (Cayman Islands and Bahamas), in the Middle East (Dubai), and in Asia (Tokyo), mainly serving institutional clients, investment banking, corporate and private banking.

Itaú BBA International

In 2016, Moody's assigned to, for the first time, Itau BBA International plc (domiciled in the United Kingdom) an investment grade, long-term deposit and issuer ratings of A3. In assigning the ratings, Moody's recognized the strength of Itau BBA International plc's strong macro profile and balance sheet.

Other operations

Our international units offer a variety of financial products through their branches. Fund raising can be conducted by our branches located in the Cayman Islands, Bahamas and New York. These offices also enhance our ability to manage our international liquidity.

Itaú Unibanco Holding S.A.

38

Management Discussion & Analysis | Activities Abroad

Itaú

We present the results of Latin American countries **in constant currency**, thus eliminating the effect of exchange rate variation and hedge adjustments, and in **managerial concept**, which considers Brazilian accounting criteria, in addition to the allocation of Brazil's cost structure, the impact of Brazilian income tax and social contribution and the allocation of the tax benefit of interest on own capital.

Itaú CorpBanca

The table below shows results obtained by Itaú CorpBanca in Chile, Colombia and Panama. Focused on medium companies, corporate and retail, Itaú CorpBanca offers a wide range of banking products.

9,195 employees

365 branches + CSBs

In Chile, Itaú CorpBanca is the 5th largest private bank in terms of loans.
Branches migration and client segmentation were completed in December, 2017.
In Colombia, as from May 2017, we have operated under the "Itaú" brand.

In R$ millions (in constant currency)	1Q19	4Q18	Δ	
Operating Revenues	**1,599**	**1,859**	**-13.9%**	
Managerial Financial Margin	1,226	1,457	-15.9%	
Financial Margin with Clients	1,136	1,229	-7.6%	1
Financial Margin with the Market	90	228	-60.4%	2
Commissions and Fees	373	401	-6.9%	3
Cost of Credit	**(278)**	**(293)**	**-4.9%**	
Provision for Loan Losses	(327)	(381)	-14.0%	
Discounts Granted	(15)	(11)	32.1%	
Recovery of Loans Written Off as Losses	64	99	-35.5%	
Other Operating Expenses	**(1,052)**	**(1,182)**	**-11.0%**	
Non-Interest Expenses	(1,048)	(1,174)	-10.8%	
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(4)	(7)	-47.5%	
Income before Tax and Minority Interests	**269**	**384**	**-29.8%**	
Income Tax and Social Contribution	**(53)**	**(103)**	**-48.5%**	
Minority Interests in Subsidiaries	**(136)**	**(183)**	**-25.8%**	4
Recurring Net Income	**80**	**97**	**-17.7%**	
Return on Average Equity - Annualized	**4.9%**	**5.9%**	**-100 bps**	
Efficiency Ratio	**65.7%**	**63.4%**	**220 bps**	

1. Lower margin with clients, due to the sale of a student credit portfolio in the fourth quarter that did not repeat;

2. Lower financial margin with the market due to the impact of inflation on the management of the bank's balance sheet;

3. Commissions and fees with financial advisory in the fourth quarter that also did not repeat;

4. Minority interests are calculated based on the accounting figures of the operation in BRGAAP.

Banco Itaú **Argentina**

We offer products and services for corporate, small and middle-market companies and retail segments, focused on large companies that have trade relations with Brazil.

1,688 employees

85 branches + CSBs

In R$ millions (in constant currency)	1Q19	4Q18	Δ	
Operating Revenues	**435**	**363**	**19.6%**	
Managerial Financial Margin	358	282	27.1%	
Financial Margin with Clients	300	228	31.7%	1
Financial Margin with the Market	58	54	7.8%	
Commissions and Fees	76	81	-6.4%	
Cost of Credit	**(125)**	**(78)**	**59.2%**	2
Provision for Loan Losses	(111)	(78)	42.5%	
Discounts Granted	(14)	(1)	-	
Recovery of Loans Written Off as Losses	0	1	-50.9%	
Other Operating Expenses	**(214)**	**(217)**	**-1.3%**	
Non-Interest Expenses	(190)	(190)	0.0%	
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(25)	(27)	-10.1%	
Income before Tax and Minority Interests	**96**	**68**	**40.5%**	
Income Tax and Social Contribution	**(31)**	**(16)**	**89.9%**	
Recurring Net Income	**65**	**52**	**24.8%**	
Return on Average Equity - Annualized	**17.3%**	**14.1%**	**320 bps**	
Efficiency Ratio	**46.2%**	**56.4%**	**-1,020 bps**	

1. Increase due to a timely result in commercial operations;

2. Higher cost of credit mainly due to the credit downgrade of an specific corporate client.

Itaú Unibanco Holding S.A. 39

Management Discussion & Analysis | Activities Abroad

Itaú

Banco Itaú **Paraguay**

In Paraguay, we offer products and services for small and medium companies, agribusiness and corporate segments, institutional clients and retail clients. The main sources of revenues in Paraguay are retail products, especially credit cards and loans.

855 employees

44 branches + CSBs

In R$ millions (in constant currency)	1Q19	4Q18	Δ
Operating Revenues	**243**	**241**	**1.2%**
Managerial Financial Margin	168	165	1.5%
Financial Margin with Clients	130	141	-7.9%
Financial Margin with the Market	38	24	55.5%
Commissions and Fees	76	75	0.6%
Cost of Credit	**(31)**	**(11)**	**188.6%**
Provision for Loan Losses	(32)	(13)	149.8% (1)
Discounts Granted	-	(0)	-
Recovery of Loans Written Off as Losses	1	2	-33.7%
Other Operating Expenses	**(116)**	**(115)**	**0.6%**
Non-Interest Expenses	(115)	(114)	1.2%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1)	(1)	-
Income before Tax and Minority Interests	**97**	**115**	**-15.4%**
Income Tax and Social Contribution	**(33)**	**(43)**	**-24.9%**
Recurring Net Income	**65**	**72**	**-9.7%**
Return on Average Equity - Annualized	**23.6%**	**23.9%**	**-30 bps**
Efficiency Ratio	**47.3%**	**47.5%**	**-20 bps**

1. Higher provision for loan losses mainly due to a downgrade of a client of the middle market segment.

Banco Itaú **Uruguay**

We operate in the corporate, small and middle-market companies and retail segment, targeting medium and high-income clients. Through the OCA credit card company, more focused on the mass market, we complement our strategy of serving a wide range of clients through customized financial solutions.

1,104 employees

27 branches + CSBs

35 OCA points of service

In R$ millions (in constant currency)	1Q19	4Q18	Δ
Operating Revenues	**437**	**424**	**3.1%**
Managerial Financial Margin	234	224	4.4%
Financial Margin with Clients	203	195	3.8%
Financial Margin with the Market	31	29	10.3%
Commissions and Fees	203	200	1.8%
Cost of Credit	**(24)**	**(39)**	**-37.5%** (1)
Provision for Loan Losses	(25)	(41)	-38.6%
Recovery of Loans Written Off as Losses	1	2	-59.0%
Other Operating Expenses	**(273)**	**(278)**	**-1.8%**
Non-Interest Expenses	(273)	(276)	-1.4%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1)	(1)	-
Income before Tax and Minority Interests	**140**	**107**	**30.5%**
Income Tax and Social Contribution	**(47)**	**(38)**	**23.4%**
Recurring Net Income	**92**	**69**	**34.6%**
Return on Average Equity - Annualized	**26.7%**	**19.2%**	**740 bps**
Efficiency Ratio	**62.5%**	**65.4%**	**-290 bps**

1. Decrease in cost of credit due to the better credit condition of corporate clients.

Itaú Unibanco Holding S.A.

40

Additional Information Management Discussion & Analysis and Complete Financial Statements Additional Information Management Discussion & Analysis and Complete Financial Statements

Management Discussion & Analysis | Our Shares

Our Shares

Our capital stock is comprised of common shares (**ITUB3**) and non-voting shares (**ITUB4**), both traded on B3 (São Paulo stock exchange). Non-voting shares are also traded as depositary receipts - **ADRs** - on the NYSE (New York Stock Exchange).

Market Capitalization

R$334 billion | **US$86** billion

Market capitalization is the total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period.

Market Consensus (ITUB4)


Sell
Buy

Buy 09 Hold 05 Sell 01

Source: Thomson Reuters

Corporate Structure Chart and Free Float Participation


Free Float*
Egydio de Souza Aranha Family
Moreira Salles Family
100.00% Total
Cia. E. Johnston de Participações
36.73% ON
81.37% PN
66.03% Total
63.27% ON
18.63% PN
33.97% Total
50.00% ON
33.47% Total
Itaúsa
50.00% ON
100.00% PN
66.53% Total
IUPAR
Free Float*
39.21% ON
0.004% PN
19.95% Total
51.71% ON
26.32% Total
7.82% ON
99.58% PN
52.88% Total
Itaú Unibanco Holding S.A.
Non Voting Shares
Free Float
Brazilian Investors in B3
33%
Foreigners in NYSE
28%
4.8 bn
39%
Foreigners in B3

Note: ON = Common Share; PN = Non-voting Share; (*) Excluding shares held by majority owners and treasury shares.

Strengths of our structure

- Family controlling ownership ensuring a long-term view
- Professional management team
- Broad shareholder base (52.88% of our shares in free float)
- Strong corporate governance

Performance in the Capital Market

Price and Volume	(R$) ITUB4 (PN Shares)	(R$) ITUB3 (ON Shares)	(US$) ITUB (ADR)
Closing Price at 03/29/2019	**34.43**	**29.85**	**8.81**
Maximum price in the quarter	39.79	33.47	10.80
Average price in the quarter	36.70	31.73	9.72
Minimum price in the quarter	32.65	28.62	8.32
Closing Price at 12/28/2018 [1]	**35.50**	**30.05**	**9.14**
Closing price at 03/29/2018	**34.21**	**30.09**	**10.40**
Change in the 1Q19	**-3.0%**	**-0.7%**	**-3.6%**
Change in the last 12 months	**0.7%**	**-0.8%**	**-15.3%**
Average Daily Trading Volume in 1Q19 - million	**819.2**	**23.3**	**192.4**
Average daily trading financial volume in 12 months - million	**671.7**	**9.9**	**171.1**

Shareholder Base and Indicators	03/31/19	12/31/18	03/31/18
Number of Shares - million	**9,804**	**9,804**	**9,804**
Common Shares (ON) - million	4,958	4,958	4,958
Non-Voting Shares (PN) - million	4,846	4,846	4,846
Treasury Shares - million	**61.3**	**83.6**	**72.6**
Number of Outstanding Shares - million	**9,743**	**9,721**	**9,732**
Recurring Net Income per Share in the Quarter (R$)	**0.71**	**0.67**	**0.66**
Net Income per Share in the Quarter (R$)	**0.69**	**0.64**	**0.65**
Book Value per Share (R$)	**12.30**	**13.55**	**12.18**
Price/Earnings (P/E) [2]	**13.17**	**13.81**	**13.78**
Price/Book Value (P/B) [3]	**2.80**	**2.62**	**2.81**

[1] ITUB (ADR) Closing Prince: 12/31/2018; [2] Closing price of non-voting share at the period end/earnings per share. For calculation purposes, the retained earnings of the last 12 months were included; [3] Closing price of non-voting share at the period-end/Book value per share at the period end.

Itaú Unibanco Holding S.A. 42

Management Discussion & Analysis | Disclosure Criteria

Disclosure **Criteria**

General

Managerial financial statements relating to prior periods may have been reclassified for comparison purposes.

The tables in this report show the figures in millions or billions. Variations and totals, however, are calculated in units. Therefore, there may be differences due to rounding.

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others).

Managerial Financial Margin

Spread-Sensitive Operations: consists of the results from credit assets, non-credit interest-bearing assets and liabilities.

Financial Margin with the market: consists basically of treasury transactions that include Asset and Liability Management (ALM) and proprietary trading operations.

Coverage and Extended Coverage Ratio

Coverage ratio is calculated by dividing the total allowance balance by the balance of operations more than 90 days overdue. The extended coverage ratio is calculated by dividing the total allowance balance by the balance of operations more than 90 days overdue and renegotiated operations, excluding double counting of renegotiated operations more than 90 days overdue. Total allowance includes the allowance for financial guarantees provided, which totaled R$1,158 million in March 2019 and is recorded in liabilities in accordance with CMN Resolution No. 4,512/16.

Itaú Insurance, Pension Plan and Premium Bonds

The combined ratio is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes divided by earned premiums.

The extended combined ratio is the sum of these same expenses divided by the sum of earned premiums, managerial financial margin and commissions and fees.

VaR (Value at Risk)

The Consolidated VaR of Itaú Unibanco is calculated based on the Historical Simulation methodology, which fully reprices all its positions based on historical series of asset prices. In the third quarter of 2016, we started to calculate VaR of the regulatory portfolio based on internal models approved by the Brazilian Central Bank. Therefore, the breakdown of risk factors was standardized to comply with Circular No. 3,646 of the Brazilian Central Bank.

Business Analysis

Pro Forma Adjustments - Adjustments made to the balance sheet and income statement for the year are based on managerial information from the business units.

The financial statements were adjusted in order to replace the accounting stockholders' equity with funding at market prices. Subsequently, the financial statements were adjusted to include revenues linked to allocated capital at each segment. The cost of subordinated debt and the respective remuneration at market prices were allocated to segments on a pro rata basis, in accordance with the economic allocated capital.

Impacts related to capital allocation are included in the Pro Forma financial statements. To this end, adjustments were made to the financial statements, using a proprietary model.

Allocated Capital - The economic allocated capital model (EAC) was adopted for the Pro Forma financial statements by segment and, as of 2015, we changed our calculation methodology. In addition to the Tier I allocated capital, the EAC model includes the effects of the calculated expected loan losses, complementary to that required by the Brazilian Central Bank through CMN Circular No. 2,682/99.

Accordingly, the allocated capital includes the following components: credit risk (including expected losses), operational risk, market risk, and insurance underwriting risk.

Based on Tier I capital measure we determined the Return on Allocated Capital, which corresponds to an operational performance ratio consistently adjusted to the required capital needed to support the risks of the financial positions assumed in accordance with our risk appetite.

As of the first quarter of 2016, we have adopted the Basel III rules in our managerial capital allocation model.

Income Tax Rate - We adopt the full income tax rate, net of the tax effect of payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation segments. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated in the column Activities with the Market + Corporation.

Itaú Unibanco Holding S.A. 43

Itaú Unibanco Holding S.A. 44 Itaú Unibanco Holding S.A. 44

Complete Financial Statements March 31, 2018 Management Discussion & Analysis and Complete Financial Statements Complete Financial Statements March 31, 2018 Management Discussion & Analysis and Complete Financial Statements

Management Report
1Q19

in billions of Reais



6.4
6.4
6.5
6.5
6.9
Recurring Net Income
23.7%
22.6%
22.4%
22.7%
24.8%
ROE1 (Brasil)
22.2%
21.6%
21.3%
21.8%
23.6%
ROE1 (Global)
1Q18
2Q18
3Q18
4Q18
1Q19

Monthly Dividends %

return on an investment in one thousand shares on 12/28/2017



50%
R$ 30
R$ 45
1Q18
1Q19

Total Assets

We ended March 2018 with R$ 1.5 trillion and December 2018 with R$ 1.6 trillion. At the end of March 2019, we had R$ 1.7 trillion in total assets.



1,524
1,650
1,651
MAR/31/18
DEC/31/18
MAR/31/19

Nonperforming Loans Ratio %

(90 days overdue)



3.1%
2.9%
3.0%
MAR/31/18
DEC/31/18
MAR/31/19

Credit Portfolio[2]



65.0
27.4
44.7
14.3
40.0
196.7
63.0
150.0
MAR/31/18
601.1
77.5
29.2
46.7
15.9
42.0
191.6
70.8
163.2
DEC/31/18
636.9
76.4
31.1
48.6
16.6
42.9
190.7
74.1
166.7
MAR/31/19
647.1
Credit cards
Personal Loans
Payroll Loans
Vehicles
Mortgage
Large Companies
Micro, Small and Medium Companies
Latin America

(1) Recurring return on Average Equity - Annualized (2) Includes financial guarantees provided and corporate securities.

Dear Reader,

In the 2018 Management Report, we described the history and results of the 10-year period since the merger of Itaú and Unibanco. We covered the 2012 review of our business model, describing how it affected our value creation, profitability and risk indicators. Lastly, we analyzed in depth the six strategic fronts announced in 2017.

During the first quarter of 2019, we reiterated the importance of customer centricity on all strategic fronts in order to achieve our objective of changing leagues: to be among the world's best companies in customer satisfaction.

We have set up a regular forum with the management of the bank to discuss the customer's all-round experience and to understand how we can improve that experience. In this respect, our actions are allocated priority according to their potential for improving customer service. We take into account both the volume of transactions and the number of customers affected regarding how the customer feels in their relationship with the bank.

WE WANT TO **change leagues** AND THE 7 PRINCIPLES of **customer centricity** will take us there

1. Getting to know and understanding our customer.
2. Customer priority in decision making.
3. The customer's problem is my problem.
4. Captivating the customer is everyone's responsibility.
5. We innovate, test with the customer and quickly learn from our what we are doing wrong and right.
6. Clear, simple and transparent communication with the customer.
7. We recognize and reward customer satisfaction.

Based on the 7 Principles, we have created rituals within our work environment to meet the customer's requirements and create mechanisms for enhancing their journey. The rituals consist of **Listening to the Customers, Engaging the Team and Transforming Experiences.**

Customers who respond to the NPS [1] survey are contacted by the commercial team to obtain in-depth feedback, whether positive or negative. After the call, the lessons learned are shared with the teams and we reflect on what we do well and what can be improved.


01
Listen to the customers
Customer
Centricity
Rituals
Engage the Team
02
03
Transform experiences

Thanks to this feedback, our employees will be recognized for their proper attitudes and behavior involving customer satisfaction. Additionally, there will be team discussions about what the group's commitments should be for improving the customer's all-round experience.

Use all the information received to re-design the customers' all-round experience. At certain times during the re-design, we invite the customer to participate in creating it. They give their opinion and they validate what we are doing, ensuring that we approaching it from their perspective.

[1] NPS – Net Promoter Score. Measures the degree of customer satisfaction and loyalty.

47

In the beginning of 2019, we embarked on several initiatives to enhance our customers’ experience. Google Pay Minhas Finanças - the Itaú Unibanco financial Customers of Itaú, Credicard and Itaucard can now organization tool make payments using the platform. Integration with A tool available on the Itaú app and used by 40% of credit cards issued by Itaú Unibanco now allows mobile customers. payment by proximity using Android-equipped Reduction in the minimum amount for investing in smartphones. CDBs of other institutions and selected funds Partnership with the Latin America Development After you zeroing he custody fee to invest in these Bank to finance small and medium companies run products, we have reduced the minimum by women entrepreneurs in Brazil investment amount. Besides CDBs of other The aim is to foster the inclusive growth of institutions, around 50 fixed income and equity companies, in addition to affording the benefits of products are available to a larger customer base. social and economic development arising from a wider offer of credit for women entrepreneurs. The amount raised was US$150 million. As time goes by, we have noted an increasing number of customers operating on our digital channels. Therefore, in addition to enhancing their experience in their relationship with Itaú Unibanco, we invest in cybersecurity to ensure the protection of our customers’ data. Our information security strategy was designed taking into account the global scenario, regulations and best market practices and standards. Our structure and governance are resilient and appropriate for identifying, detecting and reacting to threats, in addition to establishing recovery procedures for situations that require us to defend ourselves from cyberattacks. Furthermore, we invest in awareness campaigns for employees and customers, so that they are always alert to identify and deal with risks and threats. Besides the actions of Itaú Unibanco, we are seeing measures in the banking sector that benefit customers while encouraging access to credit products. In April 2019, a law was passed for automatic inclusion of customer data in the Positive Register. The automatic Positive Register is an important step for making credit cheaper in Brazil. By having access to the customer’s payment history over time, financial institutions, retail stores and other businesses will be in a better position to evaluate each consumer, thereby extending cheaper loans to good payers. In this respect, in 2017 we incorporated, with other banks, Quod, a company whose purpose is to create, reconcile and deal with Positive Register information. This measure is part of the Agenda BC+, led by the Central Bank in partnership with Febraban, to promote more financial citizenship, modernize legislation, enhance the efficiency of the National Financial System and offer cheaper credit. Zero cost on advances against single-installment credit card sales Clients of Rede with annual sales of up to R$ 30 million who use the Rede equipment, and receive their payments at Unibanco, will now receive the proceeds of their credit card sales in two days, free of charge for the advance as of May 2, 2019. This initiative applies to both current and new customers and aims to benefit small and medium companies, as well as the self-employed and micro entrepreneurs, and users of any model of the Rede device are eligible. To change leagues, we need to put people at the center of everything we do. Thus, looking after our employees and ensuring a healthy working environment is fundamental. As part of our commitment to move forward with the Realizamos nossa Assembleia Geral Ordinária no dia 24 de abril, na qual nossos acionistas puderam participar presencialmente, por bank’s health agenda, we now have an official partnership with Hospital Sírio-Libanês. meio do boletim de voto à distância ou por um procurador. Through this partnership, we offer our employees the Family Health program, a model that brings doctors closer to patients, Na assembleia, nossos acionistas votaram sobre (i) as demonstrações financeiras de 31 de dezembro de 2018, sendo aprovada a creating bonds in order to accompany them at every instant of their lives. destinação do lucro do ano. (ii) A reeleição dos membros do Conselho de Administração (CA) para o próximo mandato anual. (iii) A eleição dos membros do Conselho Fiscal (CF), que é um órgão independente da administração e que fiscaliza a administração e as contas. (iv) A verba destinada à remuneração global da diretoria e do CA, bem como a remuneração dos membros do CF. LinkedIn Top Companies: For the second consecutive year, we took first place in the ranking of companies for which Brazilians wants to work. 48In the beginning of 2019, we embarked on several initiatives to enhance our customers’ experience. Google Pay Minhas Finanças - the Itaú Unibanco financial Customers of Itaú, Credicard and Itaucard can now organization tool make payments using the platform. Integration with A tool available on the Itaú app and used by 40% of credit cards issued by Itaú Unibanco now allows mobile customers. payment by proximity using Android-equipped Reduction in the minimum amount for investing in smartphones. CDBs of other institutions and selected funds Partnership with the Latin America Development After you zeroing he custody fee to invest in these Bank to finance small and medium companies run products, we have reduced the minimum by women entrepreneurs in Brazil investment amount. Besides CDBs of other The aim is to foster the inclusive growth of institutions, around 50 fixed income and equity companies, in addition to affording the benefits of products are available to a larger customer base. social and economic development arising from a wider offer of credit for women entrepreneurs. The amount raised was US$150 million. As time goes by, we have noted an increasing number of customers operating on our digital channels. Therefore, in addition to enhancing their experience in their relationship with Itaú Unibanco, we invest in cybersecurity to ensure the protection of our customers’ data. Our information security strategy was designed taking into account the global scenario, regulations and best market practices and standards. Our structure and governance are resilient and appropriate for identifying, detecting and reacting to threats, in addition to establishing recovery procedures for situations that require us to defend ourselves from cyberattacks. Furthermore, we invest in awareness campaigns for employees and customers, so that they are always alert to identify and deal with risks and threats. Besides the actions of Itaú Unibanco, we are seeing measures in the banking sector that benefit customers while encouraging access to credit products. In April 2019, a law was passed for automatic inclusion of customer data in the Positive Register. The automatic Positive Register is an important step for making credit cheaper in Brazil. By having access to the customer’s payment history over time, financial institutions, retail stores and other businesses will be in a better position to evaluate each consumer, thereby extending cheaper loans to good payers. In this respect, in 2017 we incorporated, with other banks, Quod, a company whose purpose is to create, reconcile and deal with Positive Register information. This measure is part of the Agenda BC+, led by the Central Bank in partnership with Febraban, to promote more financial citizenship, modernize legislation, enhance the efficiency of the National Financial System and offer cheaper credit. Zero cost on advances against single-installment credit card sales Clients of Rede with annual sales of up to R$ 30 million who use the Rede equipment, and receive their payments at Unibanco, will now receive the proceeds of their credit card sales in two days, free of charge for the advance as of May 2, 2019. This initiative applies to both current and new customers and aims to benefit small and medium companies, as well as the self-employed and micro entrepreneurs, and users of any model of the Rede device are eligible. To change leagues, we need to put people at the center of everything we do. Thus, looking after our employees and ensuring a healthy working environment is fundamental. As part of our commitment to move forward with the Realizamos nossa Assembleia Geral Ordinária no dia 24 de abril, na qual nossos acionistas puderam participar presencialmente, por bank’s health agenda, we now have an official partnership with Hospital Sírio-Libanês. meio do boletim de voto à distância ou por um procurador. Through this partnership, we offer our employees the Family Health program, a model that brings doctors closer to patients, Na assembleia, nossos acionistas votaram sobre (i) as demonstrações financeiras de 31 de dezembro de 2018, sendo aprovada a creating bonds in order to accompany them at every instant of their lives. destinação do lucro do ano. (ii) A reeleição dos membros do Conselho de Administração (CA) para o próximo mandato anual. (iii) A eleição dos membros do Conselho Fiscal (CF), que é um órgão independente da administração e que fiscaliza a administração e as contas. (iv) A verba destinada à remuneração global da diretoria e do CA, bem como a remuneração dos membros do CF. LinkedIn Top Companies: For the second consecutive year, we took first place in the ranking of companies for which Brazilians wants to work. 48

Diversity is fundamental in the pursuit of our business, as it allows us to understand society, including our customers and their demands. Through our program of valuing diversity and respect for people, we encourage discussion of inclusion from the perspective of a variety of aspects like gender, race, disabilities, religion and sexuality.

Com todos. Por todas.
Semana de diversidade de gênero

In April, we hold a gender diversity week with the motto "Com todos. Por todas." (With everyone. For everyone), encouraging discussion about women in positions of leadership, careers, entrepreneurship, financial empowerment, harassment and the role of men in fostering gender equality.

This set of initiatives comprises a long-term strategy agenda that contributes to the sustainability of our results.

In the first quarter of 2019, our net income stood at R$ 6.7 billion, representing an increase 6.8% over the same period of 2018 and a annualized recurring return of 23.6% on our Stockholders' Equity.

We give below the principal indicators comprising this result:

In R$ billions	1Q19	4Q18	Variation in the Quarter	1Q18	Variation in 12 months
Result Information					
Banking Product[1]	28.2	28.5	-0.9%	27.4	2.8%
Managerial Financial Margin	17.7	17.4	1.6%	17.0	3.9%
Financial Margin with Clients	16.4	16.2	1.2%	15.3	7.6%
Financial Margin with the Market	1.2	1.1	8.2%	1.7	-28.4%
Cost of Credit	(3.8)	(3.4)	11.4%	(3.8)	0.4%
Non - interest Expenses	(12.1)	(12.8)	-5.0%	(11.7)	4.1%
Net Income	6.9	6.5	6.2%	6.4	7.1%
Recurring Net Income	6.7	6.2	8.1%	6.3	6.8%
Recurring Return on annualized Average Equity[2]	23.6%	21.8%	180 bps	22.2%	140 bps

	1Q19	4Q18	Variation in the Quarter	1Q18	Variation in 12 months
Balance Sheet Information					
Total Assets	1,651.4	1,649.6	0.1%	1.524,4	8.3%
Credit Portfolio[3]	647.1	636.9	1.6%	601,1	7.7%
NPL Ratio (90 days) - Total	3.0%	2.9%	10 bps	3.1%	-10 bps
Tier 1 Capital Ratio - Basel III[4]	14.6%	15.9%	-130 bps	13.6%	100 bps

	1Q19	1Q18	Variation in 12 months
Information per share[5]			
Weighted Average Number of Outstanding Shares	9,728,586,278	9,714,380,920	0.1%
Net Income per Share - R$	0.69	0.65	6.2%
Book Value per Share (Outstanding in 03/31)	12.30	12.18	1.0%

(1) Banking Product is the sum total of the Managerial Financial Margin, Revenue from Services and Revenues from Insurance, Pension Plans and Savings Bonds before Sales and Claims Expenses; 2) The return is calculated by dividing the Recurring Net Income by the Average Stockholders' Equity. The quotient of this division was multiplied by the number of periods in the year, to arrive at the annual ratio. The bases for calculating the returns were adjusted for the proposed amount of dividends after closure of the balance sheet, an amount still pending approval by general meetings of shareholders or at board meetings; (3) Portfolio of Loans with Financial Guarantees Provided and Private Securities. (4) Includes the impact of having brought forward the schedule of deductions, and disregards the additional portion of dividends and interest on own capital. (5) Values of 1Q18 were adjusted by the 50% stock split.

49

Recurring net income for the first quarter of 2019 was R$6.9 billion up 6.2% from the previous quarter with a return on average equity of 23.6%. The main positive highlight was the 5.0% decrease in non-interest expenses. The reduction was due to personnel expenses that are seasonally lower in the first quarter and expenses on third-party services. The financial margin with clients grew 1.2% as a result of the growth of the portfolios of individuals and very small, small and middle-market companies. These effects were partially offset by lower commissions and fees and higher cost of credit. Recurring net income increased 7 .1% when compared to the same period of the previous year. Financial margin with clients increased 7.6% driven by the growths in the portfolios of individuals and very small, small and middle-market companies. The 28.4% decrease in the financial margin with the market and the 4.1% increase in non-interest expenses partially offset the positive performance of the financial margin with clients. Higher non-interest expenses were driven by the impact of the collective bargaining labor agreement on our personnel expenses, by higher administrative expenses and by the foreign exchange rate variation impact on our expenses in Latin America (ex-Brazil). Our credit portfolio, including financial guarantees provided and corporate securities, stood at R$647 .1 billion at the end of March 2019, representing an increase of 7.7% over the same period of 2018. Worthy of note our Individuals portfolio, which rose by 12.7% and the Very Small, Small and Middle-Market Companies, with growth of 17.6%. Capital management is an essential component of our management model, because we use it to optimize the allocation of the shareholder’s funds and guaratee the solidess of the bank. These objectives are reflected in our policies on capital ratios and distribution of dividends that stipulate a minimum Full Tier I capital ratio of 13.5%. Thus, the distribution of dividends is conditional on this limit, the outlook for the growth of the business, the profitability for the year, mergers and acquisitions, changes in the market, and taxation and regulatory changes that could alter capital requirements. During 2018, our Full Tier I capital ratio continued to exceed the minimum limit, reaching 15.9% in December 2018, while in the first quarter of 2019 it stood at 14.6%. During this period, worthy of note is the generation of capital from income and the issuance of R$ 3.05 billion in Perpetual Subordinated Financial Notes, negotiated with professional investors, and approved by the Brazilian Central Bank as part of our supplementary capital, commencing February 2019. For Itaú Unibanco, the transparency of the results and the strategies discussed here are fundamental. Thus, on April 30, 2019 we published our Integrated Annual Report for 2018, in IFRS (International Financial Reporting Standards) the document in which we describe who we are, what we do and how we seek to create long-term value. We emphasize how our corporate governance drives our business, defines strategies and manages the main risks and opportunities. The 2018 Integrated Annual Report incorporates material changes in comparison with previous editions, notably: messages from the Co-chairmen of the Board of Directors and the Executive Committee; Management’s comments about the results; and integration with the Financial Statements. 50Recurring net income for the first quarter of 2019 was R$6.9 billion up 6.2% from the previous quarter with a return on average equity of 23.6%. The main positive highlight was the 5.0% decrease in non-interest expenses. The reduction was due to personnel expenses that are seasonally lower in the first quarter and expenses on third-party services. The financial margin with clients grew 1.2% as a result of the growth of the portfolios of individuals and very small, small and middle-market companies. These effects were partially offset by lower commissions and fees and higher cost of credit. Recurring net income increased 7 .1% when compared to the same period of the previous year. Financial margin with clients increased 7.6% driven by the growths in the portfolios of individuals and very small, small and middle-market companies. The 28.4% decrease in the financial margin with the market and the 4.1% increase in non-interest expenses partially offset the positive performance of the financial margin with clients. Higher non-interest expenses were driven by the impact of the collective bargaining labor agreement on our personnel expenses, by higher administrative expenses and by the foreign exchange rate variation impact on our expenses in Latin America (ex-Brazil). Our credit portfolio, including financial guarantees provided and corporate securities, stood at R$647 .1 billion at the end of March 2019, representing an increase of 7.7% over the same period of 2018. Worthy of note our Individuals portfolio, which rose by 12.7% and the Very Small, Small and Middle-Market Companies, with growth of 17.6%. Capital management is an essential component of our management model, because we use it to optimize the allocation of the shareholder’s funds and guaratee the solidess of the bank. These objectives are reflected in our policies on capital ratios and distribution of dividends that stipulate a minimum Full Tier I capital ratio of 13.5%. Thus, the distribution of dividends is conditional on this limit, the outlook for the growth of the business, the profitability for the year, mergers and acquisitions, changes in the market, and taxation and regulatory changes that could alter capital requirements. During 2018, our Full Tier I capital ratio continued to exceed the minimum limit, reaching 15.9% in December 2018, while in the first quarter of 2019 it stood at 14.6%. During this period, worthy of note is the generation of capital from income and the issuance of R$ 3.05 billion in Perpetual Subordinated Financial Notes, negotiated with professional investors, and approved by the Brazilian Central Bank as part of our supplementary capital, commencing February 2019. For Itaú Unibanco, the transparency of the results and the strategies discussed here are fundamental. Thus, on April 30, 2019 we published our Integrated Annual Report for 2018, in IFRS (International Financial Reporting Standards) the document in which we describe who we are, what we do and how we seek to create long-term value. We emphasize how our corporate governance drives our business, defines strategies and manages the main risks and opportunities. The 2018 Integrated Annual Report incorporates material changes in comparison with previous editions, notably: messages from the Co-chairmen of the Board of Directors and the Executive Committee; Management’s comments about the results; and integration with the Financial Statements. 50

Another action focused on transparency is our Cycle of Apimec Meetings. In 2019, 16 meetings are scheduled, of which 10 have already taken place in March and April in the presence of 920 participants. At these events, we give presentations and respond to queries about our results, strategies and the macroeconomic context. In addition to reporting to our shareholders on the performance of the institution, the Apimec meetings capture the perceptions of the participants, generating inputs for our management. Meetings Schedule Brasília, 06/13 São Paulo, 09/03 Held Florianópolis Curitiba Londrina Campinas Meetings to be Scheduled Fortaleza Santos Belo Horizonte Salvador Rio de Janeiro Recife Porto Alegre Goiânia Uberlândia Ribeirão Preto 2019 General Meeting of Shareholders We held our General Meeting of Shareholders on April 24, with our shareholders participating live, via remote voting bulletins, or via proxies. At the meeting, following a presentation about our annual results, our shareholders voted on (i) the financial statements as at December 31, 2018, approving the allocation of the earnings for the year; (ii) reelection of the members of the Board of Directors (BD) for the next annual term of office; (iii) election of members of the Fiscal Council (FC), a separate body from the management that oversees the management and the accounts; and (iv) the resources intended for the global compensation of the executive board and the BD, as well as the compensation of the members of the FC. 5 1Another action focused on transparency is our Cycle of Apimec Meetings. In 2019, 16 meetings are scheduled, of which 10 have already taken place in March and April in the presence of 920 participants. At these events, we give presentations and respond to queries about our results, strategies and the macroeconomic context. In addition to reporting to our shareholders on the performance of the institution, the Apimec meetings capture the perceptions of the participants, generating inputs for our management. Meetings Schedule Brasília, 06/13 São Paulo, 09/03 Held Florianópolis Curitiba Londrina Campinas Meetings to be Scheduled Fortaleza Santos Belo Horizonte Salvador Rio de Janeiro Recife Porto Alegre Goiânia Uberlândia Ribeirão Preto 2019 General Meeting of Shareholders We held our General Meeting of Shareholders on April 24, with our shareholders participating live, via remote voting bulletins, or via proxies. At the meeting, following a presentation about our annual results, our shareholders voted on (i) the financial statements as at December 31, 2018, approving the allocation of the earnings for the year; (ii) reelection of the members of the Board of Directors (BD) for the next annual term of office; (iii) election of members of the Fiscal Council (FC), a separate body from the management that oversees the management and the accounts; and (iv) the resources intended for the global compensation of the executive board and the BD, as well as the compensation of the members of the FC. 5 1

In the capital markets, we saw our shareholder base grow, reaching 206 thousand end of in March 2019, representing an increase of 67.2% over the same period of last year. Our thousand 206 diversified investment base is important for the liquidity of our assets, and reflects heightened activity on the Brazilian capital markets. The following chart shows the daily direct trading volume of our shares, which enjoy a substantial participation on market indices in Brazil and abroad. shareholders (March/19) Average Daily Trading Volume of Itaú Unibanco Shares (R$ millions) 1.568 1.253 984 939 842 874 653 827 702 659 478 438 442 419 292 326 725 600 506 501 410 432 409 333 2012 2013 2014 2015 2016 2017 2018 1T19 B3 (ON+PN) NYSE (ADR) Our shares continue to be traded with high liquidity, having ended the quarter quoted at R$ 34.43 (ITUB4 – preferred shares) and R$ 29.85 (ITUB3 – common shares). Evolution of R$100 invested on the date preceding the announcement of the merger (10/31/2008) until 03/31/2019 569 357 273 184 100 Out-08 Jun-09 Fev-10 Out-10 Jun-11 Fev-12 Out-12 Jun-13 Fev-14 Out-14 Jun-15 Fev-16 Out-16 Jun-17 Fev-18 Out-18 Mar-19 ITUB4 adjusted for dividends ITUB4 without adjustment for dividends CDI Dollar Acknowledgements We wish to thank our employees for their effort and talent, which enable us to obtain consistent results; and our customers and shareholders for the trust placed in us. (Approved at the Meeting of the Board of Directors on May 2, 2019). 5 2In the capital markets, we saw our shareholder base grow, reaching 206 thousand end of in March 2019, representing an increase of 67.2% over the same period of last year. Our thousand 206 diversified investment base is important for the liquidity of our assets, and reflects heightened activity on the Brazilian capital markets. The following chart shows the daily direct trading volume of our shares, which enjoy a substantial participation on market indices in Brazil and abroad. shareholders (March/19) Average Daily Trading Volume of Itaú Unibanco Shares (R$ millions) 1.568 1.253 984 939 842 874 653 827 702 659 478 438 442 419 292 326 725 600 506 501 410 432 409 333 2012 2013 2014 2015 2016 2017 2018 1T19 B3 (ON+PN) NYSE (ADR) Our shares continue to be traded with high liquidity, having ended the quarter quoted at R$ 34.43 (ITUB4 – preferred shares) and R$ 29.85 (ITUB3 – common shares). Evolution of R$100 invested on the date preceding the announcement of the merger (10/31/2008) until 03/31/2019 569 357 273 184 100 Out-08 Jun-09 Fev-10 Out-10 Jun-11 Fev-12 Out-12 Jun-13 Fev-14 Out-14 Jun-15 Fev-16 Out-16 Jun-17 Fev-18 Out-18 Mar-19 ITUB4 adjusted for dividends ITUB4 without adjustment for dividends CDI Dollar Acknowledgements We wish to thank our employees for their effort and talent, which enable us to obtain consistent results; and our customers and shareholders for the trust placed in us. (Approved at the Meeting of the Board of Directors on May 2, 2019). 5 2

Independent Audit - CVM Instruction No. 381 Procedures Adopted by the Company: our operating policy, including subsidiaries, when contracting non-external audit-related services from our independent auditors, is based on applicable regulations and internationally accepted principles that protect the independence of the auditors. These principles state that: (a) the auditors must not audit their own work, (b) the auditors must not hold managerial positions at their clients and (c) the auditors must not promote their clients’ interests. In the period from January to March 2019, we did not contract from the independent auditors or their related parties services unrelated to the external audit in an amount exceeding 5% of the total fees regarding external audit services. As per CVM Instruction No. 381, we list below the other services provided and the dates on which they were contracted: - January 03 – issuance of the report of the review of income tax calculation and settlement; - January 18 – review of compliance with the regulations applicable to transfer pricing; - January 31 – review of the Tax Accounting Books; and - March 08 – acquisition of technical materials. Justification of the Independent Auditors PricewaterhouseCoopers: The provision of non-external audit-related services described above does not affect either independence or objectivity in conducting external audit examinations at Itaú Unibanco e and its subsidiaries. The policy for providing Itaú Unibanco with non-external audit-related services is based on principles that protect the independent auditors’ independence, all of which were observed in providing said services, including their approval by the Audit Committee of Itaú Unibanco. Central Bank – Circular No. 3.068/01 We declare having the financial capacity and the intention to hold until maturity the securities classified in the category “Held to Maturity”, amounting to de R$ 39.9 billion, accounting for 8.6% of total securities and derivative financial instruments in March 2019. International Financial Reporting Standards (IFRS) We are disclosing the full accounting statements in accordance with the international financial reporting standards (IFRS) on the same date as this publication, as per Official Circular CVM/SEP 01/13. The full accounting statements are available on the Investor Relations site at (www.itau.com.br/investor-relations > Results Center). The Management Report and the Full Accounting Statements of Itaú Unibanco Holding S.A. and those of its subsidiaries, for the period January to March 2019, abide by the rules established in Brazilian Company Law, the National Monetary Council (CMN), the Brazilian Central Bank (BACEN), the Brazilian Securities Exchange Commission (CVM), the National Council for Private Insurance (CNSP), the Superintendence for Private Insurance (SUSEP), the National Superintendence for Supplementary Pensions (PREVIC) and the recommendations of the International Accounting Standards Board (IASB). The information presented herein is available on the Investor Relations site (IR) of Itaú Unibanco, at: www.itau.com.br/investor-relations > Results Center. 53Independent Audit - CVM Instruction No. 381 Procedures Adopted by the Company: our operating policy, including subsidiaries, when contracting non-external audit-related services from our independent auditors, is based on applicable regulations and internationally accepted principles that protect the independence of the auditors. These principles state that: (a) the auditors must not audit their own work, (b) the auditors must not hold managerial positions at their clients and (c) the auditors must not promote their clients’ interests. In the period from January to March 2019, we did not contract from the independent auditors or their related parties services unrelated to the external audit in an amount exceeding 5% of the total fees regarding external audit services. As per CVM Instruction No. 381, we list below the other services provided and the dates on which they were contracted: - January 03 – issuance of the report of the review of income tax calculation and settlement; - January 18 – review of compliance with the regulations applicable to transfer pricing; - January 31 – review of the Tax Accounting Books; and - March 08 – acquisition of technical materials. Justification of the Independent Auditors PricewaterhouseCoopers: The provision of non-external audit-related services described above does not affect either independence or objectivity in conducting external audit examinations at Itaú Unibanco e and its subsidiaries. The policy for providing Itaú Unibanco with non-external audit-related services is based on principles that protect the independent auditors’ independence, all of which were observed in providing said services, including their approval by the Audit Committee of Itaú Unibanco. Central Bank – Circular No. 3.068/01 We declare having the financial capacity and the intention to hold until maturity the securities classified in the category “Held to Maturity”, amounting to de R$ 39.9 billion, accounting for 8.6% of total securities and derivative financial instruments in March 2019. International Financial Reporting Standards (IFRS) We are disclosing the full accounting statements in accordance with the international financial reporting standards (IFRS) on the same date as this publication, as per Official Circular CVM/SEP 01/13. The full accounting statements are available on the Investor Relations site at (www.itau.com.br/investor-relations > Results Center). The Management Report and the Full Accounting Statements of Itaú Unibanco Holding S.A. and those of its subsidiaries, for the period January to March 2019, abide by the rules established in Brazilian Company Law, the National Monetary Council (CMN), the Brazilian Central Bank (BACEN), the Brazilian Securities Exchange Commission (CVM), the National Council for Private Insurance (CNSP), the Superintendence for Private Insurance (SUSEP), the National Superintendence for Supplementary Pensions (PREVIC) and the recommendations of the International Accounting Standards Board (IASB). The information presented herein is available on the Investor Relations site (IR) of Itaú Unibanco, at: www.itau.com.br/investor-relations > Results Center. 53

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS

Co-Chairmen

Pedro Moreira Salles
Roberto Egydio Setubal

Members

Alfredo Egydio Setubal
Amos Genish [1]
Ana Lúcia de Mattos Barretto Villela
Fábio Colletti Barbosa
Gustavo Jorge Laboissière Loyola
João Moreira Salles
José Galló
Marco Ambrogio Crespi Bonomi
Pedro Luiz Bodin de Moraes
Ricardo Villela Marino

AUDIT COMMITTEE

Chairman

Gustavo Jorge Laboissière Loyola

Members

Antonio Carlos Barbosa de Oliveira
Antonio Francisco de Lima Neto
Diego Fresco Gutierrez
Maria Helena dos Santos Fernandes de Santana
Rogério Paulo Calderón Peres

FISCAL COUNCIL

Chairman

José Caruso Cruz Henriques

Members

Alkimar Ribeiro Moura
Carlos Roberto de Albuquerque Sá

Accountant

Arnaldo Alves dos Santos
CRC - 1SP - 210.058/O-3

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer

Candido Botelho Bracher

Director Generals

Caio Ibrahim David
Márcio de Andrade Schettini

Executive Vice-Presidents

André Sapoznik
Claudia Politanski
Milton Maluhy Filho

Executive Officers

Alexsandro Broedel Lopes (*)
Fernando Barçante Tostes Malta
Leila Cristiane Barboza Braga de Melo
Paulo Sergio Miron

Officers

Adriano Cabral Volpini
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
Emerson Macedo Bortoloto
Gilberto Frussa
José Virgilio Vita Neto
Renato Barbosa do Nascimento
Rodrigo Luís Rosa Couto
Sergio Mychkis Goldstein
Tatiana Grecco
Tom Gouvêa Gerth

(*) Group Executive Finance Director and Head of Investor Relations.

[1] On April 16, 2019, Mr. Amos Genish, presented his letter of resignation to the position of member of the Company's Board of Directors, in accordance with the notice to the market disseminated on April 17, 2019.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 | 54

ITAÚ UNIBANCO S.A.

Director Generals
Caio Ibrahim David
Márcio de Andrade Schettini

Executive Vice-Presidents
André Sapoznik
Claudia Politanski
Milton Maluhy Filho

Executive Officers
Alexsandro Broedel Lopes
André Luís Teixeira Rodrigues
Carlos Eduardo Monico
Carlos Fernando Rossi Constantini
Carlos Orestes Vanzo
Christian George Egan
Fernando Barçante Tostes Malta
Fernando Marsella Chacon Ruiz
Flávio Augusto Aguiar de Souza
João Marcos Pequeno de Biase
Leila Cristiane Barboza Braga de Melo
Luís Eduardo Gross Siqueira Cunha
Luiz Eduardo Loureiro Veloso
Marcelo Kopel
Marcos Antônio Vaz de Magalhães
Ricardo Ribeiro Mandacaru Guerra
Sergio Guillinet Fajerman
Wagner Bettini Sanches

Officers
Adriana Maria dos Santos
Adriano Cabral Volpini
Adriano Maciel Pedroti
Alessandro Anastasi
Álvaro Felipe Rizzi Rodrigues
Ana Lúcia Gomes De Sá Drumond Pardo
Andre Balestrin Cestare
André Carvalho Whyte Gailey
André Henrique Caldeira Daré
Andrea Carpes Blanco
Andréa Matteucci Pinotti
Atilio Luiz Magila Albiero Junior
Badi Maani Shaikhzadeh
Bruno Machado Ferreira
Carlos Augusto Salamonde
Carlos Eduardo Mori Peyser
Carlos Henrique Donegá Aidar
Carlos Rodrigo Formigari
Cesar Ming Pereira da Silva
Cesar Padovan
Cícero Marcus de Araújo
Cintia Carbonieri Fleury de Camargo
Claudio César Sanches
Cláudio José Coutinho Arromatte
Cristiane Magalhães Teixeira Portella
Cristiano Guimarães Duarte

Officers (continued)
Eduardo Cardoso Armonia
Eduardo Corsetti
Eduardo Esteban Mato Amorin
Eduardo Estefan Ventura
Eduardo Hiroyuki Miyaki
Eduardo Queiroz Tracanella
Emerson Savi Junqueira
Emilio Pedro Borsari Filho
Eric André Altafim
Estevão Carcioffi Lazanha
Fabiana Pascon Bastos
Fábio Napoli [1]
Felipe de Souza Wey
Felipe Weil Wilberg
Fernando Della Torre Chagas
Fernando Julião de Souza Amaral
Fernando Kontopp de Oliveira [1]
Flávio Delfino Júnior
Flavio Ribeiro Iglesias
Francisco Vieira Cordeiro Neto
Gabriel Guedes Pinto Teixeira
Gabriela Rodrigues Ferreira
Gilberto Frussa
Gustavo Trovisco Lopes
João Antonio Dantas Bezerra Leite
Jorge Luiz Viegas Ramalho
José de Castro Araújo Rudge Filho
José Virgilio Vita Neto
Laila Regina de Oliveira Pena de Antonio
Leon Gottlieb
Lineu Carlos Ferraz de Andrade
Livia Martines Chanes
Luís Fernando Staub
Luiz Felipe Monteiro Arcuri Trevisan
Luiz Fernando Butori Reis Santos
Luiz Severiano Ribeiro
Manoela Varanda
Marcello Siniscalchi
Marcio Luis Domingues da Silva
Marco Antonio Sudano
Mário Lúcio Gurgel Pires
Mario Magalhães Carvalho Mesquita
Matias Granata
Milena de Castilho Lefon Martins
Moisés João do Nascimento [1]
Pedro Barros Barreto Fernandes
Renato Cesar Mansur
Ricardo Nuno Delgado Gonçalves
Ricardo Urquijo Lazcano
Rodnei Bernardino de Souza
Rodrigo Jorge Dantas de Oliveira
Rodrigo Luís Rosa Couto
Rodrigo Rodrigues Baia
Rogerio Narle Elmais
Rogerio Vasconcelos Costa
Rubens Luiz dos Santos Henriques
Sergio Mychkis Goldstein
Tatiana Grecco
Thales Ferreira Silva
Thiago Luiz Charnet Ellero
Valéria Aparecida Marretto
Vanessa Lopes Reisner

[1] *Elected at the ESM of 03/25/2019, awaiting approval from BACEN.*

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 | 55

ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (Note 2a) (In thousands of Reais) Assets Note 03/31/2019 03/31/2018 Current assets 1 ,205,641,134 1,107,830,821 Cash 0 30,376,248 25,444,060 Interbank investments 3b and 4 2 83,067,332 2 63,574,795 Money market 0 2 56,261,524 237,154,711 Money market – Assets Guaranteeing Technical Provisions 8b 1,762,950 2,698,873 Interbank deposits 0 2 5,042,858 23,721,211 Securities and derivative financial instruments 3c, 3d and 5 3 31,942,788 3 29,390,273 Own portfolio 0 69,719,704 74,065,090 Subject to repurchase commitments 0 4 2,400,488 3 6,727,815 Pledged in guarantee 0 2 ,881,091 16,934,102 Securities under resale agreements with free movement 0 6 ,537,829 1 ,905,357 Deposited with the Central Bank of Brazil 0 3,005,299 2,461,082 Derivative financial instruments 0 1 1,210,160 19,357,241 Assets guaranteeing technical provisions 8b 1 96,188,217 1 77,939,586 Interbank accounts 0 132,897,327 1 31,266,359 Pending settlement 0 4 1,223,727 34,930,454 Central Bank of Brazil deposits 0 9 1,278,350 9 5,990,681 National Housing System (SFH) 0 4 ,670 8,227 Correspondents 0 33,013 29,541 Interbank onlending 0 357,567 307,456 Interbranch accounts 0 381,128 2 36,233 Loan, lease and other credit operations 6 284,038,828 2 45,827,100 Operations with credit granting characteristics 3e 3 01,686,319 261,820,694 (Allowance for loan losses) 3f (17,647,491) (15,993,594) Other receivables 10a 140,326,224 1 09,595,573 Other assets 3g 2,611,259 2,496,428 Assets held for sale 0 1 ,542,044 1,343,861 (Valuation allowance) 0 (710,749) (600,557) Unearned reinsurance premiums 9,902 1 0,845 Prepaid expenses 3g and 10c 1 ,770,062 1 ,742,279 Long term receivables 0 411,424,167 3 88,688,389 Interbank investments 3b and 4 1,330,338 949,028 Money market 0 53,018 1 04,660 Interbank deposits 0 1,277,320 8 44,368 Securities and derivative financial instruments 3c, 3d and 5 1 32,138,195 121,776,809 Own portfolio 0 4 2,493,083 5 3,162,857 Subject to repurchase commitments 0 2 0,671,265 17,027,648 Pledged in guarantee 0 5 ,707,341 7 ,235,181 Securities under resale agreements with free movement 0 3 9,520,183 24,492,677 Deposited with the Central Bank of Brazil 570,365 680,732 Derivative financial instruments 0 12,755,113 10,437,592 Assets guaranteeing technical provisions 8b 1 0,420,845 8,740,122 Interbank accounts 0 52,280 115,481 Pending settlement 4 7,942 10,712 National Housing System (SFH) 4 ,338 1 04,769 Loan, lease and other credit operations 6 2 26,566,875 214,858,472 Operations with credit granting characteristics 3e 2 41,967,686 233,663,107 (Allowance for loan losses) 3f (15,400,811) (18,804,635) Other receivables 10a 5 0,857,960 50,407,995 Other assets - Prepaid Expenses 3g and 10c 478,519 5 80,604 Permanent assets 0 34,359,266 2 7,834,563 Investments 3h and 12a 12,963,437 5,488,978 Investments in associates and jointly controlled entities 0 1 2,677,505 5,188,219 Other investments 0 4 94,688 5 09,577 (Allowance for losses) 0 (208,756) (208,818) Real estate in use 3i and 12b l 6 ,336,188 6,275,216 Real estate in use 0 4 ,239,968 4,302,833 Other fixed assets 0 13,921,072 13,327,997 (Accumulated depreciation) 0 (11,824,852) (11,355,614) Goodwill and Intangible assets 3j, 3k and 12b ll 1 5,059,641 16,070,369 Goodwill 0 1 ,222,322 1 ,403,756 Intangible assets 0 2 4,237,046 22,414,601 (Accumulated amortization) 0 (10,399,727) (7,747,988) Total assets 1,651,424,567 1 ,524,353,773 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 56 ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (Note 2a) (In thousands of Reais) Assets Note 03/31/2019 03/31/2018 Current assets 1 ,205,641,134 1,107,830,821 Cash 0 30,376,248 25,444,060 Interbank investments 3b and 4 2 83,067,332 2 63,574,795 Money market 0 2 56,261,524 237,154,711 Money market – Assets Guaranteeing Technical Provisions 8b 1,762,950 2,698,873 Interbank deposits 0 2 5,042,858 23,721,211 Securities and derivative financial instruments 3c, 3d and 5 3 31,942,788 3 29,390,273 Own portfolio 0 69,719,704 74,065,090 Subject to repurchase commitments 0 4 2,400,488 3 6,727,815 Pledged in guarantee 0 2 ,881,091 16,934,102 Securities under resale agreements with free movement 0 6 ,537,829 1 ,905,357 Deposited with the Central Bank of Brazil 0 3,005,299 2,461,082 Derivative financial instruments 0 1 1,210,160 19,357,241 Assets guaranteeing technical provisions 8b 1 96,188,217 1 77,939,586 Interbank accounts 0 132,897,327 1 31,266,359 Pending settlement 0 4 1,223,727 34,930,454 Central Bank of Brazil deposits 0 9 1,278,350 9 5,990,681 National Housing System (SFH) 0 4 ,670 8,227 Correspondents 0 33,013 29,541 Interbank onlending 0 357,567 307,456 Interbranch accounts 0 381,128 2 36,233 Loan, lease and other credit operations 6 284,038,828 2 45,827,100 Operations with credit granting characteristics 3e 3 01,686,319 261,820,694 (Allowance for loan losses) 3f (17,647,491) (15,993,594) Other receivables 10a 140,326,224 1 09,595,573 Other assets 3g 2,611,259 2,496,428 Assets held for sale 0 1 ,542,044 1,343,861 (Valuation allowance) 0 (710,749) (600,557) Unearned reinsurance premiums 9,902 1 0,845 Prepaid expenses 3g and 10c 1 ,770,062 1 ,742,279 Long term receivables 0 411,424,167 3 88,688,389 Interbank investments 3b and 4 1,330,338 949,028 Money market 0 53,018 1 04,660 Interbank deposits 0 1,277,320 8 44,368 Securities and derivative financial instruments 3c, 3d and 5 1 32,138,195 121,776,809 Own portfolio 0 4 2,493,083 5 3,162,857 Subject to repurchase commitments 0 2 0,671,265 17,027,648 Pledged in guarantee 0 5 ,707,341 7 ,235,181 Securities under resale agreements with free movement 0 3 9,520,183 24,492,677 Deposited with the Central Bank of Brazil 570,365 680,732 Derivative financial instruments 0 12,755,113 10,437,592 Assets guaranteeing technical provisions 8b 1 0,420,845 8,740,122 Interbank accounts 0 52,280 115,481 Pending settlement 4 7,942 10,712 National Housing System (SFH) 4 ,338 1 04,769 Loan, lease and other credit operations 6 2 26,566,875 214,858,472 Operations with credit granting characteristics 3e 2 41,967,686 233,663,107 (Allowance for loan losses) 3f (15,400,811) (18,804,635) Other receivables 10a 5 0,857,960 50,407,995 Other assets - Prepaid Expenses 3g and 10c 478,519 5 80,604 Permanent assets 0 34,359,266 2 7,834,563 Investments 3h and 12a 12,963,437 5,488,978 Investments in associates and jointly controlled entities 0 1 2,677,505 5,188,219 Other investments 0 4 94,688 5 09,577 (Allowance for losses) 0 (208,756) (208,818) Real estate in use 3i and 12b l 6 ,336,188 6,275,216 Real estate in use 0 4 ,239,968 4,302,833 Other fixed assets 0 13,921,072 13,327,997 (Accumulated depreciation) 0 (11,824,852) (11,355,614) Goodwill and Intangible assets 3j, 3k and 12b ll 1 5,059,641 16,070,369 Goodwill 0 1 ,222,322 1 ,403,756 Intangible assets 0 2 4,237,046 22,414,601 (Accumulated amortization) 0 (10,399,727) (7,747,988) Total assets 1,651,424,567 1 ,524,353,773 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 56

ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (Note 2a) (In thousands of Reais) Liabilities Note 03/31/2019 03/31/2018 Current liabilities 9 11,467,520 8 09,145,837 Deposits 3b and 7b 3 09,181,469 2 75,528,080 Demand deposits - 7 4,756,861 66,430,270 Savings deposits - 1 36,612,950 122,412,259 Interbank deposits - 1 ,789,769 3 ,264,338 Time deposits - 96,018,909 83,418,546 Other deposits - 2 ,980 2 ,667 Deposits received under securities repurchase agreements 3b and 7c 2 67,686,315 2 38,834,557 Own portfolio - 72,835,387 79,117,798 Third-party portfolio - 181,717,028 1 43,645,491 Free portfolio - 13,133,900 1 6,071,268 Funds from acceptances and issuance of securities 3b and 7d 4 2,108,864 44,325,448 Real estate, mortgage, credit and similar notes - 34,309,276 3 3,360,475 Foreign borrowing through securities - 6 ,285,940 8 ,726,248 Structured operations certificates 1,513,648 2 ,238,725 Interbank accounts - 44,957,892 37,064,420 Pending settlement - 4 3,116,933 35,400,710 Correspondents - 1,840,959 1 ,663,710 Interbranch accounts - 5 ,848,822 5,441,925 Third-party funds in transit - 5,769,342 5,407,009 Internal transfer of funds - 7 9,480 3 4,916 Borrowing and onlending 3b and 7e 51,163,252 39,878,703 Borrowing - 4 5,855,066 3 2,666,962 Onlending - 5 ,308,186 7,211,741 Derivative financial instruments 3d and 5f 1 1,323,095 2 0,406,070 Technical provision for insurance, pension plan and capitalization 3m and 8a 1 ,711,957 1 ,950,323 Other liabilities - 1 77,485,854 1 45,716,311 Subordinated debt 7f 148,726 9 ,237,162 Sundry 10d 1 77,337,128 1 36,479,149 Long term liabilities - 604,968,048 582,070,372 Deposits 3b and 7b 152,305,597 1 32,420,554 Interbank deposits - 2 75,417 9 6,400 Time deposits - 152,030,180 1 32,324,154 Deposits received under securities repurchase agreements 3b and 7c 60,341,247 71,774,468 Own portfolio - 5 ,414,387 1 8,905,073 Free portfolio - 54,926,860 52,869,395 Funds from acceptances and issuance of securities 3b and 7d 7 4,931,164 7 0,911,059 Real estate, mortgage, credit and similar notes - 3 5,464,281 36,058,405 Foreign borrowing through securities - 3 8,752,037 3 2,689,590 Structured Operations Certificates 7 14,846 2 ,163,064 Borrowing and onlending 3b and 7e 18,466,580 23,351,620 Borrowing - 7 ,919,571 8 ,670,133 Onlending - 1 0,547,009 14,681,487 Derivative financial instruments 3d and 5f 1 6,275,950 1 3,949,340 Technical provision for insurance, pension plan and capitalization 3m and 8a 2 05,596,256 186,877,006 Other liabilities - 77,051,254 82,786,325 Subordinated debt 7f 41,563,305 36,273,419 Debt instruments eligible as capital 7f 10,868,258 6,730,052 Sundry 10d 2 4,619,691 3 9,782,854 Deferred income 3q 2,666,823 2 ,407,522 Capital - 9 7,148,000 97,148,000 Capital reserves - 1,559,417 1,460,078 Revenue reserves - 25,063,516 2 3,868,800 Asset valuation adjustment 3c, 3d and 13e (2,612,478) (2,469,536) (Treasury shares) - (1,334,166) (1,496,114) Total stockholders' equity of controlling shareholders 13 119,824,289 118,511,228 Non-controlling interests 1 2,497,887 1 2,218,814 Total stockholders' equity 13f 132,322,176 1 30,730,042 Total liabilities and stockholders' equity 1 ,651,424,567 1,524,353,773 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 57 ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (Note 2a) (In thousands of Reais) Liabilities Note 03/31/2019 03/31/2018 Current liabilities 9 11,467,520 8 09,145,837 Deposits 3b and 7b 3 09,181,469 2 75,528,080 Demand deposits - 7 4,756,861 66,430,270 Savings deposits - 1 36,612,950 122,412,259 Interbank deposits - 1 ,789,769 3 ,264,338 Time deposits - 96,018,909 83,418,546 Other deposits - 2 ,980 2 ,667 Deposits received under securities repurchase agreements 3b and 7c 2 67,686,315 2 38,834,557 Own portfolio - 72,835,387 79,117,798 Third-party portfolio - 181,717,028 1 43,645,491 Free portfolio - 13,133,900 1 6,071,268 Funds from acceptances and issuance of securities 3b and 7d 4 2,108,864 44,325,448 Real estate, mortgage, credit and similar notes - 34,309,276 3 3,360,475 Foreign borrowing through securities - 6 ,285,940 8 ,726,248 Structured operations certificates 1,513,648 2 ,238,725 Interbank accounts - 44,957,892 37,064,420 Pending settlement - 4 3,116,933 35,400,710 Correspondents - 1,840,959 1 ,663,710 Interbranch accounts - 5 ,848,822 5,441,925 Third-party funds in transit - 5,769,342 5,407,009 Internal transfer of funds - 7 9,480 3 4,916 Borrowing and onlending 3b and 7e 51,163,252 39,878,703 Borrowing - 4 5,855,066 3 2,666,962 Onlending - 5 ,308,186 7,211,741 Derivative financial instruments 3d and 5f 1 1,323,095 2 0,406,070 Technical provision for insurance, pension plan and capitalization 3m and 8a 1 ,711,957 1 ,950,323 Other liabilities - 1 77,485,854 1 45,716,311 Subordinated debt 7f 148,726 9 ,237,162 Sundry 10d 1 77,337,128 1 36,479,149 Long term liabilities - 604,968,048 582,070,372 Deposits 3b and 7b 152,305,597 1 32,420,554 Interbank deposits - 2 75,417 9 6,400 Time deposits - 152,030,180 1 32,324,154 Deposits received under securities repurchase agreements 3b and 7c 60,341,247 71,774,468 Own portfolio - 5 ,414,387 1 8,905,073 Free portfolio - 54,926,860 52,869,395 Funds from acceptances and issuance of securities 3b and 7d 7 4,931,164 7 0,911,059 Real estate, mortgage, credit and similar notes - 3 5,464,281 36,058,405 Foreign borrowing through securities - 3 8,752,037 3 2,689,590 Structured Operations Certificates 7 14,846 2 ,163,064 Borrowing and onlending 3b and 7e 18,466,580 23,351,620 Borrowing - 7 ,919,571 8 ,670,133 Onlending - 1 0,547,009 14,681,487 Derivative financial instruments 3d and 5f 1 6,275,950 1 3,949,340 Technical provision for insurance, pension plan and capitalization 3m and 8a 2 05,596,256 186,877,006 Other liabilities - 77,051,254 82,786,325 Subordinated debt 7f 41,563,305 36,273,419 Debt instruments eligible as capital 7f 10,868,258 6,730,052 Sundry 10d 2 4,619,691 3 9,782,854 Deferred income 3q 2,666,823 2 ,407,522 Capital - 9 7,148,000 97,148,000 Capital reserves - 1,559,417 1,460,078 Revenue reserves - 25,063,516 2 3,868,800 Asset valuation adjustment 3c, 3d and 13e (2,612,478) (2,469,536) (Treasury shares) - (1,334,166) (1,496,114) Total stockholders' equity of controlling shareholders 13 119,824,289 118,511,228 Non-controlling interests 1 2,497,887 1 2,218,814 Total stockholders' equity 13f 132,322,176 1 30,730,042 Total liabilities and stockholders' equity 1 ,651,424,567 1,524,353,773 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 57

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Income (Note 2a) (In thousands of Reais) 01/01 to 01/01 to Note 03/31/2019 03/31/2018 Income related to financial operations 36,148,069 33,205,553 Loan, lease and other credit operations - 18,994,043 1 7,520,661 Securities and derivative financial instruments - 1 0,914,472 1 0,602,647 Financial income related to insurance, pension plan and capitalization operations 8c 4 ,094,095 3 ,745,509 Foreign exchange operations - 9 10,314 (1 8,338) Compulsory deposits - 1 ,235,145 1 ,355,074 Expenses related to financial operations - (19,306,849) (17,307,772) Money market - (1 3,321,807) (1 2,579,011) Financial expenses on technical provisions for insurance, pension plan and capitalization 8c (3 ,911,998) (3,613,154) Borrowing and onlending 7e (2 ,073,044) (1,115,607) Income related to financial operations before loan and losses - 16,841,220 15,897,781 Result of allowance for loan losses 6 (3,372,075) (3,135,134) Expenses for allowance for loan losses - (4 ,157,503) (3,910,831) Income related to recovery of credits written off as loss - 785,428 775,697 Gross income related to financial operations - 13,469,145 12,762,647 Other operating revenues (expenses) - (3,597,368) (3,426,095) Banking service fees 10e 6,216,272 6,137,596 Income related to bank charges 10f 3 ,228,686 3 ,167,380 Result from insurance, pension plan and capitalization operations 8c 890,367 881,551 Personnel expenses 10g (5,850,199) (5 ,543,433) Other administrative expenses 10h (4,861,640) (4,564,622) Tax expenses 3p and 11a II (1 ,821,544) (1 ,807,984) Equity in earnings of affiliates, jointly controlled entities and other investments 240,923 1 35,584 Other operating revenues 4 02,878 2 43,676 Other operating expenses 10i (2,043,111) (2 ,075,843) Operating income - 9,871,777 9,336,552 Non-operating income (1 0,997) 62,502 Income before taxes on income and profit sharing - 9,860,780 9,399,054 Income tax and social contribution 3p and 11a I (2,969,030) (3,085,232) Due on operations for the period - (1,957,525) (1 ,717,218) Related to temporary differences - (1,011,505) (1,368,014) Profit sharing – Management Members - Statutory - (91,853) (44,072) Non-controlling interests 13f (9 0,189) 1 0,568 Net income 6,709,708 6,280,318 Weighted average of the number of outstanding shares 13a 9,728,586,278 9,714,380,920 Net income per share – R$ 0 .69 0.65 Book value per share - R$ (outstanding at 03/31) 12.30 1 2.18 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 58 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Income (Note 2a) (In thousands of Reais) 01/01 to 01/01 to Note 03/31/2019 03/31/2018 Income related to financial operations 36,148,069 33,205,553 Loan, lease and other credit operations - 18,994,043 1 7,520,661 Securities and derivative financial instruments - 1 0,914,472 1 0,602,647 Financial income related to insurance, pension plan and capitalization operations 8c 4 ,094,095 3 ,745,509 Foreign exchange operations - 9 10,314 (1 8,338) Compulsory deposits - 1 ,235,145 1 ,355,074 Expenses related to financial operations - (19,306,849) (17,307,772) Money market - (1 3,321,807) (1 2,579,011) Financial expenses on technical provisions for insurance, pension plan and capitalization 8c (3 ,911,998) (3,613,154) Borrowing and onlending 7e (2 ,073,044) (1,115,607) Income related to financial operations before loan and losses - 16,841,220 15,897,781 Result of allowance for loan losses 6 (3,372,075) (3,135,134) Expenses for allowance for loan losses - (4 ,157,503) (3,910,831) Income related to recovery of credits written off as loss - 785,428 775,697 Gross income related to financial operations - 13,469,145 12,762,647 Other operating revenues (expenses) - (3,597,368) (3,426,095) Banking service fees 10e 6,216,272 6,137,596 Income related to bank charges 10f 3 ,228,686 3 ,167,380 Result from insurance, pension plan and capitalization operations 8c 890,367 881,551 Personnel expenses 10g (5,850,199) (5 ,543,433) Other administrative expenses 10h (4,861,640) (4,564,622) Tax expenses 3p and 11a II (1 ,821,544) (1 ,807,984) Equity in earnings of affiliates, jointly controlled entities and other investments 240,923 1 35,584 Other operating revenues 4 02,878 2 43,676 Other operating expenses 10i (2,043,111) (2 ,075,843) Operating income - 9,871,777 9,336,552 Non-operating income (1 0,997) 62,502 Income before taxes on income and profit sharing - 9,860,780 9,399,054 Income tax and social contribution 3p and 11a I (2,969,030) (3,085,232) Due on operations for the period - (1,957,525) (1 ,717,218) Related to temporary differences - (1,011,505) (1,368,014) Profit sharing – Management Members - Statutory - (91,853) (44,072) Non-controlling interests 13f (9 0,189) 1 0,568 Net income 6,709,708 6,280,318 Weighted average of the number of outstanding shares 13a 9,728,586,278 9,714,380,920 Net income per share – R$ 0 .69 0.65 Book value per share - R$ (outstanding at 03/31) 12.30 1 2.18 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 58

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Cash Flows
(In thousands of Reais)

	Note	01/01 to 03/31/2019	01/01 to 03/31/2018
Adjusted net income		**14,808,081**	**15,337,375**
Net income		6,709,708	6,280,318
Adjustments to net income:		8,098,373	9,057,057
Share-based payment		(561,560)	(630,508)
Adjustment to market value of securities and derivative financial instruments (assets / liabilities)		(398,979)	796,841
Effects of changes in exchange rates on cash and cash equivalents		1,458,229	71,416
Allowance for loan losses	6c	4,157,503	3,910,831
Interest and foreign exchange expenses related to operations with subordinated debt		725,400	1,069,315
Change in technical provisions for pension plan and capitalization	8c	3,384,229	3,613,154
Depreciation and amortization		1,099,211	1,014,039
Interest expenses related to provision for contingent and legal liabilities	9b	334,867	309,698
Provision for contingent and legal liabilities	9b	89,080	278,989
Interest income related to escrow deposits	9b	(52,425)	(46,423)
Deferred taxes (excluding hedge tax effects)		1,121,516	1,786,916
Equity in earnings of affiliates, jointly controlled entities and other investments		(240,923)	(135,584)
Interest and foreign exchange income related to available-for-sale securities		(2,309,110)	(2,230,867)
Interest and foreign exchange income related to held-to-maturity securities		(775,006)	(559,036)
(Gain) loss on sale of available-for-sale financial assets		17,394	(163,989)
(Gain) loss on sale of investments, assets held for sale and fixed assets		46,043	(40,160)
Non-controlling interests	13f	90,189	(10,568)
Other		(87,285)	22,993
Change in assets and liabilities		**(24,955,809)**	**(12,366,545)**
(Increase) decrease in assets		**(15,776,067)**	**(8,742,822)**
Interbank investments		(1,032,068)	(5,482,593)
Securities and derivative financial instruments (assets / liabilities)		(257,512)	(1,669,790)
Compulsory deposits with the Central Bank of Brazil		2,869,892	2,846,260
Interbank and interbranch accounts (assets / liabilities)		519,283	1,708,237
Loan, lease and other credit operations		(15,488,741)	(6,466,917)
Other receivables and other assets		(2,386,921)	321,981
(Decrease) increase in liabilities		**(9,179,742)**	**(3,623,723)**
Deposits		(1,937,311)	5,010,727
Deposits received under securities repurchase agreements		(15,208,900)	(13,300,981)
Funds for issuance of securities		5,474,106	7,655,483
Borrowing and onlending		1,682,640	(210,717)
Technical provision for insurance, pension plan and capitalization		515,468	1,491,677
Other liabilities		2,302,090	(2,139,436)
Deferred income		41,837	(25,948)
Payment of income tax and social contribution		(2,049,672)	(2,104,528)
Net cash provided by (used in) operating activities		**(10,147,728)**	**2,970,830**
Dividends / Interest on capital received from associates and jointly controlled entities		36,312	112,775
Funds received from sale of available-for-sale securities		5,448,763	3,015,630
Funds received from redemption of held-to-maturity securities		1,438,552	10,083,167
(Purchase)/Disposal of Assets held for sale		(25,297)	(26,833)
Disposal of investments		81,436	94,886
Sale of fixed assets		11,479	75,950
(Purchase) of available-for-sale securities		(8,879,307)	(5,940,840)
(Purchase) of held-to-maturity securities		(51,430)	(532,238)
(Purchase) of investments		(1,481)	(6,607)
(Purchase) of fixed assets	12b I	(344,133)	(212,471)
(Purchase) of intangible assets	12b II	(606,125)	(281,808)
Net cash provided by (used in) investment activities		**(2,891,231)**	**6,381,611**
Increase in subordinated debt		3,050,000	2,492,850
Decrease in subordinated debt		(507,835)	(4,017,407)
Change in non-controlling interests		204,954	312,487
Granting of stock options		683,445	1,069,207
Dividends and interest on capital paid to non-controlling interests		(164,318)	(96,839)
Dividends and interest on capital paid		(16,932,442)	(14,559,529)
Net cash provided by (used in) financing activities		**(13,666,196)**	**(14,799,231)**
Net increase (decrease) in cash and cash equivalents		**(26,705,155)**	**(5,446,790)**
Cash and cash equivalents at the beginning of the period		100,901,960	71,235,353
Effects of changes in exchange rates on cash and cash equivalents		(1,458,229)	(71,416)
Cash and cash equivalents at the end of the period	3a	72,738,576	65,717,147
Cash		30,376,248	25,444,060
Interbank deposits		5,157,530	4,605,500
Securities purchased under agreements to resell - Funded position		37,204,798	35,667,587

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 | 59

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Added Value (In thousands of Reais) 01/01 to 01/01 to Note 03/31/2019 03/31/2018 Income 4 3,503,200 40,563,124 Financial operations 36,148,069 33,205,553 Banking services 10e and f 9,444,958 9 ,304,976 Result from insurance, pension plan and capitalization operations 8 90,367 881,551 Result from loan losses 6 (3,372,075) (3,135,134) Other 391,881 306,178 Expenses (2 1,349,960) (1 9,383,615) Financial operations (1 9,306,849) (1 7,307,772) Other (2,043,111) (2,075,843) Inputs purchased from third parties (3,827,454) (3 ,537,759) Materials, energy and others 10h (8 5,697) (78,355) Third-party services 10h (1,085,757) (1,019,788) Other (2 ,656,000) (2 ,439,616) Data processing and telecommunications 10h (1,070,003) (1 ,008,006) Advertising, promotions and publication 10h (282,751) (2 48,343) Installations (458,967) (393,163) Transportation 10h (88,114) (8 3,992) Security 10h (1 93,185) (190,174) Travel expenses 10h (51,010) (4 5,676) Other (511,970) (4 70,262) Gross added value 1 8,325,786 17,641,750 Depreciation and amortization 10h (706,548) (632,396) Net added value produced by the company 17,619,238 1 7,009,354 Added value received through transfer - Equity income 240,923 1 35,584 Total added value to be distributed 1 7,860,161 1 7,144,938 Distribution of added value 17,860,161 17,144,938 Personnel 5 ,266,207 29.5% 4,901,213 28.6% Compensation 4,018,996 22.5% 3,712,432 21.7% Benefits 1 ,009,862 5.7% 967,259 5.6% FGTS – government severance pay fund 237,349 1.3% 2 21,522 1.3% Taxes, fees and contributions 5,466,419 30.6% 5,579,508 32.5% Federal 5 ,113,826 28.6% 5 ,185,643 30.2% State 6 0.0% 34 0.0% Municipal 352,587 2.0% 393,831 2.3% Return on third parties’ assets - Rent 327,638 1.8% 3 94,467 2.3% Return on own assets 6 ,799,897 38.1% 6,269,750 36.6% Dividends and interest on capital 2 ,406,803 13.5% 2 ,349,835 13.7% Retained earnings / (loss) attributable to controlling shareholders 4,302,905 24.1% 3,930,483 22.9% Retained earnings / (loss) attributable to non-controlling shareholders 90,189 0.5% (10,568) -0.1% The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 60 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Added Value (In thousands of Reais) 01/01 to 01/01 to Note 03/31/2019 03/31/2018 Income 4 3,503,200 40,563,124 Financial operations 36,148,069 33,205,553 Banking services 10e and f 9,444,958 9 ,304,976 Result from insurance, pension plan and capitalization operations 8 90,367 881,551 Result from loan losses 6 (3,372,075) (3,135,134) Other 391,881 306,178 Expenses (2 1,349,960) (1 9,383,615) Financial operations (1 9,306,849) (1 7,307,772) Other (2,043,111) (2,075,843) Inputs purchased from third parties (3,827,454) (3 ,537,759) Materials, energy and others 10h (8 5,697) (78,355) Third-party services 10h (1,085,757) (1,019,788) Other (2 ,656,000) (2 ,439,616) Data processing and telecommunications 10h (1,070,003) (1 ,008,006) Advertising, promotions and publication 10h (282,751) (2 48,343) Installations (458,967) (393,163) Transportation 10h (88,114) (8 3,992) Security 10h (1 93,185) (190,174) Travel expenses 10h (51,010) (4 5,676) Other (511,970) (4 70,262) Gross added value 1 8,325,786 17,641,750 Depreciation and amortization 10h (706,548) (632,396) Net added value produced by the company 17,619,238 1 7,009,354 Added value received through transfer - Equity income 240,923 1 35,584 Total added value to be distributed 1 7,860,161 1 7,144,938 Distribution of added value 17,860,161 17,144,938 Personnel 5 ,266,207 29.5% 4,901,213 28.6% Compensation 4,018,996 22.5% 3,712,432 21.7% Benefits 1 ,009,862 5.7% 967,259 5.6% FGTS – government severance pay fund 237,349 1.3% 2 21,522 1.3% Taxes, fees and contributions 5,466,419 30.6% 5,579,508 32.5% Federal 5 ,113,826 28.6% 5 ,185,643 30.2% State 6 0.0% 34 0.0% Municipal 352,587 2.0% 393,831 2.3% Return on third parties’ assets - Rent 327,638 1.8% 3 94,467 2.3% Return on own assets 6 ,799,897 38.1% 6,269,750 36.6% Dividends and interest on capital 2 ,406,803 13.5% 2 ,349,835 13.7% Retained earnings / (loss) attributable to controlling shareholders 4,302,905 24.1% 3,930,483 22.9% Retained earnings / (loss) attributable to non-controlling shareholders 90,189 0.5% (10,568) -0.1% The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 60

ITAÚ UNIBANCO HOLDING S.A. Balance Sheet (In thousands of Reais) Assets Note 03/31/2019 03/31/2018 Current assets 20,059,187 16,104,361 Cash - 5 8,415 597,941 Interbank investments 3b and 4 4 ,315,162 3,614,196 Money market - 4,315,162 99,002 Interbank deposits - - 3,515,194 Securities and derivative financial instruments 3c,3d and 5 11,069,883 10,510,936 Own portfolio - 11,012,837 10,510,936 Derivative Financial Instruments - 5 7,046 - Other receivables - 4,594,507 1,359,802 Income receivable 3,331,012 609,642 Deferred tax assets 11b I 260,143 102,536 Deposits in guarantee for contingent, provisions and legal obrigations 108 92 Sundry 1,003,244 647,532 Other assets – prepaid expenses 3g 2 1,220 21,486 Long term receivables - 45,949,494 76,873,959 Interbank investments – interbank deposits 3b and 4 4 1,826,724 73,875,967 Securities and derivative financial instruments 3c, 3d and 5 1 ,246,375 51,832 Own portfolio - - 2,308 Derivative Financial Instruments - 1,246,375 49,524 Other receivables 2,876,395 2,946,160 Deferred tax assets 11b I 474,861 1,157,927 Deposits in guarantee for contingent, provisions and legal obrigations 1 6,559 17,121 Sundry 2 ,384,975 1,771,112 Permanent assets - 1 14,849,507 92,323,480 Investments - Investments in subsidiaries 3h and 12a 1 14,849,284 92,323,437 Real estate in use 3i 223 43 Total assets 1 80,858,188 185,301,800 Liabilities Current liabilities 1 3,137,315 25,570,227 Deposits 3b and 7b 1 1,346,587 16,686,350 Demand deposits 9 ,295,633 - Interbank deposits 2 ,050,954 16,686,350 Funds from acceptance and issuance of securities 3b and 7d 4,781 3,580,468 Derivative Financial Instruments 3d and 5f 1 ,669 3,722,890 Other liabilities - 1,784,278 1,580,519 Social and statutory 14b II 1 ,543,601 1,442,297 Tax and social security contributions 3n, 3p and 11c 2 13,533 125,407 Sundry 2 7,144 12,815 Long term liabilities 4 7,824,210 39,996,360 Deposits - Interbank deposits 3b and 7b 5,513,718 6,423,326 Derivative Financial Instruments 3d and 5f 33,260 200,571 Other liabilities 42,277,232 33,372,463 Tax and social security contributions 3n, 3p and 11c 306,438 187,202 Subordinated debt 7f 30,892,106 26,236,815 Provisions civies and labor 2 01,066 198,231 Debt instruments eligible as capital 7f 1 0,868,258 6,730,052 Sundry 9,364 20,163 Stockholders' equity 13 119,896,663 119,735,213 Capital - 9 7,148,000 97,148,000 Capital reserves 1 ,559,417 1,460,078 Revenue reserves - 2 2,849,665 23,719,695 Asset valuation adjustment 3c and 3d (3 26,253) (1,096,446) (Treasury shares) - (1,334,166) (1,496,114) Total liabilities - 1 80,858,188 185,301,800 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 61 ITAÚ UNIBANCO HOLDING S.A. Balance Sheet (In thousands of Reais) Assets Note 03/31/2019 03/31/2018 Current assets 20,059,187 16,104,361 Cash - 5 8,415 597,941 Interbank investments 3b and 4 4 ,315,162 3,614,196 Money market - 4,315,162 99,002 Interbank deposits - - 3,515,194 Securities and derivative financial instruments 3c,3d and 5 11,069,883 10,510,936 Own portfolio - 11,012,837 10,510,936 Derivative Financial Instruments - 5 7,046 - Other receivables - 4,594,507 1,359,802 Income receivable 3,331,012 609,642 Deferred tax assets 11b I 260,143 102,536 Deposits in guarantee for contingent, provisions and legal obrigations 108 92 Sundry 1,003,244 647,532 Other assets – prepaid expenses 3g 2 1,220 21,486 Long term receivables - 45,949,494 76,873,959 Interbank investments – interbank deposits 3b and 4 4 1,826,724 73,875,967 Securities and derivative financial instruments 3c, 3d and 5 1 ,246,375 51,832 Own portfolio - - 2,308 Derivative Financial Instruments - 1,246,375 49,524 Other receivables 2,876,395 2,946,160 Deferred tax assets 11b I 474,861 1,157,927 Deposits in guarantee for contingent, provisions and legal obrigations 1 6,559 17,121 Sundry 2 ,384,975 1,771,112 Permanent assets - 1 14,849,507 92,323,480 Investments - Investments in subsidiaries 3h and 12a 1 14,849,284 92,323,437 Real estate in use 3i 223 43 Total assets 1 80,858,188 185,301,800 Liabilities Current liabilities 1 3,137,315 25,570,227 Deposits 3b and 7b 1 1,346,587 16,686,350 Demand deposits 9 ,295,633 - Interbank deposits 2 ,050,954 16,686,350 Funds from acceptance and issuance of securities 3b and 7d 4,781 3,580,468 Derivative Financial Instruments 3d and 5f 1 ,669 3,722,890 Other liabilities - 1,784,278 1,580,519 Social and statutory 14b II 1 ,543,601 1,442,297 Tax and social security contributions 3n, 3p and 11c 2 13,533 125,407 Sundry 2 7,144 12,815 Long term liabilities 4 7,824,210 39,996,360 Deposits - Interbank deposits 3b and 7b 5,513,718 6,423,326 Derivative Financial Instruments 3d and 5f 33,260 200,571 Other liabilities 42,277,232 33,372,463 Tax and social security contributions 3n, 3p and 11c 306,438 187,202 Subordinated debt 7f 30,892,106 26,236,815 Provisions civies and labor 2 01,066 198,231 Debt instruments eligible as capital 7f 1 0,868,258 6,730,052 Sundry 9,364 20,163 Stockholders' equity 13 119,896,663 119,735,213 Capital - 9 7,148,000 97,148,000 Capital reserves 1 ,559,417 1,460,078 Revenue reserves - 2 2,849,665 23,719,695 Asset valuation adjustment 3c and 3d (3 26,253) (1,096,446) (Treasury shares) - (1,334,166) (1,496,114) Total liabilities - 1 80,858,188 185,301,800 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 61

ITAÚ UNIBANCO HOLDING S.A. Statement of Income (In thousands of Reais) 01/01 to 01/01 to Note 03/31/2019 03/31/2018 Income related to financial operations 1,505,153 1,080,704 Securities and derivative financial instruments 0 1,505,153 1 ,080,704 Expenses related to financial operations 0 (734,501) (7 04,175) Money market (7 34,501) (7 04,175) Gross income related to financial operations 7 70,652 376,529 Other operating revenues (expenses) 0 5,837,412 4,255,811 Personnel expenses 0 (4 1,853) (37,808) Other administrative expenses 0 (4 7,589) (3 7,992) Tax expenses 11a II (1 08,517) (7 2,645) Equity in earnings of subsidiaries 12a 6 ,038,517 4 ,414,446 Other operating revenues (expenses) 0 (3,146) (1 0,190) Operating income 0 6,608,064 4,632,340 Non-operating income 0 1 4,816 1 ,087 Income before taxes on income and profit sharing 0 6 ,622,880 4,633,427 Income tax and social contribution 3p (1 15,347) 903,885 Due on operations for the period (137,898) (1 7,023) Related to temporary differences 22,551 9 20,908 Profit sharing – Management Members - Statutory (7 ,211) 1 ,796 Net income 6,500,322 5,539,108 Weighted average of the number of outstanding shares 13a 9,728,586,278 9,714,380,920 Net income per share – R$ 0 .67 0.57 Book value per share - R$ (outstanding at 03/31) 12.31 12.30 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 62 ITAÚ UNIBANCO HOLDING S.A. Statement of Income (In thousands of Reais) 01/01 to 01/01 to Note 03/31/2019 03/31/2018 Income related to financial operations 1,505,153 1,080,704 Securities and derivative financial instruments 0 1,505,153 1 ,080,704 Expenses related to financial operations 0 (734,501) (7 04,175) Money market (7 34,501) (7 04,175) Gross income related to financial operations 7 70,652 376,529 Other operating revenues (expenses) 0 5,837,412 4,255,811 Personnel expenses 0 (4 1,853) (37,808) Other administrative expenses 0 (4 7,589) (3 7,992) Tax expenses 11a II (1 08,517) (7 2,645) Equity in earnings of subsidiaries 12a 6 ,038,517 4 ,414,446 Other operating revenues (expenses) 0 (3,146) (1 0,190) Operating income 0 6,608,064 4,632,340 Non-operating income 0 1 4,816 1 ,087 Income before taxes on income and profit sharing 0 6 ,622,880 4,633,427 Income tax and social contribution 3p (1 15,347) 903,885 Due on operations for the period (137,898) (1 7,023) Related to temporary differences 22,551 9 20,908 Profit sharing – Management Members - Statutory (7 ,211) 1 ,796 Net income 6,500,322 5,539,108 Weighted average of the number of outstanding shares 13a 9,728,586,278 9,714,380,920 Net income per share – R$ 0 .67 0.57 Book value per share - R$ (outstanding at 03/31) 12.31 12.30 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 62

ITAÚ UNIBANCO HOLDING S.A. Statement of Changes in Stockholders’ Equity (Note 13) (In thousands of Reais) Capital Asset valuation Retained (Treasury Capital Revenue reserves Total reserves adjustment earnings shares) Balance at 01/01/2018 9 7,148,000 1 ,733,611 3 3,806,424 (1,437,328) - (2,742,767) 128,507,940 Cancellation of shares – Meeting of the Board of Directors at February 22, 2018 - - (534,421) - - 5 34,421 - Result of delivery of treasure shares - 3 56,975 - - - 712,232 1,069,207 Recognition of stock-based payment plans - (630,508) - - - - (630,508) Payment of interest on capital on 03/07/2018 – declared after 12/31/2017 - R$ 2.1126 per share - - (13,672,862) - - - (13,672,862) Asset valuation adjustments: Change in adjustment to market value - - - 95,685 - - 95,685 Remeasurements in liabilities of post-employment benefits - - - (4,692) - - (4,692) Foreign exchange variation on investments abroad/ Hedge of net investment in foreign operations - - - 2 49,889 - - 249,889 Net income - - - - 5,539,108 - 5,539,108 Appropriations: Legal reserve - - 276,955 - (276,955) - - Statutory reserves - - 2 ,912,318 - (2,912,318) - - Dividends and interest on capital - - 9 31,281 - (2,349,835) - (1,418,554) Balance at 03/31/2018 9 7,148,000 1 ,460,078 23,719,695 (1,096,446) - (1,496,114) 119,735,213 Changes in the period - (273,533) (10,086,729) 340,882 - 1,246,653 (8,772,727) Balance at 01/01/2019 97,148,000 1 ,923,056 35,379,671 (767,956) - (1,819,690) 131,863,081 Result of delivery of treasure shares - 3 45,152 - - - 485,524 8 30,676 Recognition of stock-based payment plans - (708,791) - - - - (708,791) Payment of interest on capital on 03/07/2019 – declared after 12/31/2018 - R$ 1.8001 per share - - (17,500,298) - - - (17,500,298) Unclaimed dividends - - - - 1 3,797 - 13,797 Asset valuation adjustments: Change in adjustment to market value - - - 423,377 - - 423,377 Remeasurements in liabilities of post-employment benefits - - - (3,338) - - (3,338) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations - - - 21,664 - - 2 1,664 Net income - - - - 6,500,322 - 6 ,500,322 Appropriations: Legal reserve - - 325,016 - (325,016) - - Statutory reserves - - 3 ,782,300 - (3,782,300) - - Dividends - - 862,976 - (2,406,803) - (1,543,827) Balance at 03/31/2019 9 7,148,000 1,559,417 22,849,665 (326,253) - (1,334,166) 1 19,896,663 Changes in the period - (363,639) (12,530,006) 441,703 - 4 85,524 (11,966,418) The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 63 ITAÚ UNIBANCO HOLDING S.A. Statement of Changes in Stockholders’ Equity (Note 13) (In thousands of Reais) Capital Asset valuation Retained (Treasury Capital Revenue reserves Total reserves adjustment earnings shares) Balance at 01/01/2018 9 7,148,000 1 ,733,611 3 3,806,424 (1,437,328) - (2,742,767) 128,507,940 Cancellation of shares – Meeting of the Board of Directors at February 22, 2018 - - (534,421) - - 5 34,421 - Result of delivery of treasure shares - 3 56,975 - - - 712,232 1,069,207 Recognition of stock-based payment plans - (630,508) - - - - (630,508) Payment of interest on capital on 03/07/2018 – declared after 12/31/2017 - R$ 2.1126 per share - - (13,672,862) - - - (13,672,862) Asset valuation adjustments: Change in adjustment to market value - - - 95,685 - - 95,685 Remeasurements in liabilities of post-employment benefits - - - (4,692) - - (4,692) Foreign exchange variation on investments abroad/ Hedge of net investment in foreign operations - - - 2 49,889 - - 249,889 Net income - - - - 5,539,108 - 5,539,108 Appropriations: Legal reserve - - 276,955 - (276,955) - - Statutory reserves - - 2 ,912,318 - (2,912,318) - - Dividends and interest on capital - - 9 31,281 - (2,349,835) - (1,418,554) Balance at 03/31/2018 9 7,148,000 1 ,460,078 23,719,695 (1,096,446) - (1,496,114) 119,735,213 Changes in the period - (273,533) (10,086,729) 340,882 - 1,246,653 (8,772,727) Balance at 01/01/2019 97,148,000 1 ,923,056 35,379,671 (767,956) - (1,819,690) 131,863,081 Result of delivery of treasure shares - 3 45,152 - - - 485,524 8 30,676 Recognition of stock-based payment plans - (708,791) - - - - (708,791) Payment of interest on capital on 03/07/2019 – declared after 12/31/2018 - R$ 1.8001 per share - - (17,500,298) - - - (17,500,298) Unclaimed dividends - - - - 1 3,797 - 13,797 Asset valuation adjustments: Change in adjustment to market value - - - 423,377 - - 423,377 Remeasurements in liabilities of post-employment benefits - - - (3,338) - - (3,338) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations - - - 21,664 - - 2 1,664 Net income - - - - 6,500,322 - 6 ,500,322 Appropriations: Legal reserve - - 325,016 - (325,016) - - Statutory reserves - - 3 ,782,300 - (3,782,300) - - Dividends - - 862,976 - (2,406,803) - (1,543,827) Balance at 03/31/2019 9 7,148,000 1,559,417 22,849,665 (326,253) - (1,334,166) 1 19,896,663 Changes in the period - (363,639) (12,530,006) 441,703 - 4 85,524 (11,966,418) The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 63

ITAÚ UNIBANCO HOLDING S.A.

Statement of Cash Flows

(In thousands of Reais)

	Note	01/01 to 03/31/2019	01/01 to 03/31/2018
Adjusted net income		**(2,788,374)**	**52,380**
Net income		6,500,322	5,539,108
Adjustments to net income:		(9,288,696)	(5,486,728)
Granted options recognized and share-based payment – variable compensation		(561,560)	(630,508)
Interest and foreign exchange expense related to operations with subordinated debt		649,855	494,258
Deferred taxes		(22,551)	(920,908)
Equity in earnings of subsidiaries	12a	(6,038,517)	(4,414,446)
Amortization of goodwill		11,289	12,873
Effects of changes in exchange rates on cash and cash equivalents		(3,327,227)	(28,001)
Other		15	4
Change in assets and liabilities		**13,447,738**	**17,212,829**
(Increase)/decrease in interbank investments		23,155,825	5,175,105
(Increase)/decrease in securities and derivative financial instruments (assets / liabilities)		447,796	9,447,721
(Increase)/decrease in other receivables and other assets		641,829	575,302
Increase/(decrease) in deposits		(10,136,874)	190,831
Increase/(decrease) in funds for issuance of securities		(1,836)	79,079
Increase/(decrease) in other liabilities		(646,000)	1,783,885
Payment of income tax and social contribution		(13,002)	(39,094)
Net cash provided by (used in) operating activities		**10,659,364**	**17,265,209**
Interest on capital end dividends received		289,953	1,513,491
(Purchase)/disposa\ sale of investments		-	(5,000,000)
Net cash provided by (used in) investment activities		**289,953**	**(3,486,509)**
Increase in subordinated debt		3,050,000	-
Decrease in subordinated debt		(350,749)	(362,502)
Granting of stock options		683,445	1,069,207
Dividends and interest on capital paid		(16,932,442)	(14,559,529)
Net cash provided by (used in) financing activities		**(13,549,746)**	**(13,852,824)**
Net increase/(decrease) in cash and cash equivalents		**(2,600,429)**	**(74,124)**
Cash and cash equivalents at the beginning of the period		3,646,779	743,066
Effects of changes in exchange rates on cash and cash equivalents		3,327,227	28,001
Cash and cash equivalents at the end of the period	3a	4,373,577	696,943
Cash		58,415	597,941
Securities purchased under agreements to resell - Funded position		4,315,162	99,002

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 | 64

ITAÚ UNIBANCO HOLDING S.A. Statement of Added Value (In thousands of Reais) 01/01 to 01/01 to Note 03/31/2019 03/31/2018 Income 1,507,509 2,067,730 Financial operations 1,505,153 1,080,704 Other 2,356 987,026 Expenses (748,877) (719,900) Financial operations (734,501) (704,175) Other (14,376) (15,725) Inputs purchased from third parties (47,376) (37,814) Third-party services (11,888) (2,141) Advertising, promotions and publication (22,287) (15,826) Expenses for financial system services (9,441) (15,666) Other (3,760) (4,181) Gross added value 711,256 1,310,016 Deprecitation and amortization (11,304) (12,877) Net added value produced by the company 699,952 1,297,139 Added value received through transfer - Equity income 12a 6,038,517 4,414,446 Total added value to be distributed 6,738,469 5,711,585 Distribution of added value 6,738,469 5,711,585 Personnel 26,142 6,173 Compensation 25,022 5,304 Benefits 1,031 771 FGTS – government severance pay fund 89 98 Taxes, fees and contributions 211,792 166,126 Federal 211,792 166,105 Municipal - 21 Return on third parties’ assets - rent 213 178 Return on own assets 6,500,322 5,539,108 Dividends and interest on capital 2,406,803 2,349,835 Retained earnings for the period 4,093,519 3,189,273 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 65 ITAÚ UNIBANCO HOLDING S.A. Statement of Added Value (In thousands of Reais) 01/01 to 01/01 to Note 03/31/2019 03/31/2018 Income 1,507,509 2,067,730 Financial operations 1,505,153 1,080,704 Other 2,356 987,026 Expenses (748,877) (719,900) Financial operations (734,501) (704,175) Other (14,376) (15,725) Inputs purchased from third parties (47,376) (37,814) Third-party services (11,888) (2,141) Advertising, promotions and publication (22,287) (15,826) Expenses for financial system services (9,441) (15,666) Other (3,760) (4,181) Gross added value 711,256 1,310,016 Deprecitation and amortization (11,304) (12,877) Net added value produced by the company 699,952 1,297,139 Added value received through transfer - Equity income 12a 6,038,517 4,414,446 Total added value to be distributed 6,738,469 5,711,585 Distribution of added value 6,738,469 5,711,585 Personnel 26,142 6,173 Compensation 25,022 5,304 Benefits 1,031 771 FGTS – government severance pay fund 89 98 Taxes, fees and contributions 211,792 166,126 Federal 211,792 166,105 Municipal - 21 Return on third parties’ assets - rent 213 178 Return on own assets 6,500,322 5,539,108 Dividends and interest on capital 2,406,803 2,349,835 Retained earnings for the period 4,093,519 3,189,273 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 65

ITAÚ UNIBANCO HOLDING S.A. Notes to the Financial Statements Period from 01/01 to 03/31 of 2019 and 2018 (In thousands of Reais) Note 1 - Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the Laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING is present in 19 countries and offers a wide variety of financial products and services to individual and corporate clients in Brazil and abroad, whether or not these clients are related to Brazil, through its branches, subsidiaries and international affiliates. It operates in all modalities of banking activities, by means of its portfolios: commercial; investment; mortgage loans; loans, financing and investment; lease and foreign exchange transactions. ITAÚ UNIBANCO HOLDING is a holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“Itaúsa”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. Johnston”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING common shares. These consolidated financial statements were approved by the Executive Board on May 02, 2019. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 66 ITAÚ UNIBANCO HOLDING S.A. Notes to the Financial Statements Period from 01/01 to 03/31 of 2019 and 2018 (In thousands of Reais) Note 1 - Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the Laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING is present in 19 countries and offers a wide variety of financial products and services to individual and corporate clients in Brazil and abroad, whether or not these clients are related to Brazil, through its branches, subsidiaries and international affiliates. It operates in all modalities of banking activities, by means of its portfolios: commercial; investment; mortgage loans; loans, financing and investment; lease and foreign exchange transactions. ITAÚ UNIBANCO HOLDING is a holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“Itaúsa”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. Johnston”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING common shares. These consolidated financial statements were approved by the Executive Board on May 02, 2019. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 66

Note 2 – Presentation of the Consolidated Financial Statements a) Presentation The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws nº. 11,638, of December 28, 2007, and nº. 11,941, of May 27, 2009 and in conformity, when applicable, with instructions issued by the National Monetary Council (CMN), Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the National Council of Private Insurance (CNSP), the Superintendence of Private Insurance (SUSEP) and the National Superintendence of Supplementary Pension – (PREVIC),which include the use of practices and estimates deemed necessary to calculate the accounting provisions and the valuation of financial assets. Information in the financial statements and respective notes evidence all relevant information inherent in the financial statements, and only them, which are consistent with information used by management in its administration. As set forth in the sole paragraph of article 7 of BACEN Circular nº. 3,068, of November 8, 2001, securities classified as trading securities (Note 3c) are presented in the Consolidated Balance Sheet under Current Assets, regardless of their maturity dates. Lease Operations are presented at present value in the Consolidated Balance Sheet, being that the related income and expenses, which represent the financial results of these operations, are presented, grouped together, under Loan, Lease and Other Credit Operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan operations. The foreign exchange result is represented by variation and difference in rates on the balance sheet accounts denominated in foreign currencies. b) Consolidation The consolidated financial statements of ITAÚ UNIBANCO HOLDING comprise operations carried out by its branches and subsidiaries in Brazil and abroad, operations of its controlled entities and operations of Specific Purpose Entities and investment funds controlled by the entity. Balances of result and balance sheet accounts, and consolidated intercompany transactions have been eliminated. Controlled entities are all entities to which ITAÚ UNIBANCO HOLDING is exposed, or is entitled to variable returns of involvement with the entity and that can affect these returns through its power on the entity. Control assessment is conducted on a continuous basis. Controlled entities are consolidated from the date control is established to the date on which control ceases to exist. The consolidated financial statements are prepared using consistent accounting policies. In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries is amortized based on the expected future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN. The difference in Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 13d) results substantially from the adoption of different criteria in the amortization of goodwill originated in acquisitions of investments, recognition of transaction with non-controlling stockholders where there is no change in control (Note 3I) and recognition of exchange variation on foreign investments and hedge of these investments, which functional currency is different from the controlling company, net of respective deferred tax assets. The effects of foreign exchange variations on investments abroad are classified under the heading Securities and derivative financial instruments in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Asset valuation adjustment for subsidiaries with a functional currency different from that of the parent company. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 67 Note 2 – Presentation of the Consolidated Financial Statements a) Presentation The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws nº. 11,638, of December 28, 2007, and nº. 11,941, of May 27, 2009 and in conformity, when applicable, with instructions issued by the National Monetary Council (CMN), Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the National Council of Private Insurance (CNSP), the Superintendence of Private Insurance (SUSEP) and the National Superintendence of Supplementary Pension – (PREVIC),which include the use of practices and estimates deemed necessary to calculate the accounting provisions and the valuation of financial assets. Information in the financial statements and respective notes evidence all relevant information inherent in the financial statements, and only them, which are consistent with information used by management in its administration. As set forth in the sole paragraph of article 7 of BACEN Circular nº. 3,068, of November 8, 2001, securities classified as trading securities (Note 3c) are presented in the Consolidated Balance Sheet under Current Assets, regardless of their maturity dates. Lease Operations are presented at present value in the Consolidated Balance Sheet, being that the related income and expenses, which represent the financial results of these operations, are presented, grouped together, under Loan, Lease and Other Credit Operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan operations. The foreign exchange result is represented by variation and difference in rates on the balance sheet accounts denominated in foreign currencies. b) Consolidation The consolidated financial statements of ITAÚ UNIBANCO HOLDING comprise operations carried out by its branches and subsidiaries in Brazil and abroad, operations of its controlled entities and operations of Specific Purpose Entities and investment funds controlled by the entity. Balances of result and balance sheet accounts, and consolidated intercompany transactions have been eliminated. Controlled entities are all entities to which ITAÚ UNIBANCO HOLDING is exposed, or is entitled to variable returns of involvement with the entity and that can affect these returns through its power on the entity. Control assessment is conducted on a continuous basis. Controlled entities are consolidated from the date control is established to the date on which control ceases to exist. The consolidated financial statements are prepared using consistent accounting policies. In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries is amortized based on the expected future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN. The difference in Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 13d) results substantially from the adoption of different criteria in the amortization of goodwill originated in acquisitions of investments, recognition of transaction with non-controlling stockholders where there is no change in control (Note 3I) and recognition of exchange variation on foreign investments and hedge of these investments, which functional currency is different from the controlling company, net of respective deferred tax assets. The effects of foreign exchange variations on investments abroad are classified under the heading Securities and derivative financial instruments in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Asset valuation adjustment for subsidiaries with a functional currency different from that of the parent company. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 67

The consolidated financial statements cover ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries. We present below the main companies which together represent over 95% of total consolidated assets:

		Functional currency [1]	Country of Incorporation	Activity	Interest in voting capital at		Interest in total capital at	
					03/31/2019	03/31/2018	03/31/2019	03/31/2018
Domestic								
Banco Itaú BBA S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização			Brazil	Capitalization	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil			Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento			Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itauseg Seguradora S.A.			Brazil	Insurance	100.00%	99.99%	100.00%	99.99%
Itaú Corretora de Valores S.A.			Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.			Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.			Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento			Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.			Brazil	Acquier	100.00%	100.00%	100.00%	100.00%
Foreign								
Itaú CorpBanca Colombia S.A.	(Note 2c)	Colombian Peso	Colombia	Financial institution	25.28%	23.90%	25.28%	23.90%
Banco Itaú (Suisse) S.A.		Swiss Franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.		Argentine Peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.		Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA Colombia S.A. Corporación Financiera		Colombian Peso	Colombia	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.		Real	United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca [2]	(Note 2c)	Chilean Peso	Chile	Financial institution	38.14%	36.06%	38.14%	36.06%

(1) All foreign branches and subsidiaries of ITAÚ UNIBANCO HOLDING CONSOLIDATED have functional currency equal to that of the controlling entity, except for CorpBanca New York Branch, which functional currency is the dollar.

(2) ITAÚ UNIBANCO HOLDING controls ITAÚ CORPBANCA due to the shareholders' agreement.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 | 68

c) Business development Itaú CorpBanca st The ITAÚ CORPBANCA is controlled as of April 1 , 2016 by ITAÚ UNIBANCO HOLDING CONSOLIDATED. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with CORP GROUP, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and CORP GROUP to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block. On October 12, 2018, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired additional interest of 2.08% (10.651.555.020 shares) in the capital of ITAÚ CORPBANCA, for the amount of R$ 362.9 million then holding 38.14%. Acquisition of minority interest in XP Investimentos S.A. On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 milions and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700 milions, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 milions (FIRST ACQUISITION). A portion of this amount was withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term. In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN’s approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING’s total capital (equivalent to 40.0% of common shares) based on a multiple of result (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE’s shareholders. ITAÚ UNIBANCO will act as minority partner. Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 69 c) Business development Itaú CorpBanca st The ITAÚ CORPBANCA is controlled as of April 1 , 2016 by ITAÚ UNIBANCO HOLDING CONSOLIDATED. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with CORP GROUP, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and CORP GROUP to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block. On October 12, 2018, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired additional interest of 2.08% (10.651.555.020 shares) in the capital of ITAÚ CORPBANCA, for the amount of R$ 362.9 million then holding 38.14%. Acquisition of minority interest in XP Investimentos S.A. On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 milions and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700 milions, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 milions (FIRST ACQUISITION). A portion of this amount was withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term. In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN’s approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING’s total capital (equivalent to 40.0% of common shares) based on a multiple of result (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE’s shareholders. ITAÚ UNIBANCO will act as minority partner. Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 69

Note 3 – Summary of the main accounting practices a) Cash and cash equivalents - Is defined as cash and current accounts in banks, considered in the Consolidated Balance Sheet in the heading Cash, Interbank Deposits and Money market that have original maturities of up to 90 days or less. b) Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables – Operations with fixed remuneration and charges are accounted for at present value. Operations with post-fixed or floating remuneration and charges are accounted for at the adjusted principal amount. Operations subject to foreign exchange variation are accounted for at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, when relevant, calculated pro rate die. c) Securities - Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular nº. 3,068, of November 8, 2001. Securities are classified into the following categories: · Trading securities – Securities acquired to be actively and frequently traded, and adjusted to market value, with a counter-entry to the results for the period; · Available-for-sale securities – Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are adjusted to their market value, with a counter-entry to an account disclosed in stockholders’ equity; · Held-to-maturity securities – Securities, except for non-redeemable shares, which the bank has the financial condition and intend, or is required to hold in the portfolio to maturity, are recorded at the cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through maturity, and are not adjusted to market value. Gains and losses on available-for-sale securities, when realized, are recognized on the trade date in the statement of income, with a counter-entry to a specific stockholders’ equity account. Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary causes, are recorded in the results as realized losses. d) Derivative financial instruments - These are classified on the date of their acquisition, according to whether or not management intends to use them either as a hedge, according to BACEN Circular nº. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at the client’s request, on their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income. The derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value closely related with those of the items being protected at the beginning and throughout the duration of the contract, and which are found to be effective reducing the risk related to the exposure being protected against, are classified as hedges, in accordance with their nature: · Market Risk Hedge – Financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income; · Cash Flow Hedge - The effective amounts of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion is recorded directly in the statement of income; Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 70 Note 3 – Summary of the main accounting practices a) Cash and cash equivalents - Is defined as cash and current accounts in banks, considered in the Consolidated Balance Sheet in the heading Cash, Interbank Deposits and Money market that have original maturities of up to 90 days or less. b) Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables – Operations with fixed remuneration and charges are accounted for at present value. Operations with post-fixed or floating remuneration and charges are accounted for at the adjusted principal amount. Operations subject to foreign exchange variation are accounted for at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, when relevant, calculated pro rate die. c) Securities - Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular nº. 3,068, of November 8, 2001. Securities are classified into the following categories: · Trading securities – Securities acquired to be actively and frequently traded, and adjusted to market value, with a counter-entry to the results for the period; · Available-for-sale securities – Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are adjusted to their market value, with a counter-entry to an account disclosed in stockholders’ equity; · Held-to-maturity securities – Securities, except for non-redeemable shares, which the bank has the financial condition and intend, or is required to hold in the portfolio to maturity, are recorded at the cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through maturity, and are not adjusted to market value. Gains and losses on available-for-sale securities, when realized, are recognized on the trade date in the statement of income, with a counter-entry to a specific stockholders’ equity account. Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary causes, are recorded in the results as realized losses. d) Derivative financial instruments - These are classified on the date of their acquisition, according to whether or not management intends to use them either as a hedge, according to BACEN Circular nº. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at the client’s request, on their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income. The derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value closely related with those of the items being protected at the beginning and throughout the duration of the contract, and which are found to be effective reducing the risk related to the exposure being protected against, are classified as hedges, in accordance with their nature: · Market Risk Hedge – Financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income; · Cash Flow Hedge - The effective amounts of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion is recorded directly in the statement of income; Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 70

· Net Investment Hedge of Foreign Operations - Accounted for similarly to cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period. e) Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated pro rata die based on the variation of the contracted index and interest rate, and are recorded on basis until the 60th day overdue in financial companies, according to the estimates of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. Funds corresponding to these amounts to be paid to the accrediting organization are in liabilities, in the heading Interbank Accounts – Receipts and Payments Pending Settlement. f) Allowance for loan losses - The balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution nº. 2,682 of December 21, 1999, which are as follows are: · Provisions are recorded from the date on which loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default; · Taking into account default exclusively, the write-off as losses occurs 360 days after the credits have matured or after 540 days for operations that mature after a period of 36 months. The criterion adopted for recognition of a provision for Financial Guarantees pledged was based on the Expected Loss model. g) Other assets –They are comprised of Assets Held for Sale, relating to real estate vehicles and other assets available for sale (own and not in use, received as payment in kind or resulting from enforcement of guarantees). These assets are adjusted to market value by setting up a provision in accordance with standards in force. In addition, are recorded unearned reinsurance premiums (Note 3m); and prepaid expenses, corresponding to disbursements, the benefits of which will be felt in future exercises. h) Investments – Include goodwill identified in the acquisition of associates and joint ventures, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method. · Associates: are companies in which ITAÚ UNIBANCO HOLDING CONSOLIDATED has significant influence, but it does not hold control over them. · Joint Ventures: ITAÚ UNIBANCO HOLDING CONSOLIDATED defines joint venture when it is entitled to rights and obligations for related liabilities. i) Fixed assets - Are account for at their acquisition cost less accumulated depreciation and adjusted for impairment, as applicable. Depreciation is calculated under the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 12b I. Residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING CONSOLIDATED reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For assessment purposes, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). Assessment may be made at an individual asset level when the fair value less its cost to sell may be reliably determined. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 71 · Net Investment Hedge of Foreign Operations - Accounted for similarly to cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period. e) Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated pro rata die based on the variation of the contracted index and interest rate, and are recorded on basis until the 60th day overdue in financial companies, according to the estimates of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. Funds corresponding to these amounts to be paid to the accrediting organization are in liabilities, in the heading Interbank Accounts – Receipts and Payments Pending Settlement. f) Allowance for loan losses - The balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution nº. 2,682 of December 21, 1999, which are as follows are: · Provisions are recorded from the date on which loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default; · Taking into account default exclusively, the write-off as losses occurs 360 days after the credits have matured or after 540 days for operations that mature after a period of 36 months. The criterion adopted for recognition of a provision for Financial Guarantees pledged was based on the Expected Loss model. g) Other assets –They are comprised of Assets Held for Sale, relating to real estate vehicles and other assets available for sale (own and not in use, received as payment in kind or resulting from enforcement of guarantees). These assets are adjusted to market value by setting up a provision in accordance with standards in force. In addition, are recorded unearned reinsurance premiums (Note 3m); and prepaid expenses, corresponding to disbursements, the benefits of which will be felt in future exercises. h) Investments – Include goodwill identified in the acquisition of associates and joint ventures, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method. · Associates: are companies in which ITAÚ UNIBANCO HOLDING CONSOLIDATED has significant influence, but it does not hold control over them. · Joint Ventures: ITAÚ UNIBANCO HOLDING CONSOLIDATED defines joint venture when it is entitled to rights and obligations for related liabilities. i) Fixed assets - Are account for at their acquisition cost less accumulated depreciation and adjusted for impairment, as applicable. Depreciation is calculated under the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 12b I. Residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING CONSOLIDATED reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For assessment purposes, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). Assessment may be made at an individual asset level when the fair value less its cost to sell may be reliably determined. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 71

j) Goodwill – Corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is tested semiannually for impairment. k) Intangible assets – It is composed of: (i) Goodwill amount paid upon acquisition of the company, transferred to intangible assets due to merger of the acquired company’s equity into the acquirer company; (ii) Right-of- use, as well as rights on the acquisition of payrolls and association agreements, amortized according to agreement terms or as economic benefits flow to the company; and (iii) Software amortized over five years and customer portfolios amortized within ten years. . Intangible assets with definite useful lives are amortized under the straight-line method at their estimated useful lives and those with indefinite useful lives are tested on a half-yearly basis to identify possible impairment losses. l) Capital Transactions with Non-Controlling Stockholders - Changes in the interest in a subsidiary not giving rise to loss of control are accounted for as capital transactions, and any difference between the amount paid and the amount corresponding to the non-controlling stockholders is directly recognized in Consolidated Stockholders’ Equity. m) Insurance, pension plan and capitalization operations – Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING CONSOLIDATED to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, benchmarks and experience of the actuary, in order to comply with best market practices and the continuous review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Insurance contracts establish, for one of the parties, upon payment (premium) by the other party, the obligation to pay it a certain amount in case of a claim. Insurance risk is defined when a future and uncertain event, of sudden and unforeseeable nature, independent from the insured’s will, may cause losses of economic occurrence when it occurs. Since the contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during such period, unless all rights and obligations are extinguished or expire. Insurance premiums, acceptance coinsurance and selling expenses are accounted for upon issue of the insurance policy or in accordance with the insurance effectiveness term, through the recognition and reversal of a provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from social security contributions, gross revenue from capitalization certificates and respective technical provisions are recognized upon receipt. A detailed description of all products classified as insurance contracts can be found in Note 8. Private pension plans Contracts that contemplate retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) assure, at the commencement date of the contract, the basis for calculating the retirement benefit (mortality table and minimum interest). The contracts specify the annuity fees and, therefore, the contract transfers the insurance risk to the issuer at the commencement date, and they are classified as insurance contracts. Insurance premiums Insurance premiums are recognized by issuing an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 72 j) Goodwill – Corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is tested semiannually for impairment. k) Intangible assets – It is composed of: (i) Goodwill amount paid upon acquisition of the company, transferred to intangible assets due to merger of the acquired company’s equity into the acquirer company; (ii) Right-of- use, as well as rights on the acquisition of payrolls and association agreements, amortized according to agreement terms or as economic benefits flow to the company; and (iii) Software amortized over five years and customer portfolios amortized within ten years. . Intangible assets with definite useful lives are amortized under the straight-line method at their estimated useful lives and those with indefinite useful lives are tested on a half-yearly basis to identify possible impairment losses. l) Capital Transactions with Non-Controlling Stockholders - Changes in the interest in a subsidiary not giving rise to loss of control are accounted for as capital transactions, and any difference between the amount paid and the amount corresponding to the non-controlling stockholders is directly recognized in Consolidated Stockholders’ Equity. m) Insurance, pension plan and capitalization operations – Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING CONSOLIDATED to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, benchmarks and experience of the actuary, in order to comply with best market practices and the continuous review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Insurance contracts establish, for one of the parties, upon payment (premium) by the other party, the obligation to pay it a certain amount in case of a claim. Insurance risk is defined when a future and uncertain event, of sudden and unforeseeable nature, independent from the insured’s will, may cause losses of economic occurrence when it occurs. Since the contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during such period, unless all rights and obligations are extinguished or expire. Insurance premiums, acceptance coinsurance and selling expenses are accounted for upon issue of the insurance policy or in accordance with the insurance effectiveness term, through the recognition and reversal of a provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from social security contributions, gross revenue from capitalization certificates and respective technical provisions are recognized upon receipt. A detailed description of all products classified as insurance contracts can be found in Note 8. Private pension plans Contracts that contemplate retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) assure, at the commencement date of the contract, the basis for calculating the retirement benefit (mortality table and minimum interest). The contracts specify the annuity fees and, therefore, the contract transfers the insurance risk to the issuer at the commencement date, and they are classified as insurance contracts. Insurance premiums Insurance premiums are recognized by issuing an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 72

If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes a provision, sufficient to cover this loss, based on the risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING CONSOLIDATED reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we determine to be appropriate for each segment and product (after a study which considers size, experience, specificities, and the necessary capital to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks contemplated in the reinsurance. Acquisition Costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs and recorded directly in result as incurred, expect for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. for the term corresponding to the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. A liability for premium deficiencies is recognized if the estimated amount of premium deficiencies exceeds deferred acquisition costs. Liability Adequacy Test ITAÚ UNIBANCO HOLDING CONSOLIDATED conducts the liability adequacy test by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any deficiency identified will be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 8. n) Contingent Assets and Liabilities and Legal Liabilities, Tax and Social Security - are potential rights and obligations arising from past events for which materialization depends on uncertain future events. They are measured using best estimates through the use of models and criteria which allow their appropriate measurement even if there is uncertainty as to their ultimate timing and amount, and the criteria are detailed in Note 9. These contingencies are evaluated based on Management’s best estimates, and are classified as: · Probable: in which liabilities are recognized in the consolidated balance sheet under Other Liabilities; · Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: which require neither a provision nor disclosure. Contingent assets are not recognized in the Consolidated Statement of Income, except when Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED understands that its realization is practically certain and, in general corresponds to lawsuits with favorable sentences in final and unappealable judgments and by the withdrawal of lawsuits as a result of a settlement payment that has been received as a result of an agreement to offset against an existing liability. The amount of escrow deposits is updated in compliance with current legislation. Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with the simultaneous recognition of receivables, without any effect on results. Legal Liabilities, Tax and Social Security Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized at the full amount under discussion. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 73 If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes a provision, sufficient to cover this loss, based on the risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING CONSOLIDATED reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we determine to be appropriate for each segment and product (after a study which considers size, experience, specificities, and the necessary capital to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks contemplated in the reinsurance. Acquisition Costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs and recorded directly in result as incurred, expect for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. for the term corresponding to the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. A liability for premium deficiencies is recognized if the estimated amount of premium deficiencies exceeds deferred acquisition costs. Liability Adequacy Test ITAÚ UNIBANCO HOLDING CONSOLIDATED conducts the liability adequacy test by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any deficiency identified will be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 8. n) Contingent Assets and Liabilities and Legal Liabilities, Tax and Social Security - are potential rights and obligations arising from past events for which materialization depends on uncertain future events. They are measured using best estimates through the use of models and criteria which allow their appropriate measurement even if there is uncertainty as to their ultimate timing and amount, and the criteria are detailed in Note 9. These contingencies are evaluated based on Management’s best estimates, and are classified as: · Probable: in which liabilities are recognized in the consolidated balance sheet under Other Liabilities; · Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: which require neither a provision nor disclosure. Contingent assets are not recognized in the Consolidated Statement of Income, except when Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED understands that its realization is practically certain and, in general corresponds to lawsuits with favorable sentences in final and unappealable judgments and by the withdrawal of lawsuits as a result of a settlement payment that has been received as a result of an agreement to offset against an existing liability. The amount of escrow deposits is updated in compliance with current legislation. Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with the simultaneous recognition of receivables, without any effect on results. Legal Liabilities, Tax and Social Security Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized at the full amount under discussion. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 73

o) Provision for Financial Guarantees Provided – Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period. p) Income tax and social contribution – There are two components of the provision for income tax and social contribution: current and deferred. Current income tax expense approximates taxes to be paid or recovered for the applicable period. Deferred income tax and social contribution represented by deferred tax assets and liabilities are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offsetting. The Income Tax and Social Contribution expense is recognized in the Consolidated Statement of Income under Income Tax and Social Contribution, except when it refers to items directly recognized in Stockholders’ Equity, such as: tax on market value measurement of available-for-sale financial assets, post- employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income together with the recognition of the gain/loss originally deferred. Changes in tax legislation and rates are recognized in the Consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the consolidated statement of income under General and administrative expenses. Tax rates, as well as their calculation bases, are detailed in Note 11. q) Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process. r) Post-employments benefits Pension plans - defined benefit plans The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. Pension plans - defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized as expenses when due. Other post-employment benefit obligations These obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service. Gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in Equity asset valuation adjustment in the period in which they occur. s) Foreign currency translation I- Functional and presentation currency The Financial Statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING CONSOLIDATED defined the functional currency as the currency of the primary economic environment in which the entity operates. II - Foreign Currency Transactions Foreign currency transactions are translated using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses are recognized in the Consolidated Statement of Income, unless they are related to cash flow hedges, which are recognized in Stockholders' Equity. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 74 o) Provision for Financial Guarantees Provided – Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period. p) Income tax and social contribution – There are two components of the provision for income tax and social contribution: current and deferred. Current income tax expense approximates taxes to be paid or recovered for the applicable period. Deferred income tax and social contribution represented by deferred tax assets and liabilities are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offsetting. The Income Tax and Social Contribution expense is recognized in the Consolidated Statement of Income under Income Tax and Social Contribution, except when it refers to items directly recognized in Stockholders’ Equity, such as: tax on market value measurement of available-for-sale financial assets, post- employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income together with the recognition of the gain/loss originally deferred. Changes in tax legislation and rates are recognized in the Consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the consolidated statement of income under General and administrative expenses. Tax rates, as well as their calculation bases, are detailed in Note 11. q) Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process. r) Post-employments benefits Pension plans - defined benefit plans The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. Pension plans - defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized as expenses when due. Other post-employment benefit obligations These obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service. Gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in Equity asset valuation adjustment in the period in which they occur. s) Foreign currency translation I- Functional and presentation currency The Financial Statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING CONSOLIDATED defined the functional currency as the currency of the primary economic environment in which the entity operates. II - Foreign Currency Transactions Foreign currency transactions are translated using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses are recognized in the Consolidated Statement of Income, unless they are related to cash flow hedges, which are recognized in Stockholders' Equity. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 74

Note 4 - Interbank investments

	03/31/2019						03/31/2018	
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Money market	**62,636,009**	**193,625,515**	**-**	**53,018**	**256,314,542**	**90.1**	**237,259,371**	**89.7**
Funded position [1]	7,710,175	33,763,265	-	53,018	41,526,458	14.6	48,616,298	18.4
Financed position	43,334,459	134,420,237	-	-	177,754,696	62.5	145,149,115	54.9
With free movement	6,247,060	3,618,421	-	-	9,865,481	3.5	46,843,542	17.7
Without free movement	37,087,399	130,801,816	-	-	167,889,215	59.0	98,305,573	37.2
Short position	11,591,375	25,442,013	-	-	37,033,388	13.0	43,493,958	16.4
Money market – Assets Guaranteeing Technical Provisions - SUSEP (Note 8b)	**1,598,639**	**164,311**	**-**	**-**	**1,762,950**	**0.6**	**2,698,873**	**1.0**
Interbank deposits	**17,788,952**	**5,694,325**	**1,559,581**	**1,277,320**	**26,320,178**	**9.3**	**24,565,579**	**9.3**
Total [2]	**82,023,600**	**199,484,151**	**1,559,581**	**1,330,338**	**284,397,670**	**100.0**	**264,523,823**	**100.0**
% per maturity term	28.9	70.1	0.5	0.5	100.0			
Total – 03/31/2018	**63,847,655**	**197,355,853**	**2,371,287**	**949,028**	**264,523,823**			
% per maturity term	24.1	74.6	0.9	0.4	100.0			

(1) Includes R$ 3,806,081 (R$ 3,438,852 at 03/31/2018) related to money market with free movement, in which securities are restricted to guarantee transactions at the B3 S.A. - Brasil, Bolsa, Balcão (B3) and BACEN;

(2) Includes a securities valuation allowance in the amount of R$ (4,517) (R$ (3,287) at 03/31/2018).

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Funded position falling due in up to 30 days amounting to R$ 4,315,162 (R$ 99,002 at 03/31/2018), Interbank deposits with maturity from 31 to 180 days (R$ 3,515,194 at 03/31/2018) and over 365 days amounting to R$ 41,826,724 (R$ 73,875,967 at 03/31/2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 | 75

Note 5 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	03/31/2019											03/31/2018
	Cost	Adjustment to market value		Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720	Market value
		Results	Stockholders' equity									
Government securities - domestic	**152,514,043**	**975,064**	**2,050,310**	**155,539,417**	**33.4**	**2,790,182**	**7,070,228**	**1,173,096**	**10,648,800**	**22,431,149**	**111,425,962**	**160,618,513**
Financial treasury bills	26,322,382	(263)	(35)	26,322,084	5.7	-	-	-	1,121,154	6,656,414	18,544,516	41,583,873
National treasury bills	34,153,253	195,199	67,018	34,415,470	7.4	2,700,535	-	1,015,580	5,096,018	8,064,962	17,538,375	35,822,281
National treasury notes	57,502,578	653,272	1,608,315	59,764,165	12.8	10,476	7,070,228	118,413	138,912	2,220,405	50,205,731	52,440,128
National treasury/securitization	170,038	(232)	28,693	198,499	0.0	-	-	143	33	66	198,257	218,524
Brazilian external debt bonds	34,365,792	127,088	346,319	34,839,199	7.5	79,171	-	38,960	4,292,683	5,489,302	24,939,083	30,553,707
Government securities - abroad	**30,212,544**	**28,454**	**(387,317)**	**29,853,681**	**6.5**	**3,901,879**	**3,834,263**	**3,950,766**	**4,427,925**	**9,079,209**	**4,659,639**	**27,819,651**
Germany	22,105	-	4	22,109	0.0	-	-	-	-	22,109	-	-
Argentina	1,418,440	26,925	(564)	1,444,801	0.3	1,161,799	146,687	59,939	40,410	26,891	9,075	846,601
Chile	7,546,113	(257)	6,372	7,552,228	1.6	779,653	1,305,593	76,845	1,178,405	2,418,840	1,792,892	8,968,769
Colombia	5,955,633	1,356	17,956	5,974,945	1.3	401,842	84,847	721,944	920,114	1,648,131	2,198,067	6,328,337
Korea	3,038,384	-	-	3,038,384	0.7	-	-	-	-	3,038,384	-	1,942,881
Denmark	-	-	-	-	0.0	-	-	-	-	-	-	995,237
Spain	3,100,212	-	1	3,100,213	0.7	-	316,592	677,444	553,064	1,553,113	-	3,080,974
United States	2,286,877	(69)	(12,139)	2,274,669	0.5	685,671	532,244	309,858	290,220	-	456,676	1,669,452
France	876,686	-	(469)	876,217	0.2	-	547,250	328,967	-	-	-	-
Italy	111,336	-	394	111,730	0.0	-	-	111,730	-	-	-	-
Mexico	3,218,343	314	(101,247)	3,117,410	0.7	378,741	400,544	1,378,947	931,849	282	27,047	1,315,299
Paraguay	1,788,451	1	(294,628)	1,493,824	0.3	383,332	379,619	190,481	266,196	216,701	57,495	1,677,558
Uruguay	838,579	104	(2,989)	835,694	0.2	108,992	120,887	94,611	241,385	154,725	115,094	992,602
Other	11,385	80	(8)	11,457	0.0	1,849	-	-	6,282	33	3,293	1,941
Corporate securities	**62,942,329**	**7,843**	**108,841**	**63,059,013**	**13.6**	**9,280,734**	**4,205,995**	**1,584,114**	**3,149,874**	**8,788,902**	**36,049,394**	**58,693,361**
Shares	5,078,251	(13,913)	152,759	5,217,097	1.1	5,217,097	-	-	-	-	-	3,526,842
Rural product note	4,196,491	-	60,061	4,256,552	0.9	142,833	218,601	186,439	372,226	542,276	2,794,177	3,333,924
Bank deposit certificates	1,264,837	(72)	186	1,264,951	0.3	825,065	143,797	73,849	222,056	184	-	218,581
Securitized real estate loans	10,260,057	(295)	31,358	10,291,120	2.3	42,473	104,900	-	-	224,038	9,919,709	14,195,628
Fund quotas	1,687,446	13,484	-	1,700,930	0.3	1,700,930	-	-	-	-	-	2,148,564
Credit rights	215,937	-	-	215,937	0.0	215,937	-	-	-	-	-	256,740
Fixed income	958,925	277	-	959,202	0.2	959,202	-	-	-	-	-	1,149,027
Variable income	512,584	13,207	-	525,791	0.1	525,791	-	-	-	-	-	742,797
Debentures	28,912,457	8,187	(179,807)	28,740,837	6.2	25,936	1,965,812	278,421	532,750	5,908,255	20,029,663	22,967,372
Eurobonds and others	6,624,251	(353)	24,914	6,648,812	1.4	832,889	1,523,124	556,100	769,175	952,979	2,014,545	6,356,310
Financial bills	2,150,587	(171)	(43)	2,150,373	0.5	392,851	42,520	139,987	427,262	936,152	211,601	3,254,849
Promissory notes	1,280,867	-	14,821	1,295,688	0.3	7,315	89,321	12,412	621,915	214,946	349,779	1,134,682
Other	1,487,085	976	4,592	1,492,653	0.3	93,345	117,920	336,906	204,490	10,072	729,920	1,556,609
PGBL / VGBL fund quotas (1)	191,663,599	-	-	**191,663,599**	**41.3**	**191,663,599**	-	-	-	-	-	**174,240,724**
Subtotal - securities	**437,332,515**	**1,011,361**	**1,771,834**	**440,115,710**	**94.8**	**207,636,394**	**15,110,486**	**6,707,976**	**18,226,599**	**40,299,260**	**152,134,995**	**421,372,249**
Trading securities	291,186,337	1,011,361	-	292,197,698	62.9	201,756,937	7,479,782	1,627,614	8,282,192	13,148,085	59,903,088	287,550,439
Available-for-sale securities	106,251,454	-	1,771,834	108,023,288	23.3	5,605,948	7,408,085	4,702,123	8,530,536	18,848,790	62,927,806	106,253,761
Held-to-maturity securities (2)	39,894,724	-	-	39,894,724	8.6	273,509	222,619	378,239	1,413,871	8,302,385	29,304,101	27,568,049
Derivative financial instruments	**15,652,888**	**8,312,385**	**-**	**23,965,273**	**5.2**	**4,225,795**	**2,054,521**	**1,575,368**	**3,354,476**	**3,631,710**	**9,123,403**	**29,794,833**
Total securities and derivative financial instruments (assets)	**452,985,403**	**9,323,746**	**1,771,834**	**464,080,983**	**100.0**	**211,862,189**	**17,165,007**	**8,283,344**	**21,581,075**	**43,930,970**	**161,258,398**	**451,167,082**
Derivative financial instruments (liabilities)	**(19,206,291)**	**(8,392,754)**	**-**	**(27,599,045)**		**(3,172,213)**	**(1,569,550)**	**(1,651,327)**	**(4,930,005)**	**(7,146,367)**	**(9,129,583)**	**(34,355,410)**

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counter-entry to long term liabilities in Pension Plan Technical Provisions account (Note 8a);

(2) Unrecorded adjustment to market value in the amount of R$ 1,949,396 (R$ 1,203,105 at 03/31/2018), according to Note 5e.

During the period ended March 31, 2019, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized R$ (274,116) (R$ (401,381) at 03/31/2018) of impairment losses, of which R$ (274,116) (R$ (281,828) at 03/31/2018) of available-for-sale financial assets and (R$ (119,553) at 03/31/2018) of held-to-maturity assets. The Securities and Derivative Financial Instruments totaled R$ 112,926 (R$ (228,292) at 03/31/2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 | 76

b) Summary by portfolio

	03/31/2019							
		Restricted to						
	Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees (*)	Central Bank	Derivative financial instruments	Assets guaranteeing technical provisions (Note 8b)	Total
Government securities - domestic	**41,825,330**	**53,878,384**	**42,354,448**	**2,434,845**	**3,575,664**	**-**	**11,470,746**	**155,539,417**
Financial treasury bills	21,454,201	1,585,796	1,502,423	737,057	61,051	-	981,556	26,322,084
National treasury bills	5,098,079	25,294,879	3,948,640	5,528	-	-	68,344	34,415,470
National treasury notes	12,509,280	26,997,709	4,949,733	1,371,984	3,514,613	-	10,420,846	59,764,165
National treasury / Securitization	198,499	-	-	-	-	-	-	198,499
Brazilian external debt bonds	2,565,271	-	31,953,652	320,276	-	-	-	34,839,199
Government securities - abroad	**23,725,474**	**826,055**	**2,812,631**	**2,208,918**	**-**	**-**	**280,603**	**29,853,681**
Germany	22,109	-	-	-	-	-	-	22,109
Argentina	1,212,912	215,048	-	16,841	-	-	-	1,444,801
Chile	6,926,217	311,651	-	33,757	-	-	280,603	7,552,228
Colombia	3,026,855	-	2,812,631	135,459	-	-	-	5,974,945
Korea	2,644,093	-	-	394,291	-	-	-	3,038,384
Spain	1,923,406	-	-	1,176,807	-	-	-	3,100,213
United States	1,830,951	-	-	443,718	-	-	-	2,274,669
France	876,217	-	-	-	-	-	-	876,217
Italy	111,730	-	-	-	-	-	-	111,730
Mexico	3,117,410	-	-	-	-	-	-	3,117,410
Paraguay	1,186,787	299,356	-	7,681	-	-	-	1,493,824
Uruguay	835,330	-	-	364	-	-	-	835,694
Other	11,457	-	-	-	-	-	-	11,457
Corporate securities	**46,661,983**	**8,367,314**	**890,933**	**3,944,669**	**-**	**-**	**3,194,114**	**63,059,013**
Shares	5,216,882	-	-	215	-	-	-	5,217,097
Rural product note	4,256,552	-	-	-	-	-	-	4,256,552
Bank deposit certificates	999,695	-	-	559	-	-	264,697	1,264,951
Securitized real estate loans	10,291,120	-	-	-	-	-	-	10,291,120
Fund quotas	1,448,417	-	-	116,215	-	-	136,298	1,700,930
Credit rights	215,937	-	-	-	-	-	-	215,937
Fixed income	706,689	-	-	116,215	-	-	136,298	959,202
Variable income	525,791	-	-	-	-	-	-	525,791
Debentures	15,616,801	8,367,314	-	3,805,037	-	-	951,685	28,740,837
Eurobonds and other	5,729,233	-	890,933	21,076	-	-	7,570	6,648,812
Financial bills	314,942	-	-	1,567	-	-	1,833,864	2,150,373
Promissory notes	1,295,688	-	-	-	-	-	-	1,295,688
Other	1,492,653	-	-	-	-	-	-	1,492,653
PGBL / VGBL fund quotas	**-**	**-**	**-**	**-**	**-**	**-**	**191,663,599**	**191,663,599**
Subtotal - securities	**112,212,787**	**63,071,753**	**46,058,012**	**8,588,432**	**3,575,664**	**-**	**206,609,062**	**440,115,710**
Trading securities	47,674,500	40,471,067	3,515,089	1,752,130	3,005,299	-	195,779,613	292,197,698
Available-for-sale securities	53,955,522	22,600,686	17,522,695	6,836,302	570,365	-	6,537,718	108,023,288
Held-to-maturity securities	10,582,765	-	25,020,228	-	-	-	4,291,731	39,894,724
Derivative financial instruments	**-**	**-**	**-**	**-**	**-**	**23,965,273**	**-**	**23,965,273**
Total securities and derivative financial instruments (assets)	**112,212,787**	**63,071,753**	**46,058,012**	**8,588,432**	**3,575,664**	**23,965,273**	**206,609,062**	**464,080,983**
Total securities and derivative financial instruments (assets) – 03/31/2018	**127,227,947**	**53,755,463**	**26,398,034**	**24,169,283**	**3,141,814**	**29,794,833**	**186,679,708**	**451,167,082**

(*) Represent securities deposited with provisions (Note 9e), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 | 77

c) Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	03/31/2019										03/31/2018
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	**86,343,525**	**975,064**	**87,318,589**	**29.8**	**2,711,011**	**6,976,866**	**1,134,136**	**7,261,513**	**11,313,646**	**57,921,417**	**101,785,976**
Financial treasury bills	26,083,038	(263)	26,082,775	8.9	-	-	-	898,755	6,655,572	18,528,448	41,358,855
National treasury bills	23,098,284	195,199	23,293,483	8.0	2,700,535	-	1,015,580	3,950,796	2,414,401	13,212,171	23,549,036
National treasury notes	32,800,750	653,272	33,454,022	11.4	10,476	6,976,866	118,413	138,912	2,154,729	24,054,626	31,425,273
National treasury / Securitization	573	(232)	341	0.0	-	-	143	33	66	99	577
Brazilian external debt bonds	4,360,880	127,088	4,487,968	1.5	-	-	-	2,273,017	88,878	2,126,073	5,452,235
Government securities - abroad	**2,637,728**	**28,454**	**2,666,182**	**0.9**	**1,270,702**	**36,704**	**220,689**	**334,205**	**339,537**	**464,345**	**1,256,432**
Argentina	1,274,949	26,925	1,301,874	0.5	1,161,565	3,994	59,939	40,410	26,891	9,075	812,781
Chile	539,427	(257)	539,170	0.2	36,723	8,015	15,659	-	281,703	197,070	121,418
Colombia	562,309	1,356	563,665	0.2	48,537	-	-	276,502	17,565	221,061	28,773
United States	117,226	(69)	117,157	0.0	-	-	117,157	-	-	-	100,092
Mexico	27,040	314	27,354	0.0	-	-	-	25	282	27,047	6,917
Paraguay	1,261	1	1,262	0.0	-	-	-	-	-	1,262	4,954
Uruguay	104,393	104	104,497	0.0	22,028	24,695	27,934	10,986	13,096	5,758	179,770
Other	11,123	80	11,203	0.0	1,849	-	-	6,282	-	3,072	1,727
Corporate securities	**10,541,485**	**7,843**	**10,549,328**	**3.7**	**6,111,625**	**466,212**	**272,789**	**686,474**	**1,494,902**	**1,517,326**	**10,267,307**
Shares	3,859,639	(13,913)	3,845,726	1.4	3,845,726	-	-	-	-	-	3,030,799
Bank deposit certificates	280,931	(72)	280,859	0.1	128,924	2,728	70,319	78,704	184	-	61,114
Securitized real estate loans	13,126	(295)	12,831	0.0	-	-	-	-	-	12,831	56,904
Fund quotas	1,487,182	13,484	1,500,666	0.6	1,500,666	-	-	-	-	-	1,851,878
Credit rights	215,937	-	215,937	0.1	215,937	-	-	-	-	-	256,740
Fixed income	758,661	277	758,938	0.3	758,938	-	-	-	-	-	852,341
Variable income	512,584	13,207	525,791	0.2	525,791	-	-	-	-	-	742,797
Debentures	1,558,039	8,187	1,566,226	0.5	-	23,314	69,814	72,260	497,720	903,118	1,721,718
Eurobonds and other	1,275,619	(353)	1,275,266	0.4	242,246	397,449	20,973	106,777	55,117	452,704	748,122
Financial bills	2,022,184	(171)	2,022,013	0.7	392,851	42,520	111,633	427,262	936,152	111,595	2,657,156
Promissory notes	-	-	-	0.0	-	-	-	-	-	-	38,309
Other	44,765	976	45,741	0.0	1,212	201	50	1,471	5,729	37,078	101,307
PGBL / VGBL fund quotas	**191,663,599**	**-**	**191,663,599**	**65.6**	**191,663,599**	**-**	**-**	**-**	**-**	**-**	**174,240,724**
Total	**291,186,337**	**1,011,361**	**292,197,698**	**100.0**	**201,756,937**	**7,479,782**	**1,627,614**	**8,282,192**	**13,148,085**	**59,903,088**	**287,550,439**
% per maturity term					69.0	2.6	0.6	2.8	4.5	20.5	
Total – 03/31/2018	**286,941,331**	**609,108**	**287,550,439**	**100.0**	**181,784,637**	**628,673**	**10,708,788**	**4,243,450**	**5,401,452**	**84,783,439**	
% per maturity term					63.2	0.2	3.7	1.5	1.9	29.5	

At 03/31/2019, ITAÚ UNIBANCO HOLDING's portfolio is composed of Fund quotas fixed income without maturity (R$ 5,547 at 03/31/2018), National treasury bills in the amount of R$ 4,143,893 over 365 days (R$ 3,748,617 at 03/31/2018) and National trasury notes in the amount of R$ 6,868,214 over 365 days (R$ 6,756,772 at 03/31/2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 | 78

d) Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	03/31/2019										03/31/2018
	Cost	Adjustments to market value (in stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	**36,277,710**	**2,050,310**	**38,328,020**	**35.3**	**79,171**	**93,362**	**38,960**	**2,302,040**	**3,039,189**	**32,775,298**	**45,240,211**
Financial treasury bills	239,344	(35)	239,309	0.2	-	-	-	222,399	842	16,068	225,018
National treasury bills	7,106,329	67,018	7,173,347	6.6	-	-	-	1,145,222	1,701,921	4,326,204	12,273,245
National treasury notes	17,860,157	1,608,315	19,468,472	18.0	-	93,362	-	-	33,685	19,341,425	16,486,960
National treasury / Securitization	169,465	28,693	198,158	0.2	-	-	-	-	-	198,158	217,947
Brazilian external debt bonds	10,902,415	346,319	11,248,734	10.3	79,171	-	38,960	934,419	1,302,741	8,893,443	16,037,041
Government securities - abroad	**27,248,767**	**(387,317)**	**26,861,450**	**24.9**	**2,492,274**	**3,797,559**	**3,688,694**	**3,962,815**	**8,739,639**	**4,180,469**	**26,119,808**
Germany	22,105	4	22,109	0.0	-	-	-	-	22,109	-	-
Argentina	143,491	(564)	142,927	0.1	234	142,693	-	-	-	-	33,820
Chile	7,006,686	6,372	7,013,058	6.5	742,930	1,297,578	61,186	1,178,405	2,137,137	1,595,822	8,847,351
Colombia	5,082,133	17,956	5,100,089	4.7	214,402	84,847	680,561	512,707	1,630,566	1,977,006	5,868,757
Korea	3,038,384	-	3,038,384	2.8	-	-	-	-	3,038,384	-	1,942,881
Denmark	-	-	-	0.0	-	-	-	-	-	-	995,237
Spain	3,100,212	1	3,100,213	2.9	-	316,592	677,444	553,064	1,553,113	-	3,080,974
United States	2,169,651	(12,139)	2,157,512	2.0	685,671	532,244	192,701	290,220	-	456,676	1,569,360
France	876,686	(469)	876,217	0.8	-	547,250	328,967	-	-	-	-
Italy	111,336	394	111,730	0.1	-	-	111,730	-	-	-	-
Mexico	3,191,303	(101,247)	3,090,056	2.9	378,741	400,544	1,378,947	931,824	-	-	1,308,382
Paraguay	1,787,190	(294,628)	1,492,562	1.4	383,332	379,619	190,481	266,196	216,701	56,233	1,672,604
Uruguay	719,361	(2,989)	716,372	0.7	86,964	96,192	66,677	230,399	141,629	94,511	800,254
Other	229	(8)	221	0.0	-	-	-	-	-	221	188
Corporate securities	**42,724,977**	**108,841**	**42,833,818**	**39.8**	**3,034,503**	**3,517,164**	**974,469**	**2,265,681**	**7,069,962**	**25,972,039**	**34,893,742**
Shares	1,218,612	152,759	1,371,371	1.3	1,371,371	-	-	-	-	-	496,043
Rural product note	4,196,491	60,061	4,256,552	3.9	142,833	218,601	186,439	372,226	542,276	2,794,177	3,333,924
Bank deposit certificate	983,906	186	984,092	0.9	696,141	141,069	3,530	143,352	-	-	157,462
Securitized real estate loans	1,321,774	31,358	1,353,132	1.3	-	-	-	-	-	1,353,132	1,669,687
Fund quotas	200,264	-	200,264	0.2	200,264	-	-	-	-	-	296,686
Debentures	27,348,189	(179,807)	27,168,382	25.2	25,936	1,942,498	208,607	460,490	5,410,535	19,120,316	21,238,520
Eurobonds and other	5,348,632	24,914	5,373,546	5.0	590,643	1,125,675	535,127	662,398	897,862	1,561,841	5,603,489
Financial bills	128,403	(43)	128,360	0.1	-	-	28,354	-	-	100,006	597,693
Promissory notes	1,280,867	14,821	1,295,688	1.2	7,315	89,321	12,412	621,915	214,946	349,779	1,096,373
Other	697,839	4,592	702,431	0.7	-	-	-	5,300	4,343	692,788	403,865
Total	**106,251,454**	**1,771,834**	**108,023,288**	**100.0**	**5,605,948**	**7,408,085**	**4,702,123**	**8,530,536**	**18,848,790**	**62,927,806**	**106,253,761**
% per maturity term					5.2	6.9	4.4	7.9	17.4	58.2	
Total – 03/31/2018	**105,564,531**	**689,230**	**106,253,761**	**100.0**	**2,303,608**	**3,159,700**	**5,381,472**	**10,014,274**	**14,612,260**	**70,782,447**	
% per maturity term					2.2	3.0	5.1	9.4	13.8	66.5	

At March 31, 2019, at ITAÚ UNIBANCO HOLDING the portfolio is composed of Eurobonds, in the amount of R$ 730 with maturity from 181 to 365 days (R$ 2,308 at 03/31/2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 | 79

e) Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at 03/31/2019, not considered in results, is an impairment loss of R$ 324,689 (R$ 387,138 at 03/31/2018).

	03/31/2019									03/31/2018	
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value	Carrying value	Market value
Government securities - domestic	**29,892,808**	**74.9**	**-**	**-**	**-**	**1,085,247**	**8,078,314**	**20,729,247**	**31,694,357**	**13,592,326**	**14,615,139**
National treasury bills	3,948,640	9.9	-	-	-	-	3,948,640	-	4,027,807	-	-
National treasury notes	6,841,671	17.1	-	-	-	-	31,991	6,809,680	8,040,831	4,527,895	5,352,896
Brazilian external debt bonds	19,102,497	47.9	-	-	-	1,085,247	4,097,683	13,919,567	19,625,719	9,064,431	9,262,243
Government securities - abroad	**326,049**	**0.8**	**138,903**	**-**	**41,383**	**130,905**	**33**	**14,825**	**328,302**	**443,411**	**442,867**
Colombia	311,191	0.8	138,903	-	41,383	130,905	-	-	306,262	430,807	424,365
Uruguay	14,825	-	-	-	-	-	-	14,825	22,039	12,578	18,501
Other	33	-	-	-	-	-	33	-	1	26	1
Corporate securities	**9,675,867**	**24.3**	**134,606**	**222,619**	**336,856**	**197,719**	**224,038**	**8,560,029**	**9,821,461**	**13,532,312**	**13,713,148**
Bank deposit certificate	-	-	-	-	-	-	-	-	-	5	5
Securitized real estate loans	8,925,157	22.4	42,473	104,900	-	-	224,038	8,553,746	9,070,751	12,469,037	12,649,873
Debentures	6,229	-	-	-	-	-	-	6,229	6,229	7,134	7,134
Eurobonds and other	-	-	-	-	-	-	-	-	-	4,699	4,699
Other	744,481	1.9	92,133	117,719	336,856	197,719	-	54	744,481	1,051,437	1,051,437
Total	**39,894,724**	**100.0**	**273,509**	**222,619**	**378,239**	**1,413,871**	**8,302,385**	**29,304,101**	**41,844,120**	**27,568,049**	**28,771,154**
% per maturity term			0.7	0.6	0.9	3.5	20.8	73.5			
Total – 03/31/2018	**27,568,049**	**100.0**	**510,362**	**349,997**	**243,362**	**519,818**	**1,483,434**	**24,461,076**			
% per maturity term			1.9	1.3	0.9	1.9	5.4	88.6			

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 | 80

f) Derivative financial instruments ITAÚ UNIBANCO HOLDING CONSOLIDATED enters into derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, at an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interest, foreign currencies, commodities, or financial instruments at a contracted price that may also be settled in cash, based on differentials between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value relating to the credit risk associated to the debt issued by a third party (the reference entity), which permits that one party (the purchaser of the hedge) transfers the risk to the counterparty (the seller of the hedge). The seller of the hedge should make payments as set forth in the contract when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge, but, on the other hand, assumes the risk that the underlying asset referenced in the contract undergoes a credit event, and the seller would have to make the payment to the purchaser of the hedge, which could be the notional amount of the credit derivative. ITAÚ UNIBANCO HOLDING CONSOLIDATED buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk. CDS (credit default swap) is credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs. TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING CONSOLIDATED was R$ 10,620,308 (R$ 20,820,076 at 03/31/2018) and was basically comprised of government securities. Further information on internal controls and parameters used to management risks, may be accessed in Note 18 - Risk, Capital Management and Fixed Assets Limits. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 81 f) Derivative financial instruments ITAÚ UNIBANCO HOLDING CONSOLIDATED enters into derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, at an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interest, foreign currencies, commodities, or financial instruments at a contracted price that may also be settled in cash, based on differentials between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value relating to the credit risk associated to the debt issued by a third party (the reference entity), which permits that one party (the purchaser of the hedge) transfers the risk to the counterparty (the seller of the hedge). The seller of the hedge should make payments as set forth in the contract when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge, but, on the other hand, assumes the risk that the underlying asset referenced in the contract undergoes a credit event, and the seller would have to make the payment to the purchaser of the hedge, which could be the notional amount of the credit derivative. ITAÚ UNIBANCO HOLDING CONSOLIDATED buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk. CDS (credit default swap) is credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs. TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING CONSOLIDATED was R$ 10,620,308 (R$ 20,820,076 at 03/31/2018) and was basically comprised of government securities. Further information on internal controls and parameters used to management risks, may be accessed in Note 18 - Risk, Capital Management and Fixed Assets Limits. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 81

I - Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	03/31/2019										03/31/2018
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Asset											
Swaps - adjustment receivable	6,289,408	7,434,451	13,723,859	57.2	175,044	163,710	372,122	1,698,701	2,920,487	8,393,795	10,561,726
Option premiums	3,467,575	(22,763)	3,444,812	14.4	450,513	558,210	622,866	1,024,438	520,825	267,960	4,335,786
Forwards (onshore)	3,066,167	(5,947)	3,060,220	12.8	2,175,632	633,312	195,297	55,919	60	-	12,241,079
Credit derivatives - Financial institutions	(109,164)	267,182	158,018	0.7	-	771	1,022	4,382	7,195	144,648	120,060
NDF - Non Deliverable Forward	2,705,459	200,176	2,905,635	12.1	994,309	693,601	383,388	565,010	161,049	108,278	2,351,781
Target flow of swap	9,995	13,388	23,383	0.1	7,046	218	-	-	12,779	3,340	51,424
Other derivative financial instruments	223,448	425,898	649,346	2.7	423,251	4,699	673	6,026	9,315	205,382	132,977
Total	**15,652,888**	**8,312,385**	**23,965,273**	**100.0**	**4,225,795**	**2,054,521**	**1,575,368**	**3,354,476**	**3,631,710**	**9,123,403**	**29,794,833**
% per maturity term					17.6	8.6	6.6	14.0	15.2	38.0	
Total - 03/31/2018	**21,444,483**	**8,350,350**	**29,794,833**	**100.0**	**12,648,932**	**1,528,764**	**1,418,831**	**3,760,714**	**2,630,714**	**7,806,878**	
% per maturity term					42.5	5.1	4.8	12.6	8.8	26.2	

	03/31/2019										03/31/2018
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Liabilities											
Swaps - difference payable	(11,095,300)	(8,316,352)	(19,411,652)	70.3	(185,461)	(570,207)	(521,031)	(3,378,813)	(6,291,153)	(8,464,987)	(15,819,298)
Option premiums	(3,187,859)	59,814	(3,128,045)	11.3	(396,196)	(430,123)	(542,052)	(1,069,350)	(421,107)	(269,217)	(3,741,007)
Forwards (onshore)	(1,771,110)	989	(1,770,121)	6.4	(1,770,121)	-	-	-	-	-	(11,452,424)
Credit derivatives - Financial institutions	(138,165)	68,266	(69,899)	0.3	-	(63)	(303)	(1,099)	(871)	(67,563)	(30,357)
NDF - Non Deliverable Forward	(2,907,496)	(68,869)	(2,976,365)	10.8	(804,500)	(567,692)	(579,280)	(476,875)	(424,249)	(123,769)	(2,937,942)
Target flow of swap	(89,634)	(84,160)	(173,794)	0.6	(15,905)	-	-	-	(449)	(157,440)	(116,635)
Other derivative financial instruments	(16,727)	(52,442)	(69,169)	0.3	(30)	(1,465)	(8,661)	(3,868)	(8,538)	(46,607)	(257,747)
Total	**(19,206,291)**	**(8,392,754)**	**(27,599,045)**	**100**	**(3,172,213)**	**(1,569,550)**	**(1,651,327)**	**(4,930,005)**	**(7,146,367)**	**(9,129,583)**	**(34,355,410)**
% per maturity term					11.5	5.7	6.0	17.8	25.9	33.1	
Total - 03/31/2018	**(25,756,047)**	**(8,599,363)**	**(34,355,410)**	**100.0**	**(12,632,401)**	**(1,078,187)**	**(1,605,330)**	**(5,090,152)**	**(4,608,246)**	**(9,341,094)**	
% per maturity term					36.8	3.1	4.7	14.8	13.4	27.2	

The result of derivative financial instruments in the period totals R$ 601,920 (R$ 544,989 at 03/31/2018).

In ITAÚ UNIBANCO HOLDING, market values related to Swap contract positions, involving Interest, totaled (R$ (3,722,890) at 03/31/2018), in liability position, involving Foreign Currency, totaled R$ (34,929) (R$ (200,571) at 03/31/2018), of which R$ (1,669) from 91 to 180 days and R$ (33,260) (R$ (200,571) at 03/31/2018) over 365 days, in liability position and R$ 1,264,304 (R$ 15,188 at 03/31/2018), distributed, R$ 57,046 from 181 to 365 days, R$ 1,207,258 (R$ 15,188 at 03/31/2018) over 365 days, in asset position. The market values related to the Derivative contract positions, involving Shares, totaled R$ 39,117 (R$ 34,336 at 03/31/2018), in the asset position distributed over 365 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 | 82

II - Derivatives by index and Risk Fator Balance sheet Adjustment to Memorandum account / account receivable / market value (in Market value Notional amount results / (received) (payable) / paid stockholders' 03/31/2019 03/31/2018 03/31/2019 03/31/2019 equity) 03/31/2019 03/31/2018 Futures contracts 459,021,194 577,664,599 - - - - Purchase commitments 217,145,841 297,009,018 - - - - Shares 1,268,021 18,908,428 - - - - Commodities 230,947 161,539 - - - - Interest 195,929,512 251,917,254 - - - - Foreign currency 19,717,361 26,021,797 - - - - Commitments to sell 241,875,353 280,655,581 - - - - Shares 1,007,061 16,375,809 - - - - Commodities 325,136 290,547 - - - - Interest 221,359,973 251,608,804 - - - - Foreign currency 19,183,183 12,380,421 - - - - Swap contracts (4,805,892) (881,901) (5,687,793) (5,257,572) Asset position 917,346,805 871,063,764 6,289,408 7,434,451 13,723,859 10,561,726 Shares - 348,161 - - - - Commodities 8,000 - 303 126 429 - Interest 904,717,944 860,360,998 5,190,885 6,847,384 12,038,269 9,582,491 Foreign currency 12,620,861 10,354,605 1,098,220 586,941 1,685,161 979,235 Liability position 917,346,805 871,063,764 (11,095,300) (8,316,352) (19,411,652) (15,819,298) Shares 74,664 417,110 (7,885) 813 (7,072) (5,792) Interest 890,577,393 847,810,425 (9,278,705) (8,274,856) (17,553,561) (15,271,094) Foreign currency 26,694,748 22,836,229 (1,808,710) (42,309) (1,851,019) (542,412) Option contracts 961,192,439 2,061,157,016 279,716 37,051 316,767 594,779 Purchase commitments - long 99,655,584 263,284,086 1,721,447 233,163 1,954,610 1,747,263 Shares 10,812,263 10,275,479 300,407 308,556 608,963 1,107,009 Commodities 520,085 1,069,947 11,839 (2,242) 9,597 42,708 Interest 39,761,500 212,149,586 57,502 39,213 96,715 84,203 Foreign currency 48,561,736 39,789,074 1,351,699 (112,364) 1,239,335 513,343 Commitments to sell - long position 397,600,464 819,842,846 1,746,128 (255,926) 1,490,202 2,588,523 Shares 11,582,527 10,639,834 383,867 173,344 557,211 505,589 Commodities 199,489 465,691 6,760 (2,984) 3,776 8,234 Interest 337,133,430 774,757,976 351,354 107,918 459,272 1,418,180 Foreign currency 48,685,018 33,979,345 1,004,147 (534,204) 469,943 656,520 Purchase commitments - short 83,299,107 89,105,253 (1,472,105) (123,073) (1,595,178) (1,145,067) Shares 9,960,520 8,373,511 (191,157) (299,666) (490,823) (640,459) Commodities 320,848 339,534 (5,554) 684 (4,870) (34,453) Interest 26,062,184 46,769,214 (48,280) 24,341 (23,939) (29,194) Foreign currency 46,955,555 33,622,994 (1,227,114) 151,568 (1,075,546) (440,961) Commitments to sell - short position 380,637,284 888,924,831 (1,715,754) 182,887 (1,532,867) (2,595,940) Shares 8,801,424 10,279,124 (231,048) (214,658) (445,706) (419,421) Commodities 160,476 347,789 (4,311) 1,147 (3,164) (4,537) Interest 321,447,562 843,352,158 (363,609) (153,164) (516,773) (1,603,776) Foreign currency 50,227,822 34,945,760 (1,116,786) 549,562 (567,224) (568,206) Forward contracts 3,082,354 15,991,659 1,295,057 (4,958) 1,290,099 788,655 Purchases receivable 1,346,372 6,568,456 1,345,363 (6,968) 1,338,395 6,565,707 Shares 315,674 144,470 315,674 (6,240) 309,434 142,920 Interest 1,030,698 6,423,986 1,029,689 (728) 1,028,961 6,422,787 Purchases payable - - (1,030,396) - (1,030,396) (6,422,105) Shares - - (707) - (707) (128) Interest - - (1,029,689) - (1,029,689) (6,421,977) Sales receivable 994,584 4,071,992 1,720,804 1,021 1,721,825 5,675,372 Shares 994,417 4,071,992 980,150 1,021 981,171 649,254 Commodities 167 - 167 - 167 - Interest - - 740,487 - 740,487 5,026,118 Sales deliverable 741,398 5,351,211 (740,714) 989 (739,725) (5,030,319) Shares 227 323,021 (227) (1) (228) (4,262) Interest 741,171 5,028,190 (740,487) 990 (739,497) (5,026,057) Credit derivatives 9,160,028 6,679,990 (247,329) 335,448 88,119 89,703 Asset position 4,959,845 4,529,103 (109,164) 267,182 158,018 120,060 Shares 1,697,528 2,055,431 (44,550) 156,071 111,521 93,500 Commodities 40,331 - (441) 3,386 2,945 - Interest 3,221,986 2,141,292 (64,173) 107,725 43,552 20,962 Foreign currency - 332,380 - - - 5,598 Liability position 4,200,183 2,150,887 (138,165) 68,266 (69,899) (30,357) Shares 1,415,543 703,206 (55,720) 16,713 (39,007) (17,759) Commodities 1,948 - (173) (3) (176) - Interest 2,782,692 1,447,681 (82,272) 51,556 (30,716) (12,598) NDF - Non Deliverable Forward 231,741,242 228,255,908 (202,037) 131,307 (70,730) (586,161) Asset position 120,368,946 109,678,725 2,705,459 200,176 2,905,635 2,351,781 Commodities 134,093 168,607 28,682 (20,477) 8,205 11,591 Foreign currency 120,234,853 109,510,118 2,676,777 220,653 2,897,430 2,340,190 Liability position 111,372,296 118,577,183 (2,907,496) (68,869) (2,976,365) (2,937,942) Commodities 72,713 139,759 (7,765) (1,150) (8,915) (8,486) Foreign currency 111,299,583 118,437,424 (2,899,731) (67,719) (2,967,450) (2,929,456) Target flow of swap 1,332,507 979,352 (79,639) (70,772) (150,411) (65,211) Asset position 114,532 979,352 9,995 13,388 23,383 51,424 Interest 114,532 452,000 4,191 (572) 3,619 49,806 Foreign currency - 527,352 5,804 13,960 19,764 1,618 Liability position 1,217,975 - (89,634) (84,160) (173,794) (116,635) Interest 1,217,975 - (21,624) (6,809) (28,433) (72,044) Foreign currency - - (68,010) (77,351) (145,361) (44,591) Other derivative financial instruments 5,897,450 17,896,554 206,721 373,456 580,177 (124,770) Asset position 4,803,683 11,598,245 223,448 425,898 649,346 132,977 Shares 299,605 350,157 1,579 5,512 7,091 27,651 Interest 4,490,806 2,150,178 222,657 (5,281) 217,376 100,103 Foreign currency 13,272 9,097,910 (788) 425,667 424,879 5,223 Liability position 1,093,767 6,298,309 (16,727) (52,442) (69,169) (257,747) Shares 930,390 1,656,456 (13,394) (44,365) (57,759) (85,594) Commodities 14,067 - (16) (135) (151) - Interest 149,310 728,432 (3,317) (6,821) (10,138) (17,602) Foreign currency - 3,913,421 - (1,121) (1,121) (154,551) ASSET 15,652,888 8,312,385 23,965,273 29,794,833 LIABILITY (19,206,291) (8,392,754) (27,599,045) (34,355,410) TOTAL (3,553,403) (80,369) (3,633,772) (4,560,577) Derivatives contracts mature as follows (in days) Memorandum account / notional amount 0 - 30 31 - 180 181 - 365 Over 365 03/31/2019 03/31/2018 Futures 163,358,064 127,397,985 77,244,660 91,020,485 459,021,194 577,664,599 Swaps 20,177,847 93,426,106 188,529,586 615,213,266 917,346,805 871,063,764 Options 103,566,222 360,476,706 457,332,167 39,817,344 961,192,439 2,061,157,016 Forwards (onshore) 2,180,809 842,415 59,066 64 3,082,354 15,991,659 Credit derivatives - 715,387 593,289 7,851,352 9,160,028 6,679,990 NDF - Non Deliverable Forward 89,839,138 87,157,987 39,397,225 15,346,892 231,741,242 228,255,908 Target flow of swap 114,532 - - 1,217,975 1,332,507 979,352 Other derivative financial instruments - 494,630 882,837 4,519,983 5,897,450 17,896,554 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 83 II - Derivatives by index and Risk Fator Balance sheet Adjustment to Memorandum account / account receivable / market value (in Market value Notional amount results / (received) (payable) / paid stockholders' 03/31/2019 03/31/2018 03/31/2019 03/31/2019 equity) 03/31/2019 03/31/2018 Futures contracts 459,021,194 577,664,599 - - - - Purchase commitments 217,145,841 297,009,018 - - - - Shares 1,268,021 18,908,428 - - - - Commodities 230,947 161,539 - - - - Interest 195,929,512 251,917,254 - - - - Foreign currency 19,717,361 26,021,797 - - - - Commitments to sell 241,875,353 280,655,581 - - - - Shares 1,007,061 16,375,809 - - - - Commodities 325,136 290,547 - - - - Interest 221,359,973 251,608,804 - - - - Foreign currency 19,183,183 12,380,421 - - - - Swap contracts (4,805,892) (881,901) (5,687,793) (5,257,572) Asset position 917,346,805 871,063,764 6,289,408 7,434,451 13,723,859 10,561,726 Shares - 348,161 - - - - Commodities 8,000 - 303 126 429 - Interest 904,717,944 860,360,998 5,190,885 6,847,384 12,038,269 9,582,491 Foreign currency 12,620,861 10,354,605 1,098,220 586,941 1,685,161 979,235 Liability position 917,346,805 871,063,764 (11,095,300) (8,316,352) (19,411,652) (15,819,298) Shares 74,664 417,110 (7,885) 813 (7,072) (5,792) Interest 890,577,393 847,810,425 (9,278,705) (8,274,856) (17,553,561) (15,271,094) Foreign currency 26,694,748 22,836,229 (1,808,710) (42,309) (1,851,019) (542,412) Option contracts 961,192,439 2,061,157,016 279,716 37,051 316,767 594,779 Purchase commitments - long 99,655,584 263,284,086 1,721,447 233,163 1,954,610 1,747,263 Shares 10,812,263 10,275,479 300,407 308,556 608,963 1,107,009 Commodities 520,085 1,069,947 11,839 (2,242) 9,597 42,708 Interest 39,761,500 212,149,586 57,502 39,213 96,715 84,203 Foreign currency 48,561,736 39,789,074 1,351,699 (112,364) 1,239,335 513,343 Commitments to sell - long position 397,600,464 819,842,846 1,746,128 (255,926) 1,490,202 2,588,523 Shares 11,582,527 10,639,834 383,867 173,344 557,211 505,589 Commodities 199,489 465,691 6,760 (2,984) 3,776 8,234 Interest 337,133,430 774,757,976 351,354 107,918 459,272 1,418,180 Foreign currency 48,685,018 33,979,345 1,004,147 (534,204) 469,943 656,520 Purchase commitments - short 83,299,107 89,105,253 (1,472,105) (123,073) (1,595,178) (1,145,067) Shares 9,960,520 8,373,511 (191,157) (299,666) (490,823) (640,459) Commodities 320,848 339,534 (5,554) 684 (4,870) (34,453) Interest 26,062,184 46,769,214 (48,280) 24,341 (23,939) (29,194) Foreign currency 46,955,555 33,622,994 (1,227,114) 151,568 (1,075,546) (440,961) Commitments to sell - short position 380,637,284 888,924,831 (1,715,754) 182,887 (1,532,867) (2,595,940) Shares 8,801,424 10,279,124 (231,048) (214,658) (445,706) (419,421) Commodities 160,476 347,789 (4,311) 1,147 (3,164) (4,537) Interest 321,447,562 843,352,158 (363,609) (153,164) (516,773) (1,603,776) Foreign currency 50,227,822 34,945,760 (1,116,786) 549,562 (567,224) (568,206) Forward contracts 3,082,354 15,991,659 1,295,057 (4,958) 1,290,099 788,655 Purchases receivable 1,346,372 6,568,456 1,345,363 (6,968) 1,338,395 6,565,707 Shares 315,674 144,470 315,674 (6,240) 309,434 142,920 Interest 1,030,698 6,423,986 1,029,689 (728) 1,028,961 6,422,787 Purchases payable - - (1,030,396) - (1,030,396) (6,422,105) Shares - - (707) - (707) (128) Interest - - (1,029,689) - (1,029,689) (6,421,977) Sales receivable 994,584 4,071,992 1,720,804 1,021 1,721,825 5,675,372 Shares 994,417 4,071,992 980,150 1,021 981,171 649,254 Commodities 167 - 167 - 167 - Interest - - 740,487 - 740,487 5,026,118 Sales deliverable 741,398 5,351,211 (740,714) 989 (739,725) (5,030,319) Shares 227 323,021 (227) (1) (228) (4,262) Interest 741,171 5,028,190 (740,487) 990 (739,497) (5,026,057) Credit derivatives 9,160,028 6,679,990 (247,329) 335,448 88,119 89,703 Asset position 4,959,845 4,529,103 (109,164) 267,182 158,018 120,060 Shares 1,697,528 2,055,431 (44,550) 156,071 111,521 93,500 Commodities 40,331 - (441) 3,386 2,945 - Interest 3,221,986 2,141,292 (64,173) 107,725 43,552 20,962 Foreign currency - 332,380 - - - 5,598 Liability position 4,200,183 2,150,887 (138,165) 68,266 (69,899) (30,357) Shares 1,415,543 703,206 (55,720) 16,713 (39,007) (17,759) Commodities 1,948 - (173) (3) (176) - Interest 2,782,692 1,447,681 (82,272) 51,556 (30,716) (12,598) NDF - Non Deliverable Forward 231,741,242 228,255,908 (202,037) 131,307 (70,730) (586,161) Asset position 120,368,946 109,678,725 2,705,459 200,176 2,905,635 2,351,781 Commodities 134,093 168,607 28,682 (20,477) 8,205 11,591 Foreign currency 120,234,853 109,510,118 2,676,777 220,653 2,897,430 2,340,190 Liability position 111,372,296 118,577,183 (2,907,496) (68,869) (2,976,365) (2,937,942) Commodities 72,713 139,759 (7,765) (1,150) (8,915) (8,486) Foreign currency 111,299,583 118,437,424 (2,899,731) (67,719) (2,967,450) (2,929,456) Target flow of swap 1,332,507 979,352 (79,639) (70,772) (150,411) (65,211) Asset position 114,532 979,352 9,995 13,388 23,383 51,424 Interest 114,532 452,000 4,191 (572) 3,619 49,806 Foreign currency - 527,352 5,804 13,960 19,764 1,618 Liability position 1,217,975 - (89,634) (84,160) (173,794) (116,635) Interest 1,217,975 - (21,624) (6,809) (28,433) (72,044) Foreign currency - - (68,010) (77,351) (145,361) (44,591) Other derivative financial instruments 5,897,450 17,896,554 206,721 373,456 580,177 (124,770) Asset position 4,803,683 11,598,245 223,448 425,898 649,346 132,977 Shares 299,605 350,157 1,579 5,512 7,091 27,651 Interest 4,490,806 2,150,178 222,657 (5,281) 217,376 100,103 Foreign currency 13,272 9,097,910 (788) 425,667 424,879 5,223 Liability position 1,093,767 6,298,309 (16,727) (52,442) (69,169) (257,747) Shares 930,390 1,656,456 (13,394) (44,365) (57,759) (85,594) Commodities 14,067 - (16) (135) (151) - Interest 149,310 728,432 (3,317) (6,821) (10,138) (17,602) Foreign currency - 3,913,421 - (1,121) (1,121) (154,551) ASSET 15,652,888 8,312,385 23,965,273 29,794,833 LIABILITY (19,206,291) (8,392,754) (27,599,045) (34,355,410) TOTAL (3,553,403) (80,369) (3,633,772) (4,560,577) Derivatives contracts mature as follows (in days) Memorandum account / notional amount 0 - 30 31 - 180 181 - 365 Over 365 03/31/2019 03/31/2018 Futures 163,358,064 127,397,985 77,244,660 91,020,485 459,021,194 577,664,599 Swaps 20,177,847 93,426,106 188,529,586 615,213,266 917,346,805 871,063,764 Options 103,566,222 360,476,706 457,332,167 39,817,344 961,192,439 2,061,157,016 Forwards (onshore) 2,180,809 842,415 59,066 64 3,082,354 15,991,659 Credit derivatives - 715,387 593,289 7,851,352 9,160,028 6,679,990 NDF - Non Deliverable Forward 89,839,138 87,157,987 39,397,225 15,346,892 231,741,242 228,255,908 Target flow of swap 114,532 - - 1,217,975 1,332,507 979,352 Other derivative financial instruments - 494,630 882,837 4,519,983 5,897,450 17,896,554 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 83

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	03/31/2019							
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	NDF - Non Deliverable Forward	Target flow of swap	Other derivative financial instruments
B3	**368,783,667**	**20,962,817**	**772,377,453**	**1,309,552**	**-**	**40,482,853**	**-**	**-**
Over-the-counter market	**90,237,527**	**896,383,988**	**188,814,986**	**1,772,802**	**9,160,028**	**191,258,389**	**1,332,507**	**5,897,450**
Financial institutions	89,840,502	656,036,087	140,017,101	554,569	9,159,249	117,539,848	-	4,092,197
Companies	397,025	193,410,523	48,423,813	1,218,233	779	72,662,378	1,332,507	1,805,253
Individuals	-	46,937,378	374,072	-	-	1,056,163	-	-
Total	**459,021,194**	**917,346,805**	**961,192,439**	**3,082,354**	**9,160,028**	**231,741,242**	**1,332,507**	**5,897,450**
Total – 03/31/2018	**577,664,599**	**871,063,764**	**2,061,157,016**	**15,991,659**	**6,679,990**	**228,255,908**	**979,352**	**17,896,554**

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 | 84

IV - Credit derivatives

See below the composition of the Credit Derivatives (assets and liabilities) portfolio stated at their notional amounts, and their effect on the calculation of Required Reference Equity.

	03/31/2019			03/31/2018		
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
Credit swaps	(6,543,589)	2,616,439	(3,927,150)	(4,852,581)	1,827,409	(3,025,172)
Total	**(6,543,589)**	**2,616,439**	**(3,927,150)**	**(4,852,581)**	**1,827,409**	**(3,025,172)**

The effect on the reference equity (Note 18) was R$ 60,041 (R$ 32,191 at 03/31/2018).

During the period, there was no occurrence of a credit event as defined in the agreements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 | 85

V - Hedge accounting

I) Cash flow - the purpose of this hedge of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to hedge cash flows of interest receipt and payment (CDB / Syndicated Loans / Assets Transactions / Funding and agreements to resell) and exposures to future exchange rate (anticipated transactions and unrecognized firm commitments) related to its variable interest rate risk (CDI / LIBOR/UF*/TPM*/Selic), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI CETIP Over, LIBOR/ UF*/ TPM* / Selic and foreign exchange rate.
*UF (Chilean Unit of Account) / TPM (Monetary Policy Rate).

Strategies	03/31/2019					
					Hedge Instruments	
	Book value		Variation in the amounts recognized in Stockholders' Equity (*)	Cash flow hedge reserve	Nominal Value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	21,224,139	(1,824,797)	(3,042,569)	22,092,629	(1,848,742)
Hedge of assets transactions	1,566,011	-	122,619	122,619	1,693,425	122,741
Hedge of asset-backed securities under repurchase agreements	12,757,646	-	333,510	333,510	13,644,972	333,510
Hedge of UF - denominated assets	8,525,040	-	(22,217)	(22,217)	8,547,257	(26,674)
Hedge of funding	-	3,416,322	(11,563)	(4,349)	3,403,266	(11,563)
Hedge of loan operations	282,150	-	7,062	7,062	275,088	8,755
Variable costs risks						
Hedge of highly probable forecast transactions	19,166,233	-	(98,123)	(98,123)	19,167,335	(98,123)
Foreign exchange risk						
Hedge of highly probable forecast transactions	25,002	-	625	625	25,002	625
Total	**42,322,082**	**24,640,461**	**(1,492,884)**	**(2,703,442)**	**68,848,974**	**(1,519,471)**

Strategies	03/31/2018					
	Hedged Item				Hedge Instruments	
	Book value		Variation in the amounts recognized in Stockholders' Equity (*)	Cash flow hedge reserve	Nominal Value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	40,350,849	(3,912,708)	(3,912,708)	38,933,254	(3,913,401)
Hedge of assets transactions	8,135,953	-	404,269	404,269	8,540,311	404,271
Hedge of asset-backed securities under repurchase agreements	35,259,442	-	848,616	848,616	36,379,688	848,732
Hedge of UF - denominated assets	11,982,272	-	(26,486)	(26,486)	11,982,272	(34,778)
Hedge of funding	-	6,660,018	(11,226)	(11,226)	6,660,018	(11,983)
Hedge of loan operations	1,154,956	-	20,157	20,157	1,154,956	19,922
Foreign exchange risk						
Hedge of highly probable forecast transactions	269,502	-	(6,199)	(6,199)	276,983	(6,199)
Total	**56,802,125**	**47,010,867**	**(2,683,577)**	**(2,683,577)**	**103,927,482**	**(2,693,436)**

(*) Recorded under heading Asset Valuation Adjustments.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 | 86

Hedge Instruments	03/31/2019						
	Nominal Value	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' Equity (2)	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk (3)							
Interest rate futures	37,431,026	266,809	-	(1,392,491)	(1,368,668)	(23,823)	-
Interest rate Swap	12,225,611	3,414,829	8,804,426	(29,482)	(26,718)	(2,764)	-
Foreign exchange risk (4)							
DDI Future	19,192,337	17,702	-	(97,498)	(97,498)	-	-
Total	**68,848,974**	**3,699,340**	**8,804,426**	**(1,519,471)**	**(1,492,884)**	**(26,587)**	**-**

Hedge Instruments	03/31/2018						
	Nominal Value	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' Equity (2)	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk (3)							
Interest rate futures	83,853,253	18,743	31,162	(2,660,398)	(2,659,823)	(574)	-
Interest rate Swap	19,797,246	-	34,778	(26,839)	(17,555)	(9,285)	-
Foreign exchange risk (4)							
Option	276,983	5,714	-	(6,199)	(6,199)	-	-
Total	**103,927,482**	**24,457**	**65,940**	**(2,693,436)**	**(2,683,577)**	**(9,859)**	**-**

(1) Recorded under heading Derivative financial instruments.

(2) Recorded under heading Asset Valuation Adjustments.

(3) DDI Future negotiated on B3 and interest rate swap negotiated on Chicago Mercantile Exchange.

(4) DDI Futures contracts and Dollar Purchase Options negotiated on B3.

The gains or losses related to the accounting hedge of cash flows that ITAÚ UNIBANCO HOLDING CONSOLIDATED expect to recognize in results in the following 12 months, totaling R$ (1,404,155) (R$ (1,281,737) at 03/31/2018). In the period ended 03/31/2019 was recognized amount of R$ (213,862) in result.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 | 87

II) Market risk – The hedging strategies against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consist of hedge of exposure to variation in market risk, in interest receipts, which are attributable to changes in interest rates related to recognized assets and liabilities.

Strategies	03/31/2019						
	Hedged Item					Hedge Instruments	
	Book value		Fair value adjustments		Variation in the amounts used to calculate hedge ineffectiveness	Nominal Value	Variation in value recognized in income (*)
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	6,891,750	-	7,005,065	-	113,315	6,891,750	(114,525)
Hedge of funding	-	9,216,817	-	9,010,732	(206,085)	9,216,817	205,162
Hedge of available-for-sale securities	10,155,010	-	10,430,935	-	275,925	10,491,721	(280,788)
Total	**17,046,760**	**9,216,817**	**17,436,000**	**9,010,732**	**183,155**	**26,600,288**	**(190,151)**

Strategies	03/31/2018						
	Hedged Item					Hedge Instruments	
	Book value		Fair value adjustments		Variation in the amounts used to calculate hedge ineffectiveness	Nominal Value	Variation in value recognized in income (*)
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	6,515,899	-	6,506,253	-	(9,646)	6,515,899	12,553
Hedge of funding	-	10,950,238	-	11,027,815	77,577	10,950,238	(75,487)
Hedge of syndicated loan	-	794,102	-	792,683	(1,419)	794,102	1,229
Hedge of available-for-sale securities	517,650	-	553,661	-	36,011	517,650	(39,645)
Total	**7,033,549**	**11,744,340**	**7,059,914**	**11,820,498**	**102,523**	**18,777,889**	**(101,350)**

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019

88

Hedge Instruments	03/31/2019				
	Nominal Value	Book value (1)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Interest rate swap	17,168,463	179,288	110,034	14,262	(930)
Others Derivatives	9,431,825	-	9,227,412	(204,413)	(6,066)
Total (2)	**26,600,288**	**179,288**	**9,337,446**	**(190,151)**	**(6,996)**

Hedge Instruments	03/31/2018				
	Nominal Value	Book value (1)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Interest rate swap	18,777,889	23,243	124,593	(101,350)	1,173
Total	**18,777,889**	**23,243**	**124,593**	**(101,350)**	**1,173**

(1) Recorded under heading Derivative financial instruments.

(2) In the period, the amount of R$ 40,950 is no longer qualified as hedge, with effect on result of R$ 2,352.

To protect against market risk variation upon receipt and payment of interest, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate swap contracts. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account – CLF, fixed rate and denominated in Euros and dollars, issued by subsidiaries in Chile, London and Colombia, respectively.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

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III) Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING CONSOLIDATED's strategy of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

Strategies	03/31/2019					
	Hedged item				Hedge Instruments	
	Book value		Variation in value recognized in Stockholders' Equity (*)	Foreign currency convertion reserve	Nominal Value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	-	15,010,461	(5,608,258)	(5,608,258)	12,646,393	(5,642,632)
Total	**-**	**15,010,461**	**(5,608,258)**	**(5,608,258)**	**12,646,393**	**(5,642,632)**

Strategies	03/31/2018					
	Hedged item				Hedge Instruments	
	Book value		Variation in value recognized in Stockholders' Equity (*)	Foreign currency convertion reserve	Nominal Value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	-	13,154,025	(3,766,311)	(3,766,311)	10,539,080	(3,800,685)
Total	**-**	**13,154,025**	**(3,766,311)**	**(3,766,311)**	**10,539,080**	**(3,800,685)**

(*) Recorded under heading Asset Valuation Adjustments.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 | 90

03/31/2019							
Hedge Instruments	Nominal Value	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve
		Assets	Liabilities				
Interest rate risk [3]							
DDI Future	28,148,202	-	3,810	(8,738,102)	(8,678,180)	(59,922)	-
Forward	(1,478,695)	2,196,162	-	744,493	721,447	23,046	-
NDF - Non Deliverable Forward	(13,240,723)	203,195	-	2,226,137	2,221,886	4,251	-
Financial Assets	(782,391)	782,391	-	124,840	126,589	(1,749)	-
Total	**12,646,393**	**3,181,748**	**3,810**	**(5,642,632)**	**(5,608,258)**	**(34,374)**	**-**

03/31/2018							
Hedge Instruments	Nominal Value	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve
		Assets	Liabilities				
Interest rate risk [3]							
DDI Future	23,972,741	309,265	-	(4,788,202)	(4,728,280)	(59,922)	-
Forward	(1,142,854)	1,144,201	-	607,015	583,969	23,046	-
NDF - Non Deliverable Forward	(11,752,494)	-	356,654	431,652	427,401	4,251	-
Financial Assets	(538,313)	538,313	-	(51,150)	(49,401)	(1,749)	-
Total	**10,539,080**	**1,991,779**	**356,654**	**(3,800,685)**	**(3,766,311)**	**(34,374)**	**-**

(1) Recorded under heading Derivative financial instruments.

(2) Recorded under heading Asset Valuation Adjustments.

(3) DDI Future negotiated on B3 and Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

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IV) We present below the maturity terms of cash flow hedge, market risk hedge strategies and Hedge of net investment in foreign operations:

Strategies	03/31/2019							
	0-1 year	**1-2 years**	**2-3 years**	**3-4 years**	**4-5 years**	**5-10 years**	**Over 10 years**	**Total**
Hedge of deposits and securities purchased under agreements to resell	2,281,552	9,270,681	368,447	6,209,935	-	3,962,014	-	**22,092,629**
Hedge of highly probable anticipated transactions	19,192,337	-	-	-	-	-	-	**19,192,337**
Hedge of assets transactions	-	1,693,425	-	-	-	-	-	**1,693,425**
Hedge of assets denominated in UF	7,700,269	789,897	57,091	-	-	-	-	**8,547,257**
Hedge of funding (Cash flow)	3,166,576	-	-	-	-	236,690	-	**3,403,266**
Hedge of loan operations (Cash flow)	28,655	22,924	194,854	28,655	-	-	-	**275,088**
Hedge of loan operations (Market risk)	146,694	368,399	2,568,811	1,569,619	446,834	905,392	886,001	**6,891,750**
Hedge of funding (Market risk)	1,746,404	157,979	157,979	809,193	-	4,038,763	2,306,499	**9,216,817**
Hedge of available-for-sale securities	4,545,329	546,240	1,379,630	190,625	536,251	2,534,051	759,595	**10,491,721**
Asset-backed securities under repurchase agreements	8,128,281	1,687,969	-	3,828,722	-	-	-	**13,644,972**
Hedge of net investment in foreign operations (*)	12,646,393	-	-	-	-	-	-	**12,646,393**
Total	**59,582,490**	**14,537,514**	**4,726,812**	**12,636,749**	**983,085**	**11,676,910**	**3,952,095**	**108,095,655**

Strategies	03/31/2018							
	0-1 year	**1-2 years**	**2-3 years**	**3-4 years**	**4-5 years**	**5-10 years**	**Over 10 years**	**Total**
Hedge of deposits and securities purchased under agreements to resell	15,639,627	6,704,621	14,672,826	228,471	1,679,300	8,409	-	**38,933,254**
Hedge of highly probable anticipated transactions	234,868	42,115	-	-	-	-	-	**276,983**
Hedge of assets transactions	7,224,334	-	1,315,977	-	-	-	-	**8,540,311**
Hedge of assets denominated in UF	10,235,816	1,692,210	-	54,246	-	-	-	**11,982,272**
Hedge of funding (Cash flow)	1,751,760	1,202,843	613,257	931,996	509,763	1,650,399	-	**6,660,018**
Hedge of loan operations (Cash flow)	-	27,525	22,020	187,170	27,525	890,716	-	**1,154,956**
Hedge of loan operations (Market risk)	148,905	156,650	553,364	1,613,817	1,178,638	1,364,598	1,499,927	**6,515,899**
Hedge of syndicated loan (Market risk)	794,102	-	-	-	-	-	-	**794,102**
Hedge of funding (Market risk)	84,341	3,892,817	1,811,123	221,576	347,420	1,445,763	3,147,198	**10,950,238**
Hedge of available-for-sale securities	-	-	239,190	-	-	278,460	-	**517,650**
Asset-backed securities under repurchase agreements	23,856,877	7,548,336	1,544,637	-	3,429,838	-	-	**36,379,688**
Hedge of net investment in foreign operations (*)	10,539,080	-	-	-	-	-	-	**10,539,080**
Total	**70,509,710**	**21,267,117**	**20,772,394**	**3,237,276**	**7,172,484**	**5,638,345**	**4,647,125**	**133,244,451**

(*) Classified as current, since instruments are frequently renewed.

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g) Sensitivity analysis (trading and banking portfolios)

In compliance with CVM Instruction nº. 475, ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis by market risk factors considered relevant. The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on the results, net of tax effects, by providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED's exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio shown in this report are an evaluation of a static position of the portfolio exposure and, therefore, do not consider management's quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity to significant losses. In addition, the study's sole purpose is to disclose the exposure to risk and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Trading portfolio	Exposures	03/31/2019 (*)		
		Scenarios		
Risk factors	Risk of variations in:	I	II	III
Interest Rate	Fixed Income Interest Rates in Reais	(486)	(96,569)	(202,517)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(104)	6,162	5,022
Foreign Exchange Rates	Prices of Foreign Currencies	(4,771)	122,005	278,130
Price Index Linked	Interest of Inflation coupon	(706)	(14,421)	(24,881)
TR	TR Linked Interest Rates	-	-	(1)
Equities	Prices of Equities	428	39,991	109,262
Other	Exposures that do not fall under the definitions above	(63)	8,619	16,532
Total		**(5,702)**	**65,787**	**181,547**

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	03/31/2019 (*)		
		Scenarios		
Risk factors	Risk of variations in:	I	II	III
Interest Rate	Fixed Income Interest Rates in Reais	(8,204)	(1,413,099)	(2,779,735)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(1,621)	(211,959)	(407,541)
Foreign Exchange Rates	Prices of Foreign Currencies	(4,560)	115,303	261,405
Price Index Linked	Interest of Inflation coupon	(523)	(78,999)	(152,919)
TR	TR Linked Interest Rates	337	(67,458)	(166,229)
Equities	Prices of Equities	4,327	(56,154)	(83,800)
Other	Exposures that do not fall under the definitions above	(56)	15,161	29,788
Total		**(10,300)**	**(1,697,205)**	**(3,299,031)**

(*) Amounts net of tax effects.

The following scenarios are used to measure the sensitivity:

- **Scenario I**: Addition of 1 base point in interest fixed rates, currency coupon, inflation and interest rate index, and 1 percentage point in currency and share prices;
- **Scenario II**: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, for both growth and decline, considering the highest possible resulting losses per risk factor;
- **Scenario III**: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, for both growth and decline, considering the highest possible resulting losses per risk factor.

Derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note.

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Note 6 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

Risk levels	03/31/2019										03/31/2018
	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	**229,893,113**	**112,154,339**	**50,945,715**	**18,932,515**	**8,913,629**	**4,702,663**	**4,197,596**	**5,677,242**	**11,093,732**	**446,510,544**	**411,146,766**
Loans and discounted trade receivables	97,877,719	91,111,912	37,881,028	15,624,583	7,590,994	3,510,800	2,873,476	3,589,930	9,283,709	269,344,151	248,102,219
Financing	56,378,139	13,937,050	10,252,157	2,384,041	653,402	831,492	613,614	1,767,008	1,089,558	87,906,461	77,997,578
Farming and agribusiness financing	8,285,627	749,250	632,039	46,118	82,264	48,461	37,664	-	10,291	9,891,714	9,025,689
Real estate financing	67,351,628	6,356,127	2,180,491	877,773	586,969	311,910	672,842	320,304	710,174	79,368,218	76,021,280
Lease operations	**1,622,656**	**4,127,540**	**1,180,246**	**334,866**	**105,000**	**59,938**	**107,267**	**35,172**	**143,167**	**7,715,852**	**7,899,825**
Credit card operations	**340,074**	**70,259,074**	**3,384,016**	**2,925,036**	**1,301,101**	**663,195**	**629,796**	**590,781**	**3,140,833**	**83,233,906**	**70,945,736**
Advance on exchange contracts (1)	**2,730,392**	**726,360**	**578,605**	**87,514**	**86,225**	**71,714**	**22,799**	**15,769**	**44,190**	**4,363,568**	**4,486,683**
Other sundry receivables (2)	**36,919**	**512,200**	**586**	**69,827**	**1,282**	**2,455**	**9,781**	**1,008,283**	**188,802**	**1,830,135**	**1,004,791**
Total operations with credit granting characteristics	**234,623,154**	**187,779,513**	**56,089,168**	**22,349,758**	**10,407,237**	**5,499,965**	**4,967,239**	**7,327,247**	**14,610,724**	**543,654,005**	**495,483,801**
Financial Guarantees Provided (3)										**65,381,208**	**70,885,270**
Total with Financial Guarantees Provided	**234,623,154**	**187,779,513**	**56,089,168**	**22,349,758**	**10,407,237**	**5,499,965**	**4,967,239**	**7,327,247**	**14,610,724**	**609,035,213**	**566,369,071**
Total – 03/31/2018	**214,090,617**	**172,873,303**	**43,837,454**	**19,792,289**	**11,111,628**	**6,618,144**	**7,060,013**	**5,945,786**	**14,154,567**	**495,483,801**	

(1) Includes Advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a);

(2) Includes Securities and credits receivable, Debtors for purchase of assets and Financial guarantees provided paid;

(3) Recorded in Memorandum accounts.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 | 94

II – By maturity and risk level

	03/31/2019										03/31/2018
	AA	A	B	C	D	E	F	G	H	Total	Total
Overdue Operations [1][2]											
Falling due installments	-	-	**2,030,843**	**1,801,107**	**1,398,357**	**1,152,513**	**1,442,155**	**1,450,917**	**3,699,595**	**12,975,487**	**13,067,465**
01 to 30	-	-	75,984	93,000	72,162	54,572	55,999	55,770	199,981	607,468	559,196
31 to 60	-	-	70,623	78,938	64,676	52,205	52,973	42,911	187,355	549,681	442,076
61 to 90	-	-	62,579	75,324	71,731	45,605	52,384	47,528	169,257	524,408	405,671
91 to 180	-	-	194,846	198,916	163,013	132,169	139,158	117,878	458,989	1,404,969	1,120,490
181 to 365	-	-	262,960	323,022	257,820	209,895	226,402	209,543	773,735	2,263,377	2,153,899
Over 365	-	-	1,363,851	1,031,907	768,955	658,067	915,239	977,287	1,910,278	7,625,584	8,386,133
Overdue installments	-	-	**1,050,385**	**1,217,892**	**1,231,087**	**1,057,758**	**1,263,115**	**1,513,413**	**7,227,624**	**14,561,274**	**13,474,389**
01 to 14	-	-	9,695	37,199	27,886	22,690	23,127	19,932	81,489	222,018	211,612
15 to 30	-	-	832,966	117,030	118,220	101,203	114,553	64,753	134,143	1,482,868	1,679,094
31 to 60	-	-	207,724	911,312	209,795	173,356	148,762	95,835	325,437	2,072,221	1,910,186
61 to 90	-	-	-	125,579	813,077	128,363	158,779	308,377	309,836	1,844,011	1,496,188
91 to 180	-	-	-	26,772	62,109	586,550	733,459	903,293	1,946,510	4,258,693	3,862,315
181 to 365	-	-	-	-	-	45,596	84,435	121,223	4,170,495	4,421,749	4,121,258
Over 365	-	-	-	-	-	-	-	-	259,714	259,714	193,736
Subtotal (a)	-	-	**3,081,228**	**3,018,999**	**2,629,444**	**2,210,271**	**2,705,270**	**2,964,330**	**10,927,219**	**27,536,761**	**26,541,854**
Specific allowance (b)	-	-	**(30,812)**	**(90,570)**	**(262,944)**	**(663,082)**	**(1,352,635)**	**(2,075,031)**	**(10,927,219)**	**(15,402,293)**	**(14,418,375)**
Subtotal - 03/31/2018	-	-	**3,282,932**	**2,866,570**	**2,595,608**	**2,169,538**	**3,092,091**	**2,306,781**	**10,228,334**	**26,541,854**	
Non-overdue operations											
Falling due installments	**233,269,428**	**185,767,585**	**52,465,594**	**19,056,127**	**7,447,572**	**3,224,568**	**2,203,794**	**4,205,778**	**3,602,520**	**511,242,966**	**465,075,012**
01 to 30	28,399,525	41,839,857	8,565,268	3,423,933	1,308,322	375,165	198,358	220,970	504,652	84,836,050	74,809,584
31 to 60	12,148,693	17,890,337	3,728,587	1,346,173	424,048	154,571	133,086	77,957	386,848	36,290,300	30,494,360
61 to 90	11,370,499	12,897,150	3,254,470	1,016,739	377,102	153,950	109,094	276,495	182,416	29,637,915	25,470,351
91 to 180	22,695,521	24,968,638	5,805,515	2,193,807	794,674	329,376	310,282	214,603	324,560	57,636,976	48,546,161
181 to 365	28,601,006	26,581,667	7,643,128	3,041,058	1,057,006	381,263	379,452	226,126	588,917	68,499,623	60,477,582
Over 365	130,054,184	61,589,936	23,468,626	8,034,417	3,486,420	1,830,243	1,073,522	3,189,627	1,615,127	234,342,102	225,276,974
Overdue up to 14 days	**1,353,726**	**2,011,928**	**542,346**	**274,632**	**330,221**	**65,126**	**58,175**	**157,139**	**80,985**	**4,874,278**	**3,866,935**
Subtotal (c)	**234,623,154**	**187,779,513**	**53,007,940**	**19,330,759**	**7,777,793**	**3,289,694**	**2,261,969**	**4,362,917**	**3,683,505**	**516,117,244**	**468,941,947**
Generic allowance (d)	-	**(938,898)**	**(530,079)**	**(579,923)**	**(777,779)**	**(986,907)**	**(1,130,985)**	**(3,054,042)**	**(3,683,505)**	**(11,682,118)**	**(12,421,365)**
Subtotal - 03/31/2018	**214,090,617**	**172,873,303**	**40,554,522**	**16,925,719**	**8,516,020**	**4,448,606**	**3,967,922**	**3,639,005**	**3,926,233**	**468,941,947**	
Portfolio total (a + c)	**234,623,154**	**187,779,513**	**56,089,168**	**22,349,758**	**10,407,237**	**5,499,965**	**4,967,239**	**7,327,247**	**14,610,724**	**543,654,005**	**495,483,801**
Existing allowance	-	**(938,898)**	**(560,891)**	**(670,493)**	**(1,040,723)**	**(2,933,316)**	**(4,966,743)**	**(7,326,514)**	**(14,610,724)**	**(34,205,818)**	**(36,660,820)**
Minimum required (b + d)	-	(938,898)	(560,891)	(670,493)	(1,040,723)	(1,649,989)	(2,483,620)	(5,129,073)	(14,610,724)	(27,084,411)	(26,839,740)
Additional	-	-	-	-	-	(1,283,327)	(2,483,123)	(2,197,441)	-	(7,121,407)	(9,821,080)
Financial Guarantees [3]	-	-	-	-	-	-	-	-	-	(1,157,516)	(1,862,591)
Additional [4]	-	-	-	-	-	(1,283,327)	(2,483,123)	(2,197,441)	-	(5,963,891)	(7,958,489)
Portfolio total at 03/31/2018	**214,090,617**	**172,873,303**	**43,837,454**	**19,792,289**	**11,111,628**	**6,618,144**	**7,060,013**	**5,945,786**	**14,154,567**	**495,483,801**	
Existing allowance at 03/31/2018	-	**(864,367)**	**(438,374)**	**(593,769)**	**(1,111,163)**	**(4,631,491)**	**(7,059,307)**	**(5,945,191)**	**(14,154,567)**	**(36,660,820)**	
Minimum required	-	(864,367)	(438,374)	(593,769)	(1,111,163)	(1,985,443)	(3,530,007)	(4,162,050)	(14,154,567)	(26,839,740)	
Additional	-	-	-	-	-	(2,646,048)	(3,529,300)	(1,783,141)	-	(9,821,080)	
Financial Guarantees [3]	-	-	-	-	-	-	-	-	-	(1,862,591)	
Additional [4]	-	-	-	-	-	(2,646,048)	(3,529,300)	(1,783,141)	-	(7,958,489)	

(1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy;

(2) The balance of non-accrual operations amounts to R$19,696,540 (R$ 18,526,432 at 03/31/2018);

(3) Provision for financial guarantees provided, recorded in Other liabilities - Sundry, in the Consolidated Balance Sheet;

(4) Related to expected and potential loss.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 | 95

III – By business sector

	03/31/2019	%	03/31/2018	%
Public Sector	**626,851**	**0.1%**	**1,720,074**	**0.4%**
Energy	-	0.0%	11,737	0.0%
Petrochemical and chemical	246,261	0.0%	1,252,148	0.3%
Sundry	380,590	0.1%	456,189	0.1%
Private sector	**543,027,154**	**99.9%**	**493,763,727**	**99.6%**
Companies	**268,026,327**	**49.3%**	**247,431,007**	**50.0%**
Sugar and alcohol	5,471,780	1.0%	6,307,011	1.3%
Agribusiness and fertilizers	17,602,576	3.2%	15,877,432	3.2%
Food and beverage	14,693,852	2.7%	12,865,762	2.5%
Banks and other financial institutions	9,019,468	1.7%	7,324,111	1.5%
Capital assets	4,395,281	0.8%	4,389,866	0.9%
Pulp and paper	1,231,628	0.2%	2,012,791	0.4%
Publishing and printing	1,110,972	0.2%	898,968	0.2%
Electronic and IT	4,350,014	0.8%	3,910,034	0.8%
Packaging	2,599,303	0.5%	2,386,896	0.5%
Energy and sewage	9,190,013	1.7%	9,412,062	1.9%
Education	1,915,154	0.4%	1,998,295	0.4%
Pharmaceuticals and cosmetics	5,447,862	1.0%	4,900,628	1.0%
Real estate agents	19,847,290	3.7%	19,616,930	4.0%
Entertainment and tourism	5,106,732	0.9%	4,410,192	0.9%
Wood and furniture	2,922,751	0.5%	2,661,284	0.5%
Construction materials	4,542,038	0.8%	4,350,849	0.9%
Steel and metallurgy	7,961,428	1.5%	7,276,222	1.5%
Media	592,463	0.1%	528,836	0.1%
Mining	7,185,395	1.3%	4,903,150	1.0%
Infrastructure work	9,329,555	1.7%	9,207,302	1.8%
Oil and gas (*)	5,818,006	1.1%	5,296,233	1.1%
Petrochemical and chemical	8,986,990	1.7%	6,676,742	1.3%
Health care	2,772,739	0.5%	2,230,957	0.5%
Insurance, reinsurance and pension plans	12,931	0.0%	28,941	0.0%
Telecommucations	2,169,198	0.4%	1,620,294	0.3%
Third sector	1,579,148	0.3%	2,362,189	0.5%
Tradings	1,866,606	0.3%	1,701,624	0.3%
Transportation	16,137,328	3.0%	12,104,523	2.4%
Domestic appliances	2,029,810	0.4%	1,925,319	0.4%
Vehicles and autoparts	9,974,712	1.8%	11,223,846	2.3%
Clothing and shoes	4,516,164	0.8%	4,340,184	0.9%
Commerce - sundry	18,005,400	3.3%	15,133,612	3.1%
Industry - sundry	9,609,631	1.8%	8,091,726	1.6%
Sundry services	39,088,020	7.2%	35,326,481	7.1%
Sundry	10,944,089	2.0%	14,129,715	2.9%
Individuals	**275,000,827**	**50.6%**	**246,332,720**	**49.6%**
Credit cards	81,974,272	15.1%	69,997,765	14.1%
Real estate financing	70,244,721	12.9%	65,086,216	13.1%
Consumer loans / overdraft	105,603,864	19.4%	96,163,645	19.4%
Vehicles	17,177,970	3.2%	15,085,094	3.0%
Grand total	**543,654,005**	**100.0%**	**495,483,801**	**100.0%**

(*) Comprises trade of fuel.

IV - Financial guarantees provided by type

	03/31/2019		03/31/2018	
Type of guarantees	**Portfolio**	**Provision**	**Portfolio**	**Provision**
Endorsements or sureties pledged in legal and administrative tax proceedings	32,554,716	(462,067)	35,880,716	(927,270)
Sundry bank guarantees	19,719,687	(552,207)	24,401,379	(778,587)
Other financial guarantees provided	6,973,252	(88,070)	4,612,120	(86,905)
Tied to the distribution of marketable securities by Public Offering	1,759,000	(389)	1,356,000	(1,154)
Restricted to bids, auctions, service provision or execution of works	3,064,803	(14,880)	3,937,019	(61,731)
Restricted to supply of goods	912,713	(33,277)	536,623	(5,706)
Restricted to international trade of goods	397,037	(6,626)	161,413	(1,238)
Total	**65,381,208**	**(1,157,516)**	**70,885,270**	**(1,862,591)**

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 | 96

b) Credit concentration

Loan, lease and other credit operations (*)	03/31/2019		03/31/2018	
	Risk	% of total	Risk	% of total
Largest debtor	5,093,729	0.8	4,145,858	0.7
10 largest debtors	31,347,582	5.1	29,455,032	5.2
20 largest debtors	47,270,195	7.8	45,798,691	8.1
50 largest debtors	74,848,446	12.3	73,137,595	12.9
100 largest debtors	99,854,639	16.4	98,416,722	17.4

(*) Amounts include financial guarantees provided.

Loan, lease and other credit operations and securities of companies and financial institutions (*)	03/31/2019		03/31/2018	
	Risk	% of total	Risk	% of total
Largest debtor	6,949,737	1.0	7,638,657	1.2
10 largest debtors	43,750,868	6.3	40,712,125	6.2
20 largest debtors	67,990,076	9.8	64,972,377	10.0
50 largest debtors	110,570,121	15.9	110,352,539	16.9
100 largest debtors	145,157,350	20.9	146,192,088	22.4

(*) Amounts include financial guarantees provided.

c) Changes in allowance for loan losses and Provision for Financial Guarantees Pledged

	01/01 to 03/31/2019	01/01 to 03/31/2018
Opening balance	**(34,260,632)**	**(37,309,465)**
Net increase for the period	(4,157,503)	(3,910,831)
Required by Resolution nº. 2,682/99	(4,546,925)	(4,199,907)
Required by Resolution nº. 4,512/16	(21,822)	87,053
Additional	411,244	202,023
Write-Off	4,150,635	4,717,279
Exchange variation	61,682	(157,803)
Closing balance (1)	**(34,205,818)**	**(36,660,820)**
Required by Resolution nº. 2,682/99	(27,084,411)	(26,839,740)
Specific (2)	(15,402,293)	(14,418,375)
Generic (3)	(11,682,118)	(12,421,365)
Additional allowance	(7,121,407)	(9,821,080)
For Financial Guarantees Provided required by Resolution nº. 4,512/16 (4)	(1,157,516)	(1,862,591)
Additional	(5,963,891)	(7,958,489)
Existing allowance	**(34,205,818)**	**(36,660,820)**
Provision delay	(11,233,149)	(10,624,684)
Provision aggravated	(9,920,178)	(9,888,135)
Provision potential	(13,052,491)	(16,148,001)

(1) The allowance for loan losses related to the lease portfolio amounts to: R$ (292,379) (R$ (399,077) at 03/31/2018);
(2) Operations with overdue installments for more than 14 days or under responsibility of administrators or companies in the process of declaring bankruptcy;
(3) For operations not covered in the previous item due to the classification of the client or operation;
(4) Provision for financial guarantees provided, recorded in Other liabilities - Sundry, in the Consolidated Balance Sheet.

At 03/31/2019, the balance of the allowance in relation to the loan portfolio is equivalent to 6.3% (7.4% at 03/31/2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 | 97

d) Renegotiation of credits

	03/31/2019			03/31/2018		
	Portfolio [1]	Allowance for Loan Losses	%	Portfolio [1]	Allowance for Loan Losses	%
Total renegotiated loans	27,635,981	(11,438,352)	41.4%	27,585,198	(11,106,507)	40.3%
(-) Renegotiated loans overdue up to 30 days[2]	(10,867,635)	2,978,178	27.4%	(9,603,347)	2,165,041	22.5%
Renegotiated loans overdue over 30 days[2]	16,768,346	(8,460,174)	50.5%	17,981,851	(8,941,466)	49.7%

(1) The amounts related to renegotiated loans up to 30 days of the Lease Portfolio are: R$ 115,939 (R$ 135,932 at 03/31/2018);

(2) Delays determined upon renegotiation.

e) Restricted operations on assets

See below the information related to the restricted operations involving assets, in accordance with CMN Resolution nº. 2,921, of January 17, 2002.

	03/31/2019				03/31/2018	01/01 to 03/31/2019	01/01 to 03/31/2018
	0 - 30	31 - 180	Over 365 days	Total	Total	Income (expenses)	Income (expenses)
Restricted operations on assets							
Loan operations	254,535	536,935	8,495,220	9,286,690	6,547,340	134,295	109,535
Liabilities - restricted operations on assets							
Foreign borrowing through securities	422,074	848,741	8,492,181	9,762,996	6,339,966	(125,977)	(103,346)
Net revenue from restricted operations						**8,318**	**6,189**

At 03/31/2019 and 03/31/2018 there were no balances in default.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 98

f) Operations of sale or transfers and acquisition of financial assets

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out operations of sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred through co-obligation covenants. Thus, such credits continued recorded in the Consolidated Balance Sheet and are represented as follows:

Nature of operation	03/31/2019				03/31/2018			
	Assets		Liabilities [1]		Assets		Liabilities [1]	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage Loan	1,750,202	1,737,512	1,744,552	1,731,862	2,234,199	2,215,507	2,227,343	2,208,651
Working capital	1,948,113	1,948,113	1,915,227	1,915,227	2,549,243	2,549,243	2,484,400	2,484,400
Other [2]	-	-	3,602	3,602	-	-	5,954	5,954
Total	**3,698,315**	**3,685,625**	**3,663,381**	**3,650,691**	**4,783,442**	**4,764,750**	**4,717,697**	**4,699,005**

(1) Under Other sundry liabilities;

(2) Assignment of operations that had already been written down to losses.

Operations of transfers of financial assets with no retention of risks and benefits generated impact on the result of R$ 387 in the period from January 1 to March 31, 2019 (R$ 3,987 from January 1 to March 31, 2018), net of the Allowance for Loan Losses.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 | 99

Note 7 – Funding, borrowing and onlending

a) Summary

	03/31/2019					03/31/2018
	0-30	31-180	181-365	Over 365	Total	Total
Deposits	250,907,536	34,888,809	23,385,124	152,305,597	461,487,066	407,948,634
Deposits received under securities repurchase agreements	252,997,699	9,072,683	5,615,933	60,341,247	328,027,562	310,609,025
Funds from acceptance and issuance of securities	1,365,498	26,846,365	13,897,001	74,931,164	117,040,028	115,236,507
Borrowing and onlending	6,601,986	20,219,907	24,341,359	18,466,580	69,629,832	63,230,323
Subordinated debt	-	98,930	49,796	52,431,563	52,580,289	52,240,633
Total	**511,872,719**	**91,126,694**	**67,289,213**	**358,476,151**	**1,028,764,777**	**949,265,122**
% per maturity term	49.8	8.9	6.5	34.8	**100.0**	
Total – 03/31/2018	**449,467,365**	**93,325,340**	**65,011,245**	**341,461,172**	**949,265,122**	
% per maturity term	47.4	9.8	6.8	36.0	**100.0**	

b) Deposits

	03/31/2019					03/31/2018
	0-30	31-180	181-365	Over 365 days	Total	Total
Interest-bearing deposits	**176,147,695**	**34,888,809**	**23,385,124**	**152,305,597**	**386,727,225**	**341,515,697**
Time deposits	38,792,725	34,500,225	22,725,959	152,030,180	248,049,089	215,742,700
Savings accounts	136,612,950	-	-	-	136,612,950	122,412,259
Interbank	742,020	388,584	659,165	275,417	2,065,186	3,360,738
Non-interest bearing deposits	**74,759,841**	**-**	**-**	**-**	**74,759,841**	**66,432,937**
Demand deposits	74,756,861	-	-	-	74,756,861	66,430,270
Other deposits	2,980	-	-	-	2,980	2,667
Total	**250,907,536**	**34,888,809**	**23,385,124**	**152,305,597**	**461,487,066**	**407,948,634**
% per maturity term	54.3	7.6	5.1	33.0	**100.0**	
Total – 03/31/2018	**220,550,275**	**33,163,719**	**21,814,086**	**132,420,554**	**407,948,634**	
% per maturity term	54.1	8.1	5.3	32.5	**100.0**	

In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Interbank Deposits with maturity within 0 to 30 days (R$ 11,634,685 at 03/31/2018), 31 to 180 days amouting to (R$ 3,345,854 at 03/31/2018), 181 to 365 days amouting to R$ 2,050,954 (R$ 1,705,811 at 03/31/2018) and over 365 days amounting to R$ 5,513,718 (R$ 6,423,326 at 03/31/2018), totaling R$ 7,564,672 (R$ 23,109,676 at 03/31/2018) and Demand deposits with maturity within 0 to 30 days amouting to R$ 9,295,633.

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c) Deposits received under securities repurchase agreements

	03/31/2019					03/31/2018
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total
Own portfolio	**63,928,181**	**6,828,625**	**2,078,581**	**5,414,387**	**78,249,774**	**98,022,871**
Government securities	53,542,971	-	4,505	-	53,547,476	45,277,834
Corporate Securities	8,355,108	-	-	-	8,355,108	7,265,747
Own issue	1,498,475	6,812,896	1,977,469	5,047,228	15,336,068	45,029,883
Foreign	531,627	15,729	96,607	367,159	1,011,122	449,407
Third-party portfolio	**181,717,028**	**-**	**-**	**-**	**181,717,028**	**143,645,491**
Free portfolio	**7,352,490**	**2,244,058**	**3,537,352**	**54,926,860**	**68,060,760**	**68,940,663**
Total	**252,997,699**	**9,072,683**	**5,615,933**	**60,341,247**	**328,027,562**	**310,609,025**
% per maturity term	77.1	2.8	1.7	18.4	**100.0**	
Total – 03/31/2018	**213,479,703**	**9,598,055**	**15,756,799**	**71,774,468**	**310,609,025**	
% per maturity term	68.7	3.1	5.1	23.1	**100.0**	

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d) Funds from acceptance and issuance of securities

	03/31/2019					03/31/2018
	0-30	31-180	181-365	Over 365 days	Total	Total
Real estate, mortgage, credit and similar notes	**1,248,250**	**21,295,456**	**11,765,570**	**35,464,281**	**69,773,557**	**69,418,880**
Bills of financial	38,534	8,456,651	5,904,373	23,838,716	38,238,274	36,449,288
Bills of real estate	287,636	8,087,993	2,303,602	1,235,205	11,914,436	16,428,064
Bills of credit related to agribusiness	922,080	4,750,812	3,557,595	9,145,453	18,375,940	16,541,528
Mortgage notes	-	-	-	1,244,907	1,244,907	-
Non-trade related – issued abroad	**110,972**	**4,236,634**	**1,938,334**	**38,752,037**	**45,037,977**	**41,415,838**
Brazil risk note programme	3,923	433,586	689,671	3,180,007	4,307,187	6,022,836
Structure note issued	63,986	667,585	1,085,395	3,261,890	5,078,856	5,587,577
Bonds	-	3,097,775	-	24,687,541	27,785,316	24,114,734
Fixed rate notes	-	-	-	4,929,238	4,929,238	3,086,192
Eurobonds	36,186	5,001	-	11,767	52,954	10,001
Mortgage notes	422	464	7,682	263,510	272,078	333,777
Other	6,455	32,223	155,586	2,418,084	2,612,348	2,260,721
Structured Operations Certificates (*)	**6,276**	**1,314,275**	**193,097**	**714,846**	**2,228,494**	**4,401,789**
Total	**1,365,498**	**26,846,365**	**13,897,001**	**74,931,164**	**117,040,028**	**115,236,507**
% per maturity term	1.2	22.9	11.9	64.0	**100.0**	
Total – 03/31/2018	**3,353,249**	**28,243,901**	**12,728,298**	**70,911,059**	**115,236,507**	
% per maturity term	2.9	24.5	11.0	61.6	**100.0**	

(*) As of 03/31/2019, the market value of the funding from Structured Operations Certificates issued is R$ 2,310,577 (R$ 4,639,214 at 03/31/2018).

ITAÚ UNIBANCO HOLDING's portfolio is composed of *Fixed Rate Notes* with maturities of 0 days to 30 days amount of R$ 4,781 and *Brazil Risk Note* Programme with maturities of 31 days to 180 days (R$ 3,580,468 at 03/31/2018), totaling R$ 4,781 (R$ 3,580,468 at 03/31/2018).

Guaranteed Real Estate Notes

Guaranteed Real Estate Notes (LIGs) are registered credit securities, transferrable and free trade, guaranteed by asset portfolio of the issuer itself, submitted to the fiduciary system.

The "Instrument of LIG Issue", which details the conditions of LIG transactions, is available on the website www.itau.com.br/relacoes-com-investidores, section Menu / Relatórios / Letra Imobiliária Garantida (LIG).

I – Breakdown of Asset Portfolio

The credit portfolio linked to LIGs corresponds to 0.08% of ITAÚ UNIBANCO HOLDING CONSOLIDATED's total assets. Its composition is presented in the table below. Further details are available in the Statement of Asset Portfolio – SAP, in section Menu / Relatórios / Letra Imobiliária Garantida (LIG).

	03/31/2019
Real state loans	1,118,147
Government securities - Brazil	239,467
Total asset portfolio	**1,357,614**
Liabilities for issue of LIGs	**1,244,907**
Remuneration of the Fiduciary Agent	**129**

II - Requirements of asset portfolio

	03/31/2019
Breakdown	**82.4%**
Sufficiency	
Notional amount	109.0%
Present value under stress	106.8%
Weighted average term	
Of the asset portfolio	36,7 monthly
Of outstandings LIGs	33 monthly
Liquidity	
Net assets	239,467

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e) **Borrowing and onlending**

	03/31/2019					03/31/2018
	0-30	31-180	181-365	Over 365 days	Total	Total
Borrowing	**6,078,480**	**17,840,651**	**21,935,935**	**7,919,571**	**53,774,637**	**41,337,095**
Domestic	2,589,662	-	-	1,664	2,591,326	2,993,442
Foreign (*)	3,488,818	17,840,651	21,935,935	7,917,907	51,183,311	38,343,653
Onlending - Domestic – official institutions	**523,506**	**2,379,256**	**2,405,424**	**10,547,009**	**15,855,195**	**21,893,228**
BNDES	207,893	990,470	1,145,546	5,158,541	7,502,450	10,169,605
FINAME	288,507	1,337,668	1,201,072	4,890,847	7,718,094	11,162,698
Other	27,106	51,118	58,806	497,621	634,651	560,925
Total	**6,601,986**	**20,219,907**	**24,341,359**	**18,466,580**	**69,629,832**	**63,230,323**
% per maturity term	9.5	29.0	35.0	26.5	**100.0**	
Total – 03/31/2018	**8,048,606**	**17,554,779**	**14,275,318**	**23,351,620**	**63,230,323**	
% per maturity term	12.7	27.8	22.6	36.9	**100.0**	

(*) Foreign borrowing are basically represented by foreign exchange transactions related to export pre-financing and import financing.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 103

f) Subordinated debt, including perpetual ones

	03/31/2019					03/31/2018
	0-30	31-180	181-365	Over 365	Total	Total
Financial treasury bills	-	98,930	49,796	4,740,238	4,888,964	13,556,160
Euronotes	-	-	-	30,874,353	30,874,353	26,250,172
Bonds	-	-	-	5,961,153	5,961,153	5,717,606
Debt instruments eligible as capital	-	-	-	10,868,258	10,868,258	6,730,052
(-) Transaction costs incurred (Note 3b)	-	-	-	(12,439)	(12,439)	(13,357)
Grand total	**-**	**98,930**	**49,796**	**52,431,563**	**52,580,289**	**52,240,633**
% per maturity term	0.0	0.2	0.1	99.7	**100.0**	
Total – 03/31/2018	**4,035,532**	**4,764,886**	**436,744**	**43,003,471**	**52,240,633**	
% per maturity term	7.7	9.1	0.8	82.3	**100.0**	

ITAÚ UNIBANCO HOLDING's portfolio is composed of Subordinated Euronotes with maturities over 365 days amounting to R$ 30,892,106 (R$ 26,236,815 at 03/31/2018) and Debt Instruments Eligible as Capital over 365 days amounting to R$ 10,868,258 (R$ 6,730,052 at 03/31/2018).

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Description

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated financial bills - BRL					
	2,000	2011	2019	109% to 109.7% of CDI	4,333
	59,500	2012	2019	IPCA + 4.7% to 5.14%	96,722
	1,000		2020	111% of CDI	2,145
	20,000			IPCA + 6% to 6.17%	45,525
	6,000	2011	2021	109.25% to 110.5% of CDI	13,376
	2,306,500	2012	2022	IPCA + 5.15% to 5.83%	4,697,632
	20,000			IGPM + 4.63%	29,231
				Total	**4,888,964**
Subordinated euronotes - USD (*)					
	1,000,000	2010	2020	6.2%	4,003,598
	1,000,000		2021	5.75%	3,941,554
	750,000	2011	2021	5.75% to 6.2%	2,996,578
	550,000	2012	2021	6.2%	2,143,185
	2,625,000		2022	5.5% to 5.65%	10,271,214
	1,870,000		2023	5.13%	7,387,355
	20,000	2017		6.12%	79,379
	10,000	2018		6.5%	39,051
Subordinated bonds - CLP				**Total**	**30,861,914**
	11,048,394	2008	2022	7.4% to 7.99%	107,351
	32,720,912		2033	3.5% to 4.5%	228,845
	110,390,929		2033	4.8%	925,398
	98,151,772	2009	2035	4.8%	841,295
	11,311,860	2010	2032	4.4%	81,670
	24,928,312		2035	3.9%	187,914
	125,191,110		2036	4.4%	894,156
	87,087,720		2038	3.9%	651,316
	68,060,124		2040	4.1%	501,464
	33,935,580		2042	4.4%	244,507
	104,000	2013	2023	IPC + 2%	128,560
	146,000		2028	IPC + 2%	180,507
	510,107	2014	2024	LIB	669,416
	47,307,480		2034	3.8%	318,754
				Total	**5,961,153**
Debt instruments eligible as capital - USD					
	1,230,000	2017	Perpetual	6.12%	4,881,827
	740,000	2018	Perpetual	6.5%	2,889,806
				Total	**7,771,633**
Debt instruments eligible as capital - BRL	2,125,100	2019	Perpetual	114 % da SELIC	2,157,094
	924,900			SELIC + 1,17% a 1,19%	939,531
				Total	**3,096,625**
Total					**52,580,289**

(*) Referential Equity at March 31, 2019 has subordinate debts approved by BACEN prior to CMN Resolution 4,192, of March 1, 2013, in the amount of R$ 35,371,597.

Perpetual subordinate notes / Supplementary Capital (AT1), issued on January, 2019 were approved by BACEN, increasing by 0.3 p.p. the Tier I Capital index of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 | 105

Note 8 - Insurance, private pension plan and capitalization operations In ITAÚ UNIBANCO HOLDING CONSOLIDATED, insurance premiums, accepted coinsurances and selling expenses are accounted for by issuing an insurance policy or in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from insurance premiums installments is accounted for as incurred. Revenues from social security contributions, gross revenue from premium bonds and respective technical provisions are recognized upon receipt. The technical provisions aim at reducing risks involved in insurance contracts, private pension plans and capitalization, and are recognized according to the technical notes approved by SUSEP. I - Insurance and private pension plan: · Provision for unearned premiums (PPNG) – this provision is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred. In the calculation, term to maturity of risks assumed and issued and risks in effect but not issued (PPNG- RVNE) in the policies or endorsements of contracts in force are considered, on a pro rata-die basis; · Provision for unsettled claims (PSL) - this provision is recognized for the coverage of expected amounts related reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income past-due, all gross of reinsurance operations and net of coinsurance operations. When required, it should contemplate IBNER (claims incurred but not sufficiently reported) adjustments for the aggregate development of claims reported but not paid, which mounts may be changed throughout the process up to final settlement; · Provision for claims incurred and not reported (IBNR) - this provision is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; · Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the assumptions set forth in the contract, while the event that gave rise to the benefit and/or indemnity has not occurred; · Mathematical provisions for granted benefits (PMBC) - recognized for the coverage of commitments to payment of indemnities and/or benefits assumed with participants or insured parties, based on the assumptions established in the agreement, after the event has occurred; · Provision for financial surplus (PEF) - it is recognized to ensure the amounts intended for distribution of financial surplus, if the event is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product; · Supplemental Coverage Reserve (PCC) - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, which follows specific provisions in the prevailing regulation; · Provision for redemptions and other amounts to be regularize (PVR) - this provision is recognized for the coverage of amounts related to redemptions to regularize, returns on premiums or funds, transfers requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and where premiums have been received but not quoted; · Provision for related expenses (PDR) - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred and will occur. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 106 Note 8 - Insurance, private pension plan and capitalization operations In ITAÚ UNIBANCO HOLDING CONSOLIDATED, insurance premiums, accepted coinsurances and selling expenses are accounted for by issuing an insurance policy or in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from insurance premiums installments is accounted for as incurred. Revenues from social security contributions, gross revenue from premium bonds and respective technical provisions are recognized upon receipt. The technical provisions aim at reducing risks involved in insurance contracts, private pension plans and capitalization, and are recognized according to the technical notes approved by SUSEP. I - Insurance and private pension plan: · Provision for unearned premiums (PPNG) – this provision is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred. In the calculation, term to maturity of risks assumed and issued and risks in effect but not issued (PPNG- RVNE) in the policies or endorsements of contracts in force are considered, on a pro rata-die basis; · Provision for unsettled claims (PSL) - this provision is recognized for the coverage of expected amounts related reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income past-due, all gross of reinsurance operations and net of coinsurance operations. When required, it should contemplate IBNER (claims incurred but not sufficiently reported) adjustments for the aggregate development of claims reported but not paid, which mounts may be changed throughout the process up to final settlement; · Provision for claims incurred and not reported (IBNR) - this provision is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; · Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the assumptions set forth in the contract, while the event that gave rise to the benefit and/or indemnity has not occurred; · Mathematical provisions for granted benefits (PMBC) - recognized for the coverage of commitments to payment of indemnities and/or benefits assumed with participants or insured parties, based on the assumptions established in the agreement, after the event has occurred; · Provision for financial surplus (PEF) - it is recognized to ensure the amounts intended for distribution of financial surplus, if the event is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product; · Supplemental Coverage Reserve (PCC) - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, which follows specific provisions in the prevailing regulation; · Provision for redemptions and other amounts to be regularize (PVR) - this provision is recognized for the coverage of amounts related to redemptions to regularize, returns on premiums or funds, transfers requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and where premiums have been received but not quoted; · Provision for related expenses (PDR) - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred and will occur. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 106

II - Capitalization: · Mathematical provision for capitalization (PMC) - recognized until the event triggering the benefit occurs, and comprised of the portion of the amounts collected for capitalization; · Provision for redemption (PR) - recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received; · Provision for raffles unrealized (PSR) - recognized for each bond which raffles were funded, but that, on the recognition date, had not been realized yet; · Provision for raffles payable (PSP) - recognized from the date when the raffle is drawn until the date of financial settlement, or the date when the evidence of payment of the obligation is received; · Supplementary provision for raffles (PCS) - recognized to supplement the provision for raffles unrealized. Used for coverage of possible shortfall related to the expected amount of raffles to be drawn; · Provision for administrative expenses (PDA) - recognized for the coverage of the expected amounts of administrative expenses for the capitalization plans. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 107 II - Capitalization: · Mathematical provision for capitalization (PMC) - recognized until the event triggering the benefit occurs, and comprised of the portion of the amounts collected for capitalization; · Provision for redemption (PR) - recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received; · Provision for raffles unrealized (PSR) - recognized for each bond which raffles were funded, but that, on the recognition date, had not been realized yet; · Provision for raffles payable (PSP) - recognized from the date when the raffle is drawn until the date of financial settlement, or the date when the evidence of payment of the obligation is received; · Supplementary provision for raffles (PCS) - recognized to supplement the provision for raffles unrealized. Used for coverage of possible shortfall related to the expected amount of raffles to be drawn; · Provision for administrative expenses (PDA) - recognized for the coverage of the expected amounts of administrative expenses for the capitalization plans. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 107

a) Composition of the technical provisions

	Insurance		Pension plan		Capitalization		Total	
	03/31/2019	03/31/2018	03/31/2019	03/31/2018	03/31/2019	03/31/2018	03/31/2019	03/31/2018
Unearned premiums (PPNG)	2,170,322	1,902,486	12,170	13,942	-	-	2,182,492	1,916,428
Mathematical provision of benefits to be granted (PMBAC) and benefits granted (PMBC)	198,337	177,921	198,971,944	181,092,290	-	-	199,170,281	181,270,211
Redemptions and other unsettled amounts (PVR)	12,396	11,646	451,136	280,084	-	-	463,532	291,730
Financial surplus (PEF)	1,914	1,861	595,798	592,812	-	-	597,712	594,673
Unsettled claims (PSL)	529,703	520,047	44,352	36,855	-	-	574,055	556,902
Claims / events incurred but not reported (IBNR)	377,389	349,616	24,571	26,895	-	-	401,960	376,511
Administrative (PDA) and related expenses (PDR)	30,498	27,884	99,799	97,219	6,042	10,359	136,339	135,462
Mathematical provision for capitalization (PMC) and redemption (PR)	-	-	-	-	3,448,651	3,306,977	3,448,651	3,306,977
Raffles payable (PSP) unrealized (PSR)	-	-	-	-	14,184	17,970	14,184	17,970
Other provisions	134,457	129,407	184,369	230,838	181	220	319,007	360,465
Total technical provisions (a)	**3,455,016**	**3,120,868**	**200,384,139**	**182,370,935**	**3,469,058**	**3,335,526**	**207,308,213**	**188,827,329**

b) Assets guaranteeing technical provisions

	Insurance		Pension plan		Capitalization		Total	
	03/31/2019	03/31/2018	03/31/2019	03/31/2018	03/31/2019	03/31/2018	03/31/2019	03/31/2018
Interbank investments – money market	**361,715**	**621,551**	**293,988**	**587,831**	**1,107,247**	**1,489,491**	**1,762,950**	**2,698,873**
Securities and derivative financial instruments	**2,317,571**	**1,726,466**	**201,729,244**	**182,957,291**	**2,562,247**	**1,995,951**	**206,609,062**	**186,679,708**
PGBL / VGBL fund quotas [1]	-	-	**191,663,599**	**174,240,724**	-	-	**191,663,599**	**174,240,724**
Government securities - domestic	-	-	164,576,760	150,174,888	-	-	164,576,760	150,174,888
National treasury bills, Financial treasury bills and National treasury notes	-	-	148,839,672	137,630,027	-	-	148,839,672	137,630,027
Repurchase agreements	-	-	15,737,088	12,544,861	-	-	15,737,088	12,544,861
Corporate securities	-	-	26,205,255	23,950,583	-	-	26,205,255	23,950,583
Shares, Repurchase Agreements, Debentures, Bank Deposit Certificates and Promissory Notes	-	-	7,884,084	4,597,231	-	-	7,884,084	4,597,231
Financial treasury bills	-	-	18,317,962	19,353,352	-	-	18,317,962	19,353,352
Others	-	-	3,209	-	-	-	3,209	-
PGBL / VGBL fund quotas	-	-	1,374,235	437,997	-	-	1,374,235	437,997
Other Bonds [2]	-	-	(492,651)	(322,744)	-	-	(492,651)	(322,744)
Other public securities and private securities	**2,317,571**	**1,726,466**	**10,065,645**	**8,716,567**	**2,562,247**	**1,995,951**	**14,945,463**	**12,438,984**
Receivables from insurance and reinsurance operations [3]	**1,122,641**	**1,010,727**	-	-	-	-	**1,122,641**	**1,010,727**
Credit rights	949,911	889,443	-	-	-	-	949,911	889,443
Other credit	172,730	121,284	-	-	-	-	172,730	121,284
Total Guarantee Assets (b)	**3,801,927**	**3,358,744**	**202,023,232**	**183,545,122**	**3,669,494**	**3,485,442**	**209,494,653**	**190,389,308**
Total Excess Coverage (b-a)	**346,911**	**237,876**	**1,639,093**	**1,174,187**	**200,436**	**149,916**	**2,186,440**	**1,561,979**

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counter-entry to liabilitie in Pension plan technical provision accounts (Note 8a);

(2) Includes Derivative financial instruments, Loans for shares and Accounts receivable /payable;

(3) Recorded under Other receivables and Other assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 | 108

c) Financial and operating income Insurance Pension plan Capitalization Total 01/01 to 03/31/2019 01/01 to 03/31/2018 01/01 to 03/31/2019 01/01 to 03/31/2018 01/01 to 01/01 to 01/01 to 01/01 to Direct Reinsurance Withheld Direct Reinsurance Withheld 03/31/2019 03/31/2018 03/31/2019 03/31/2018 Direct Reinsurance Withheld Direct Reinsurance Withheld Financial income 44,951 - 44,951 33,620 - 33,620 114,705 - 114,705 95,873 - 95,873 22,441 2,862 182,097 132,355 Financial income 48,409 - 48,409 32,903 - 32,903 3,977,944 - 3,977,944 3,666,711 - 3,666,711 67,742 45,895 4,094,095 3,745,509 Financial expenses (3 ,458) - (3,458) 717 - 717 (3 ,863,239) - (3,863,239) (3,570,838) - (3,570,838) (45,301) (43,033) (3,911,998) (3,613,154) Operating income 728,443 7,408 735,851 665,606 19,893 685,499 45,064 737 45,801 74,722 (1,009) 73,713 108,715 122,339 890,367 881,551 Premiums and contributions 1,124,424 (9,308) 1,115,116 1,012,484 1,956 1,014,440 3,396,350 (790) 3,395,560 5,041,063 (1,009) 5,040,054 628,897 672,461 5,139,573 6,726,955 Changes in technical provisions (5 9,001) 3,964 (55,037) (26,920) 3,031 (2 3,889) (3 ,329,970) - (3,329,970) (4,957,427) - (4,957,427) 778 1,009 (3,384,229) (4,980,307) Expenses for claims, benefits, redemptions and raffles (3 42,609) 12,654 (329,955) (294,231) 14,884 (279,347) (2 0,872) 1,527 (19,345) (7,796) - (7,796) (523,087) (5 50,710) (872,387) (837,853) Selling expenses (9 ,805) 98 (9,707) (15,054) 22 (15,032) (8 91) - (891) (931) - (931) (9 99) (1 ,154) (11,597) (17,117) Other operating revenues and expenses 15,434 - 15,434 (10,673) - (10,673) 447 - 447 (187) - (187) 3,126 733 19,007 (10,127) Total income 773,394 7,408 780,802 699,226 19,893 719,119 159,769 737 160,506 170,595 (1,009) 169,586 131,156 125,201 1,072,464 1,013,906 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 109 c) Financial and operating income Insurance Pension plan Capitalization Total 01/01 to 03/31/2019 01/01 to 03/31/2018 01/01 to 03/31/2019 01/01 to 03/31/2018 01/01 to 01/01 to 01/01 to 01/01 to Direct Reinsurance Withheld Direct Reinsurance Withheld 03/31/2019 03/31/2018 03/31/2019 03/31/2018 Direct Reinsurance Withheld Direct Reinsurance Withheld Financial income 44,951 - 44,951 33,620 - 33,620 114,705 - 114,705 95,873 - 95,873 22,441 2,862 182,097 132,355 Financial income 48,409 - 48,409 32,903 - 32,903 3,977,944 - 3,977,944 3,666,711 - 3,666,711 67,742 45,895 4,094,095 3,745,509 Financial expenses (3 ,458) - (3,458) 717 - 717 (3 ,863,239) - (3,863,239) (3,570,838) - (3,570,838) (45,301) (43,033) (3,911,998) (3,613,154) Operating income 728,443 7,408 735,851 665,606 19,893 685,499 45,064 737 45,801 74,722 (1,009) 73,713 108,715 122,339 890,367 881,551 Premiums and contributions 1,124,424 (9,308) 1,115,116 1,012,484 1,956 1,014,440 3,396,350 (790) 3,395,560 5,041,063 (1,009) 5,040,054 628,897 672,461 5,139,573 6,726,955 Changes in technical provisions (5 9,001) 3,964 (55,037) (26,920) 3,031 (2 3,889) (3 ,329,970) - (3,329,970) (4,957,427) - (4,957,427) 778 1,009 (3,384,229) (4,980,307) Expenses for claims, benefits, redemptions and raffles (3 42,609) 12,654 (329,955) (294,231) 14,884 (279,347) (2 0,872) 1,527 (19,345) (7,796) - (7,796) (523,087) (5 50,710) (872,387) (837,853) Selling expenses (9 ,805) 98 (9,707) (15,054) 22 (15,032) (8 91) - (891) (931) - (931) (9 99) (1 ,154) (11,597) (17,117) Other operating revenues and expenses 15,434 - 15,434 (10,673) - (10,673) 447 - 447 (187) - (187) 3,126 733 19,007 (10,127) Total income 773,394 7,408 780,802 699,226 19,893 719,119 159,769 737 160,506 170,595 (1,009) 169,586 131,156 125,201 1,072,464 1,013,906 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 109

Note 9 – Contingent assets and liabilities and legal liabilities – tax and social security ITAÚ UNIBANCO HOLDING CONSOLIDATED, as a result of the ordinary course of its business, may be a party to legal lawsuits of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision, regardless of the probability of loss. I- Civil lawsuits: In general, provisions for contingencies arise from claims related to the revision of contracts and compensation for damages and pain and suffering and the lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to collection of inflation adjustments to savings accounts resulting from economic plants implemented in the decades of 1980 and 1990, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes provisions upon receipt of summons, as well as at the time individuals demand the enforcement of the decision rendered by the Judiciary power, using the same criteria adopted to determine provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, as determined by the STF, until it pronounces a final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to economic plans, and ITAÚ UNIBANCO HOLDING CONSOLIDATED has already adhered to its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and, savers may adhere to their terms for a 24-month period, counted as from May 22, 2018 with the subsequent conclusion of lawsuits. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 110 Note 9 – Contingent assets and liabilities and legal liabilities – tax and social security ITAÚ UNIBANCO HOLDING CONSOLIDATED, as a result of the ordinary course of its business, may be a party to legal lawsuits of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision, regardless of the probability of loss. I- Civil lawsuits: In general, provisions for contingencies arise from claims related to the revision of contracts and compensation for damages and pain and suffering and the lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to collection of inflation adjustments to savings accounts resulting from economic plants implemented in the decades of 1980 and 1990, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes provisions upon receipt of summons, as well as at the time individuals demand the enforcement of the decision rendered by the Judiciary power, using the same criteria adopted to determine provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, as determined by the STF, until it pronounces a final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to economic plans, and ITAÚ UNIBANCO HOLDING CONSOLIDATED has already adhered to its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and, savers may adhere to their terms for a 24-month period, counted as from May 22, 2018 with the subsequent conclusion of lawsuits. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 110

II- Labor claims Provisions for Contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others, are discussed. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered relevant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical share pricing model and is reassessed taking into account the court rulings. Provisions for contingencies are adjusted to the amounts deposited as guarantee for their execution when realized. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss which, in turn, is estimated in accordance with the actual and legal characteristics related to that lawsuit. III- Other Risks These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 111 II- Labor claims Provisions for Contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others, are discussed. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered relevant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical share pricing model and is reassessed taking into account the court rulings. Provisions for contingencies are adjusted to the amounts deposited as guarantee for their execution when realized. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss which, in turn, is estimated in accordance with the actual and legal characteristics related to that lawsuit. III- Other Risks These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 111

Below are the changes in civil, labor and other Risks provisions:

	01/01 to 03/31/2019				01/01 to 03/31/2018
	Civil	Labor	Other	Total	Total
Opening balance	**4,426,020**	**6,820,919**	**573,198**	**11,820,137**	**12,732,945**
(-) Guaranteed Provisions by indemnity clauses (Note 3n)	(226,179)	(956,819)	-	(1,182,998)	(1,240,767)
Subtotal	**4,199,841**	**5,864,100**	**573,198**	**10,637,139**	**11,492,178**
Monetary restatement/charges	43,943	124,968	-	168,911	173,326
Changes in the period reflected in results (Notes 10g and 10i)	(31,173)	316,708	(82,206)	203,329	326,054
Increase	77,698	343,261	73,053	494,012	497,635
Reversal	(108,871)	(26,553)	(155,259)	(290,683)	(171,581)
Payment	(313,096)	(457,441)	-	(770,537)	(716,320)
Subtotal	**3,899,515**	**5,848,335**	**490,992**	**10,238,842**	**11,275,238**
(+) Guaranteed Provisions by indemnity clauses (Note 3n)	221,715	989,404	-	1,211,119	1,229,926
Closing balance	**4,121,230**	**6,837,739**	**490,992**	**11,449,961**	**12,505,164**
Closing balance at 03/31/2018	**5,066,182**	**7,298,868**	**140,114**	**12,505,164**	
Escrow deposits at 03/31/2019	**1,549,381**	**2,369,836**	**-**	**3,919,217**	
Escrow deposits at 03/31/2018	**1,497,758**	**2,183,784**	**-**	**3,681,542**	

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 112

IV- Tax and social security lawsuits

Tax provisions correspond to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the changes in the provisions:

	01/01 to 03/31/2019			01/01 to 03/31/2018
	Legal obligation (Note 11c)	Tax Lawsuits	Total	Total
Opening balance	**4,691,011**	**2,101,611**	**6,792,622**	**7,003,159**
(-) Provisions guaranteed by indemnity clauses (Note 3n)	-	(66,190)	(66,190)	(66,190)
Subtotal	**4,691,011**	**2,035,421**	**6,726,432**	**6,936,969**
Monetary restatement / charges	35,692	130,264	165,956	136,372
Changes in the period reflected in results	(151,163)	36,914	(114,249)	(47,065)
Increase	34,283	114,571	148,854	160,284
Reversal	(185,446)	(77,657)	(263,103)	(207,349)
Payment	-	(35,700)	(35,700)	(73,846)
Subtotal	**4,575,540**	**2,166,899**	**6,742,439**	**6,952,430**
(+) Provisions guaranteed by indemnity clauses (Note 3n)	-	68,659	68,659	66,693
Closing balance	**4,575,540**	**2,235,558**	**6,811,098**	**7,019,123**
Closing balance at 03/31/2018	**4,655,862**	**2,363,261**	**7,019,123**	

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 | 113

Escrow deposits	01/01 to 03/31/2019			01/01 to 03/31/2018
	Legal obligation	Contingencies	Total	Total
Opening balance	**4,598,621**	**747,519**	**5,346,140**	**5,170,209**
Appropriation of income	37,823	14,602	52,425	46,423
Changes in the period	170,048	(12,203)	157,845	15,549
New Deposited	170,048	3,992	174,040	60,776
Withdrawals	-	-	-	(6,893)
Reversals to income	-	(16,195)	(16,195)	(38,334)
Closing balance	**4,806,492**	**749,918**	**5,556,410**	**5,232,181**
Relocated to assets pledged in guarantee of contingencies (Note 9e)	**-**	**(78,744)**	**(78,744)**	**(937)**
Closing balance after relocated	**4,806,492**	**671,174**	**5,477,666**	**5,231,244**
Closing balance at 03/31/2018	**4,607,073**	**624,171**	**5,231,244**	

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 114

The main discussions related to Tax and Tax Lawsuits and Legal Obligations are described below: · CSLL – Isonomy – R$ 1,352,541: discussing the lack of constitutional support for the increase, established by law nº 11,727/08, of the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the deposit in court totals R$ 1,367,510; · INSS – Non-compensatory amounts – R$ 666,345: the non-levy of social security contribution on amounts paid as profit sharing is defended; · PIS and COFINS – Calculation basis – R$ 631,957: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposit in court totals R$ 615,733. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 115 The main discussions related to Tax and Tax Lawsuits and Legal Obligations are described below: · CSLL – Isonomy – R$ 1,352,541: discussing the lack of constitutional support for the increase, established by law nº 11,727/08, of the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the deposit in court totals R$ 1,367,510; · INSS – Non-compensatory amounts – R$ 666,345: the non-levy of social security contribution on amounts paid as profit sharing is defended; · PIS and COFINS – Calculation basis – R$ 631,957: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposit in court totals R$ 615,733. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 115

c) Off-balance sheet contingencies

The amounts involved in administrative and judicial challenges with estimated risk of possible loss are subject to accounting provision and are basically composed of:

I- Civil and Labor Claims

In Civil Lawsuits with possible loss, total estimated risk is R$ 4,155,916 (R$ 3,694,685 at March 31, 2018), and in this amount there are no values arising from interest in Jointly Controlled Entities.

For Labor Claims with possible loss, estimated risk is R$ 155,457 (R$ 58,551 at March 31, 2018).

II - Tax and Social Security Lawsuits:

Tax and Social Security Lawsuits with possible loss totaled R$ 28,567,712, and the main discussions are described below:

- INSS – Non-compensatory amounts – R$ 5,853,164: defends the non-levy of this contribution on these amounts, profit sharing and stock option plan;
- IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 3,977,502: the deductibility of funding expenses (DI), related to funds that were capitalized between Group companies, is being challenged;
- IRPJ and CSLL – Goodwill – Deduction – R$ 2,931,450: the deductibility of goodwill with future expected profitability on the acquisition of investments;
- PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 2,782,876: discussing the accounting and tax treatment granted to PIS and COFINS upon settlement of leasing operations;
- IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,843,689: cases in which the liquidity and the ability of offset credits are discussed;
- IRPJ and CSLL – Interest on capital – R$ 1,521,993: defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate (TJLP) on the stockholders' equity for the year and for prior years;
- ISS – Banking Institutions – R$ 1,174,827: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law nº. 116/03 or Decree Law nº. 406/68;
- IRPJ and CSLL – Disallowance of Losses – R$ 1,124,982: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision;
- IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 779,535: assessments to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses upon the receipt of credits.

d) Receivables - reimbursement of provisions

The receivables balance arising from reimbursements of provisions totals R$ 1,015,379 (R$ 1,071,047 at 03/31/2018) (Note 10a). This value is derived basically from the guarantee in the privatization process of the Banco Banerj S.A., which occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee civil, labor, tax and social security provisions

e) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING CONSOLIDATED and basically consist of:

	03/31/2019	03/31/2018
Securities (basically financial treasury bills – Note 5b)	698,044	756,235
Escrow deposits	4,299,705	4,547,589

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 | 116

ITAÚ UNIBANCO HOLDING CONSOLIDATED litigation provisions are long-term, considering the time required to conclude legal cases through the court system in Brazil, which prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING CONSOLIDATED is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 117 ITAÚ UNIBANCO HOLDING CONSOLIDATED litigation provisions are long-term, considering the time required to conclude legal cases through the court system in Brazil, which prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING CONSOLIDATED is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 117

Note 10 - Breakdown of accounts

a) Other receivables

	03/31/2019	03/31/2018
Foreign exchange portfolio (Note 10b)	96,407,645	66,366,841
Deferred tax assets (Note 11bI)	38,836,332	46,391,250
Negotiation and intermediation of securities	15,833,416	9,362,883
Deposits in guarantee for contingent, provisions and legal obligations (Notes 9b and 9e)	13,696,588	13,460,375
Taxes and contributions for offsetting	9,960,600	8,153,463
Operations without credit granting characteristics	3,429,771	2,326,509
Income receivable	3,393,401	2,948,612
Sundry domestic debtors	2,286,155	1,984,802
Receivables from insurance and reinsurance operations	1,243,528	1,208,087
Sundry foreign debtors	1,831,140	2,988,533
Net amount receivables from reimbursement of provisions (Note 9d)	1,015,379	1,071,047
Retirement plan assets (Note 16e)	720,119	1,070,063
Other	2,530,110	2,671,103
Total	**191,184,184**	**160,003,568**

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 118

b) Foreign exchange portfolio 03/31/2019 03/31/2018 Assets - other receivables 96,407,645 66,366,841 45,485,387 34,611,312 Exchange purchase pending settlement – foreign currency 7,054 1,073 Bills of exchange and term documents – foreign currency 51,319,381 32,158,003 Exchange sale rights – local currency (Advances received) – local currency (404,177) (403,547) 97,107,752 66,743,488 Liabilities – other liabilities (Note 2a) Exchange sales pending settlement – foreign currency 50,953,512 32,402,195 Liabilities from purchase of foreign currency – local currency 45,961,569 34,163,946 Other 192,671 177,347 Memorandum accounts 2,063,729 1,492,777 706,077 759,366 Outstanding import credits – foreign currency 1,357,652 733,411 Confirmed export credits – foreign currency Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 119 b) Foreign exchange portfolio 03/31/2019 03/31/2018 Assets - other receivables 96,407,645 66,366,841 45,485,387 34,611,312 Exchange purchase pending settlement – foreign currency 7,054 1,073 Bills of exchange and term documents – foreign currency 51,319,381 32,158,003 Exchange sale rights – local currency (Advances received) – local currency (404,177) (403,547) 97,107,752 66,743,488 Liabilities – other liabilities (Note 2a) Exchange sales pending settlement – foreign currency 50,953,512 32,402,195 Liabilities from purchase of foreign currency – local currency 45,961,569 34,163,946 Other 192,671 177,347 Memorandum accounts 2,063,729 1,492,777 706,077 759,366 Outstanding import credits – foreign currency 1,357,652 733,411 Confirmed export credits – foreign currency Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 119

c) Prepaid expenses 03/31/2019 03/31/2018 Advertising 530,288 676,702 226,169 441,960 Commissions Related to Payroll Loans 34,340 200,443 Related to insurance and pension plan 16,510 41,026 Related to vehicle financing 10,045 34,929 Restricted to commissions / partnership agreements 532 4,525 Other 164,742 161,036 Other 1,492,124 1,204,220 2,248,581 2,322,883 Total Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 120 c) Prepaid expenses 03/31/2019 03/31/2018 Advertising 530,288 676,702 226,169 441,960 Commissions Related to Payroll Loans 34,340 200,443 Related to insurance and pension plan 16,510 41,026 Related to vehicle financing 10,045 34,929 Restricted to commissions / partnership agreements 532 4,525 Other 164,742 161,036 Other 1,492,124 1,204,220 2,248,581 2,322,883 Total Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 120

d) **Other liabilities**

	03/31/2019	03/31/2018
Foreign exchange portfolio (Note 10b)	97,107,753	66,743,488
Payment Transactions	36,202,301	34,327,255
Tax and social security contributions (Note 11c)	15,534,000	21,671,947
Provisions for Civil, Labor, Other Risks and tax Lawsuits (Note 9b)	13,685,519	14,868,425
Negotiation and intermediation of securities	9,218,010	6,558,509
Collection and payment of taxes and contributions	5,289,703	4,617,707
Social and statutory	2,899,395	2,641,948
Transactions related to credit assignments (Note 6f)	3,663,381	4,717,697
Provisions for sundry payments	3,220,204	3,592,638
Sundry creditors - foreign	3,442,654	5,461,755
Sundry creditors - local	2,585,135	1,858,944
Personnel provision	1,781,599	1,655,763
Creditors of funds to be released	1,329,124	1,156,023
Liabilities for official agreements and rendering of payment services	1,128,324	829,839
Provision financial guarantees provided (Note 6c)	1,157,516	1,862,591
Retirement plan liabilities (Note 16e)	709,027	746,009
Other	3,003,174	2,951,465
Total	**201,956,819**	**176,262,003**

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 121

e) Banking service fees 01/01 to 01/01 to 03/31/2019 03/31/2018 Credit and debit cards 2,862,845 2,814,572 Asset management 1,594,986 1,541,743 Funds 1,416,179 1,385,838 Cons Consorti ora tia management fee 178,807 155,905 Fees for guarantees issued and credit lines 426,730 457,362 Loan operations 92,703 84,543 Guarantees provided 334,027 372,819 Receipt services 442,205 425,808 Collection fees 368,879 356,596 Collection services 73,326 69,212 Current account 177,270 170,432 Other 712,236 727,679 Custody and management of portfolio 117,103 102,706 Economic and financial advisory 130,890 117,424 Other services 464,243 507,549 Total 6,216,272 6,137,596 f) Income related to bank charges 01/01 to 01/01 to 03/31/2019 03/31/2018 Service package fees 1,636,079 1,656,789 Credit cards – annual fees and other services 992,708 925,674 Income related to securities brokerage 215,366 216,685 Loan operations / registration 229,268 224,281 Transfer of funds 98,322 93,760 Deposit account 56,943 50,191 Total 3,228,686 3,167,380 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 122 e) Banking service fees 01/01 to 01/01 to 03/31/2019 03/31/2018 Credit and debit cards 2,862,845 2,814,572 Asset management 1,594,986 1,541,743 Funds 1,416,179 1,385,838 Cons Consorti ora tia management fee 178,807 155,905 Fees for guarantees issued and credit lines 426,730 457,362 Loan operations 92,703 84,543 Guarantees provided 334,027 372,819 Receipt services 442,205 425,808 Collection fees 368,879 356,596 Collection services 73,326 69,212 Current account 177,270 170,432 Other 712,236 727,679 Custody and management of portfolio 117,103 102,706 Economic and financial advisory 130,890 117,424 Other services 464,243 507,549 Total 6,216,272 6,137,596 f) Income related to bank charges 01/01 to 01/01 to 03/31/2019 03/31/2018 Service package fees 1,636,079 1,656,789 Credit cards – annual fees and other services 992,708 925,674 Income related to securities brokerage 215,366 216,685 Loan operations / registration 229,268 224,281 Transfer of funds 98,322 93,760 Deposit account 56,943 50,191 Total 3,228,686 3,167,380 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 122

g) Personnel expenses

	01/01 to 03/31/2019	01/01 to 03/31/2018
Compensation	(2,481,671)	(2,385,014)
Employees' profit sharing	(1,025,590)	(971,269)
Welfare benefits	(961,631)	(920,486)
Charges	(805,665)	(755,447)
Labor claims and termination of employees	(431,183)	(429,599)
Training	(48,231)	(46,773)
Share-based payment (Note 13g)	(96,228)	(34,845)
Total	**(5,850,199)**	**(5,543,433)**

h) Other administrative expenses

	01/01 to 03/31/2019	01/01 to 03/31/2018
Third-party services	(1,085,757)	(1,019,788)
Data processing and telecommunications	(1,070,003)	(1,008,006)
Installations	(786,605)	(787,630)
Depreciation and amortization	(706,548)	(632,396)
Advertising, promotions and publication	(282,751)	(248,343)
Financial system services	(192,969)	(183,143)
Security	(193,185)	(190,174)
Transportation	(88,114)	(83,992)
Materials	(85,697)	(78,355)
Travel expenses	(51,010)	(45,676)
Other	(319,001)	(287,119)
Total	**(4,861,640)**	**(4,564,622)**

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 | 123

i) Other operating expenses 01/01 to 01/01 to 03/31/2019 03/31/2018 Selling - credit cards (1,064,308) (885,157) Operations with no Credit Granting Characteristics, net amount (106,291) (109,857) Amortization of goodwill (316,804) (297,052) Provision for lawsuits (Note 9b) 104,772 23,094 Civil 31,173 9,012 Tax and social security contributions (8,607) 3,511 Other 82,206 10,571 Claims (119,324) (83,458) Refund of interbank costs (70,382) (68,377) Impairment – Other receivables Sundry - (167,003) Other (470,774) (488,033) Total (2,043,111) (2,075,843) Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 124 i) Other operating expenses 01/01 to 01/01 to 03/31/2019 03/31/2018 Selling - credit cards (1,064,308) (885,157) Operations with no Credit Granting Characteristics, net amount (106,291) (109,857) Amortization of goodwill (316,804) (297,052) Provision for lawsuits (Note 9b) 104,772 23,094 Civil 31,173 9,012 Tax and social security contributions (8,607) 3,511 Other 82,206 10,571 Claims (119,324) (83,458) Refund of interbank costs (70,382) (68,377) Impairment – Other receivables Sundry - (167,003) Other (470,774) (488,033) Total (2,043,111) (2,075,843) Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 124

Note 11 - Taxes ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% Additional income tax 10.00% (1) 15.00% Social contribution on Net Income (2) 0.65% PIS (2) 4.00% COFINS ISS up to 5.00% (1) For non-financial subsidiaries, the Social Contribution on Net Income tax rate is 9.00%. (2) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%. a) Expenses for taxes and contributions I - Demonstration of Income tax and social contribution expense calculation: 01/01 to 01/01 to Due on operations for the period 03/31/2019 03/31/2018 Income before income tax and social contribution 9 ,860,780 9,399,054 (3,944,312) (4,229,574) Charges (income tax and social contribution) at the rates in effect Increase / decrease in income tax and social contribution charges arising from: Investments in affiliates and jointly controlled entities 5 6,103 50,778 Foreign exchange variations on investments abroad (7 1,830) 135,761 Interest on capital 8 61,745 931,649 Corporate reorganizations (Note 3l) - 156,934 Dividends and interest on external debt bonds 8 7,433 67,640 Other nondeductible expenses net of non taxable income (*) 1,053,336 1,169,594 Income tax and social contribution expenses (1 ,957,525) (1 ,717,218) Related to temporary differences Increase / (reversal) for the period (1,017,821) (1,397,205) Increase / (reversal) of prior periods 6,316 2 9,191 (Expenses) / Income related to deferred taxes (1 ,011,505) (1 ,368,014) Total income tax and social contribution expenses (2 ,969,030) (3 ,085,232) (*) Includes temporary (additions) and exclusions. II - Tax expenses: 01/01 to 01/01 to 03/31/2019 03/31/2018 PIS and COFINS (1,361,997) (1,301,057) ISS (318,222) (367,202) Other (141,325) (139,725) Total (1,821,544) (1,807,984) The tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ (108,517) (R$ (72,645) from 01/01 to 03/31/2018) and are mainly composed of PIS and COFINS. III - Tax effects on foreign exchange management of investments abroad In order to minimize the effects on income in connection with the foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedge), as mentioned in Note 19b. The results of these transactions are considered in the calculation base of income tax and social contribution, in accordance with their nature, while the foreign exchange variations on investments abroad are not included therein, pursuant to the tax legislation in force. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 125 Note 11 - Taxes ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% Additional income tax 10.00% (1) 15.00% Social contribution on Net Income (2) 0.65% PIS (2) 4.00% COFINS ISS up to 5.00% (1) For non-financial subsidiaries, the Social Contribution on Net Income tax rate is 9.00%. (2) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%. a) Expenses for taxes and contributions I - Demonstration of Income tax and social contribution expense calculation: 01/01 to 01/01 to Due on operations for the period 03/31/2019 03/31/2018 Income before income tax and social contribution 9 ,860,780 9,399,054 (3,944,312) (4,229,574) Charges (income tax and social contribution) at the rates in effect Increase / decrease in income tax and social contribution charges arising from: Investments in affiliates and jointly controlled entities 5 6,103 50,778 Foreign exchange variations on investments abroad (7 1,830) 135,761 Interest on capital 8 61,745 931,649 Corporate reorganizations (Note 3l) - 156,934 Dividends and interest on external debt bonds 8 7,433 67,640 Other nondeductible expenses net of non taxable income (*) 1,053,336 1,169,594 Income tax and social contribution expenses (1 ,957,525) (1 ,717,218) Related to temporary differences Increase / (reversal) for the period (1,017,821) (1,397,205) Increase / (reversal) of prior periods 6,316 2 9,191 (Expenses) / Income related to deferred taxes (1 ,011,505) (1 ,368,014) Total income tax and social contribution expenses (2 ,969,030) (3 ,085,232) (*) Includes temporary (additions) and exclusions. II - Tax expenses: 01/01 to 01/01 to 03/31/2019 03/31/2018 PIS and COFINS (1,361,997) (1,301,057) ISS (318,222) (367,202) Other (141,325) (139,725) Total (1,821,544) (1,807,984) The tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ (108,517) (R$ (72,645) from 01/01 to 03/31/2018) and are mainly composed of PIS and COFINS. III - Tax effects on foreign exchange management of investments abroad In order to minimize the effects on income in connection with the foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedge), as mentioned in Note 19b. The results of these transactions are considered in the calculation base of income tax and social contribution, in accordance with their nature, while the foreign exchange variations on investments abroad are not included therein, pursuant to the tax legislation in force. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 125

b) Deferred taxes I - The Deferred Tax Asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows: Origin Deferred Tax Assets Realization / 03/31/2019 03/31/2018 12/31/2018 Increase 03/31/2019 03/31/2018 Reversal Reflected in income 38,296,689 (5,249,659) 4,348,224 37,395,254 44,600,283 Allowance for loan losses 51,118,101 62,423,486 20,813,583 (2,247,042) 1,140,798 19,707,339 26,154,747 Related to tax losses and social contribution loss carryforwards 4,302,570 (4,363) 859,592 5,157,799 5,035,858 Provision for profit sharing 2,226,102 1,993,000 1,843,824 (1,843,824) 832,558 832,558 833,250 Provision for devaluation of securities with permanent impairment 3,436,346 3,959,277 1,385,944 (178,674) 165,599 1,372,869 1,602,020 Adjustment to market value of securities and derivative financial instruments 307,042 835,679 115,771 (115,771) 125,387 125,387 384,869 Adjustments of operations carried out on the futures settlement market 294,111 719,923 105,210 (105,210) 125,922 125,922 350,645 Goodwill on purchase of investments 2,179,398 1,332,179 641,392 (69,999) 69,124 640,517 675,025 Provision 11,542,527 12,536,051 4,464,058 (348,587) 381,944 4,497,415 5,126,723 Civil lawsuits 3,756,661 4,558,048 1,585,884 (124,980) 2 1,460,906 1,861,295 Labor claims 5,550,308 5,614,742 2,037,530 (178,264) 283,020 2,142,286 2,201,960 Tax and social security contributions 2,235,558 2,363,261 840,644 (45,343) 98,922 894,223 1,063,468 Legal liabilities 1,659,390 1,284,721 675,822 (51,991) 9,858 633,689 491,120 Provision related to health insurance operations 862,179 845,958 342,636 - 2,235 344,871 341,384 Other non-deductible provisions 10,019,315 9,257,758 3,605,879 (284,198) 635,207 3,956,888 3,604,642 Reflected in stockholders’ equity 1,574,360 (135,708) 2,426 1,441,078 1,790,967 Corporate reorganizations (Note 3l) - 1,384,721 - - - - 470,805 Adjustment to market value of available-for-sale securities 346,719 351,022 182,211 (43,908) 547 138,850 154,492 Cash flow hedge 2,677,003 2,532,895 1,288,953 (89,496) 1,879 1,201,336 1,164,325 Post-employment benefits 252,229 3,331 103,196 (2,304) - 100,892 1,345 Total (*) 8 6,920,462 9 9,460,001 39,871,049 (5,385,367) 4,350,650 38,836,332 46,391,250 Social contribution for offsetting arising from Option established in article 8º of Provisional Measure nº. 603,475 (4,583) - 5 98,892 6 07,016 2,158-35 of August 24, 2001 (*) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. For ITAÚ UNIBANCO HOLDING, Tax Credits totaled R$ 735,004 (R$ 1,260,463 at 03/31/2018) and are mainly represented by Tax losses and social contribution loss carryforwards of R$ 274,571 (R$ 670,460 at 03/31/2018), Provisions for Escrow Accounts of R$ 112,729 (R$ 117,072 03/31/2018), Administrative Provisions of R$ 29,338 (R$ 74,391 at 03/31/2018), Provisions for Legal, Tax and Social Security Risks of R$ 44,403 (R$ 43,668 at 03/31/2018), the realization of which is contingent upon the outcome of the respective lawsuits and Adjustment to Market Value of Trading Securities and Derivative Financial Instruments of R$ 57,808 (R$ 257,183 at 03/31/2018), and Goodwill on purchase of investments of R$ 177,846. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 126 b) Deferred taxes I - The Deferred Tax Asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows: Origin Deferred Tax Assets Realization / 03/31/2019 03/31/2018 12/31/2018 Increase 03/31/2019 03/31/2018 Reversal Reflected in income 38,296,689 (5,249,659) 4,348,224 37,395,254 44,600,283 Allowance for loan losses 51,118,101 62,423,486 20,813,583 (2,247,042) 1,140,798 19,707,339 26,154,747 Related to tax losses and social contribution loss carryforwards 4,302,570 (4,363) 859,592 5,157,799 5,035,858 Provision for profit sharing 2,226,102 1,993,000 1,843,824 (1,843,824) 832,558 832,558 833,250 Provision for devaluation of securities with permanent impairment 3,436,346 3,959,277 1,385,944 (178,674) 165,599 1,372,869 1,602,020 Adjustment to market value of securities and derivative financial instruments 307,042 835,679 115,771 (115,771) 125,387 125,387 384,869 Adjustments of operations carried out on the futures settlement market 294,111 719,923 105,210 (105,210) 125,922 125,922 350,645 Goodwill on purchase of investments 2,179,398 1,332,179 641,392 (69,999) 69,124 640,517 675,025 Provision 11,542,527 12,536,051 4,464,058 (348,587) 381,944 4,497,415 5,126,723 Civil lawsuits 3,756,661 4,558,048 1,585,884 (124,980) 2 1,460,906 1,861,295 Labor claims 5,550,308 5,614,742 2,037,530 (178,264) 283,020 2,142,286 2,201,960 Tax and social security contributions 2,235,558 2,363,261 840,644 (45,343) 98,922 894,223 1,063,468 Legal liabilities 1,659,390 1,284,721 675,822 (51,991) 9,858 633,689 491,120 Provision related to health insurance operations 862,179 845,958 342,636 - 2,235 344,871 341,384 Other non-deductible provisions 10,019,315 9,257,758 3,605,879 (284,198) 635,207 3,956,888 3,604,642 Reflected in stockholders’ equity 1,574,360 (135,708) 2,426 1,441,078 1,790,967 Corporate reorganizations (Note 3l) - 1,384,721 - - - - 470,805 Adjustment to market value of available-for-sale securities 346,719 351,022 182,211 (43,908) 547 138,850 154,492 Cash flow hedge 2,677,003 2,532,895 1,288,953 (89,496) 1,879 1,201,336 1,164,325 Post-employment benefits 252,229 3,331 103,196 (2,304) - 100,892 1,345 Total (*) 8 6,920,462 9 9,460,001 39,871,049 (5,385,367) 4,350,650 38,836,332 46,391,250 Social contribution for offsetting arising from Option established in article 8º of Provisional Measure nº. 603,475 (4,583) - 5 98,892 6 07,016 2,158-35 of August 24, 2001 (*) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. For ITAÚ UNIBANCO HOLDING, Tax Credits totaled R$ 735,004 (R$ 1,260,463 at 03/31/2018) and are mainly represented by Tax losses and social contribution loss carryforwards of R$ 274,571 (R$ 670,460 at 03/31/2018), Provisions for Escrow Accounts of R$ 112,729 (R$ 117,072 03/31/2018), Administrative Provisions of R$ 29,338 (R$ 74,391 at 03/31/2018), Provisions for Legal, Tax and Social Security Risks of R$ 44,403 (R$ 43,668 at 03/31/2018), the realization of which is contingent upon the outcome of the respective lawsuits and Adjustment to Market Value of Trading Securities and Derivative Financial Instruments of R$ 57,808 (R$ 257,183 at 03/31/2018), and Goodwill on purchase of investments of R$ 177,846. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 126

II - Provision for Deferred Income Tax and Social Contribution balance and the changes therein changes are shown as follows:

	12/31/2018	Realization / Reversal	Increase	03/31/2019	03/31/2018
Reflected in income	**5,532,962**	**(3,094,448)**	**3,213,731**	**5,652,245**	**12,429,870**
Depreciation in excess – leasing	345,754	(19,374)	-	326,380	565,895
Restatement of escrow deposits for legal obligations and provision	1,348,337	-	8,900	1,357,237	1,314,307
Post-employment benefits	287,361	(10,542)	2,287	279,106	296,500
Adjustments to market value of trading securities and derivative financial	2,007,291	(2,007,291)	1,873,058	1,873,058	7,922,246
Adjustments of operations carried out on the future settlement market	1,020,024	(1,020,024)	1,278,716	1,278,716	1,765,590
Taxation of results abroad – capital gains	1,330	(36)	-	1,294	2,364
Other	522,865	(37,181)	50,770	536,454	562,968
Reflected in stockholders' equity	**336,833**	**(1,434)**	**159,281**	**494,680**	**380,780**
Adjustments to market value of available-for-sale securities	330,028	(582)	159,237	488,683	362,970
Post-employment benefits	6,805	(852)	44	5,997	17,810
Total	**5,869,795**	**(3,095,882)**	**3,373,012**	**6,146,925**	**12,810,650**

At ITAÚ UNIBANCO HOLDING, the Provisions for Deferred Taxes and Contributions total R$ 146,875 (R$ 25,755 at 03/31/2018) and are basically comprised of Restatement of escrow deposits for legal obligations and contingent liabilities of R$ 3,826 (R$ 3,846 at 03/31/2018) and Adjustments to market value of trading securities and serivative financial instruments of R$ 120,961 (R$ 21,909 at 03/31/2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 127

III - The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the Provision for Deferred Income Tax and Social Contribution existing at March 31, 2019, are: Deferred tax assets Provision for Social deferred Net deferred Tax loss/social Year of realization contribution for % income tax % % Temporary taxes % contribution loss % Total % offsetting and social differences carryforwards contribution 2019 7 ,811,103 23% 1 ,752,658 34% 9,563,761 25% 5,591 1% (966,429) 16% 8,602,923 26% 2020 12,421,625 37% 3 25,128 6% 12,746,753 33% 63,714 11% (1,218,804) 20% 11,591,663 35% 2021 5,422,706 16% 953,016 18% 6,375,722 16% 484,251 81% (227,706) 4% 6,632,267 20% 2022 1,969,977 6% 765,537 15% 2,735,514 7% - 0% (1,456,017) 23% 1,279,497 4% 2023 795,041 2% 131,506 3% 926,547 2% 4 4,785 7% (114,127) 2% 857,205 2% after 2023 5 ,258,081 16% 1 ,229,954 24% 6 ,488,035 17% 551 0% (2,163,842) 35% 4 ,324,744 13% Total 3 3,678,533 100% 5 ,157,799 100% 3 8,836,332 100% 598,892 100% (6,146,925) 100% 3 3,288,299 100% (*) Present value 3 0,935,961 4,662,065 35,598,026 549,994 (5,459,860) 3 0,688,160 (*) The average funding rate, net of tax effects, was used to determine the present value. The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and service fees and others, which can vary in relation to actual data and amounts. Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below is not considered as an indication of future net income. IV- At March 31, 2018, temporary effects brought by Law nº. 13,169/15 were considered, which increased the social contribution tax rate from 15% to 20% until December 31, 2018, and tax credits were recognized based on their likelihood of realization. As at 03/31/2019 and 03/31/2018, there are no unrecognized tax credits. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 128 III - The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the Provision for Deferred Income Tax and Social Contribution existing at March 31, 2019, are: Deferred tax assets Provision for Social deferred Net deferred Tax loss/social Year of realization contribution for % income tax % % Temporary taxes % contribution loss % Total % offsetting and social differences carryforwards contribution 2019 7 ,811,103 23% 1 ,752,658 34% 9,563,761 25% 5,591 1% (966,429) 16% 8,602,923 26% 2020 12,421,625 37% 3 25,128 6% 12,746,753 33% 63,714 11% (1,218,804) 20% 11,591,663 35% 2021 5,422,706 16% 953,016 18% 6,375,722 16% 484,251 81% (227,706) 4% 6,632,267 20% 2022 1,969,977 6% 765,537 15% 2,735,514 7% - 0% (1,456,017) 23% 1,279,497 4% 2023 795,041 2% 131,506 3% 926,547 2% 4 4,785 7% (114,127) 2% 857,205 2% after 2023 5 ,258,081 16% 1 ,229,954 24% 6 ,488,035 17% 551 0% (2,163,842) 35% 4 ,324,744 13% Total 3 3,678,533 100% 5 ,157,799 100% 3 8,836,332 100% 598,892 100% (6,146,925) 100% 3 3,288,299 100% (*) Present value 3 0,935,961 4,662,065 35,598,026 549,994 (5,459,860) 3 0,688,160 (*) The average funding rate, net of tax effects, was used to determine the present value. The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and service fees and others, which can vary in relation to actual data and amounts. Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below is not considered as an indication of future net income. IV- At March 31, 2018, temporary effects brought by Law nº. 13,169/15 were considered, which increased the social contribution tax rate from 15% to 20% until December 31, 2018, and tax credits were recognized based on their likelihood of realization. As at 03/31/2019 and 03/31/2018, there are no unrecognized tax credits. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 128

c) Tax and social security contributions 03/31/2019 03/31/2018 Taxes and contributions on income payable 2,061,883 1,468,790 Other Taxes and Contributions payable 2,749,652 2,736,645 Provision for deferred income tax and social contribution (Note 11b II) 6,146,925 12,810,650 Legal liabilities (Note 9b IV) 4,575,540 4,655,862 Total 15,534,000 21,671,947 At ITAÚ UNIBANCO HOLDING, the balance of tax and social security contributions totals R$ 519,971 (R$ 312,609 at 03/31/2018) and is mainly comprised of Taxes and contributions on income payable and Other Taxes and Contributions payable of R$ 357,709 (R$ 272,065 at 03/31/2018) and Provision for deferred income tax and social contribution R$ 146,875 (R$ 25,756 at 03/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 129 c) Tax and social security contributions 03/31/2019 03/31/2018 Taxes and contributions on income payable 2,061,883 1,468,790 Other Taxes and Contributions payable 2,749,652 2,736,645 Provision for deferred income tax and social contribution (Note 11b II) 6,146,925 12,810,650 Legal liabilities (Note 9b IV) 4,575,540 4,655,862 Total 15,534,000 21,671,947 At ITAÚ UNIBANCO HOLDING, the balance of tax and social security contributions totals R$ 519,971 (R$ 312,609 at 03/31/2018) and is mainly comprised of Taxes and contributions on income payable and Other Taxes and Contributions payable of R$ 357,709 (R$ 272,065 at 03/31/2018) and Provision for deferred income tax and social contribution R$ 146,875 (R$ 25,756 at 03/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 129

Note 12 – Permanent Assets

a) Investment - Change of investments - ITAÚ UNIBANCO HOLDING (1)

Companies	Functional currency	Balance at 12/31/2018 – Book value – Stockholders' equity	Balance at 12/31/2018 – Book value – Exchange Variation and Hedge of net investment – Functional currency other than the Real	Balance at 12/31/2018 – Book value – Adjustments under investor criteria (2)	Balance at 12/31/2018 – Unrealized results	Balance at 12/31/2018 – Goodwill	Balance at 12/31/2018	Changes 03/31/2019 – Amortization of goodwill	Changes 03/31/2019 – Dividends / interest on capital paid/provided for (3)	Changes 03/31/2019 – Equity in earnings of subsidiaries – Net income for the period	Changes 03/31/2019 – Equity in earnings of subsidiaries – Adjustments under investor criteria (2)	Changes 03/31/2019 – Equity in earnings of subsidiaries – Unrealized results and other	Changes 03/31/2019 – Equity in earnings of subsidiaries – Total (4)	Changes 03/31/2019 – Exchange Variation and Hedge of net investment – Functional currency other than the Real	Changes 03/31/2019 – Adjustments in marketable securities of subsidiaries and other	Balance at 03/31/2019	Balance at 03/31/2018	Equity in earnings of subsidiaries from 01/01 to 03/31/2018
Domestic		**100,750,003**	**810,186**	**762,240**	**(84,365)**	-	**102,238,064**	-	**(1,750,008)**	**5,822,396**	**49,666**	**3,435**	**5,875,497**	**(46,113)**	**376,154**	**106,693,594**	**84,943,455**	**4,403,994**
Itaú Unibanco S.A.		85,697,840	814,997	687,089	(40,613)	-	87,159,313	-	(1,750,000)	5,030,182	46,599	1,807	5,078,588	(42,786)	299,655	90,744,770	70,198,931	3,647,537
Banco Itaucard S.A.		9,326,105	80	6,303	(38,325)	-	9,294,163	-		544,371	470	1,358	546,199	(1,657)	54,304	9,893,009	9,007,856	478,424
Itaú Consult. de Valores Mobiliários e Part. S.A.		2,319,729	(542)	-	-	-	2,319,187	-	(7)	63,344	(3)	-	63,341	(137)	(145)	2,382,239	2,134,887	62,413
Banco Itaú BBA S.A.		2,155,294	(4,349)	58,209	(5,427)	-	2,203,727	-	-	120,157	2,264	270	122,691	(1,533)	22,767	2,347,652	2,318,021	118,563
Itaú Corretora de Valores S.A.		1,251,029	-	10,639	-	-	1,261,668	-	-	64,341	336	-	64,677	-	(427)	1,325,918	1,283,745	97,056
Itaú Seguros S.A.		6	-	-	-	-	6	-	(1)	1		-	1	-	-	6	15	1
Foreign		**6,892,999**	**837,501**	-	**(10,571)**	**327,393**	**8,047,322**	**(11,289)**	**(104,521)**	**163,082**	-	**(62)**	**163,020**	**67,248**	**(6,090)**	**8,155,690**	**7,379,982**	**10,452**
Itaú Corpbanca	Chilean peso	3,231,204	488,128	-	-	327,393	4,046,725	(11,289)	(66,410)	640	-	(158)	482	92,287	(7,916)	4,053,879	3,962,501	(22,822)
BICSA Holdings, LTD.	Chilean peso	1,775,118	246,661	-	(10,571)	-	2,011,208	-	-	(17,166)	-	96	(17,070)	46,367	(25)	2,040,480	1,775,098	(26,328)
Banco Itaú Uruguay S.A.	Uruguayan peso	1,586,997	84,876	-	-	-	1,671,873	-	-	133,064	-	-	133,064	(59,660)	1,834	1,747,111	1,381,110	33,287
OCA S.A.	Uruguayan peso	299,680	17,836	-	-	-	317,516	-	(38,111)	46,544	-	-	46,544	(11,746)	17	314,220	261,273	26,315
Grand total		**107,643,002**	**1,647,687**	**762,240**	**(94,936)**	**327,393**	**110,285,386**	**(11,289)**	**(1,854,529)**	**5,985,478**	**49,666**	**3,373**	**6,038,517**	**21,135**	**370,064**	**114,849,284**	**92,323,437**	**4,414,446**

(1) Itaú Unibanco Holding S.A. - Cayman Branch, consolidated in these financial statements, has its functional currency equal to that of the controlling company. The exchange variation of this investment is R$ 9,018 thousand (R$ 5,085 thousand from January 1 to March 31, 2018) and is allocated in the heading Securities and Derivative Financial Instruments in the Statement of Income;

(2) Adjustment arising from the standardization of the investee's financial statements according to the investor's accounting policies;

(3) Dividends approved and not paid are recorded as Dividends receivable;

(4) The exchange variation of indirect investments in functional currency equal to the controlling company corresponds to R$ (88,587) (R$ 309,601 from January 1 to March 31, 2018).

Companies	Capital	Stockholders' equity	Net income for the period	Number of shares/quotas owned by ITAÚ UNIBANCO HOLDING – Common	Number of shares/quotas owned by ITAÚ UNIBANCO HOLDING – Preferred	Number of shares/quotas owned by ITAÚ UNIBANCO HOLDING – Quotas	Equity share in capital 03/31/2019 (%) – Voting	Equity share in capital 03/31/2019 (%) – Share
Domestic								
Itaú Unibanco S.A.	61,925,426	90,783,576	5,030,182	2,932,936,995	2,840,549,071	-	100.00	100.00
Banco Itaucard S.A.	4,252,600	9,929,974	544,371	237,962,639,781	1,277,933,118	-	99.99	99.99
Itaú Consult. de Valores Mobiliários e Part. S.A.	1,328,562	2,382,239	63,344	548,954	1,097,907	-	100.00	100.00
Banco Itaú BBA S.A.	1,490,000	2,352,809	120,157	4,474,435	4,474,436	-	99.99	99.99
Itaú Corretora de Valores S.A.	802,482	1,325,918	64,341	27,482,523	811,503	-	99.99	99.99
Itaú Seguros S.A.	1,438,000	2,023,406	215,992	297	1	-	0.01	0.01
Foreign								
Itaú CorpBanca	10,675,857	16,649,924	2,849	115,039,610,411	-	-	22.45	22.45
BICSA Holdings, LTD.	1,289,265	2,050,955	(17,166)	-	-	330,860,745	99.99	99.99
Banco Itaú Uruguay S.A.	516,169	1,747,111	133,064	4,465,133,954	-	-	100.00	100.00
OCA S.A.	17,380	314,220	46,544	1,503,496,740	-	-	100.00	100.00

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 | 130

b) Fixed assets, goodwill and intangible assets

I) Fixed assets

Real estate in use [1]	Fixed assets under construction	Real estate in use [2] [3]		Other fixed assets [2] [3]					Total
		Land	Buildings	Improvements	Installations	Furniture and equipment	EDP Systems	Other (communication, security and transportation)	
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%	
Cost									
Balance at 12/31/2018	**553,851**	**905,877**	**3,041,086**	**2,444,358**	**1,989,243**	**1,145,207**	**7,035,746**	**1,252,778**	**18,368,146**
Acquisitions	99,049	4,017	-	1,602	3,919	13,600	204,785	17,161	344,133
Disposals	-	(2,030)	(6,259)	-	(456)	(532)	(52,400)	(206)	(61,883)
Exchange variation	(895)	(205)	3,190	7,725	(3,125)	(4,320)	(3,139)	142	(627)
Transfers	(52,389)	-	6,468	38,721	7,200	-	-	-	-
Other	-	(651)	(96,285)	2	(270,852)	530	(120,956)	(517)	(488,729)
Balance at 03/31/2019	**599,616**	**907,008**	**2,948,200**	**2,492,408**	**1,725,929**	**1,154,485**	**7,064,036**	**1,269,358**	**18,161,040**
Depreciation									
Balance at 12/31/2018	**-**	**-**	**(1,928,265)**	**(1,629,792)**	**(1,290,935)**	**(778,916)**	**(5,473,194)**	**(862,403)**	**(11,963,505)**
Depreciation expenses	-	-	(18,411)	(41,364)	(37,181)	(22,573)	(171,620)	(31,117)	(322,266)
Disposals	-	-	3,107	-	25	393	39,957	117	43,599
Exchange variation	-	-	(648)	3,894	3,309	3,421	(2,321)	(563)	7,092
Other	-	-	70,939	24	261,967	1,285	75,549	464	410,228
Balance at 03/31/2019	**-**	**-**	**(1,873,278)**	**(1,667,238)**	**(1,062,815)**	**(796,390)**	**(5,531,629)**	**(893,502)**	**(11,824,852)**
Book value									
Balance at 03/31/2019 [4]	**599,616**	**907,008**	**1,074,922**	**825,170**	**663,114**	**358,095**	**1,532,407**	**375,856**	**6,336,188**
Balance at 03/31/2018 [4]	**398,634**	**978,711**	**1,186,809**	**820,844**	**777,769**	**416,018**	**1,293,011**	**403,420**	**6,275,216**

(1) The contractual commitments for the purchase of the fixed assets totaled R$ 13,811 achievable by 2019;

(2) Includes amounts pledged in guarantee of voluntary deposits;

(3) Includes the amount of R$ 3,166 at 03/31/2018 related to attached real estate.

(4) During the period, there was no impairment of assets recorded in Fixed assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 | 131

II) Goodwill and Intangible assets

	Goodwill and intagible from acquisition	Intangible assets (1)				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets (2)	
Annual amortization rates	Up to 20%	8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2018	**11,207,941**	**2,498,530**	**5,051,918**	**4,528,509**	**2,306,861**	**25,593,759**
Acquisitions	-	1,500	239,723	189,484	175,418	606,125
Disposals	(28,904)	(3,893)	(55,025)	-	(24,551)	(112,373)
Exchange variation	172,063	26,322	45,724	-	10,398	254,507
Other	(21,482)	10,704	74,933	-	(12,871)	51,284
Balance at 03/31/2019	**11,329,618**	**2,533,163**	**5,357,273**	**4,717,993**	**2,455,255**	**26,393,302**
Amortization						
Balance at 12/31/2018	**(3,904,790)**	**(842,708)**	**(2,426,963)**	**(1,822,651)**	**(1,004,531)**	**(10,001,643)**
Amortization expenses (3)	(320,730)	(54,262)	(159,362)	(168,672)	(73,919)	(776,945)
Disposals	28,904	3,893	-	-	24,551	57,348
Exchange variation	(50,054)	(14,880)	(17,772)	-	(4,511)	(87,217)
Other	22,985	3,016	(37,373)	-	(250)	(11,622)
Balance at 03/31/2019	**(4,223,685)**	**(904,941)**	**(2,641,470)**	**(1,991,323)**	**(1,058,660)**	**(10,820,079)**
Impairment (Note 10i)						
Balance at 12/31/2018	-	-	**(225,751)**	**(342,835)**	-	**(568,586)**
Disposals	-	-	55,025	-	-	55,025
Exchange variation	-	-	(21)	-	-	(21)
Balance at 03/31/2019	-	-	**(170,747)**	**(342,835)**	-	**(513,582)**
Book value						
Balance at 03/31/2019	**7,105,933**	**1,628,222**	**2,545,056**	**2,383,835**	**1,396,595**	**15,059,641**
Balance at 03/31/2018	**8,135,217**	**1,814,290**	**2,274,884**	**2,670,365**	**1,175,613**	**16,070,369**

(1) The contractual commitments for the purchase of the new intangible assets totaled R$ 545,709 achievable by 2020;

(2) Includes of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits;

(3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (120,964) (R$ (107,456) from 01/01 to 03/31/2018) are disclosed in the expenses on financial operation.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 | 132

Note 13 – Stockholders' equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights, in the event of disposal of control, to be included in a public offering of shares, so as to ensure the price equal to eighty per cent (80%) of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. In Meetings of the Board of Directors held on 02/22/2018, cancellations of 14,424,206, were approved, of common shares of own issue and shares held in treasury, with no change in capital, upon capitalization of amounts recorded in Revenue Reserves – Statutory Reserve. The Extraordinary Stockholders’ Meeting – ESM held on July 27, 2018 approved the split in 50% the ITAÚ UNIBANCO HOLDING's shares of capital stock, and the process was approved by BACEN on October 31, 2018. The new shares were included in the share position on November 26, 2018. Thus, for better comparability, the number of shares presented in this item are affected by the split effect. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: Number Amount Common Preferred Total Residents in Brazil at 12/31/2018 4 ,928,076,320 1 ,609,055,166 6 ,537,131,486 6 4,775,651 Residents abroad at 12/31/2018 3 0,214,039 3 ,236,789,823 3 ,267,003,862 32,372,349 Shares of capital stock at 12/31/2018 4,958,290,359 4 ,845,844,989 9,804,135,348 9 7,148,000 Shares of capital stock at 03/31/2019 4,958,290,359 4,845,844,989 9,804,135,348 97,148,000 Residents in Brazil at 03/31/2019 4,928,028,078 1 ,674,329,712 6,602,357,790 6 5,421,971 Residents abroad at 03/31/2019 30,262,281 3,171,515,277 3,201,777,558 31,726,029 (1) - 8 3,614,426 83,614,426 (1,819,690) Treasury shares at 12/31/2018 Result of delivery of treasure shares - (22,309,749) (22,309,749) 485,524 (1) Treasury shares at 03/31/2019 - 61,304,677 6 1,304,677 (1,334,166) Outstanding shares at 03/31/2019 4 ,958,290,359 4,784,540,312 9 ,742,830,671 (2) 4 ,958,290,359 4 ,773,226,036 9,731,516,395 Outstanding shares at 03/31/2018 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market. (2) For better comparability, outstanding shares in the period of 03/31/2018 were adjusted by the split approved on October 31, 2018. In 2019 there was no purchase of treasury shares in the period. See below average cost of shares in treasury and their market price in reais: 01/01 to 03/31/2019 Cost / Market value Ordinárias Preferenciais Average cost - 21 .76 Market value at 03/31/2019 29.85 34 .43 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 133 Note 13 – Stockholders' equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights, in the event of disposal of control, to be included in a public offering of shares, so as to ensure the price equal to eighty per cent (80%) of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. In Meetings of the Board of Directors held on 02/22/2018, cancellations of 14,424,206, were approved, of common shares of own issue and shares held in treasury, with no change in capital, upon capitalization of amounts recorded in Revenue Reserves – Statutory Reserve. The Extraordinary Stockholders’ Meeting – ESM held on July 27, 2018 approved the split in 50% the ITAÚ UNIBANCO HOLDING's shares of capital stock, and the process was approved by BACEN on October 31, 2018. The new shares were included in the share position on November 26, 2018. Thus, for better comparability, the number of shares presented in this item are affected by the split effect. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: Number Amount Common Preferred Total Residents in Brazil at 12/31/2018 4 ,928,076,320 1 ,609,055,166 6 ,537,131,486 6 4,775,651 Residents abroad at 12/31/2018 3 0,214,039 3 ,236,789,823 3 ,267,003,862 32,372,349 Shares of capital stock at 12/31/2018 4,958,290,359 4 ,845,844,989 9,804,135,348 9 7,148,000 Shares of capital stock at 03/31/2019 4,958,290,359 4,845,844,989 9,804,135,348 97,148,000 Residents in Brazil at 03/31/2019 4,928,028,078 1 ,674,329,712 6,602,357,790 6 5,421,971 Residents abroad at 03/31/2019 30,262,281 3,171,515,277 3,201,777,558 31,726,029 (1) - 8 3,614,426 83,614,426 (1,819,690) Treasury shares at 12/31/2018 Result of delivery of treasure shares - (22,309,749) (22,309,749) 485,524 (1) Treasury shares at 03/31/2019 - 61,304,677 6 1,304,677 (1,334,166) Outstanding shares at 03/31/2019 4 ,958,290,359 4,784,540,312 9 ,742,830,671 (2) 4 ,958,290,359 4 ,773,226,036 9,731,516,395 Outstanding shares at 03/31/2018 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market. (2) For better comparability, outstanding shares in the period of 03/31/2018 were adjusted by the split approved on October 31, 2018. In 2019 there was no purchase of treasury shares in the period. See below average cost of shares in treasury and their market price in reais: 01/01 to 03/31/2019 Cost / Market value Ordinárias Preferenciais Average cost - 21 .76 Market value at 03/31/2019 29.85 34 ..43 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 133

b) Dividends Shareholders are entitled mandatory minimum dividends in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally of income distributed, after common shares have received dividends equal to the annual minimum priority dividend to be paid to preferred shares (R$ 0.022 non-cumulative per share). The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share. I - Calculation of dividends and interest on capital 03/31/2019 Statutory net income 6 ,500,322 Adjustments: (-) Legal reserve - 5% (325,016) Dividend calculation basis 6,175,306 Mandatory dividend - 25% 1,543,827 Dividends and Interest on Capital Paid/ Provided for/ Identified 2 ,406,803 II – Stockholders' compensation Gross value per Gross WTS Net share (R$) Paid / Prepaid - Dividends - 2 monthly installments paid in February to March 2019 0.0150 291,622 - 291,622 Provided for (recorded in Other liabilities – Social and statutory) 1,252,205 - 1,252,205 Dividends - 1 monthly installment paid on 04/01/2019 0.0150 145,828 - 145,828 Dividends declared 0.1136 1,106,377 - 1,106,377 Identified in Revenue Reserve In Stockholders’ Equity 0.0886 862,976 - 862,976 Total from 01/01 to 03/31/2019 2,406,803 - 2 ,406,803 Total from 01/01 to 03/31/2018 2,349,835 (103,015) 2,246,820 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 134 b) Dividends Shareholders are entitled mandatory minimum dividends in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally of income distributed, after common shares have received dividends equal to the annual minimum priority dividend to be paid to preferred shares (R$ 0.022 non-cumulative per share). The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share. I - Calculation of dividends and interest on capital 03/31/2019 Statutory net income 6 ,500,322 Adjustments: (-) Legal reserve - 5% (325,016) Dividend calculation basis 6,175,306 Mandatory dividend - 25% 1,543,827 Dividends and Interest on Capital Paid/ Provided for/ Identified 2 ,406,803 II – Stockholders' compensation Gross value per Gross WTS Net share (R$) Paid / Prepaid - Dividends - 2 monthly installments paid in February to March 2019 0.0150 291,622 - 291,622 Provided for (recorded in Other liabilities – Social and statutory) 1,252,205 - 1,252,205 Dividends - 1 monthly installment paid on 04/01/2019 0.0150 145,828 - 145,828 Dividends declared 0.1136 1,106,377 - 1,106,377 Identified in Revenue Reserve In Stockholders’ Equity 0.0886 862,976 - 862,976 Total from 01/01 to 03/31/2019 2,406,803 - 2 ,406,803 Total from 01/01 to 03/31/2018 2,349,835 (103,015) 2,246,820 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 134

c) Capital reserves and revenue reserves - ITAÚ UNIBANCO HOLDING 03/31/2019 03/31/2018 Capital reserves 1,559,417 1,460,078 Premium on subscription of shares 283,512 283,512 Share-based payment plan 1,274,800 1,175,461 Reserves from tax incentives and restatement of equity securities and other 1,105 1,105 Revenue reserves 22,849,665 23,719,695 (1) Legal 10,315,208 9,169,878 (2) Statutory 12,534,457 14,549,817 (1) It purpose is to ensure the integrity of capital, compensate loss or increase capital. (2) Its main purpose is to ensure the remuneration flow to shareholders. d) Reconciliation of net income and stockholders’ equity (Note 2b) Net income Stockholders’ equity 01/01 to 01/01 to 03/31/2019 03/31/2018 03/31/2019 03/31/2018 ITAÚ UNIBANCO HOLDING 6 ,500,322 5,539,108 1 19,896,663 119,735,213 Amortization of goodwill 3 5,033 5 4,982 (7 2,374) (310,070) Corporate reorganizations (Note 3l) - 4 61,573 - (913,915) Conversion adjustments of foreign investments (Note 3s) 1 74,353 2 24,655 - - Foreign exchange variations of investments - (2 38) - - Hedge of net investments in foreign operations 3 04,880 393,226 - - Tax effects – hedge of net investments in foreign operations (130,527) (1 68,333) - - ITAÚ UNIBANCO HOLDING CONSOLIDATED 6,709,708 6,280,318 119,824,289 1 18,511,228 e) Asset valuation adjustments - ITAÚ UNIBANCO HOLDING CONSOLIDADO 03/31/2019 03/31/2018 Available-for-sale securities 489,615 142,644 Hedge cash flow (1 ,483,445) (1,502,282) Remeasurements in liabilities of post-employment benefits (1 ,004,490) (8 40,056) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations (614,158) (2 69,842) (*) Asset valuation adjustments (2 ,612,478) (2,469,536) (*) Net of tax effects. f) Non-controlling interests Stockholders’ equity Net Income 01/01 to 01/01 to 03/31/2019 03/31/2018 03/31/2019 03/31/2018 Itaú CorpBanca (Note 2c) 10,300,419 10,256,879 (1,762) 64,987 Itaú CorpBanca Colombia S.A. (Note 2c) 1,276,698 1,198,258 (25,272) (1,023) Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento 418,221 354,734 (34,379) (21,406) Luizacred S.A. Soc. de Crédito, Financiamento e Investimento 404,352 324,438 (15,839) (22,358) Other 98,197 84,505 (12,937) (9,632) Total 12,497,887 12,218,814 (90,189) 10,568 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 135 c) Capital reserves and revenue reserves - ITAÚ UNIBANCO HOLDING 03/31/2019 03/31/2018 Capital reserves 1,559,417 1,460,078 Premium on subscription of shares 283,512 283,512 Share-based payment plan 1,274,800 1,175,461 Reserves from tax incentives and restatement of equity securities and other 1,105 1,105 Revenue reserves 22,849,665 23,719,695 (1) Legal 10,315,208 9,169,878 (2) Statutory 12,534,457 14,549,817 (1) It purpose is to ensure the integrity of capital, compensate loss or increase capital. (2) Its main purpose is to ensure the remuneration flow to shareholders. d) Reconciliation of net income and stockholders’ equity (Note 2b) Net income Stockholders’ equity 01/01 to 01/01 to 03/31/2019 03/31/2018 03/31/2019 03/31/2018 ITAÚ UNIBANCO HOLDING 6 ,500,322 5,539,108 1 19,896,663 119,735,213 Amortization of goodwill 3 5,033 5 4,982 (7 2,374) (310,070) Corporate reorganizations (Note 3l) - 4 61,573 - (913,915) Conversion adjustments of foreign investments (Note 3s) 1 74,353 2 24,655 - - Foreign exchange variations of investments - (2 38) - - Hedge of net investments in foreign operations 3 04,880 393,226 - - Tax effects – hedge of net investments in foreign operations (130,527) (1 68,333) - - ITAÚ UNIBANCO HOLDING CONSOLIDATED 6,709,708 6,280,318 119,824,289 1 18,511,228 e) Asset valuation adjustments - ITAÚ UNIBANCO HOLDING CONSOLIDADO 03/31/2019 03/31/2018 Available-for-sale securities 489,615 142,644 Hedge cash flow (1 ,483,445) (1,502,282) Remeasurements in liabilities of post-employment benefits (1 ,004,490) (8 40,056) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations (614,158) (2 69,842) (*) Asset valuation adjustments (2 ,612,478) (2,469,536) (*) Net of tax effects. f) Non-controlling interests Stockholders’ equity Net Income 01/01 to 01/01 to 03/31/2019 03/31/2018 03/31/2019 03/31/2018 Itaú CorpBanca (Note 2c) 10,300,419 10,256,879 (1,762) 64,987 Itaú CorpBanca Colombia S.A. (Note 2c) 1,276,698 1,198,258 (25,272) (1,023) Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento 418,221 354,734 (34,379) (21,406) Luizacred S.A. Soc. de Crédito, Financiamento e Investimento 404,352 324,438 (15,839) (22,358) Other 98,197 84,505 (12,937) (9,632) Total 12,497,887 12,218,814 (90,189) 10,568 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 135

g) Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process.

The grant of these benefits are only made in years in which there are sufficient profits to enable the distribution of mandatory dividends, limiting the maximum dilutive effect to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

Expenses on stock-based payment plans are presented in the table below:

	01/01 a 03/31/2019	01/01 a 03/31/2018
Partner Plan	(96,228)	(34,845)
Share-based plan	(111,257)	(117,304)
Total	**(207,485)**	**(152,149)**

I – Partner Plan

The employees and management members of ITAÚ UNIBANCO HOLDING invest a percentage of their bonus to acquire shares and share-based instruments. Accordingly, the ownership of these shares should be held by the beneficiaries for a period from three to five years, counted from the initial investment, and are thus subject to market price variation. After complying with the suspensive conditions set forth in the program, beneficiaries will be entitled to receive shares as consideration, in accordance with the numbers of shares provided for in the program regulation.

The acquisition prices of shares and share-based Instruments are established every six months and are equivalent to the average of share quotation in the 30 days prior to the determination of the acquisition price, which is performed on the seventh business day prior to the remuneration grant date.

The fair value of the shares as consideration is the market price at the grant date, less expected dividends.

Changes in the Partner Program

	01/01 to 03/31/2019	01/01 to 03/31/2018
	Quantity	Quantity
Opening balance	**48,871,182**	**51,074,441**
New granted	7,966,558	9,709,293
Delivered	(15,480,748)	(10,441,872)
Cancelled	(55,111)	(346,239)
Closing balance	**41,301,881**	**49,995,623**
Weighted average of remaining contractual life (years)	**2.36**	**2.89**
Market value weighted average (R$)	**25.49**	**26.22**

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 | 136

II- Variable Compensation In this plan, fifty percent (50%) of variable compensation of management members should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member that should meet at least the performance and conduct requirements. The fair value of the share is the market price at its grant date. Change in variable compensation in shares 01/01 to 01/01 to 03/31/2019 03/31/2018 Quantity Quantity Opening balance 25,016,145 31,229,973 New granted 8,260,102 8,716,022 Delivered (13,934,827) (16,151,886) Cancelled (11,999) (106,055) Closing balance 19,329,421 23,688,054 Market value weighted average (R$) 37.66 34.05 Ill – Stock Option Plan (Simple Options) ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”), which was discontinued, and only exercisable options remain. Simple options have the following characteristics: a) Exercise price: calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be inflation-adjusted to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on B3. b) Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years. Summary of changes in the Simple options plan 01/01 to 03/31/2019 01/01 to 03/31/2018 Weighted Weighted Quantity average Quantity average exercise price exercise price Opening balance 3,089,599 22.11 24,514,359 25.21 Options exercisable at the end of the period 3,089,599 22.11 24,514,359 25.21 Options: (*) Canceled / Forfeited (15,590) 29.51 - - Exercised (5 18,953) 21.84 (13,715,037) 25.88 Closing balance 2,555,056 22.30 10,799,322 24.89 Options exercisable at the end of the period 2,555,056 22.30 10,799,322 24.89 Range of exercise prices 22.30 14.47 - 27.55 Weighted average of the remaining contractual life (in years) 0 .75 1 .14 Market value weighted average (R$) 37.55 33.39 (*) Refers to non-exercise based on the beneficiary’s decision. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 137 II- Variable Compensation In this plan, fifty percent (50%) of variable compensation of management members should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member that should meet at least the performance and conduct requirements. The fair value of the share is the market price at its grant date. Change in variable compensation in shares 01/01 to 01/01 to 03/31/2019 03/31/2018 Quantity Quantity Opening balance 25,016,145 31,229,973 New granted 8,260,102 8,716,022 Delivered (13,934,827) (16,151,886) Cancelled (11,999) (106,055) Closing balance 19,329,421 23,688,054 Market value weighted average (R$) 37.66 34.05 Ill – Stock Option Plan (Simple Options) ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”), which was discontinued, and only exercisable options remain. Simple options have the following characteristics: a) Exercise price: calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be inflation-adjusted to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on B3. b) Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years. Summary of changes in the Simple options plan 01/01 to 03/31/2019 01/01 to 03/31/2018 Weighted Weighted Quantity average Quantity average exercise price exercise price Opening balance 3,089,599 22.11 24,514,359 25.21 Options exercisable at the end of the period 3,089,599 22.11 24,514,359 25.21 Options: (*) Canceled / Forfeited (15,590) 29.51 - - Exercised (5 18,953) 21.84 (13,715,037) 25.88 Closing balance 2,555,056 22.30 10,799,322 24.89 Options exercisable at the end of the period 2,555,056 22.30 10,799,322 24.89 Range of exercise prices 22.30 14.47 - 27.55 Weighted average of the remaining contractual life (in years) 0 .75 1 .14 Market value weighted average (R$) 37.55 33.39 (*) Refers to non-exercise based on the beneficiary’s decision. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 137

Note 14 – Related parties Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (Note 2b), were eliminated and do not have effects on the consolidated statements. The main unconsolidated related parties are as follows: · Itaú Unibanco Participações S.A. (IUPAR), Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; · The non-financial subsidiaries and joint-controlled entities of ITAÚSA, specially: Itautec S.A., Duratex S.A., Itaúsa Empreendimentos S.A. and Alpargatas S.A.; · Investments in associates and jointly-controlled entities, and the main ones are: Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A., IRB-Brasil Resseguros S.A. and XP Investimentos S.A.; · Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees; · Foundations and Institutes maintained by ITAÚ UNIBANCO HOLDING’s donations and by the proceedings generated by its assets to accomplish its purposed, as well as to maintain the operational and administrative structure: Fundação Itaú Social – manages the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas and supports projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program). Instituto Itaú Cultural – promotes and disseminates Brazilian culture in the country and abroad. Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, on a direct and/or supplementary basis, through the civil society’s institutions. Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge movies in general, especially those produced in Brazil. Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, in the way and under conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. · Associação Cubo Coworking Itaú – partner entity of ITAÚ UNIBANCO HOLDING CONSOLIDATED which purpose is to encourage and promote: discussions, the development of alternative and innovative technologies, business models and solutions; the production and dissemination of the resulting technical and scientific knowledge; the attraction and gathering of new information technology talents that may be characterized as startups; research, development and establishment of ecosystems for entrepreneurship and startups. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 138 Note 14 – Related parties Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (Note 2b), were eliminated and do not have effects on the consolidated statements. The main unconsolidated related parties are as follows: · Itaú Unibanco Participações S.A. (IUPAR), Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; · The non-financial subsidiaries and joint-controlled entities of ITAÚSA, specially: Itautec S.A., Duratex S.A., Itaúsa Empreendimentos S.A. and Alpargatas S.A.; · Investments in associates and jointly-controlled entities, and the main ones are: Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A., IRB-Brasil Resseguros S.A. and XP Investimentos S.A.; · Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees; · Foundations and Institutes maintained by ITAÚ UNIBANCO HOLDING’s donations and by the proceedings generated by its assets to accomplish its purposed, as well as to maintain the operational and administrative structure: Fundação Itaú Social – manages the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas and supports projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program). Instituto Itaú Cultural – promotes and disseminates Brazilian culture in the country and abroad. Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, on a direct and/or supplementary basis, through the civil society’s institutions. Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge movies in general, especially those produced in Brazil. Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, in the way and under conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. · Associação Cubo Coworking Itaú – partner entity of ITAÚ UNIBANCO HOLDING CONSOLIDATED which purpose is to encourage and promote: discussions, the development of alternative and innovative technologies, business models and solutions; the production and dissemination of the resulting technical and scientific knowledge; the attraction and gathering of new information technology talents that may be characterized as startups; research, development and establishment of ecosystems for entrepreneurship and startups. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 138

a) Transactions with related parties: ITAÚ UNIBANCO HOLDING ITAÚ UNIBANCO HOLDING CONSOLIDADO Assets / (Liabilities) Revenue / (Expense) Assets / (Liabilities) Revenue / (Expense) Annual rate 01/01 to 01/01 to Annual rate 01/01 to 01/01 to 03/31/2019 03/31/2018 03/31/2019 03/31/2018 03/31/2019 03/31/2018 03/31/2019 03/31/2018 Interbank investments 46,138,895 77,487,327 1,260,516 1,274,120 - - - - 6.4% / 100% SELIC Itaú Unibanco S.A. 7 ,543,338 41,051,832 724,108 821,735 - - - - 5.83% to 6.36% Itaú Unibanco S.A. Grand Cayman Branch 10,815,359 9 ,224,684 1 57,924 1 35,859 - - - - 5.5% to 6.2% Itaú Unibanco S.A. Nassau Branch 27,780,198 27,210,811 378,484 316,526 - - - - Loan operations - - - - 110,064 5 8,246 1 2,515 1,461 2.35% to 6% Other - - - - 110,064 58,246 12,515 1 ,461 Derivative financial instruments - assets and liabilities 1,615,226 (3,536,578) 9 4,386 (8 96,168) - - - - Investment funds 1 ,615,226 (3 ,536,578) 94,386 (8 96,168) - - - - Deposits (7 ,563,966) (23,108,529) (1 28,549) (102,867) - - - - 2.89% to 4.05% Itaú Unibanco S.A. Nassau Branch (7 ,563,966) (23,108,529) (1 28,549) (100,762) - - - - Other - - - (2,105) - - - - Deposits received under securities repurchase agreements - - - - (180,863) (40,206) (2,948) (888) 76% to 97.5% CDI Duratex S.A. - - - - (3 7,584) (18,874) (4 18) (3 41) 75% to 96% CDI Other - - - - (1 43,279) (21,332) (2 ,530) (547) Debentures - (85,811) - - - - - - Itaú Unibanco S.A. Nassau Branch - (85,811) - - - - - - Amounts receivable from (payable to) related companies / Banking service fees (expenses) (3 0,972) (6,295) (3,625) (1 ,099) (8 9,930) (109,204) 12,537 10,754 Fundação Itaú Unibanco - Previdência Complementar - - - - (9 5,027) (107,984) 13,195 12,114 Itaú Unibanco S.A. Nassau Branch (3 0,191) - - - - - - - Other (7 81) (6,295) (3 ,625) (1,099) 5 ,097 (1 ,220) (6 58) (1,360) Rent revenues (expenses) - - (26) (99) - - (1 1,604) (1 1,430) Fundação Itaú Unibanco - Previdência Complementar - - - - - - (9,242) (8,820) Other - - (2 6) (9 9) - - (2,362) (2,610) Sponsorship expenses - - - - - - - (1 9,350) Associação Cubo Coworking Itaú - - - - - - - (1 9,350) Donation expenses - - - - - - (3 5,000) (25,000) Instituto Itaú Cultural - - - - - - (35,000) (25,000) In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (1,621) (R$ (2,387) from 01/01 to 03/31/2018) in view of the use of the common structure. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 139 a) Transactions with related parties: ITAÚ UNIBANCO HOLDING ITAÚ UNIBANCO HOLDING CONSOLIDADO Assets / (Liabilities) Revenue / (Expense) Assets / (Liabilities) Revenue / (Expense) Annual rate 01/01 to 01/01 to Annual rate 01/01 to 01/01 to 03/31/2019 03/31/2018 03/31/2019 03/31/2018 03/31/2019 03/31/2018 03/31/2019 03/31/2018 Interbank investments 46,138,895 77,487,327 1,260,516 1,274,120 - - - - 6.4% / 100% SELIC Itaú Unibanco S.A. 7 ,543,338 41,051,832 724,108 821,735 - - - - 5.83% to 6.36% Itaú Unibanco S.A. Grand Cayman Branch 10,815,359 9 ,224,684 1 57,924 1 35,859 - - - - 5.5% to 6.2% Itaú Unibanco S.A. Nassau Branch 27,780,198 27,210,811 378,484 316,526 - - - - Loan operations - - - - 110,064 5 8,246 1 2,515 1,461 2.35% to 6% Other - - - - 110,064 58,246 12,515 1 ,461 Derivative financial instruments - assets and liabilities 1,615,226 (3,536,578) 9 4,386 (8 96,168) - - - - Investment funds 1 ,615,226 (3 ,536,578) 94,386 (8 96,168) - - - - Deposits (7 ,563,966) (23,108,529) (1 28,549) (102,867) - - - - 2.89% to 4.05% Itaú Unibanco S.A. Nassau Branch (7 ,563,966) (23,108,529) (1 28,549) (100,762) - - - - Other - - - (2,105) - - - - Deposits received under securities repurchase agreements - - - - (180,863) (40,206) (2,948) (888) 76% to 97.5% CDI Duratex S.A. - - - - (3 7,584) (18,874) (4 18) (3 41) 75% to 96% CDI Other - - - - (1 43,279) (21,332) (2 ,530) (547) Debentures - (85,811) - - - - - - Itaú Unibanco S.A. Nassau Branch - (85,811) - - - - - - Amounts receivable from (payable to) related companies / Banking service fees (expenses) (3 0,972) (6,295) (3,625) (1 ,099) (8 9,930) (109,204) 12,537 10,754 Fundação Itaú Unibanco - Previdência Complementar - - - - (9 5,027) (107,984) 13,195 12,114 Itaú Unibanco S.A. Nassau Branch (3 0,191) - - - - - - - Other (7 81) (6,295) (3 ,625) (1,099) 5 ,097 (1 ,220) (6 58) (1,360) Rent revenues (expenses) - - (26) (99) - - (1 1,604) (1 1,430) Fundação Itaú Unibanco - Previdência Complementar - - - - - - (9,242) (8,820) Other - - (2 6) (9 9) - - (2,362) (2,610) Sponsorship expenses - - - - - - - (1 9,350) Associação Cubo Coworking Itaú - - - - - - - (1 9,350) Donation expenses - - - - - - (3 5,000) (25,000) Instituto Itaú Cultural - - - - - - (35,000) (25,000) In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (1,621) (R$ (2,387) from 01/01 to 03/31/2018) in view of the use of the common structure. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 139

b) Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the period correspond to: 01/01 to 01/01 to 03/31/2019 03/31/2018 Fees (138,256) (140,191) Profit sharing (91,853) (44,072) Post-employment benefits (3,674) (3,437) Granting of the Share-based payment (81,482) (31,713) (315,265) (219,412) Total Total amounts related to stock-based compensation plan, personnel expenses and post-employment benefits is detailed in Notes 13g, 10g and 16, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 140 b) Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the period correspond to: 01/01 to 01/01 to 03/31/2019 03/31/2018 Fees (138,256) (140,191) Profit sharing (91,853) (44,072) Post-employment benefits (3,674) (3,437) Granting of the Share-based payment (81,482) (31,713) (315,265) (219,412) Total Total amounts related to stock-based compensation plan, personnel expenses and post-employment benefits is detailed in Notes 13g, 10g and 16, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 140

Note 15 - Market value

In cases where market prices are not available, market value are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated market value achieved through these techniques cannot be substantiated by comparison with independent markets and, in many cases, it cannot be realized in the immediate settlement of the instrument.

The following table summarizes the carrying and estimated market value for financial instruments:

		03/31/2019		03/31/2018	
		Book Value	Estimated Market Value	Book Value	Estimated Market Value
Interbank investments	(a)(b)	284,397,670	284,408,926	264,523,823	264,583,867
Securities and derivative financial instruments	(c)				
Adjustment of available-for-sale securities		108,023,288	108,023,288	106,253,761	106,253,761
Adjustment of held-to-maturity securities		39,894,724	41,844,120	27,568,049	28,771,154
Derivative financial instruments - Assets	(c)	23,965,273	23,965,273	29,794,833	29,794,833
Loan, lease and other credit operations	(d)	509,448,187	517,613,478	458,822,981	465,426,307
Deposits	(b)	461,487,066	461,529,787	407,948,634	407,982,163
Deposits received under securities repurchase agreeme	(a)	328,027,562	328,027,562	310,609,025	310,609,025
Funds from acceptance and issuance of securities	(b)	117,040,028	117,122,519	115,236,507	115,474,471
Borrowings and onlendings	(b)	69,629,832	69,717,123	63,230,323	63,531,966
Derivative financial instruments - Liabilities	(c)	27,599,045	27,599,045	34,355,410	34,355,410
Subordinated debt	(b)	52,580,289	53,615,987	52,240,633	52,952,952

The methods and assumptions adopted to estimate the market value are defined below:

a) **Securities purchased under agreements to resell, which compose the balance of Interbank Investments, and Securities under repurchase agreements -** The carrying amounts for these instruments approximate their market values.

b) **Interbank deposits, which compose the balance of Interbank Investments, Deposits, Funds from Acceptance and Issuance of Securities, Borrowings and Onlending and Subordinate Debt** – They are calculated by discounting estimated cash flows at market interest rates.

c) **Securities and Derivatives -** Under usual conditions, the prices quoted in the market are the best indicators of market values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other pricing techniques to establish their market value. In the absence of the prices quoted by the Brazilian Financial and Capital Markets Association (ANBIMA), the market values of government securities are determined based on the interest rates provided by brokers. The market values of corporate debt securities are calculated by discounting estimated cash flows at market interest rates. The market values of shares are computed based on their prices quoted in the market. The market values of derivative financial instruments were determined as follows:

- ***Swaps:*** Their cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors, drawn mainly based on the exchange price of derivatives at B3, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the market value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.).
- **Futures and Forwards:** Quotations on exchanges or using criteria identical to those applied to swaps.
- **Options:** Determined based on mathematical models, such as Black&Scholes, using data, in general from Bloomberg, of implicit volatility, interest rate yield curve and market value of the underlying asset. Current market prices of options are used to compute the implicit volatilities.
- **Credit Risk:** Inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk.

d) **Loan operations and lease operations and other credits –** Market value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models. The market value of fixed-rate loans was determined by discounting estimated cash flows, applying current interest rates close of similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their market value. The market value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity. The market value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions related to cash flows and discount rates are determined using information available in the market and information specific of the debtor.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 | 141

Note 16 – Post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, sponsors retirement plans to its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plans:

- Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined;
- Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid; and
- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investment accumulated by the participant on the eligibility date.

Below is a list of benefit plans and their modalities:

Entity	Benefit plan	Modality
Fundação Itaú Unibanco - Previdência Complementar - FIU	Supplementary retirement plan Supplementary Retirement Plan – Flexible Premium Annuity Franprev benefit plan 002 benefit plan Prebeg benefit plan UBB PREV defined benefit plan Benefit Plan II Itaulam basic plan Itaú Defined Benefit Plan REDECARD Retirement Plan ITAUCARD Retirement Defined Benefit Plan	Defined Benefit
	Itaubanco Defined Contribution Plan Itaubank Retirement Plan REDECARD Pension Plan	Defined Contribution
	Unibanco Pension Plan – Intelligent Future Itaulam Supplementary Plan Itaú Defined Contribution Plan REDECARD Retirement Plan ITAUCARD Supplementary Retirement Plan	Variable Contribution
FUNBEP Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan	Defined Benefit
	Funbep II Benefit Plan	Variable Contribution

The modality of Defined Contribution plans have funds composed by the portions of sponsors' contributions not yet included in the participant's account balance due to loss of eligibility to the benefit, as well as of resources arising from the migration of retirement plans in defined benefit modality. The fund is used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 | 142

a) Main Actuarial Assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimated about the variables that determine the post-employment benefit amounts.

The main demographic assumptions comprise: mortality table and turnover of active participants and the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation.

	03/31/2019	03/31/2018
Discount rate (1)	9.72% p.a.	9.98% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover	Itaú Experience 2008/2010 (3)	Itaú Experience 2008/2010
Future salary growth	4.00% to 7.12 % p.a.	5.04% to 7.12 % p.a.
Growth of plan benefits	4.00 % p.a.	4.00 % p.a.
Inflation	4.00 % p.a.	4.00 % p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit

(1) Determined based on market yield related to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.

(2) Correspond to those disclosed by SOA – "Society of Actuaries", that reflect a 10% increase in the probabilities of survival regarding the respective basic tables.

(3) Updated to the new expectation of mass behavior.

Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk Management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils.

Benefits offered have long-tem characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and biometric risk.

- Financial Risk – the actuarial liability is calculated by adopting a discount rate different from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- Inflation risk – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- Biometric Risk – plans that have any obligation actuarially assessed are exposed to biometric risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to biometric assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study preparedby an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing Is defined by the difference between its equity coverage and the current value of its future liabilities. Observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 | 143

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market:

Types	Fair value		% Allocation	
	03/31/2019	03/31/2018	03/31/2019	03/31/2018
Fixed income securities	**17,492,623**	**17,038,594**	**92.20%**	**95.97%**
Quoted in an active market	17,208,405	16,769,852	90.70%	94.45%
Non quoted in an active market	284,218	268,742	1.50%	1.51%
Variable income securities	**769,684**	**19,506**	**4.06%**	**0.11%**
Quoted in an active market	761,789	15,350	4.02%	0.09%
Non quoted in an active market	7,895	4,156	0.04%	0.02%
Structured investments	**64,863**	**32,088**	**0.34%**	**0.18%**
Quoted in an active market	624	1,266	0.00%	0.01%
Non quoted in an active market	64,239	30,822	0.34%	0.17%
Real estate	**565,983**	**584,368**	**2.98%**	**3.29%**
Loans to participants	**79,975**	**80,199**	**0.42%**	**0.45%**
Total	**18,973,128**	**17,754,755**	**100.00%**	**100.00%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 10,689 (R$ 10,730 at 03/31/2018), and real estate rented to Group companies, with a fair value of R$ 475,734 (R$ 501,302 at 03/31/2018).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from judicial decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new adhesions.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. In the last 3 years, ITAÚ UNIBANCO HOLDING CONSOLIDATED used the percentage of 8.16% p.a. for medical inflation and the percentage of 3% p.a. for aging factor.

Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used.

e) Net amount recognized in the balance sheet

	03/31/2019			
	BD and CV Plans	CD Plans	Other post-employment benefits	Total
1 - Net assets of the plans	18,973,128	1,615,479	-	20,588,607
2 - Actuarial liabilities	(15,584,353)	-	(283,388)	(15,867,741)
3 - Asset restriction (*)	(3,748,537)	(961,237)	-	(4,709,774)
4 - Net amount recognized in the balance sheet (1+2+3)	**(359,762)**	**654,242**	**(283,388)**	**11,092**
Amount recognized in Assets (Note 10a)	65,877	654,242	-	720,119
Amount recognized in Liabilities (Note 10d)	(425,639)	-	(283,388)	(709,027)

	03/31/2018			
	BD and CV Plans	CD Plans	Other post-employment benefits	Total
1 - Net assets of the plans	17,754,755	1,640,635	-	19,395,390
2 - Actuarial liabilities	(14,596,202)	-	(261,036)	(14,857,238)
3 - Asset restriction (*)	(3,290,230)	(923,868)	-	(4,214,098)
4 - Net amount recognized in the balance sheet (1+2+3)	**(131,677)**	**716,767**	**(261,036)**	**324,054**
Amount recognized in Assets (Note 10a)	353,296	716,767	-	1,070,063
Amount recognized in Liabilities (Note 10d)	(484,973)	-	(261,036)	(746,009)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with Bacen Resolution nº 4,424/15.

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f) Change in the net amount recognized in the balance sheet:

	03/31/2019								
	BD and CV plans				CD plans			Ohter post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**18,808,301**	**(15,492,982)**	**(3,664,329)**	**(349,010)**	**1,603,560**	**(938,290)**	**665,270**	**(281,933)**	**34,327**
Amounts recognized in income (1+2+3)	**442,338**	**(378,778)**	**(88,858)**	**(25,298)**	**37,865**	**(22,800)**	**15,065**	**(6,645)**	**(16,878)**
1 - Cost of current service	-	(19,100)	-	(19,100)	-	-	-	-	(19,100)
2 - Cost of past service	-	-	-	-	-	-	-	-	-
3 - Net interest [1]	442,338	(359,678)	(88,858)	(6,198)	37,865	(22,800)	15,065	(6,645)	2,222
Amounts recognized in stockholders´ equity (4+5+6)	**(2,243)**	**(6,918)**	**4,650**	**(4,511)**	**957**	**(147)**	**810**	**-**	**(3,701)**
4 - Effects on asset ceiling	-	-	4,650	4,650	-	(147)	(147)	-	4,503
5 - Remeasurements [2] [3]	-	(8,555)	-	(8,555)	957	-	957	-	(7,598)
6 - Exchange variation	(2,243)	1,637	-	(606)	-	-	-	-	(606)
Other (7+8+9+10)	**(275,268)**	**294,325**	**-**	**19,057**	**(26,903)**	**-**	**(26,903)**	**5,190**	**(2,656)**
7 - Receipt by allocation of funds	-	-	-	-	-	-	-	-	-
8 - Benefits paid	(294,325)	294,325	-	-	-	-	-	5,190	5,190
9 - Contributions from sponsor	16,714	-	-	16,714	(26,903)	-	(26,903)	-	(10,189)
10 - Contributions from parcipants	2,343	-	-	2,343	-	-	-	-	2,343
Amounts end of the period	**18,973,128**	**(15,584,353)**	**(3,748,537)**	**(359,762)**	**1,615,479**	**(961,237)**	**654,242**	**(283,388)**	**11,092**

	03/31/2018								
	BD and CV plans				CD plans			Ohter post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**17,588,377**	**(14,490,542)**	**(3,217,361)**	**(119,526)**	**1,633,690**	**(911,929)**	**721,761**	**(256,723)**	**345,512**
Amounts recognized in income (1+2+3)	**425,006**	**(363,538)**	**(80,280)**	**(18,812)**	**39,304**	**(22,423)**	**16,881**	**(6,218)**	**(8,149)**
1 - Cost of current service	-	(16,606)	-	(16,606)	-	-	-	-	(16,606)
2 - Cost of past service	-	-	-	-	-	-	-	-	-
3 - Net interest [1]	425,006	(346,932)	(80,280)	(2,206)	39,304	(22,423)	16,881	(6,218)	8,457
Amounts recognized in stockholders´ equity (4+5+6)	**(40)**	**(15,109)**	**7,411**	**(7,738)**	**(12,328)**	**10,484**	**(1,844)**	**-**	**(9,582)**
4 - Effects on asset ceiling	-	-	7,411	7,411	-	10,484	10,484	-	17,895
5 - Remeasurements [2] [3]	-	(5,459)	-	(5,459)	(12,328)	-	(12,328)	-	(17,787)
6 - Exchange variation	(40)	(9,650)	-	(9,690)	-	-	-	-	(9,690)
Other (7+8+9+10)	**(258,588)**	**272,987**	**-**	**14,399**	**(20,031)**	**-**	**(20,031)**	**1,905**	**(3,727)**
7 - Receipt by allocation of funds	-	-	-	-	-	-	-	-	-
8 - Benefits paid	(272,987)	272,987	-	-	-	-	-	1,905	1,905
9 - Contributions from sponsor	11,580	-	-	11,580	(20,031)	-	(20,031)	-	(8,451)
10 - Contributions from parcipants	2,819	-	-	2,819	-	-	-	-	2,819
Amounts end of the period	**17,754,755**	**(14,596,202)**	**(3,290,230)**	**(131,677)**	**1,640,635**	**(923,868)**	**716,767**	**(261,036)**	**324,054**

(1) Corresponds to the amount calculated on 01/01/2019 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 9.72% p.a.(On 01/01/2018 the rate used was 9.98% p.a.);

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate;

(3) The actual return on assets amounted to R$ 442,338 (R$ 425,006 at 03/31/2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 | 145

g) Defined benefit contribution

	Estimated contribution	Contributions made	
	2019	01/01 to 03/31/2019	01/01 to 03/31/2018
Pension plan - FIU	47,279	13,926	9,135
Pension plan - FUNBEP	10,115	2,788	2,445
Total	**57,394**	**16,714**	**11,580**

h) Maturity profile of defined benefit liabilities

	Duration (*)	2019	2020	2021	2022	2023	2024 to 2028
Pension plan - FIU	10.88	799,004	823,503	858,735	893,598	929,239	5,184,106
Pension plan - FUNBEP	10.09	370,160	387,370	404,340	419,677	434,644	2,361,645
Other post-employment benefits	12.02	16,981	18,073	19,223	20,388	21,569	127,453
Total		**1,186,145**	**1,228,946**	**1,282,298**	**1,333,663**	**1,385,452**	**7,673,204**

(*) Average duration of plan´s actuarial liabilities.

i) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests were conducted in actuarial liabilities. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

	BD and CV plans			Other post-employment benefits		
Main assumptions	**Present value of liability**	**Income**	**Stockholders´ equity (*)**	**Present value of liability**	**Income**	**Stockholders´ equity (*)**
Interest rate						
Increase by 0,5%	(717,588)	-	76,368	(15,202)	-	(15,202)
Decrease by 0,5%	782,123	-	(249,711)	16,720	-	16,720
Mortality rate						
Increase by 5%	(159,871)	-	45,128	(6,309)	-	(6,309)
Decrease by 5%	167,150	-	(47,704)	6,752	-	6,752
Medical inflation						
Increase by 1%	-	-	-	32,653	-	32,653
Decrease by 1%	-	-	-	(27,667)	-	(27,667)

(*) Net of effects of asset ceiling

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Note 17 – Information on foreign subsidiaries

ITAÚ UNIBANCO HOLDING CONSOLIDATED has subsidiaries abroad, subdivided into:

- Foreign branches: Itaú Unibanco S.A. – Grand Cayman Branch, New York Branch, Tokyo Branch, Itaú Unibanco Holding S.A. Grand Cayman Branch and Itaú CorpBanca New York Branch;
- Latin America consolidated: basically compose of subsidiaries Banco Itaú Argentina S.A., Banco Itaú Uruguay S.A., Banco Itaú Paraguay S.A., Itaú CorpBanca and Itaú CorpBanca Colômbia S.A.;
- Other foreign companies: basically compose of subsidiaries Itaú Bank Ltd., ITB Holding Ltd. and Itau BBA International plc.

More information on results of foreign units are in the Management's Discussion and Analysis Report.

	Net income	
	01/01 to 03/31/2019	01/01 to 03/31/2018
Foreign branches	318,809	390,378
Latin America consolidated	389,316	117,493
Other foreign companies	233,203	131,789
Foreign consolidated	908,075	619,706

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 | 147

Note 18 – Risk, Capital Management and Fixed Assets Limits a) Corporate Governance ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability. These processes are aligned with the guidelines of the Board of Directors and Executives that, through corporate bodies, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies, and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in the performance of its assignments related to capital and risk management. In the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, are responsible for capital and risk management and which decisions are monitored in the scope of CGRC. Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has panels collegiate bodies, which exercise the responsibilities delegated in capital and risk management, presided over by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has specialized executive boards to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with policies and procedures established. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we act with strict ethical standard and regulatory compliance, in search for high and increasing results, with low volatility, through long-lasting relationship with the client, correct risk pricing, pulverized funding and proper use of capital.” Based on this statement, five dimensions have been established (Capitalization, Liquidity, Composition of results, Operational Risk and Reputation). Each dimension is made up of a set of metrics associated with the main risks involved, combining supplementary measurement methods, in search for a comprehensive vision of our exposures. The Board of Directors is responsible for approving guidelines and limits for risk appetite, exercising its activities with the support of CGRC and CRO - Chief Risk Officer. The limits for risk appetite are frequently monitored and reported to risk committees and to the Board of Directors, which will guide the preventive measures to be taken to ensure that exposures are aligned with the strategies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. Among BACEN’s requirement for proper risk and capital management, noteworthy are the Risk Appetite Statement” (RAS) and the implementation of continuous and integrated risk management structure, the stress test program, the organization of the Risk Committee and nomination, before BACEN, of the Chief Risk Officer (CRO), with assignment of roles, responsibilities and independence requirements. Substantiation for risk appetite, risk management and guidelines for activities of employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED the day-to-day for decision-making purposes are: · Sustainability and client satisfaction: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s vision is to be the leading bank in sustainable performance and client satisfaction and, therefore, it is committed to creating shared value to employees, clients, stockholders, and society, ensuring the continuity of business. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s is committed to do business that is good both for the client and the institution itself; Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 148 Note 18 – Risk, Capital Management and Fixed Assets Limits a) Corporate Governance ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability. These processes are aligned with the guidelines of the Board of Directors and Executives that, through corporate bodies, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies, and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in the performance of its assignments related to capital and risk management. In the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, are responsible for capital and risk management and which decisions are monitored in the scope of CGRC. Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has panels collegiate bodies, which exercise the responsibilities delegated in capital and risk management, presided over by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has specialized executive boards to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with policies and procedures established. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we act with strict ethical standard and regulatory compliance, in search for high and increasing results, with low volatility, through long-lasting relationship with the client, correct risk pricing, pulverized funding and proper use of capital.” Based on this statement, five dimensions have been established (Capitalization, Liquidity, Composition of results, Operational Risk and Reputation). Each dimension is made up of a set of metrics associated with the main risks involved, combining supplementary measurement methods, in search for a comprehensive vision of our exposures. The Board of Directors is responsible for approving guidelines and limits for risk appetite, exercising its activities with the support of CGRC and CRO - Chief Risk Officer. The limits for risk appetite are frequently monitored and reported to risk committees and to the Board of Directors, which will guide the preventive measures to be taken to ensure that exposures are aligned with the strategies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. Among BACEN’s requirement for proper risk and capital management, noteworthy are the Risk Appetite Statement” (RAS) and the implementation of continuous and integrated risk management structure, the stress test program, the organization of the Risk Committee and nomination, before BACEN, of the Chief Risk Officer (CRO), with assignment of roles, responsibilities and independence requirements. Substantiation for risk appetite, risk management and guidelines for activities of employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED the day-to-day for decision-making purposes are: · Sustainability and client satisfaction: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s vision is to be the leading bank in sustainable performance and client satisfaction and, therefore, it is committed to creating shared value to employees, clients, stockholders, and society, ensuring the continuity of business. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s is committed to do business that is good both for the client and the institution itself; Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 148

· Risk Culture: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture goes beyond policies, procedures or processes, as it strengthens the individual and collective responsibility of all employees so they do the right thing at the right moment and on the proper way, by respecting the ethical way of doing business; · Risk pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s acts and assumes risks in business it knows and understands, avoiding risks that are unknown to the institution or that do not have a competitive edge, therefore carefully assessing the risk-return ratio; · Diversification: ITAÚ UNIBANCO HOLDING CONSOLIDATED has low appetite to volatility in results and, therefore, it operates with a diversified base of clients, products and business, seeking to diversify risks and giving priority to lower risk business; · Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure to offer top services; · Ethics and respect for regulation: for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non- negotiable, and, therefore, the institute promotes an institutional environment that has integrity, guiding employees to cultivate ethics in relationships and business, and the respect for rules, as it cultivates the care for the institution’s reputation. ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts several initiatives to disseminate risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone to manage risks. These principles lay down the basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines by helping employees to consciously understand, identify, measure, manage and mitigate risks. I – Credit risk Possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed- upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operational limits and risk mitigating mechanisms, in addition for establishing processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and the impacts from potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of clients, performance and portfolio evolution, default levels, return rate and economic capital allocated, among other external factors, such as: interest rates, market default indicators, inflation, consumption variation, among others. In compliance with CMN Resolution 4,557, of February 2017, 23, the document “Public Access Report – Credit Risk“, which includes the guidelines established by the institutional credit risk control policy can be viewed at www.itau.com.br/investor-relations, under Itaú Unibanco, Corporate Governance, Regulations and Policies. II - Market risk Possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things: political, economic and market conditions; portfolio profile of ITAÚ UNIBANCO HOLDING CONSOLIDATED and expertise within the group to support operations in specific markets. The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 149 · Risk Culture: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture goes beyond policies, procedures or processes, as it strengthens the individual and collective responsibility of all employees so they do the right thing at the right moment and on the proper way, by respecting the ethical way of doing business; · Risk pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s acts and assumes risks in business it knows and understands, avoiding risks that are unknown to the institution or that do not have a competitive edge, therefore carefully assessing the risk-return ratio; · Diversification: ITAÚ UNIBANCO HOLDING CONSOLIDATED has low appetite to volatility in results and, therefore, it operates with a diversified base of clients, products and business, seeking to diversify risks and giving priority to lower risk business; · Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure to offer top services; · Ethics and respect for regulation: for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non- negotiable, and, therefore, the institute promotes an institutional environment that has integrity, guiding employees to cultivate ethics in relationships and business, and the respect for rules, as it cultivates the care for the institution’s reputation. ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts several initiatives to disseminate risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone to manage risks. These principles lay down the basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines by helping employees to consciously understand, identify, measure, manage and mitigate risks. I – Credit risk Possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed- upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operational limits and risk mitigating mechanisms, in addition for establishing processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and the impacts from potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of clients, performance and portfolio evolution, default levels, return rate and economic capital allocated, among other external factors, such as: interest rates, market default indicators, inflation, consumption variation, among others. In compliance with CMN Resolution 4,557, of February 2017, 23, the document “Public Access Report – Credit Risk“, which includes the guidelines established by the institutional credit risk control policy can be viewed at www.itau.com.br/investor-relations, under Itaú Unibanco, Corporate Governance, Regulations and Policies. II - Market risk Possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things: political, economic and market conditions; portfolio profile of ITAÚ UNIBANCO HOLDING CONSOLIDATED and expertise within the group to support operations in specific markets. The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 149

The National Monetary Council (CMN) has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment given to other risk indicators. The structure of limits and warnings is in line with the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aiming at improving the risk monitoring and understanding process, and at avoiding concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, market complexity and volatility, as well as the institution’s appetite for risk. In order to set up operations within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with clients and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, and can be characterized as accounting or economic hedge, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 5 - Securities and derivative financial instruments). The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution nº. 4,557, of February 2017, 23, and BACEN Circular nº. 3,354, of June 2007, 27. The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading. The banking portfolio is basically characterized by transactions from the banking business, and transactions related to the management of the balance sheet of the institution, it has the no-intention of resale and medium and long term time horizons as general guidelines. Market risk management analyses is conducted based on the following metrics: · Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; · Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (“MtM – Mark to Market”); and · Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the trading portfolio, considering returns that can be seen in historical scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is performed based on the following metrics: · ΔEVE: difference between the present value of sum of repricing flows instruments subject to IRRBB in a base scenario and present value of sum of repricing flows of these instruments in a scenario of shock in interest rates; · ΔNII: difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates; · Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate; · Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in an access-controlled environment, being highly available, which has data safekeeping and recovery processes and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 150 The National Monetary Council (CMN) has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment given to other risk indicators. The structure of limits and warnings is in line with the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aiming at improving the risk monitoring and understanding process, and at avoiding concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, market complexity and volatility, as well as the institution’s appetite for risk. In order to set up operations within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with clients and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, and can be characterized as accounting or economic hedge, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 5 - Securities and derivative financial instruments). The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution nº. 4,557, of February 2017, 23, and BACEN Circular nº. 3,354, of June 2007, 27. The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading. The banking portfolio is basically characterized by transactions from the banking business, and transactions related to the management of the balance sheet of the institution, it has the no-intention of resale and medium and long term time horizons as general guidelines. Market risk management analyses is conducted based on the following metrics: · Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; · Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (“MtM – Mark to Market”); and · Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the trading portfolio, considering returns that can be seen in historical scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is performed based on the following metrics: · ΔEVE: difference between the present value of sum of repricing flows instruments subject to IRRBB in a base scenario and present value of sum of repricing flows of these instruments in a scenario of shock in interest rates; · ΔNII: difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates; · Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate; · Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in an access-controlled environment, being highly available, which has data safekeeping and recovery processes and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 150

As of March 31, 2019, ITAÚ UNIBANCO HOLDING CONSOLIDATED presented a Total VaR of R$ 373.6 million, without significant changes in relation to the same period of the previous year (R$ 383.9 million at March 31, 2018). The document “Public Access Report – Market Risk“, which includes the guidelines established by the institutional credit risk control policy, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, under Itaú Unibanco, Corporate Governance, Regulations and Policies. III – Liquidity risk The institution’s possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses. The control over liquidity risk is carried out by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different horizons of time, and monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by the independent validation, internal control and audit areas. The document Public Access Report - Liquidity Risk, that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies. IV – Operational risk The possibility of losses from failure of, insufficient or inadequate internal processes, people and systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by the institution. The managers of executive areas adopt corporate methodologies developed and made available by the internal controls, compliance and operational risk area. As part of governance of risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives. In line with the principles of CMN Resolution No. 4,557, of February 2017, 23, the document entitled “Public Access Report – Integrated Management of Operational Risk/ Internal Controls/ Compliance“, a summarized version of the institutional operational risk management policy, may be accessed on the website www.itau.com.br/investor-relations, section Itaú Unibanco, “Corporate Governance”, Rules and Policies. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 151 As of March 31, 2019, ITAÚ UNIBANCO HOLDING CONSOLIDATED presented a Total VaR of R$ 373.6 million, without significant changes in relation to the same period of the previous year (R$ 383.9 million at March 31, 2018). The document “Public Access Report – Market Risk“, which includes the guidelines established by the institutional credit risk control policy, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, under Itaú Unibanco, Corporate Governance, Regulations and Policies. III – Liquidity risk The institution’s possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses. The control over liquidity risk is carried out by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different horizons of time, and monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by the independent validation, internal control and audit areas. The document Public Access Report - Liquidity Risk, that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies. IV – Operational risk The possibility of losses from failure of, insufficient or inadequate internal processes, people and systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by the institution. The managers of executive areas adopt corporate methodologies developed and made available by the internal controls, compliance and operational risk area. As part of governance of risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives. In line with the principles of CMN Resolution No. 4,557, of February 2017, 23, the document entitled “Public Access Report – Integrated Management of Operational Risk/ Internal Controls/ Compliance“, a summarized version of the institutional operational risk management policy, may be accessed on the website www.itau.com.br/investor-relations, section Itaú Unibanco, “Corporate Governance”, Rules and Policies. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 151

V - Insurance, private pension and capitalization risks The main risk related to Insurance, Private Pension and Capitalization portfolios are described below and their definitions are presented in their respective chapters. · Underwriting risk: possibility of losses arising from insurance, pension plan and capitalization operations contrary to the institution’s expectations of ITAÚ UNIBANCO HOLDING CONSOLIDATED, directly or indirectly associated with technical and actuarial bases adopted to calculate premiums, contributions and provisions; · Credit risk; · Market risk; · Liquidity risk; · Operational risk. The management process of these risks is independent and focused on the specifics of each risk. VI - Social and environmental risk Risk of potential losses due to exposure to social and environmental damages arising from the performance of its activities. The social and environmental risk management is carried out by the first line of defense in its daily operations, with the technical assessment of the legal and risk areas, which have a technical dedicated team. Business units also have governance for approval of new products, which includes the assessment of the social and environmental risk, therefore ensuring compliance with this requirement for all new products approved by the institution. Governance still has the Social and Environmental Risk Committee, which main duty is to guide the institutional understanding related to exposure to social and environmental risk for the institution’s activities. Mitigation actions concerning the social and environmental risk are carried out by mapping processes, risks and controls, monitoring new regulations on the subject, and recording any occurrences in internal databases. In addition to identification, the phases of prioritization, response, monitoring and reporting of assessed risks supplement this risk monitoring at ITAÚ UNIBANCO HOLDING CONSOLIDATED. Further details on the Social and environmental risk, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, under “Reports” / Pillar 3 and Global Systemically Important Banks / Risk and Capital Management Report. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 152 V - Insurance, private pension and capitalization risks The main risk related to Insurance, Private Pension and Capitalization portfolios are described below and their definitions are presented in their respective chapters. · Underwriting risk: possibility of losses arising from insurance, pension plan and capitalization operations contrary to the institution’s expectations of ITAÚ UNIBANCO HOLDING CONSOLIDATED, directly or indirectly associated with technical and actuarial bases adopted to calculate premiums, contributions and provisions; · Credit risk; · Market risk; · Liquidity risk; · Operational risk. The management process of these risks is independent and focused on the specifics of each risk. VI - Social and environmental risk Risk of potential losses due to exposure to social and environmental damages arising from the performance of its activities. The social and environmental risk management is carried out by the first line of defense in its daily operations, with the technical assessment of the legal and risk areas, which have a technical dedicated team. Business units also have governance for approval of new products, which includes the assessment of the social and environmental risk, therefore ensuring compliance with this requirement for all new products approved by the institution. Governance still has the Social and Environmental Risk Committee, which main duty is to guide the institutional understanding related to exposure to social and environmental risk for the institution’s activities. Mitigation actions concerning the social and environmental risk are carried out by mapping processes, risks and controls, monitoring new regulations on the subject, and recording any occurrences in internal databases. In addition to identification, the phases of prioritization, response, monitoring and reporting of assessed risks supplement this risk monitoring at ITAÚ UNIBANCO HOLDING CONSOLIDATED. Further details on the Social and environmental risk, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, under “Reports” / Pillar 3 and Global Systemically Important Banks / Risk and Capital Management Report. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 152

c) Capital management governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the requirements of BACEN, which determines minimum capital requirements, procedures to assess information on globally systemic important banks (G-SIB), fixed asset limits, loan limits, accounting practices and require banks to conform to the regulation based on the Basel Accord for capital adequacy purposes. Additionally, the CNSP and SUSEP issue regulations on capital requirements that impact our insurance operations, and private pension and capitalization plans.

The capital statements were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I - Composition of capital

The Referential Equity (PR) used to monitor the compliance with the operational limits imposed by BACEN is the sum of three items, namely:

- **Common Equity Tier I:** the sum of capital, reserves and retained earnings, less deductions and prudential adjustments.
- **Additional Tier I Capital:** consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I;
- **Tier II:** consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with the Common Equity Tier I and the Additional Tier I Capital, it makes up the Total Capital.

Composition of Referential Equity

	03/31/2019	03/31/2018
Stockholders' equity attributable to controlling interests	119,824,289	118,511,228
Non-controlling interests	12,427,480	12,155,210
Change in interest in subsidiaries in a capital transaction	71,025	1,145,733
Consolidated stockholders' equity (BACEN)	**132,322,794**	**131,812,171**
Common Equity Tier I prudential adjustments	(23,166,416)	(21,476,500)
Common Equity Tier I	**109,156,378**	**110,335,671**
Instruments Eligible to comprise Additional Tier I	10,868,258	-
Additional Tier I Prudential Adjustments	99,590	74,791
Additional Tier I Capital	**10,967,848**	**74,791**
Tier I (Common Equity Tier I + Additional Tier I Capital)	**120,124,226**	**110,410,462**
Instruments Eligible to comprise Tier II	11,833,538	15,778,051
Tier II Prudential Adjustments	98,572	89,710
Tier II	**11,932,110**	**15,867,761**
Referential Equity (Tier I + Tier II)	**132,056,336**	**126,278,223**

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 | 153

II - Capital requirements in place and in progress

Minimum capital requirements are expressed as indexes that relate available capital and risk-weighted assets (RWA).

Schedule for Basel III implementation

	As from January 1st	
	2018	**2019 (1)**
Common Equity Tier I	4.5%	4.5%
Tier I	6.0%	6.0%
Total capital	**8.625%**	**8.0%**
Additional Capital Buffers (ACP)	**2.375%**	**3.5%**
Conservation	1.875%	2.5%
Countercyclical (2)	0%	0%
Systemic (3)	0.5%	1.0%
Common Equity Tier I + ACP	**6.875%**	**8.0%**
Total capital + ACP	**11.0%**	**11.5%**
Prudential adjustment deductions	**100%**	**100%**

(1) Petition valid after of January 1st, 2019.

(2) ACP $_{Countercyclical}$ is triggered during the credit cycle expansion phase. Furthermore, in the event of increase in ACPCountercyclical, the new percentage will be effective only twelve months after it is announced.

(3) Calculation of ACP $_{Systemic}$ associates the systemic importance, represented by the institution's total exposure, to Gross Domestic Product (GDP).

III - Risk-Weighted Assets (RWA)

For assessing the minimum capital requirements, the RWA must be calculated by adding the following risk exposures:

$$RWA = RWA_{CPAD} + RWA_{MINT} + RWA_{OPAD}$$

	03/31/2019	03/31/2018
Credit risk (RWA_{CPAD})(1)	705,893,822	665,358,348
Market risk (RWA_{MINT})(2)	36,583,091	24,312,521
Operational risk ($RWAP_{OPAD}$)(3)	81,341,095	70,467,968
Total risk-weighted assets	**823,818,009**	**760,138,837**

(1) Portion related to exposures to credit risk, calculated using the standardized approach;

(2) Portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars nº 3,646 and nº 3,674;

(3) Portion related to capital required for operational risk, calculated based on the standardized approach.

The tables below present the breakdown of credit, market and operational risk weighted assets, respectively:

Credit risk

	03/31/2019	03/31/2018
Marketable securities	38,834,523	37,264,861
Loan operations – Retail	125,869,643	113,582,358
Loan operations – Non-retail	260,647,622	243,449,265
Joint Liabilities - Retail	143,833	160,559
Joint Liabilities - Non-Retail	42,494,545	45,145,390
Loan commitments – Retail	34,679,379	31,533,897
Loan commitments – Non-retail	10,366,861	9,406,428
Derivatives – Future potential gain	4,288,318	4,600,513
Agency Transition	1,955,838	2,254,558
Other exposures	186,613,260	177,960,518
Total	**705,893,822**	**665,358,348**

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 | 154

Market Risk

	03/31/2019[1]	03/31/2018[1]
Market Risk Weighted Assets - Standard Aproach ($RWAM_{PAD}$)	**42,307,348**	**30,390,651**
Operations subject to interest rate variation	**39,665,739**	**28,112,601**
Fixed rate denominated in reais	2,531,465	4,117,758
Foreign exchange coupons	24,012,676	14,619,456
Price index coupon	13,121,597	9,375,385
Interest rate coupon	1	2
Operations subject to commodity price variation	**552,601**	**736,122**
Operations subject to stock price variation	**456,833**	**572,198**
Operations subject to risk exposures in gold, foreign currency and foreign	**1,632,175**	**969,730**
Minimum Market Risk Weighted Assets - Standard Aproach ($RWAM_{PAD}$) [1] (a)	**33,845,878**	**24,312,521**
Market Risk Weighted Assets calculated based on internal methodology (b)	**36,583,091**	**22,276,633**
Reduction of Market Risk Weighted Assets due to Internal Models Aproach (IMA)	**(5,724,257)**	**(6,078,130)**
Market Risk Weighted Assets (RWA_{MINT}) - maximum of (a) and (b)	**36,583,091**	**24,312,521**

(1) Calculated based on internal models, with maximum saving possibility of 20% of the standard model.

Operational Risk

	03/31/2019	03/31/2018
Operational Risk-Weighted Assets (RWA_{OPAD})	**81,341,095**	**70,467,968**
Retail	13,985,390	12,789,549
Commercial	27,817,635	26,375,036
Corporate finance	2,819,189	2,799,191
Negotiation and sales	15,461,304	10,013,515
Payments and settlements	8,897,104	8,195,799
Financial agent services	4,671,972	4,279,591
Asset management	7,661,255	5,994,084
Retail brokerage	27,246	21,203

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 155

IV – Capital adequacy

The Board of Directors is the body responsible for approving the capital management institutional policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, which purpose is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The result of the last ICAAP – conducted with the base date December 2018 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to face all material risks, a significant capital surplus, thus assuring the institution's equity soundness.

In order to ensure the soundness of ITAÚ UNIBANCO HOLDING CONSOLIDATED and the availability of capital to support business growth, the institution maintains PR levels above the minimum level required to face risks, as evidenced by the Common Equity, Tier I Capital and Basel ratios.

The Basel Ratio reached 16.0% at March 31, 2019, with a reduction of 0.6 p.p. as compared to March 31, 2018 mainly due to the payment of additional dividends related to the 2018 result.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a surplus in relation to the minimum Referential Equity required in the amount of R$ 66,150,895, higher than the ACP of R$ 28,833,630, widely covered by the available capital.

	03/31/2019				03/31/2018			
	Amount		Ratio		Amount		Ratio	
	Required	Current	Required	Current	Required	Current	Required	Current
Common Equity Tier I	37,071,810	109,156,378	4.5%	13.3%	34,206,247	110,335,671	4.5%	14.5%
Additional Tier I Capital	-	10,967,848	-	-	-	74,791	-	-
Tier I (Common Equity Tier I + Additional Tier I Capital)	**49,429,081**	**120,124,226**	**6.0%**	**14.6%**	**45,608,330**	**110,410,462**	**6.0%**	**14.5%**
Tier II	-	11,932,110	-	-	-	15,867,761	-	-
Referential Equity (Tier I + Tier II)	**65,905,441**	**132,056,336**	**8.0%**	**16.0%**	**65,561,974**	**126,278,223**	**8.625%**	**16.6%**
Amount Required for Additional Capital Buffers (ACP)	28,833,630		3.5%		18,053,297		2.375%	

The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING CONSOLIDATED falls within the maximum limit of 50% of adjusted Referential Equity set forth by BACEN. At 03/31/2019, fixed assets ratio reached 28.3%, showing a surplus of R$ 28,666,181.

Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/relacoes-com-investidores "Reports"/ Pillar 3 and Global Systemically Important Banks.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 | 156

Note 19 – Supplementary information

a) **Insurance policy -** ITAÚ UNIBANCO HOLDING CONSOLIDATED despite the low risk exposure due to the physical non-concentration of their assets, it has a policy of guaranteeing their valuables and assets at amounts considered sufficient to cover possible claims.

b) **Foreign currency –** The balances in Reais linked to the foreign currencies were as follows:

	03/31/2019	03/31/2018
Permanent foreign investments	68,671,612	78,795,037
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(131,273,563)	(137,932,291)
Net foreign exchange position	**(62,601,951)**	**(59,137,254)**

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c) **Agreements for offsetting and settlement of liabilities within the scope of the National Financial System**

Offset agreements were entered into within the scope of derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution nº. 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits maintained with the same counterparty, and where the maturity dates of receivables and payables can be advanced to the date an event of default by one of the parties occurs or in the case of bankruptcy of the debtor.

d) **Acquisition of minority interest in Edenred Participações S.A.**

On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its controlled company ITAÚ UNIBANCO, entered into, with Edenred Participações S.A. (EDENRED) a strategic partnership in the benefit market to workers governed mainly by PAT – Worker's Meal Program. EDENRED is controlling by Ticket Serviços S.A. (TICKET) in Brazil.

The strategic partnership will enable ITAÚ UNIBANCO to add the benefits issued by TICKET to its current offer of products and services focused on clients of wholesale, medium, micro and small companies segments.

In addition, ITAÚ UNIBANCO will make a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company's equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the Bank's legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED's control and management.

The effective acquisitions and financial settlements will occur after the required regulatory approvals.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 | 157

Report on review of financial statements To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Introduction We have reviewed the accompanying parent company financial statements of Itaú Unibanco Holding S.A. (“Bank”), which comprise the balance sheet as at March 31, 2019 and the related statements of income, changes in stockholders´ equity and cash flows for the three-month period then ended, as well as the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries (“Consolidated”), which comprise the consolidated balance sheet as at March 31, 2019 and the related consolidated statements of income and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory information. Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank. Our responsibility is to express a conclusion on these financial statements based on our review. Scope of review We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity , respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion on the parent and consolidated financial statements Based on our review, nothing has come to our attention that causes us to believe that the parent company and the consolidated financial statements referred to above do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and Itaú Unibanco Holding S.A. and its subsidiaries as at March 31, 2019 and the parent financial performance and cash flows for the three-month period then ended, as well as the consolidated financial performance and the consolidated cash flows, for the three-month period then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 158 Report on review of financial statements To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Introduction We have reviewed the accompanying parent company financial statements of Itaú Unibanco Holding S.A. (“Bank”), which comprise the balance sheet as at March 31, 2019 and the related statements of income, changes in stockholders´ equity and cash flows for the three-month period then ended, as well as the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries (“Consolidated”), which comprise the consolidated balance sheet as at March 31, 2019 and the related consolidated statements of income and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory information. Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank. Our responsibility is to express a conclusion on these financial statements based on our review. Scope of review We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity , respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion on the parent and consolidated financial statements Based on our review, nothing has come to our attention that causes us to believe that the parent company and the consolidated financial statements referred to above do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and Itaú Unibanco Holding S.A. and its subsidiaries as at March 31, 2019 and the parent financial performance and cash flows for the three-month period then ended, as well as the consolidated financial performance and the consolidated cash flows, for the three-month period then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 158

Other matters Statements of added value We have also reviewed the parent company and consolidated statements of added value for the three-month period ended March 31, 2019, prepared under the responsibility of the Bank's management and presented as supplementary information. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not properly prepared, in all material respects, in relation to the financial statements taken as a whole. São Paulo, May 2, 2019 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 159 Other matters Statements of added value We have also reviewed the parent company and consolidated statements of added value for the three-month period ended March 31, 2019, prepared under the responsibility of the Bank's management and presented as supplementary information. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not properly prepared, in all material respects, in relation to the financial statements taken as a whole. São Paulo, May 2, 2019 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 159

ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 Listed Company NIRE. 35300010230 OPINION OF THE FISCAL COUNCIL The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the period from January to March 2019 and verified the accuracy of all items examined, and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period, and they have the conditions to be submitted to the appreciation and approval of the Stockholders. São Paulo (SP), May 02, 2019. JOSÉ CARUSO CRUZ HENRIQUES President ALKIMAR RIBEIRO MOURA CARLOS ROBERTO DE ALBUQUERQUE SÁ Member Member Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 160 ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 Listed Company NIRE. 35300010230 OPINION OF THE FISCAL COUNCIL The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the period from January to March 2019 and verified the accuracy of all items examined, and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period, and they have the conditions to be submitted to the appreciation and approval of the Stockholders. São Paulo (SP), May 02, 2019. JOSÉ CARUSO CRUZ HENRIQUES President ALKIMAR RIBEIRO MOURA CARLOS ROBERTO DE ALBUQUERQUE SÁ Member Member Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 160

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 DECLARATION The Officers responsible for the preparation of the financial statements, in compliance with the provisions in Article 29, paragraph 1, item II, and Article 25, paragraph 1, items V and VI, of Instruction No. 480/2009 of the Brazilian Securities and Exchange Commission (CVM), declare that they: a) read, discussed e agree with the opinions expressed in the independent auditor’s report on the Company’s financial statements for the period from January to March 2019; b) read, discussed and agree with the Company’s financial statements for the period from January to March 2019 and with the Management Discussion and Analysis (MD&A) Report. São Paulo (SP), May 2, 2019. MILTON MALUHY FILHO ALEXSANDRO BROEDEL LOPES Vice President Executive Director Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 161 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 DECLARATION The Officers responsible for the preparation of the financial statements, in compliance with the provisions in Article 29, paragraph 1, item II, and Article 25, paragraph 1, items V and VI, of Instruction No. 480/2009 of the Brazilian Securities and Exchange Commission (CVM), declare that they: a) read, discussed e agree with the opinions expressed in the independent auditor’s report on the Company’s financial statements for the period from January to March 2019; b) read, discussed and agree with the Company’s financial statements for the period from January to March 2019 and with the Management Discussion and Analysis (MD&A) Report. São Paulo (SP), May 2, 2019. MILTON MALUHY FILHO ALEXSANDRO BROEDEL LOPES Vice President Executive Director Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2019 161